Relatório de Gestão 2001
Cia. Suzano de Papel e Celulose

MANAGEMENT REPORT 2001 CIA. SUZANO DE PAPEL E CELULOSE



Cia. Suzano de Papel e Celulose: investimentos em produtos de maior valor agregado

Cia. Suzano de Papel e Celulose: investments in products of greater added value







Cia. Suzano de Papel e Celulose, Fábrica
Suzano (S

Cia. Suzano de Papel e Celulose, Fábrica
Suzano (S

RENOVAÇÃO E EXPANSÃO DE FRONTEIRAS

Consolidação foi a tônica de crescimento da Cia. Suzano em 2001, partindo da aquisição do controle acionário da Bahia Sul Celulose - um sonho iniciado e concluído por Max Feffer, presidente da Cia. Suzano falecido em abril de 2001 -, passando pelo realinhamento de processos com a Gestão Unificada Suzano Bahia Sul e a implementação de projetos socioambientais, resultando em ganhos significativos para o mercado e a sociedade.

No mercado externo e no Brasil, a Cia. Suzano reafirmou seu pioneirismo e redefiniu suas fronteiras baseada nos princípios da Boa Governança Corporativa, cujo marco foi a eleição do novo Conselho de Administração e a estruturação da gestão profissional da empresa.

Os movimentos de crescimento da Companhia incluíram investimentos expressivos em pesquisa na área de biotecnologia, lançamento de novos produtos, ampliação de sua capacidade produtiva e aprimoramento dos controles ambientais.

Compromisso com pessoas e meio ambiente, atuação baseada em pesquisa e contínuo emprego de tecnologia de ponta para gerar produtos de alta qualidade resultaram em um dos grandes lançamentos do ano, o Reciclato: primeiro off set brasileiro 100% reciclado, produzido em escala industrial. Na ocasião, inaugurou-se uma relação inédita: a Suzano passou a adquirir diretamente de uma Cooperativa de Catadores de Papel parte das aparas pós-consumo utilizadas na produção do Reciclato. Parte da renda obtida com a venda do produto é destinada aos projetos do Instituto Ecofuturo, organização não-governamental criada pela Companhia em 1999.

Uma vez mais a Cia. Suzano oferece exemplos concretos de que é possível conjugar crescimento econômico com responsabilidade social, ajudando a traçar um País com qualidade de vida acessível a todos.

Murilo Passos
Diretor Superintendente

OPENING

CONSOLIDATION AND EXPANSION OF FRONTIERS

Consolidation was the key-note of Cia. Suzano's growth in 2001, through the acquisition of Bahia Sul Celulose stock control - a dream idealized and accomplished by Max Feffer, Cia. Suzano's President, who died in April 2001 -, going through the realignment of the processes with the Suzano Bahia Sul Unified Management and the implementation of social and environmental projects, resulting in significant gains for the market and the society.

On the international market and in Brazil, Cia. Suzano reaffirmed its pioneer position and redefined its boundaries based on principles of Good Corpotative Management, whose mark was the election of the Board of Directors and the structuring of the professional management of the company.

The Company's growth actions included expressive investments in research, in the biotechnology area, launching of new products, increase of its productive capacity and improvenient of the environmental controls.

Commitment with people and environment, actions based on research and the continuous use of the latest technology to create high quality products resulted in one of the greatest launches of the year, Reciclato: first 100% recycled Brazilian off set produced in industrial scale. On the occasion, one unprecedented relationship began: Suzano started to purchase directly from a cooperative of paper gatherers part of the post consumption scraps used in Reciclato's production. Part of the income earned with the product sales has been destined to projects of the Instituto Ecofuturo, non-governamental organization created by the Company in 1999.

Once again, Cia. Suzano has shown concrete examples that it is possible to unite economic growth with social responsibility, helping to outline a country with life quality accessible to everyone.

Murilo Passos
Superintendent Director

SUPERAÇÃO, OUSADIA, CORAGEM E CRIATIVIDAD



nento de R$ 2,470 milhões em ações de responsabilidade social
ent of R$ 2,470 million in social responsibility activities

O ano de 2001 deixou sinais marcantes nos setores de celulose e papel, entre outros segmentos industriais do País. A expectativa de bons desempenhos, sinalizada pelos resultados de 2000, sofreu um impacto decisivo já em março, com o racionamento de energia.

O aumento das taxas de juros, a flutuação do câmbio e a incerteza, após os atentados de 11 de setembro nos Estados Unidos, desenharam um cenário cinzento na economia nacional e mundial. Todos esses acontecimentos exigiram dos empreendedores muito talento e competência para transitar do imprevisível ao desconhecido.

Superação, ousadia, coragem e criatividade para transformar crises em oportunidades. Os profissionais da Suzano não pouparam esforços para realizar e consolidar a posição da empresa, mesmo em um ano tão difícil.

O ritmo dos investimentos foram intensificados. A estratégia de aquisições importantes dentro e fora do País – Bahia Sul e Portucel – exigiu recursos da ordem de US$ 550 milhões. Em paralelo, a Cia. Suzano investiu cerca de US$ 146 milhões em projetos de expansão e modernização de sua fábrica, buscando melhoria contínua de processos e qualidade.

Com a adoção da Gestão Unificada, Cia. Suzano e Bahia Sul permaneceram independentes, mas somaram

P R E S E N T A T I O N

STRENGTH, BOLDNESS, COURAGE AND CREATIVITY TO TRANSFORM CRISIS INTO OPPORTUNITIES

2001 left significant marks in the pulp and paper sectors among other industrial segments of the country. The expectation of good performances, shown by the results of 2000, suffered a decisive impact already in March with the energy rationing.

The increase of the interest rates, the exchange fluctuation and the uncertainty, after the attacks of September the 11th in the United States, forecasted a gray scenario in the world's and local economy. All these events, required from the entrepreneurs a lot of talent and skills to move on from the unpredictable to the unknown.

Strength, boldness, courage and creativity to transform crisis into opportunities. Suzano's professionals did not save efforts to create and consolidate the company's position, even in such a difficult year.

The rhythm of investment was intensified. The strategy of important acquisitions inside and outside the country - Bahia Sul and Portucel - required resources of approximately US$ 550 million. At the same time, Cia. Suzano invested around US$ 146 million in projects of expansion and modernization of its plant, seeking continuous improvement in processes and quality.

By adopting the Unified Management, Cia Suzano and Bahia Sul remained independent, but joined strategic areas, allowing cost reduction, large scale gains and continuous seeking for improvements. With this initiative, the company shall register, already in 2002, savings of R$ 30 million.

The local market was surprised by the practical result of the moral sense based on recycling and its social importance with the launching of Reciclato, a product that provided a new interpretation to the company's social environmental commitment.

In the product area, Suzano launched a new couché paper and consolidated the image of Report, the leading brand in the cut-size segment, with important local campaigns. With differentiated actions and reformulation of its mix, the company has invested in products with greater economic



projetos ambientais foram destinados R$ 2,070 milhões
ironmental projects, R$ 2,070 million were devoted

em áreas estratégicas, permitindo redução de custos, ganhos de escala e busca contínua de melhorias. Com a iniciativa, a empresa deverá registrar, já em 2002, uma economia de R$ 30 milhões.

O mercado nacional ficou surpreso com o resultado prático de uma consciência baseada na reciclagem e de sua importância social com o lançamento do Reciclato, um produto que propiciou uma nova leitura do compromisso ambiental e social da empresa.

Na área de produtos, a Suzano lançou um novo couché e consolidou a imagem do Report, marca líder no segmento de cut-size, com importantes campanhas nacionais. Com ações diferenciadas e reformulação em seu mix, a empresa investiu em produtos de maior valor agregado, acentuando sua liderança em vários segmentos de mercado.

A área de logística teve papel decisivo na implantação de um novo modelo de atendimento ao cliente com ênfase na agilidade e na formação de estoques regionais. A partir da aquisição da SPP-Nemo S.A. Industrial Comercial e Exportadora, a Suzano criou a Divisão SPP-Nemo Distribuição, responsável pela implantação de uma rede formada por dez lojas e seis centros de distribuição em regiões estratégicas do País.

Nas florestas, o investimento de US$ 1,8 milhão em biotecnologia reforça a atuação inovadora no campo da pesquisa florestal. A empresa destinou, ainda, cerca de US$ 2 milhões em pesquisas, manutenção e conservação ambiental de sua atividade florestal, em especial no viveiro, onde foram produzidos mais de 12 milhões de mudas em 2001.

No campo social, por meio do Instituto Ecofuturo, buscou ampliar parcerias e resultados, abrangendo temas como educação, meio ambiente e reinserção social. Ao longo de 2001, a Suzano investiu R$ 2,470 bilhões em ações de responsabilidade social, sendo que R$ 2,070 foram destinados aos projetos socioambientais do Ecofuturo, dos quais R$ 997,5 milhões foram para a área de educação.

A Suzano foi destaque do ano pela ABTCP (Associação Brasileira Técnica de Celulose e Papel), como importante entidade do setor, e esteve entre os dez finalistas do Prêmio Comunicação de Valor, instituído pelo jornal *Valor Econômico*.

Além do lucro financeiro no período, R$ 302,6 milhões, a Suzano ganhou ainda mais com o aprendizado, resultado dos grandes desafios de 2001.

value addition, confirming its leadership in several market segments.

The logistic area had a decisive role in the implantation of a new customer service model, focusing on agility and creating regional stocks. With the purchase of SPP-Nemo S.A. Industrial Comercial e Exportadora, Suzano created the SPP Nemo Distribution Division, responsible for the implantation of a chain of ten shops and six distribution centers in strategic regions of the Country.

In the forests, the investment of US$ 1.8 million in biotechnology has strengthened the innovating performance in the forest research field. The company has also destined US$ 2 million in environmental researches, maintenance and conservation of the forest it acts in, specially in plant nursery, where over 12 million seedlings were produced in 2001.

In the social field, through the Ecofuturo Institute, it sought to expand partnerships and results, covering matters such as education, environment and social integration. Throughout 2001, Suzano invested R$ 2,470 million in socially responsible actions, R$ 2,070 million in social and environmental projects, of which R$ 997.5 went to the education area.

Suzano was the year's top company according to ABTCP (Associação Brasileira Técnica de Celulose e Papel (Brazilian Technical Association of Pulp and Paper)), as an important entity of the sector, and was among the ten finalists of Prêmio Comunicação de Valor (Valuable Communication Award), offered by the Valor Econômico newspaper.

In addition to the financial profits of R$ 302.6 million, Suzano earned even more with its experiences as a result of the great challenges of 2001.



Produto Suzano: liderança em vários segmentos de mercado
Suzano's Product: leadership in several market segments

Novos lançamentos e o aperfeiçoamento de produtos já consagrados deram o tom do desempenho da Suzano em 2001.

Papelcartão

A Suzano segue líder no segmento de papelcartão. Em 2001, três novos produtos revolucionaram o mercado, que movimenta mais de US$ 12 bilhões por ano.



Supremo Alta Alvura – Lançado para atender aos padrões europeus, esse papelcartão com mais brancura despertou o interesse do mercado brasileiro. O produto passou a ser utilizado em larga escala na confecção de embalagens de luxo – especialmente de cosméticos – e na impressão de capas de livros. Resultado: um aumento de 6% nas vendas de papelcartão da empresa. Levado em novembro à Luxe Pack – um dos maiores eventos do segmento de embalagens de luxo na Europa –, o produto foi batizado lá como *Supremo SBS Board*.

Supremo Duo Design – Trazendo como diferencial a possibilidade de impressão na frente e no verso, o *Supremo Duo Design* veio atender a um movimento de sofisticação de embalagens observado nos segmentos alimentício, cosmético, farmacêutico e de higiene pessoal. Foi divulgado em vários eventos, como a Feira Internacional de Papel e Indústria Gráfica (Fiepag), a Bienal do Livro do Rio de Janeiro e a Feira Internacional de Alimentação (Fispal). Uma campanha de divulgação junto à mídia especializada e potenciais consumidores rendeu a uma das peças promocionais do produto o Prêmio Fernando Pini de Excelência Gráfica.

Duo Design: presença em várias feiras internacionais

Duo Design: presence in several international fairs



TP Hi-Bulky – O lançamento do *TP Hi-Bulky* da categoria Triplex (papelcartão dos dois lados e miolo não-branqueado) permitiu à Suzano aumentar sua participação nessa categoria, saindo de 53%, em 1999, para mais de 61%, em 2001. O *TP Hi-Bulky* antecipou uma tendência mundial de buscar produtos mais encorpados e de menor gramatura na confecção de embalagens. Ele foi destaque na Fispal e na FCE Pharma, evento do setor farmacêutico.

P R O D U C T S

New launchings and the improvement of products already renowned marked Suzano's performance in 2001.

Paperboard

Suzano continues to be the leader in the paperboard segment. In 2001, three new products revolutionized a market of over US$ 12 billion per year.

Supremo Alto-alvura - *Launched to meet the European standards, this whiter paperboard awoke the interest of the Brazilian market. The product began to be used in large scale to manufacture luxury packaging - mainly for cosmetics - and in the book cover printing. Result: an increase of 6% in the company's paperboard sales. Shown in November at Luxe Pack - one of the largest events of the luxury packaging segment in Europe -, the product was named there as Supremo SBS Board.*

Supremo Duo Design - *Offering as a differential the possibility of printing its front and back, the Supremo Duo Design came to fulfill a movement of packaging sophistication observed in the food, cosmetic, pharmaceutical and personal hygiene segments. It has been divulged in several events, such as the Feira Internacional de Papel e Indústria Gráfica (Fiepag) (International Fair of Paper and Printing Industry), Bienal do Livro (Book's Biennial Fair) of Rio de Janeiro and Feira Internacional de Alimentação (Fispal) (International Food Fair). An advertising campaign through the specialized media and potential consumers gave to one of its promotional parts the Prêmio Fernando Pini de Excelência Gráfica (Fernando Pini's Printing Excellence Award).*

TP Hi-Bulky - *The launching of TP Hi-Bulky of Triplex category (paperboard at both sides and not bleached core) prompted Suzano to increase its share in this category from 53%, in 1999, to over 61% in 2001. TP Hi-Bulky anticipated the world's trend to search firmer products with less gramature for packaging manufacturing. It was a hit at Fispal and at FCE Pharma, an event of the pharmaceutical sector.*

Coated

Holding 33% of the couché paper market share, Suzano based its growth strategy on the results of a survey of Bracelpa (Associação Brasileira de Celulose e Papel), which showed that the market was asking for different tones and gramatures, and changed its product line.

Revestido

Detentora de 33% de participação no mercado de papel couché, a Suzano pautou sua estratégia de crescimento nos resultados de uma pesquisa da Bracelpa (Associação Brasileira de Celulose e Papel), que sinalizou que o mercado pedia tonalidades e gramaturas diferenciadas, e modificou sua linha de produto.

Couché Reflex Matte e Couché Reflex – O *Couché Reflex Matte* – de baixo brilho – e o *Couché Reflex* ganharam nova tonalidade, mais branca, e uma extensa grade de gramaturas: 95, 115, 150, 170 e 230g/m². As modificações foram apresentadas ao mercado por meio de propagandas e encartes em revistas especializadas, distribuição de mostruários e eventos regionais por todo o País.

Não-revestido

Reciclato – Lançado em março de 2001, o *Reciclato* é o primeiro papel offset brasileiro 100% reciclado produzido em escala industrial. Além da qualidade final de impressão e do preço competitivo em relação aos similares importados, o produto possui um inquestionável apelo social: parte das aparas usadas na fabricação é adquirida diretamente de uma cooperativa de catadores de papel, a Coopamare, onde a coleta seletiva é um meio de geração de renda e reinserção social do morador de rua.

Uma porcentagem da renda obtida com as vendas beneficia também os projetos socioambientais do Instituto Ecofuturo, organização não-governamental criada pela Cia. Suzano para promover o desenvolvimento de comunidades locais a partir do respeito à natureza e às pessoas.

Para o lançamento, foi realizada em São Paulo uma mostra que apresentou obras feitas em *Reciclato* por um seleto grupo de artistas plásticos. Vedete na Bienal do Livro do Rio de Janeiro, em maio, o *Reciclato* foi usado em junho na impressão do catálogo com os vencedores do tradicional prêmio literário Jabuti e foi a base de impressão dos ideogramas chineses Felicidade, Amor e Longevidade distribuídos pela revista *Bons Fluidos*, da Editora Abril, a seus leitores em novembro.

Mais do que um produto, o *Reciclato* é um exemplo concreto de que é possível conjugar crescimento econômico com responsabilidade social, ajudando a traçar um País com qualidade de vida acessível a todos.



Reciclato, apelo social: aparas adquiridas de cooperativa de catadores de papel

Reciclato, social appeal: scraps purchased from a cooperative of paper gatherers

ARQUIVO SUZANO

Couché Reflex Matte and Couché Reflex - *The Couché Reflex Matte - of low gloss - and Couché Reflex gained a new tone, whiter, and a wide range of gramatures: 95, 115, 150, 170 and 230g/m2. The changes were presented to the market through advertisements and leaflets in the sector's specialized magazines, samples distribution and in regional events all over the Country.*

Uncoated

Reciclato - *Launched in March 2001, Reciclato is the first 100% recycled Brazilian offset paper produced on industrial scale. Besides the final printing quality and the competitive price in relation with similar imported papers, the product has an unquestionable social appeal: part of the scraps used in its manufacturing is purchased directly from a cooperative of paper gatherers, Coopamare, where the selective garbage collection is a mean of generating income and social reintegration of the homeless.*

A percentage of the income raised with the sales also benefits the social and environmental projects of Ecofuturo Institute, a non-governmental organization created by Cia. Suzano, to promote the development of local communities, respecting the nature and the people.





Liderança absoluta no segmento de papelcartão

Absolute leadership in the paperboard segment

Imprimir e escrever

Report – A linha *Report* ganhou um reforço em 2001: o *Report Opaque*, feito sob medida para atender o mercado norte-americano. O produto é mais opaco e impede a passagem de luz. O lançamento ampliou em 25% as vendas da marca para os EUA.

Os diferenciais da linha puderam ser conferidos em diversos eventos realizados durante o ano. Na Fenasoft, em julho, a Suzano – em parceria com a Kalunga, maior distribuidora *Report* do País – deu destaque à nova formulação do Report 90g/m^2, agora com mais brancura e tratamento especial para impressão a jato de tinta.

O reconhecimento da qualidade *Report* veio também em forma de prêmios. Foram quatro no Prêmio Melhores Marcas 2001, entregue em dezembro: melhor papel para copiadora, melhor papel para impressora, melhor sulfite branco e melhor sulfite colorido.

O *Report* ainda agitou cerca de 40 mil papelarias brasileiras com a promoção "Eu vou de Report". Quem foi se deu bem: durante uma animada festa realizada no pátio do Escritório Central, em São Paulo, foram entregues aos vencedores um Fiorino repleto de *Report* e cinco microcomputadores.

Os distribuidores não foram esquecidos e participaram da campanha "Brilhe com Report". Ela incluiu estratégias de marketing de relacionamento, além de serviços pós-venda, qualidade e disponibilidade de produtos.

Report Senninha – O papel representa 10% do faturamento da família Report. O compromisso social com o Instituto Ayrton Senna foi renovado e ressaltado na embalagem do produto. Ele foi sucesso na Feira Escolar, realizada em outubro em São Paulo, ocasião em que foi lançado o site www.reportsenninha.com.br, criado especialmente para entreter as crianças. Em 2001, o total de royalties revertido ao Instituto Ayrton Senna foi de R$ 44 mil.

Report Senninha representa 10% do faturamento da linha Report

Report Senninha represents 10% of the Report line's invoicing


REPORT
SENNINHA
100
A4
75

For the launching, an exposition in São Paulo showed works of art made with Reciclato by a select group of plastic artists. A star in Bienal do Livro of Rio de Janeiro, in May, Reciclato was used in June to print the winners catalogue of the traditional literature Jabuti award and was the base for the printing of the Chinese ideograms: Happiness, Love and Longevity, distributed by Bons Fluidos magazine of Editora Abril to its readers in November.

More than a product, Reciclato is a concrete example that it is possible to carry out economic growth with social responsibility, helping to make a Country with good life quality accessible to everybody.

Print and write

Report - *The Report line got reinforcement in 2001: Report Opaque, custom made to supply the North American market. The product is more opaque not allowing the light to pass through. The launching increased the brand sales to the USA in 25%.*

The distinction of the line could be seen in several events during the year. At Fenasoft, in July, Suzano - in partnership with Kalunga, the Country's largest distributor of Report - highlighted the new formulation of the Report 90g/m2, now more bleached and with special treatment for ink jet printing.

The recognition of Report's quality also came through awards. There were four of them in the Prêmio Melhores Marcas 2001 (Best Brand Award), given in December: best paper for copiers, best paper for printers, best white sulfite paper and best colored sulfite paper.

Report also stirred up approximately 40 thousand Brazilian stationery shops with the campaign "Eu vou de Report" (I want Report). The ones who participated were lucky: during an animated party that took place in the parking lot of the administrative headquarters in São Paulo, the winners received a Fiorino (FIAT's car) full of Report paper and five Personal Computers.

The distributors were not forgotten and took part of the campaign "Brilhe com Report" (Glow with Report). It included marketing relations strategies, as well as post-sales services, products' quality and availability.

Report Senninha - *Report Senninha represents 10% of the Report family's sales. The social commitment with Ayrton Senna Institute was renewed and emphasized on the product's packaging. It was a success in the School Fair, which took place in São Paulo last October, when the site www.reportsenninha.com.br was launched, created mainly for the kids' entertainment. In 2001, the total of royalties paid to Ayrton Senna Institute was R$ 44 thousand.*

As grandes mudanças que marcaram 2001 começaram em fevereiro, quando a aquisição das ações da Bahia Sul, que pertenciam à Vale do Rio Doce, deu à Cia. Suzano o controle acionário da empresa. Um grupo de estudos integrado por profissionais da Cia. Suzano e da Bahia Sul foi formado, em maio, para mapear as melhores práticas das duas companhias. Finalmente, em novembro, o objetivo de construir uma empresa com grande competitividade internacional levou a Cia. Suzano a unificar sua gestão à da Bahia Sul e a separar as atividades de papel e celulose das de petroquímica.

Outra aquisição ocorrida no período foi a da SPP-Nemo. Com isso, os profissionais das áreas Divisão Gráfica e Corporativa SPP-Nemo passaram a integrar o quadro da Cia. Suzano.

Ao longo do ano, o lançamento de novos tipos de papel, como o *Supremo Alta Alvura*, o *Supremo Duo Design*, o *TP Hi-Bulky*, o *Report Opaque* e o *Reciclato*, ampliou a penetração dos produtos Suzano nos mercados nacional e internacional.

Instituído em 2001, o Projeto Q permitirá um importante incremento na produção de celulose na unidade de Suzano ao custo de US$ 160 milhões. Na primeira fase de sua implantação, o projeto prevê um aumento na fabricação de 25%, passando das atuais 420 mil para 525 mil toneladas/ano.



Layout em 3D da nova planta de evaporação 900T da Fábrica B
Layout in 3D of the new evaporation unit 900T of Plant B

B U S I N E S S

The great changes that marked 2001 began in February, with the purchase of Bahia Sul's shares, which belonged to Vale do Rio Doce, giving Cia. Suzano the company's share control. A group of studies, composed by professionals of Cia. Suzano and Bahia Sul, was formed in May to map the best practices of both companies. Finally, in November, the objective of making a company with great international competitiveness, led Cia. Suzano to unite its management to Bahia Sul's and separate the paper and pulp sector from the petrochemical.

Another acquisition in the period was SPP-Nemo. With that, the professionals of the SPP-Nemo Corporative and Printing Division areas became part of Cia. Suzano.

Throughout the year, the launching of new types of paper, such as Supremo Alto-alvura, Supremo Duo Design, TP Hi-Bulky, Report Opaque and Reciclato, enlarged the inroads of Suzano' products in the local and international markets.

Established in 2001, the Q Project will allow an important increase in the pulp production of Suzano's unit at a cost of US$ 160 million. During the first phase of its implantation, the project anticipates an increase in manufacturing of 25%, growing from the present 420 thousand to 525 thousand tons per year.



Em 2001 a Cia. Suzano adquiriu as ações da Bahia Sul que pertenciam à Vale do Rio Doce
In 2001, Cia. Suzano acquired the shares of Bahia Sul, which belonged to Vale do Rio Doce

O aumento de participação no promissor mercado nordestino levou a Suzano a inaugurar, em julho, um novo centro de distribuição em Salvador. Só em 2000, tendo como base as vendas diretas efetuadas na região – sem contar os números dos distribuidores locais –, o volume representou 4,2% do faturamento total da empresa.

Na área de biotecnologia, a Suzano anunciou oficialmente duas novas parcerias com outras empresas do setor e com centros de pesquisa para viabilizar pesquisas inéditas sobre o mapeamento genético do eucalipto, o que deve permitir melhor produtividade.

Um dos projetos é liderado pela Fapesp, com a qual a Suzano tem uma parceria na área de pesquisa de organismos geneticamente modificados; o outro é conduzido pelo Ministério da Ciência e Tecnologia.

No ranking das 200 maiores empresas por valor econômico agregado, a Suzano foi a que ofereceu maior retorno aos acionistas, resultado do realinhamento dos negócios, profissionalização da gestão e agilidade das decisões.

Outra boa novidade a ser assinalada foi a inauguração do Projeto Visão, cujo objetivo é fortalecer a atuação e competitividade da empresa.

The increase in the participation of the promising Northeastern market led Suzano to open, in July, a new distribution center in Salvador. In 2000 alone, having as a base the direct sales made in the region - without counting the number of local distributors -, the volume represented 4.2% of the company's total sales.

In the biotechnology area, Suzano officially announced two new partnerships with other companies of the sector and with research centers to enable unprecedented researches on the eucalyptus genetic mapping, which shall contribute for better productivity.

The leader of one of the projects is Fapesp, with whom Suzano has a partnership in the research area of genetically modified organisms; the other is managed by the Ministry of Science and Technology.

In the ranking of the 200 largest companies by economic value addition, Suzano was the one that offered the best investment return to the shareholders, a result from the realignment of the businesses, professionalism of the management and agility in making decisions.

Other good news to be pointed out was the opening of the Vision Project, whose objective is to strengthen the company's performance and competitiveness.

UZANO



Planta transgênica de eucalipto
Eucalyptus transgenic plant


Novo lançamento Report amplia em 25% as vendas para os EUA
New product of Report increases sales to the USA in 25%

Em julho de 2001, a Divisão de Marketing da Suzano abriu mais um canal de comunicação com o mercado: o newsletter bimestral *Idéia*, que aborda em cada edição assuntos pouco comuns na mídia tradicional. Outra iniciativa no setor foi a entrada no ar do Report Online (www.reportonline.com.br), canal criado pela empresa para atender os revendedores e clientes do papel Report. Além de todas as informações sobre a linha, o site apresenta a lista completa de distribuidores por Estado, campanhas publicitárias, feiras e eventos, promoções, prêmios, últimas notícias sobre a linha, catálogos de produtos, dicas de armazenagem e manual de marca.


idéia
SUZANO
idéia
idéia

RELATIONSHIP WITH CUSTOMERS

In July 2001, Suzano's Marketing Division opened one more communication channel with the market: the bimonthly Idéia newsletter, which includes in each issue matters that are not very common in the traditional media. Another initiative in the sector was the launching of Report Online (www.reportonline.com.br), a website created to attend the Report paper resellers and customers. Apart from all the information on the product line, the site presents the complete list of distributors by State, publicity campaigns, fairs and events, promotions, awards, latest news on the line, product catalogues, storage tips and brand's manual.

Idéia: canal de comunicação com o público externo

Idéia: *communication channel with the external public*

Detentora de um dos melhores índices de controle em efluentes líquidos do mundo, a Suzano teve em 2001 um ano repleto de feitos relacionados à preservação da natureza. Um deles está diretamente ligado à produção: o Projeto Q, que permitirá ampliar a fabricação de celulose e direcionará US$ 47 milhões dos US$ 160 milhões de investimento total para aperfeiçoar o controle ambiental. A empresa também deverá aprimorar sua eficiência na emissão de gases odoríferos, melhorando sensivelmente o cheiro característico das fábricas de celulose.


FOMENTO FLORESTAL
Conheça esta prática e plante esta idéia.
SUZANO

Em parceria com a Escola Superior de Agricultura Luiz de Queiroz (Esalq), da USP, a Suzano segue com o Programa Parceria para Inovação Tecnológica, cujo objetivo é ampliar a capacidade produtiva de cada árvore de eucalipto plantada. Ainda em relação ao cultivo de eucalipto, a empresa lançou a *Cartilha de Fomento Florestal*, que traz para os pequenos produtores rurais todas as informações necessárias para o correto plantio de eucaliptos.

Pelo segundo ano consecutivo, a Suzano e o Instituto Ecofuturo apoiaram a realização do Seminário sobre Mudanças Climáticas, na Fundação Getúlio Vargas de São Paulo. Esse fórum reúne pesquisadores, professores e profissionais para debater as abruptas mudanças de temperatura que castigam o planeta por conta do desenfreado desenvolvimento econômico e as formas para contê-las.

Outra iniciativa de destaque é a participação, em conjunto com um grupo de empresas, no Projeto Pomar, que cuida da reabilitação paisagística da Marginal Pinheiros, em São Paulo. A Suzano adotou 1,5 quilômetro da margem direita do Rio Pinheiros.

Em outubro, a empresa esteve presente na Ecolatina – 4ª Conferência Latino-Americana sobre Meio Ambiente, realizada em Belo Horizonte (MG), onde defendeu a tese de que é bom negócio investir em práticas ambientais que privilegiam o emprego de tecnologia de ponta para gerar soluções mercadológicas inovadoras sem comprometer a natureza.



internacionais de controle de efluentes líquidos
International control rates of liquid effluents

E N V I R O N M E N T

Having one of the best liquid effluent control rates in the world, Suzano had in 2001 a year full of accomplishments related to the preservation of nature. One of them is directly connected to production: the Q Project, which will allow the expansion of the pulp manufacturing, will direct US$ 47 million of the total investment of US$ 160 million to the improvement in the environment control. The company will also enhance its efficiency in the emission of odorous gases, significantly improving the characteristic smell of the pulp producing plants.

In partnership with the Escola Superior de Agricultura Luiz de Queirós (Luiz de Queirós Agriculture College) (Esalq), of USP (University of São Paulo), Suzano continues with the Program for Technological Innovation, which has as objective to increase the productive capacity of each planted eucalyptus tree. Also in relation to the growing of eucalyptus, the company launched the Cartilha de Fomento Florestal (Forest Development Booklet), which gives the small farmers all the information necessary for the correct planting of eucalyptus.

For the second year in a row, Suzano and Ecofuturo Institute supported the Seminar on Climatic Changes, at Getúlio Vargas Foundation of São Paulo. That forum gathers researchers, teachers and professionals to debate the abrupt temperature changes that have chastised the planet due to the uncontrolled economic development and the ways to restrain them.

Another remarkable initiative is the participation, along with a group of companies, in Projeto Pomar (Orchard Project), which takes care of the landscaping rehabilitation of Marginal Pinheiros in São Paulo. Suzano adopted 1.5 kilometer of Pinheiros River right bank.

In October, the company was present at the Ecolatina - 4th Latin American Conference on Environment, in Belo Horizonte (MG), defending that it is good business to invest in environmental practices which privileges the use of the latest technology to generate innovative marketing solutions without compromising the nature.

Certified Supplier 2001 (Certificado de Fornecedor 2001) – Conferido pela Kodak em virtude da qualidade do produto e da entrega, da adequação do custo e da busca do aprimoramento contínuo dos serviços prestados pela Suzano.

Prêmio Melhores Marcas 2001 – A linha Report recebeu quatro premiações: melhor papel para copiadora, melhor papel para impressora, melhor sulfite branco e melhor sulfite colorido.

Qualidade ISO – No início do ano, a Divisão Gráfica recebeu a certificação ISO 9002, com a linha couché. Em dezembro foi a vez de a Divisão Consumo ser recomendada à ISO 9001, versão 2000. É a primeira empresa brasileira do setor a conseguir tal feito. Com essas conquistas, toda a área de papel da Fábrica B, localizada em Suzano, opera seguindo um sistema de gestão da qualidade reconhecido internacionalmente.

Destaques do Setor de Celulose e Papel 2001 – Concedido pela Associação Brasileira Técnica de Celulose e Papel na categoria fabricante de celulose.

Prêmio Comunicação de Valor – O *case* de comunicação Suzano/Ecofuturo ficou entre os dez finalistas do prêmio, instituído pelo jornal *Valor Econômico* e pela Escola de Comunicações e Artes da USP para valorizar as realizações das empresas no campo da comunicação corporativa e reconhecer suas ações de responsabilidade empresarial.

Parque Max Feffer – Em setembro foi lançada a pedra fundamental do Parque Municipal Max Feffer, localizado numa área de 500 mil metros quadrados entre as avenidas Brasil e Roberto Simonsen, em Suzano. Está prevista a construção de quadras poliesportivas, pistas de cooper e skate, ciclovias, bosques, lago, praça de eventos e viveiro de plantas. A Suzano comprometeu-se a construir uma piscina e uma Biblioteca Comunitária Ler é Preciso. Além disso, profissionais da área da Divisão de Recursos Naturais da empresa darão apoio técnico ao projeto paisagístico da prefeitura para reintroduzir espécies da mata nativa.

Monumento Leon Feffer – Homenagem prestada no dia 27 de novembro pelo município de Suzano a Leon Feffer, fundador da Cia. Suzano de Papel e Celulose, que defendia como poucos a união do crescimento econômico com o apoio à comunidade.



ARQUIVO SUZANO

Monumento Leon Feffer: homenagem de Suzano (SP)
Monument Leon Feffer: homage of Suzano (SP)

A W A R D S / H O M A G E / C E R T I F I C A T I O N

Certified Supplier 2001 - *Offered by Kodak due to the delivery and product quality, the cost adjustments and the search for continuous improvement of the services rendered by Suzano.*

Prêmio Melhores Marcas 2001(Best Brand Award 2001) - *The Report line got four awards in the different categories: best paper for copiers, best paper for printers, best white sulfite paper and best colored sulfite paper.*

ISO Quality - *At the beginning of the year, the Printing Division achieved the ISO 9002 certification with the couché line. In December, it was the Consumption Division turn to be recommended to the ISO 9001 certification, version 2000. It is the first Brazilian company of the sector to achieve it. With these achievements, all the Plant B paper production, located in Suzano, has been operating in accordance with an internationally recognized quality management system.*



ARQUIVO SUZANO

ISO 9001; versão 2000: Divisão Consumo
ISO 9001, version 2000: Consumption Division

Destaques do Setor de Celulose e Papel 2001 (Distinctions of the Pulp and Paper Sector 2001) - *Given by the Associação Brasileira Técnica de Celulose e Papel (Brazilian Technical Association of Pulp and Paper) in the category pulp manufacturer.*

Prêmio Comunicação de Valor (Valuable Communication Award) *-Suzano/Ecofuturo's communication case was among the ten finalists. It is offered by Valor Econômico newspaper and by the Escola de Comunicações e Artes (Art and Communications School) of USP to reward the companies' achievements in the corporative communication field and recognize their actions in corporative responsibility.*

Parque Max Feffer (Max Feffer Park) - *In September the foundation of the Parque Municipal Max Feffer, located in a 500 thousand square meter area between the avenues Brasil and Roberto Simonsen, in Suzano. It is planned the construction of multiple sports courts, cooper and skate tracks, bicycle trails, woods, lake, event center and green nursery. Suzano has already been committed in the construction of a pool and a Community Library: Ler é Preciso (To Read is Necessary). In addition, professionals of the company's Natural Resources Division will offer technical support to the City Hall's landscaping project to reintroduce species of the native forest.*

Monumento Leon Feffer (Leon Feffer Monument) - *Homage that took place on November the 27th, offered by the town of Suzano to Leon Feffer, founder of Cia. Suzano de Papel e Celulose. He defended, as few, economic growth and the support to the community side by side.*

O ano de 2001 foi bastante movimentado no setor de Recursos Humanos da Cia. Suzano. Só no segmento de programas internos, foram 20 as ações, focadas na questão da integração entre a Cia. Suzano e a Bahia Sul e no aperfeiçoamento profissional. Ao todo, foram mais de 20 mil horas de treinamento destinadas a 7.978 colaboradores, ao custo de R$ 1,5 milhão. A área de Comunicação Interna, subordinada ao RH, realizou em 2001 uma série de ações voltadas à conscientização, estímulo e participação dos colaboradores. Manteve o jornal mensal interno *Momento Suzano*, que aborda ações da empresa relativas a meio ambiente, produtos, inovações e pioneirismo, histórias de funcionários, dicas e opções de leitura, entre outras informações. Organizou concursos de fotografia e de desenho e comandou a comunicação do processo de gestão unificada Suzano Bahia Sul. Deu ainda suporte ao engajamento de colaboradores nas causas sociais defendidas pelo McDia Feliz, pelo evento Teu Sonho, Meu Sonho e pela Associação Beneficente Santa Fé.
Uma das formas encontradas pela Suzano para valorizar cada vez mais seus profissionais, o Programa de Participação nos Resultados (PPR) distribuiu em 2001 cerca de R$ 10,3 milhões aos colaboradores da empresa.

Outras iniciativas na área de RH:

Programa Suzano de Qualidade de Vida – Baseado em princípios de valorização do ser humano, na Pesquisa de Clima Organizacional e no perfil de saúde e estilo de vida dos colaboradores, esse programa potencializa ações de promoção da saúde, da segurança e do bem-estar das pessoas.

Programa Estudar é Crescer – Lançado em maio de 2000, o programa, criado para estimular o desempenho escolar dos filhos dos profissionais da Suzano, concluiu sua primeira premiação em março de 2001. Dos 1.946 estudantes inscritos, 76% receberam cheques nos valores de R$ 300 e R$ 200, totalizando R$ 380 mil.

H U M A N R E S O U R C E S

2001 was very busy in the Human Resources sector of Cia. Suzano. In internal programs alone, there were 20 actions, focusing the integration of Cia. Suzano and Bahia Sul, and professional improvement. In a whole, there were more than 20 thousand hours of training for 7,978 collaborators at a cost of R$ 1.5 million.
The Internal Communication area, subordinated to HR, carried out, in 2001, a series of actions focusing the awareness, encouragement and participation of the collaborators. It maintained the monthly internal newspaper Momento Suzano, which covers the activities of the company related to environment, products, innovations and novelties, stories of employees, reading options and tips, amongst other information. It organized drawing and photography contests and was responsible for the communications between Suzano and Bahia Sul in the unified management process. It also supported the participation of its collaborators in social causes defended by McDia Feliz - a program sponsored by McDonald's, Teu Sonho Meu Sonho (Your Dream My Dream) and by Associação Beneficente Santa Fé (Santa Fé Charity Association).
One of the ways found by Suzano to value its professionals was the Profit Sharing Program that distributed in 2001 approximately R$ 10.3 million to the company's collaborators.

Other initiatives in the HR area:


momento
momento
Divisão Consumo
da Unidade Suzano
conquista a
Certificação ISO 9001
ESPECIAL

Jornal mensal de circulação interna

Internal monthly newspaper

Novos Talentos 2001 – Inscreveram-se nesse programa 6.071 estudantes universitários, dos quais 26 foram contratados pela empresa. De julho a dezembro de 2001, eles participaram de encontros para alinhamento dos conceitos técnicos e comportamentais do Programa de Estágio.

Curso de Especialização em Papel e Celulose – Criado a partir de uma parceria entre a Suzano e a Escola Politécnica, da USP, o curso busca formar profissionais aptos a utilizar tecnologia de ponta para gerar soluções de alta qualidade e compromisso ambiental. Profissionais da Suzano participaram do desenvolvimento do programa de especialização com os docentes da universidade.

Programa Contra o Desperdício de Alimento – Criado a partir da detecção de desperdício de 27% dos alimentos nos restaurantes da empresa, seguido por um trabalho intenso de otimização no preparo da alimentação, esse programa busca transmitir informações sobre o tema, recorrendo até a intervenções teatrais. Com o comprometimento de todos no combate ao problema, o índice de desperdício baixou para 3%; a economia gerada é repassada às instituições beneficentes situadas próximo à região de Suzano, para as quais são doados 750 litros de leite por mês.



Programa contra o desperdício de alimento: índice baixou para 3%.
Program against food wastage: rate decreased to 3%

Programa Suzano de Qualidade de Vida (Suzano's Program of Life Quality) - *Based on the principles of valuing the human being from the Organizational Environment Research and on the collaborators' life style and health profile, this program promotes health, safety and people's well-being actions.*

Programa Estudar é Crescer (Study is to Grow Program) - *Launched in May 2000, the program, created to encourage the school performance of Suzano's professionals' children, offered its first award in March 2001. From the 1,946 students registered, 76% received prizes of R$ 300,00 and R$ 200,00, totalizing R$ 380.000,00.*

Novos Talentos 2001 (New Talents 2001) - *In this program, 6,071 university students registered. The company hired 26 of them. From July to December 2001, they took part in meetings to align their technical and social concepts to the Trainee Program.*

Curso de Especialização em Papel e Celulose (Specialization Course in Paper and Pulp) - *Created from a partnership between Suzano and Escola Politécnica (Polytechnic School) of USP, the objective of the course is to prepare capable professionals to use the latest technology to generate high quality and environmentally committed solutions. Suzano's professionals participated on the development of this specialization program along with the university teachers.*

Curso de Especialização em
Papel e Celulose

Programa Contra o Desperdício de Alimento (Program Against Food Wastage) - *Created from the realization that 27% of the company's restaurants food was wasted, followed by an intense work to optimize the food preparation, this program seeks to transmit information on the matter, even using theater plays. With everybody's commitment to fight the problem, the wastage rate decreased to 3%, the savings generated has been given to charitable institutions located near Suzano region, to which 750 liters of milk are donated per month.*

Programa de Visitas (Visits Program) - *Through the Program of Visits of Employees and Families from Suzano Bahia Sul, Plant B, to Suzano (SP), 1,055 people, between collaborators and family members, participated of the integration activities of the company in 2001. The children received special treatment and the grown ups, their own agenda. At the time, a general view of Suzano Bahia Sul's activities and productive processes is presented, as well as the development of a work for life quality awareness.*

Programa de Visitas – Pelo Programa de Visitas de Funcionários e Familiares da Suzano Bahia Sul, Fábrica B, em Suzano (SP), 1.055 pessoas, entre colaboradores e familiares, participaram das atividades de integração com a empresa em 2001. As crianças recebem atendimento especializado e os adultos, uma programação própria. Na ocasião, apresenta-se uma visão geral das atividades da Suzano Bahia Sul e do processo produtivo, além do desenvolvimento de um trabalho de conscientização sobre qualidade de vida.



comunitária: excedente da produção compartilhado com instituições beneficentes
unity vegetable garden: production excess shared with charity institutions

Horta Comunitária – Colaboradores da Suzano que trabalham nas fazendas de São Miguel Arcanjo (SP) iniciaram uma horta comunitária, para a qual a empresa cedeu a área de plantio e água para irrigação. Os legumes e hortaliças são distribuídos entre todos os que trabalham na horta. Em 2001, o excedente de produção foi compartilhado com instituições locais, como a Santa Casa, um asilo de idosos e a APAE.

Coral Suzano – Criado em 1999, o coral, com 72 participantes de diversas áreas da empresa, extrapolou sua meta inicial e transformou-se também em instrumento de integração com a comunidade. Seu repertório mescla MPB com músicas estrangeiras, populares e eruditas. O grupo fez 18 apresentações em 2001.

Dia do Escritor – Em alusão ao Dia do Escritor (25 de julho), todos os profissionais da empresa foram estimulados a compartilhar idéias escrevendo sobre um tema livre. Os participantes receberam um exemplar do livro *A Pequena Carta.*

Horta Comunitária (Community Vegetable Garden) - *Collaborators of Suzano who work in the farms of São Miguel Arcanjo (SP) began a community vegetable garden, to which the company gave a planting area and water for irrigation. The vegetables are distributed to everybody that has worked in the vegetable garden. In 2001, the excess of production was shared with local institutions, such as Santa Casa, an institution for the elderly and APAE.*

Coral Suzano (Suzano Choir) - *Created in 1999, the choir, with 72 participants of different areas of the company, surpassed its initial goal and also became an integrated element of the community. Its repertoire mixes MPB (Brazilian Popular Music) with international, popular and erudite music. The group gave 18 presentations in 2001.*

Dia do Escritor (Writer's Day) - *In reference to the Writer's Day (July the 25th), all the company's professionals were encouraged to share their ideas, writing about a free subject. The participants received the book A Pequena Carta (The Little Letter).*

ARQUIVO SUZANO



Coral Suzano: repertório mescla MPB com músicas populares, eruditas e estrangeiras
Suzano's Choir: repertoire mixes MPB (Brazilian Pop Music) with popular, erudite and foreign mus

A Suzano manteve em 2001 uma atividade intensa em prol das comunidades onde está instalada. A empresa tem obtido reconhecimento e destaque pela consistência dos projetos e ações de divulgação, como mostrou o "Guia de Boa Cidadania Corporativa", da revista *Exame*. Seis projetos apoiados pela Suzano Bahia Sul estão identificados em quatro categorias: Comunidade (Coopamare e Carvoeiro), Educação (Ler é Preciso), Meio Ambiente (Parque das Neblinas e Vale do Jequitinhonha) e Portadores de Deficiência (MDDF – Movimento pelos Direitos dos Deficientes Físicos).

A seguir, as ações mais destacadas na área:

Ajuda à Santa Casa de Suzano – A Santa Casa de Misericórdia de Suzano, localizada na região que abriga as Fábricas B e C, passou a receber apoio financeiro da Suzano para complementar seu comprometido orçamento anual.

McDia Feliz – Pelo terceiro ano consecutivo, a Suzano participou da iniciativa promovida pelo McDonald's, cujo objetivo é apoiar instituições que atuam no tratamento do câncer infantil. Em São Paulo, a renda foi destinada ao Graac (Grupo de Apoio ao Adolescente e à Criança com Câncer), e quem comprou Big Mac recebeu um pacote de Report Senninha. Em Suzano e Mogi das Cruzes, a renda foi revertida para a Santa Casa de Misericórdia de Mogi das Cruzes.

Teu Sonho, Meu Sonho – Em dezembro, 5 mil crianças carentes tiveram seus sonhos de Natal, como bicicletas e bonecas, realizados por voluntários. A empresa apoiou o evento e convidou seus funcionários a contribuir com a causa.

Confraternização – Em respeito ao luto pelo falecimento de Max Feffer, decidiu-se comemorar o encerramento do ano de 2001 doando parte da verba destinada à festa de confraternização para a Associação Beneficente Santa Fé, a qual atende mais de 500 jovens e crianças que moravam na rua.

Dia das Crianças – No Dia das Crianças, menores carentes atendidos pela Associação Suzanense de Assistência receberam roupas e brinquedos doados por colaboradores da Suzano.

Presépio em Suzano – A empresa uniu-se ao MDDF (Movimento pelos Direitos dos Deficientes Físicos) para construir um presépio na Praça dos Expedicionários, em Suzano. Ele foi produzido com materiais recicláveis, como jornais, garrafas plásticas, latas de alumínio e papelão.



ARQUIVO SUZANO

Teu Sonho, Meu Sonho: Natal para crianças carentes
Your Dream, My Dream: Christmas for needy children

S O C I A L   R E S P O N S I B I L I T Y

Suzano maintained in 2001 an intense activity in favor of the communities where it is installed. The company has got the recognition and distinction by the consistence of its projects and divulgation activities, such as the "Guia de Boa Cidadania Corporativa" (Good Corporative Citizenship Guide), of the Exame magazine. Six projects supported by Suzano Bahia Sul have been rated in four categories: Community (Coopamare and Carvoeiro), Education (Ler é Preciso), Enviroment (Parque das Neblinas and Vale do Jequitinhonha) and For the Handicapped (MDDF - Movimento pelos Direitos dos Deficientes Físicos (Movement for the Rights of the Physically Handicapped).

See below the most prominent actions:

Ajuda à Santa Casa de Suzano (Help to the Santa Casa of Suzano) - *Santa Casa de Misericórdia of Suzano, located in the region that shelters the Plants B and C, has received financial support from Suzano to complement its short annual budget.*

McDia Feliz - *For the third year, Suzano took part in the initiative promoted by McDonald's to help institutions that work for infantile cancer treatment. In São Paulo, the funds raised are given to the Graac (Grupo de Apoio ao Adolescente e à Criança com Câncer (Support Group for the Adolescent and Child with Cancer), and the ones that bought a Big Mac received a package of Report Senninha. In Suzano and Mogi das Cruzes, the funds were given to Santa Casa de Misericórdia of Mogi das Cruzes.*

Teu Sonho, Meu Sonho (Your Dream, My Dream) - *In December, five thousand needy children had their Christmas dream come true with bicycles and dolls given by volunteers. The company supported this event and invited its employees to contribute to the cause.*

Fraternization - *In respect to the mourning of Max Feffer's death, it was decided to celebrate the closure of 2001 donating part of the budget destined to the fraternization party to the Associação Beneficente Santa Fé, which takes care of more than 500 youngsters and children that were homeless.*

Children's Day - *On the Children's Day, needy children cared by the Associação Suzanense de Assistência (Assistance Association of Suzano) received clothes and toys donated by Suzano's collaborators.*

Nativity Scene in Suzano - *The company, along with MDDF (Movimento pelos Direitos dos Deficientes Físicos) built a crib at Expedicionários Park, in Suzano. It was made of recyclable materials, such as newspapers, plastic bottles, aluminum cans and paperboard.*



ARQUIVO SUZANO

Parque das Neblinas: educação ambiental e turismo ecológico em Bertioga (SP)
Parque das Neblinas: environmental education and ecological tourism in Bertioga (SP)

Criado em 1999 pela Suzano, o Instituto Ecofuturo é uma organização não-governamental sem fins lucrativos voltada para a promoção do desenvolvimento sustentável. O ano de 2001 foi pontilhado por boas novidades relacionadas ao trabalho dessa instituição, detalhadas a seguir.

Parque das Neblinas – Situado em Bertioga (SP), em área de Mata Atlântica, o Parque das Neblinas fica em uma fazenda produtiva da Suzano. O Ecofuturo busca desenvolver, junto com a comunidade local, atividades auto-sustentáveis relacionadas à educação ambiental, centro de pesquisas, cultivo de espécies ameaçadas de extinção (palmito, bromélia) e turismo ecológico controlado, estimulando a formação de um pólo regional de

E C O F U T U R O   I N S T I T U T E

Created in 1999 by Suzano, the Ecofuturo Institute is a non-profitable non-governmental organization aiming the promotion of sustainable development. 2001 was pin pointed with good news related to the work of this institution, as described below:

Parque das Neblinas - *Located in Bertioga (SP), in the Atlantic Forest area, Parque das Neblinas is situated within a Suzano's productive farm. The Ecofuturo seeks to develop, along with the local community, self sustainable activities related to environmental education, research centers, planting of threatened species (palm heart, bromelia) and controlled ecological tourism, encouraging the formation of a regional sustainable development center, showing it is possible to make income generation, social inclusion and environment preservation compatible.*

In 2001, the first infrastructure steps were concluded, such as the construction of the headquarter, bridge and track mapping. The visiting activities shall begin in the second half of 2002.

Rio Vivo (Living Rio) - *In partnership with Ouro Preto University, Ecofuturo made a diagnosis of the causes for the hydro deficit in Quilombola stream's hydrographical micro-basin, located in Berilo (MG). Based on the report, coordinated actions were taken with the local community in 2001, such as fighting erosions to avoid blockage of streams and rivers, construction of small dams and infiltration tanks proper for rainwater storage.*

Coopamare - *The partnership of Ecofuturo and Coopamare - cooperative of paper gatherers created 10 years ago to promote social reinsertion of the homeless through the selective collection - tries to make the increase of this activity feasible, what constitutes an alternative to change the hard reality of the big city's streets. In 2001 a wide evaluation of the situation was made and the goal for 2002 is to begin the restructuring processes of training, and social and family re-capacitating.*



ARQUIVO SUZANO

Artesanato criado por membro da Coopamare: cooperativa de catadores de papel
Craftsmanship created by a member of Coopamare: paper gatherers' co-operative

desenvolvimento sustentável e mostrando que é possível compatibilizar geração de renda, inclusão social e preservação ambiental.
Em 2001 foram concluídas as primeiras etapas de infra-estrutura, como construção da sede, ponte suspensa e mapeamento de trilhas. As atividades de visitação devem ser iniciadas no segundo semestre de 2002.

Rio Vivo – Em parceria com a Universidade de Ouro Preto, o Ecofuturo fez um diagnóstico das causas do déficit hídrico da microbacia hidrográfica do córrego do Quilombola, situado em Berilo (MG). Com base nesse parecer, foram realizadas em 2001 ações coordenadas com a comunidade local, como combate a erosões para evitar assoreamento de córregos e rios, construção de pequenas barragens e tanques de infiltração adequados para armazenamento de água da chuva.

Coopamare – A parceria do Ecofuturo com a Coopamare – cooperativa de catadores de papel criada há dez anos para promover a reinserção social do morador de rua a partir da coleta seletiva – busca viabilizar o aumento da atividade, que constitui uma alternativa para modificar a dura realidade das ruas das metrópoles. Em 2001 foi realizado um amplo diagnóstico da situação e a meta para 2002 é iniciar os processos de reestruturação, capacitação e revalorização social e familiar.

Ler é Preciso – Projeto que busca incentivar o hábito de leitura em todo o País, o Ler é Preciso recebeu em 2001 um investimento de R$ 1 milhão. Mais de 35% desse total destinou-se à implantação de bibliotecas comunitárias em parceria com a Fundação Nacional do Livro Infantil e Juvenil. A iniciativa consiste na aquisição do acervo, com mais de 400 livros, e formação de agentes de leitura.

Ler é Preciso

Concurso de Redação – Em maio, foi lançada na Bienal do Livro do Rio de Janeiro a terceira edição do concurso de redação Ler é Preciso, para crianças de 7 a 12 anos. Cerca de 3,6 mil delas, vindas de 13 Estados, escreveram sobre o tema "A turma do folclore e eu em defesa do meio ambiente". Os 60 ganhadores foram premiados em um evento realizado em dezembro no Museu de Arte Moderna (MAM), com as presenças do escritor e antropólogo Daniel Munduruku, da tribo munduruku, de Belém, e do artista plástico e apresentador de programa infantil Daniel Azulay.

Ler é Preciso (Reading is necessary) - *Project that aims to encourage reading in the whole Country, Ler é Preciso received in 2001 an investment of R$ 1 million. Over 35% of that total went to the community libraries' implantation, in partnership with Fundação Nacional do Livro Infantil e Juvenil (National Foundation of Juvenile and Children Books). The initiative consists in purchasing more than 400 books and training reading agents.*

Essay Writing Contest - *In May, the third edition of the essay writing contest Tirando de Letra, for children between 7 and 12 years old, was launched in Bienal do Livro in Rio de Janeiro. Approximately 3,600 children, from 13 different States, wrote about the subject "The folklore gang and I defending the environment". The 60 winners were awarded in an event that took place in December in the Modern Art Museum (MAM), with the presences of the writer and anthropologist Daniel Munduruku, from the Munduruku tribe of Belém, and the plastic artist and TV children program host, Daniel Azulay.*

Selo do Ler (Reading Stamp) - *Market partners of Suzano have been invited to perform actions which increase the reading habit in the Country. When the stamp is placed on a book, it means that the editors are committed in donating 1% of the sales revenue to the Project Ler é Preciso. The book A Pequena Carta, published by Bom Texto e Letras & Expressões, was one that adopted the Stamp.*


ARQUIVO SUZANO

Palestra do índio Daniel Munduruku no Projeto Ler é Preciso: sucesso entre as crianças
Lecture of the Indian Daniel Munduruku at the Reading is Necessary Project: success among the children

Selo do Ler – Parceiros de mercado da Suzano são convidados a realizar ações de incremento ao hábito da leitura no País. Quando o selo é estampado em um livro, significa que a editora responsável se compromete a doar 1% da receita das vendas ao Projeto Ler é Preciso. O livro *A Pequena Carta*, publicado pela editora Bom Texto e Letras & Expressões, foi um dos que incluíram o selo.

Expedição Vaga-Lume – Projeto educacional que consiste em oficinas de leitura e disponibilização de um acervo básico de literatura infanto-juvenil (300 volumes) às 19 escolas situadas em agrupamentos indígenas, comunidades ribeirinhas e quilombolas e assentamentos do MST, no Amazonas, localidades praticamente inacessíveis e carentes de ações de incremento cultural. A Expedição Vaga-Lume recebeu apoio do Ecofuturo, que doou livros e incluiu as comunidades nas próximas atividades do Ler é Preciso.

Biblioteca Comunitária Ler é Preciso – O J.P. Morgan Bank está investindo na pesquisa e desenvolvimento de indicadores de sucesso do modelo, visando identificar o impacto social da iniciativa na construção de noções de cidadania e desenvolvimento sustentável.

Jornal do Ler – Publicação on-line para participantes dos concursos de redação acima de 13 anos. Contando com o know-how da Reuters, maior agência de notícias do mundo, visa capacitar os jovens na atividade de repórteres, estimulando a escrita, a reflexão e o registro de fatos jornalísticos relativos ao País.

Expedição Vaga-Lume (Firefly Expedition) - *Educational project that consists of reading workshops and the availability of basic literature for children and youngsters (300 volumes) to the 19 schools located in native Indian groupings, riverbank communities and hidden campsites and MST (Movement of the Landless) settlements, in the State of Amazonas, practically inaccessible sites, without any cultural activities. Expedição Vaga-Lume received the Ecofuturo's support, which donated books and included the communities in the next activities of Ler é Preciso.*

Biblioteca Comunitária Ler é Preciso (Community Library "Reading is Necessary") - *J.P. Morgan Bank has been investing in research and development of the success indicators of this program model, with the objective of identifying the social impact of the initiative on the building of citizenship and sustainable development notions.*

Jornal do Ler (Reading Newspaper) - *On-line publication for participants of essay writing contests over 13 years old, counting with the Reuters know-how, the largest news agency worldwide. To train youngsters in the reporter activity, encouraging writing and thinking skills and the recording of journalistic facts related to the Country.*


LER É PRECISO.
Biblioteca Comunitária Ler é Preciso: noções de cidadania
Community Library Reading is Necessary: notions of citizenship

SUZANO

MANAGEMENT REPORT AND FINANCIAL STATEMENTS

Year ended December 31, 2001

COMPANHIA SUZANO DE PAPEL E CELULOSE

MANAGEMENT REPORT

The clearly optimistic outlook perceived in the beginning of 2001, promising a good business year, suffered a substantial change for worse from March onwards. The slowdown in the world business scenario caused by the decline in the American economy, with effects that extended to Europe, deteriorated further due to the crisis in Argentina, the shortage of electric power in the country, and lastly, due to the terrorist attack suffered by the USA last September. The consequence of these events was the ascension of the dollar exchange rate, and despite the many attempts made by the monetary authorities to put a brake on what was considered a speculative increase the devaluation of the real to the dollar reached its annual peak in September, with an appreciation around 43% compared to the beginning of the year. This trend led to the increase in the interest rates that reached 19% and remained at this level until the end of the period. During the year the market went from a situation of euphoric optimism down to one of exaggerated pessimism. However, near to the year-end, a more rational behavior had been restored. There was an appeasement of the crisis and the perception that the "Argentina effect" would be limited gained strength; the exchange rate subsided closing the year with an appreciation of 18.7% and trade and industrial activities showed signs of recovery. Companies and families learned to cut down their excessive energy consumption obtaining, in some cases, material reduction in their costs. Some industries replaced their technology and equipment and began to achieve higher production levels with the same energy consumption, becoming more efficient in the process.

In the pulp and paper industry, the slowdown in the world economies resulted in increased offer, and the consequent decline in the international market prices. However, in the domestic sphere, the increase in the exchange rates made the domestic companies more competitive, while imports became more expensive, making them less attractive.

According to preliminary data collected by BRACELPA (Brazilian Pulp and Paper Association) the total production of the paper industry in Brazil had a growth of about 2.3%, partially to accompany the decrease in imports, which restricted by the new exchange environment decreased around 24.7%, and partially to supply the growth of 9.6% in export sales. Apparent consumption, represented by the total production, increased by imports less exports, dropped around 2.1% compared to the previous year, due to the decrease in the imports of newsprint paper. In this scenario, the Company sales to the domestic market decreased about 5% (a reduction of 1.9% if pulp sales are excluded) and the volume of export sales were up 4.3% (7.9% of which were paper sales). Considering Bahia Sul also, the sales to the domestic market dropped 4.3%, reaching 538 thousand tons of products and the exports rose by 12.7%, totaling 613 thousand tons of products. There was a growth of 4.1% in the aggregate sales volume.

STRATEGY FOR THE CONDUCTION OF THE COMPANY BUSINESSES

The new Managing Board that took office in April of 2001, after the passing away of Max Feffer, Chief Executive Officer of the Company continued with the implementation of the restructuring plan started in 1998, giving priority to the pulp and paper and petrochemical areas. As part of the strategy to concentrate first its business focus and then pursue growth, and viewing competitiveness as its greater differential, in May 2001 the Company acquired the total share control of Bahia Sul Celulose. Owning state of the art equipment and forests located very near its Plant, Bahia Sul became an example of operational efficiency and a benchmark for costs in the industry; its management of the environment has been classified as outstanding, being the first pulp and paper company in the world to obtain the ISO 14001 certification, and the only Brazilian company to be awarded, in July 2000, the Environmental Excellence prize conferred by the United Nations Organization, and the National Quality Prize (PNQ) 2001.

Since the acquisition, the Management of the two companies have focused their efforts on the identification of all the possible synergies and on the adoption of best business practices.

In order to improve the business development of the two companies, a unified management was implemented in October 2001. Thus, the same persons will be the officers of each one of the companies mentioned above, performing identical functions in them, subject to compliance with all legal requirements. As a consequence, economies of scale have already been obtained and the best use of all synergies arising from the optimization of the operation and the sharing of best practices, which shall result in total annual savings of R$ 30 million already in 2002, due to the reduction of costs and expenses and improved results, in the best interest of the shareholders of both companies.

As of September, the Company took over the business operations of SPP-Nemo S/A. Industrial e Comercial Exportadora, creating the SPP-Nemo Distribution Division. Through this Division, a new logistic strategy denominated "Projeto Visão", (Vision Project) allows forming regional inventories to expedite the supply to the end-customers, especially small- and medium-size companies of the graphic sector. For this purpose the company is setting up a structure that includes ten stores and six regional distribution centers.

Proceeding with the restructuring effort, in accordance to good corporate governance practices, to allow greater transparency and to preserve the identity of each business segment, in the General Meeting held on the 30th of November 2001, the shareholders of the Company approved its partial spin off and the merger of the spun-off part by Suzano Petroquímica S/A, in the General Meeting held on the same date, increasing the capital stock of that company to R$ 794,382,910.44.

After the spin off process was completed, Suzano Petroquímica became the holder through the wholly-owned subsidiaries SPP-Nemo S/A. Industrial e Comercial Exportadora and Suzano Química Ltda. of all the share interest in associated companies of the petrochemical segment. The results arising from the equity interest in these associated companies, after the spin off, are being disclosed in the balance sheet of Suzano Petroquímica. After approval of the registration with the Brazilian Securities and Exchange Commission (CVM) already requested, the shareholders of the Company will receive shares of Suzano Petroquímica, in proportion to their shares. The new company starts its operations with an independent and highly professional management aiming at achieving greater flexibility, dynamics and management autonomy. The expected result is the strengthening of this area of activity, with greater transparency and better understanding of its performance in accordance with the strategic decision to concentrate investments in the Southeast Region, with special attention to the Rio Polímeros and Polibrasil projects for which all the necessary capital resources are already secured.

Still in the year 2001 within the strategy previously planned, and aiming at strengthening its presence worldwide, thus obtaining better competitive conditions in the global market, the Company and Bahia Sul informed that they intended to participate in the privatization of Portucel - Empresa Produtora de Pasta e Papel, a wood pulp and paper production company – based in Portugal.

In order to achieve the above purpose, in September, 2001, Bahia Sul bought into Sonae, through Bahia Sul International Trading Ltd., a wholly-owned subsidiary of Bahia Sul, acquiring 49.99% of the capital stock of Sonae – Produtos e Derivados Florestais – SPDF, which, in turn, holds 29% of the capital shares of Portucel.

The Company is investing in two projects, both in the Suzano Plant, for the increase of its pulp and printing and writing paper production capacity in the next three years. Project "Q" will increase the pulp production capacity from

current 420 thousand tons/year to 525 thousand tons/year in a first phase. Later on, in the second phase, capacity shall be expanded up to 575 thousand tons/year. The "P" Project will use this additional fiber-producing capacity to increase the production of printing and writing paper by the technological modernization of its machines making them faster, which would result in productivity gains. The amount to be invested in the first phase of the "Q" Project and beginning of the "P" Project, which contemplates the increase in capacity of the two printing and writing paper machines, of about 24 thousand tons/year, is estimated at approximately US$ 146 million including taxes.

Bahia Sul – Awarded the National Quality Prize (PNQ)
Bahia Sul was the great winner of the National Quality Prize (PNQ), version 2001. Companies of all sizes and engaged in a number of different activities are increasingly seeking to achieve excellence for their products and services, in order to become really competitive in the global market. The FPNQ – Fundação para o Prêmio Nacional da Qualidade" (Foundation for the National Quality Award) was created in 1991 to promote awareness regarding quality and productivity gains among the Brazilian corporate segment, and to disclose information about successful practices of organizational management. This Fundation created and manages the National Quality Prize (PNQ), that gives annual recognition to the best corporate experiences in Brazil, in the pursuit of excellence for their products and services.

TECHNICAL INNOVATIONS AND NEW PRODUCTS

Industrial Area
The operations of the Suzano Paper Business Unit are focused on the consolidation of its leadership in the production and sale of high quality board and printing and writing paper, the highlight of which is its trademark "Report", a leader of the "cut to size" segment in Brazil with recognized acceptance in the international market.
Moreover, the company is market leader in the segment of white high quality board (SBS – Solid Bleach Board) made from 100% virgin pulp; early in 2001 it launched also the Supremo Duo Design, the first Brazilian high quality board paper that allows printing on both sides with excellent quality. This product was launched to meet the requirements of more sophisticated packaging, promotional materials and publications, particularly noted in the segments of food, cosmetics, personal hygiene and pharmaceutics. It is hoped that this product will conquer new markets, given that it is already largely accepted in the market of book covers, and it enables graphic and packaging designers to innovate in the use of high quality board, using it to replace imported coated papers. The Duo Design is meant to strengthen the strategy of focusing on *customers' specific needs.*
After an extensive market survey work, the Company innovated its line of coated papers. Much whiter and with new weights – 95, 115, 150, 170 e 230g/m² – the Reflex and Reflex Matte papers appear to reassert quality and the effort to always move towards meeting the customers needs and fulfilling their expectations.
In recognition of the activities developed during the year 2001, the Company was awarded the following prizes:

- best printing support prize, as part of the Fernando Pini Award for Graphic Excellence in 2001. This award, recognized as the most important of the segment in Brazil, was created by Abigraf and ABTG (Associação Brasileira Tecnologia Gráfica) in 1991, as an incentive to productivity gains and quality. The judging panel was formed by professionals of high technical and cultural standard.
- through the award received by its supplier, Laborprint, the company was also an indirect winner in the category Tabloids and Inserts in newspapers and magazines with the piece of advertising of the Supremo Duo Design "Joaninha" (Lady Bug).
- its "Report" paper line had its quality recognized by winning the "Melhores Marcas 2001" prize (Best Brands) in four categories: best paper for copiers, for printers, best white sulphite and best colored sulphite. The choice was the result of a survey carried out in paper shops and with consumers on preference of brands of products and services.

Forestation Area
Over the last few years the Company has perfected its environmental *management model, according to the most relevant and recognized forestry* certification systems.
The forestation planning adopted by the Company brings a significant reduction in the clear-cut modules and contributes also for the formation of ecological corridors by connecting native isolated areas.
Wood supply is assured by the plantations of Eucalyptus in company-owned areas and by the Forest Fomentation Program developed by the company, that supplies seedlings and technical assistance, free of cost, to small- and medium-size producers of Eucalyptus during the forestation cycle.
The total industrial forest area covers 177 thousand hectares, including 42 thousand hectares of conservation area and 49 thousand hectares of infrastructure with an inventory of 140 million Eucalyptus trees of which 59% are in the state of São Paulo.
Investments in reforestation amounted to R$ 21.4 million in 2001.

BUSINESS AND INDUSTRIAL PERFORMANCE

The activities of the Company in the Pulp and Paper segment are focused on the production of Eucalyptus pulp, coated and uncoated printing and writing paper and high quality boards, and it detains leadership positions in these segments. The total production of Eucalyptus pulp, of the Company and Bahia Sul, was 989 thousand tons, representing about 18% of the domestic production of 5,500 thousand tons of Eucalyptus fiber pulp. The total aggregate paper production was 732 thousand tons representing more than 10% of the total domestic production of all types of paper of 7,354 thousand tons and about 11% of the apparent consumption.

Production Volumes

In thousand tons	Suzano	Bahia Sul	Total
Pulp	401	588	989
Printing and writing paper	266	208	474
Coated Paper	73		73
High Quality Board	185		185
TOTAL PAPER	**524**	**208**	**732**

The chart below shows the production share in the various paper categories in which the Company operates, within the national scenario in 2001.



EUCALYPTUS PULP
SUZANO 7%
BAHIA SUL 11%
OTHER PRODUCERS 82%
PRINTING/WRITING PAPERS
SUZANO 16%
BAHIA SUL 10%
OTHER PRODUCERS 74%
CARDBOARD
SUZANO 36%
OTHER PRODUCERS 64%

Sales Volumes (In 1,000 tons)	Suzano			Bahia Sul			Suzano+ Bahia Sul		
	DM	EM	Total	DM	EM	Total	DM	EM	Total
Printing/writing paper	148	109	257	135	74	209	283	183	466
Coated Paper	65	07	72				65	07	72
High Quality Board	133	47	180				133	47	180
Total paper	**346**	**163**	**509**	**135**	**74**	**209**	**481**	**237**	**718**
Pulp	07	01	8	50	375	425	57	376	433
TOTAL	**353**	**164**	**517**	**185**	**449**	**634**	**538**	**613**	**1,151**

COMPANY PERFORMANCE IN 2001

The net profit of R$ 302.6 million, can be considered satisfactory considering the adverse conditions undergone by the pulp and paper business during the year 2001, with a material drop of Eucalyptus pulp prices in the international market, part of this loss was transferred also to the paper prices. The Company, however, always attentive to the offer and demand trends, quickly directed to the export market a greater volume of paper than that sold for the same period of last year, taking advantage of better exchange parity.
This performance resulted also from the defensive financial strategy adopted by the Company during the period, when the financial losses resulting from the appreciation of the exchange rates on dollar-indexed debts were compensated by the gains from the equity interest result of the controlled company Suzanopar, that holds assets indexed by foreign currency. This profit represented a return on Shareholder's equity as of the end 2000 of nearly 16.2%, and was a result of all the measures taken by the new Management that has allied good principles of corporate governance to the pursuit for operational excellence.

COMPANHIA SUZANO DE PAPEL E CELULOSE – PARENT COMPANY

PULP: During the year, due to the retraction in the larger consumer markets, world inventories, which already showed an ascending trend since the fourth quarter of 2000, had a material increase, affecting the prices of pulp that had average prices about 27% lower when compared to the previous year. Despite the many attempts to regulate inventories that showed a slight decrease in the months of September and October, at the end of the year they had already peaked to around 1.7 million tons, and were above the inventories of 1.5 million of tons, considered the break even point for price recovery. Actually, the average increase of US$ 20/ton to US$ 30/ton, that started to apply since last October still persists at the closing of this Report, but at a price base about 35% lower than at the beginning of the year. The uncertain conditions of the international market prevents us from predicting what will be the price behavior for the next period, since these are contingent on the recovery of world economies and some production adjustments with the main producers.
The Company's pulp production had an operation slightly below its nominal capacity of 420 thousand tons/year, reaching, in the fourth quarter a production of 100 thousand tons, due to the yearly downtime for maintenance. The accumulated production of the Company in the year was 401 thousand tons. Sales of pulp totaled 8 thousand tons, of which 1 thousand tons were exported.

PAPER AND HIGH QUALITY BOARD: Paper prices, although to a less visible extent, followed the pulp prices. The domestic market adjusted itself to the international market, but the exchange appreciation compensated this loss, a fact that partially contributed to the increase in the Net sales.
The Company's production volume of 524 thousand tons, was up 2.7%, compared to the year 2000, remaining above the installed capacity of 510 thousand tons/year, due to the efficiency and productivity programs implemented for Plants B and C.
The sales volume of 509 thousand tons was 1.0% above that for the previous year, but sales to the domestic market decreased 1.9%.

CONSOLIDATED SALES VOLUME AND INCOME OF SUZANO AND BAHIA SUL



NET REVENUES - 2001
DOMESTIC MARKET 57%
EXPORT 43%
PAPERS 76%
PULP 24%
816
862
1324
1611
1773
504
545
525
561
538
1997
1998
1999
2000
2001
Volumes 1000 TON
Net revenues R$ MM
DOMESTIC MARKET
EXPORT

BREAKDOWN OF NET SALES – 2001



SUZANO
PAPERS EM 19%
CARDBOARD DM 24%
CARDBOARD EM 7%
COATED DM 16%
COATED EM 1%
PULP DM 1%
OTHERS DM 3%
PAPERS DM 29%
CONSOLIDATED SUZANO BAHIA SUL
PAPERS EM 17%
CARDBOARD DM 14%
CARDBOARD EM 4%
COATED DM 9%
COATED EM 1%
PULP DM 3%
PULP EM 21%
OTHERS DM 2%
PAPERS DM 29%

Results of Companhia Suzano de Papel e Celulose – Parent Company

The net income was R$ 302.6 million in the period, against R$ 517.7 million in the previous year, of which around R$ 105.0 million were generated in the fourth quarter.
The net operational income rose from R$ 877.3 million to R$ 998.7 million this year, with a growth of 13.8% compared to the year 2000; this was the result of the increase of 11.4% in average prices, due to the greater volume of printing and writing paper for exports, especially in the segment of papers cut-to-size of the "REPORT" line. The introduction of new products in the paper and high quality board line also helped (as seen in the section "Technical Innovation and New Products") by improving the sales "mix".
One of the facts that should be highlighted since it contributed to the increase in the sales volume in the fourth quarter was the assumption, as from September, of the paper operations of SPP's Paper Division, which in addition to Company products, also sells third party products. The sales income of these products amounted to about R$ 20.0 million, which form the net income.
Cost of products sold was R$ 622.2 million, up 16.4% compared to the year 2000; this was influenced by the adjustment in the margins of raw materials, especially chemical inputs, increased fixed costs, arising from the adjustment of salaries, which usually are paid at the time of the union's negotiations

process in October, of electricity rates, and from greater maintenance costs during the plant downtime occurred in the second quarter of the year. The cost of third-party products sold by the SPP Division was R$ 16.9 million. Given that Net sales increased 13.8% and the cost of products sold was 16.4%, gross margins were down about 1.4%. However, the gross profit in absolute figures increased 9.8%, about R$ 33.5 million.

The Results (Gross Profit less Sales and Administrative Expenses – EBIT) rose from R$ 235.0 million to R$ 240.2 million, despite the increase of Sales and Administrative Expenses, resulting from the inclusion of administrative expenses from the SPP Division, in the amount of R$ 1.4 million and sales expenses in the amount of R$ 3.9 million and, more, increase in the expenses with consulting services, exports and advertising. Operational cash flow generation, measured by the "EBITDA", increased about 3.4%, from R$ 296.2 million to R$ 306.3 million.

Net financial expenses increased from R$ 95.1 million to R$ 276.2 million, mostly due to the exchange variation of 18.7% and the increase in liabilities due to partial loan for the acquisition of Bahia Sul. On the other hand, the appreciation of the dollar in relation to the Real had a positive impact on the financial income from investments of the controlled company, Suzanopar Investimentos Ltd., which are influenced by the exchange variation; therefore, the equity interest result reached R$ 314.6 million. At the end of the period, the net indebtedness, considering the resources in the controlled Suzanopar, was R$ 795.1 million.

Total equity interest result was R$ 385.0 million, as described in the Explanatory Note Nº 7, and after the spin-off, the results of the petrochemical plants shall now be presented in the income statements of Suzano Petroquímica. It is important to mention that the amortization of the premium received from Bahia Sul, relating to 2001, was registered in the fourth quarter.

SUBSIDIARY/AFFILIATED COMPANIES

Bahia Sul Celulose S.A.

Total industrial production attained a new record in 2001. This was achieved both in the production of fully bleached pulp, use to produce finished products that reached 588 thousand tons, up 1.8% compared to the previous year, and also for finished products for sale (market pulp and paper in reels and sheets), with a total production of 616 thousand tons, up about 2.2% in comparison with the 603 thousand tons sold in 2000. Of this total, 408 thousand tons were pulp sales (market pulp) and 208 thousand tons of paper, up 3.8% and down 1% compared to 2000, respectively.

A volume of 634 thousand tons of finished products was sold against 578 thousand tons in 2000. Out of total sales, 71% went to exports and 29% to the domestic market, against, 67% and 33%, respectively, in 2000. Sales of market pulp totaled 425 thousand tons, against 367 thousand in the previous year, with a growth of 16%; of which 88% were export sales.

Regarding paper, the total sales volume was 209 thousand tons, against 211 thousand in 2000, with a reduction of 1%. In the domestic market, sales totaled 135 thousand tons (65% of the total, against 63% in the previous year), mostly due to the growth in sales of paper sheets in the domestic market, driven also by the entry into operation of the conversion unit in Mucuri, with an impact on exports. A volume of 48 thousand tons of paper sheets were sold against 36 thousand in 2000, with a growth of 33%.

Net sales was R$ 774.4 million in 2001, up 5.5% compared to the previous year as a joint result of 9.7% growth in sales volume and a decrease of 3.8% of the average unit price in Reais.

The average unit cost of the products in Reais/tons, was up 16.5% compared to the previous year due to the pressure of inflation and exchange rates on the main inputs, the full impact of the changes in the paper production processes started in the year 2000 (alkaline process and whiter paper), greater participation of exports in the sales "mix" and the beginning of production of its own paper in sheets the industrial plant.

Gross margin recorded was 47% against 56% in 2000 and operational earnings before Net financial expenses and taxes (EBIT) was R$ 284.5 million compared to R$ 350.2 million in 2000; these deductions were, mostly, the result of the strong decrease in prices in the international market. Cash flow generation, measured by the EBITDA was R$ 376.4 million, against R$ 434.4 million in 2000.

Net indebtedness had an increase of R$ 245.6 million in relation to the previous year, going from R$ 773.1 million to R$ 1,018.7 million, due to the investment of US$ 125 million in Portugal. The net-debt-to-cash generation ratio rose to 2.7 in comparison with the value of 1.8 of the previous year.

The Net income was R$ 107.1 million compared to R$ 215.2 million in 2000.

The following chart shows the EBITDA curve of the Company and of Bahia Sul, together, in the last five years.



EBITDA - R$ million
Margin %
900
750
600
450
300
150
0
50
40
30
20
10
0
21
22
41
45
39
115
117
315
434
376
1997
1998
1999
2000
2001
EBITDA - R$ million
SUZANO
BAHIA SUL
Margin EBITDA %

Suzanopar Investimentos Ltd.

The results are from own cash generation and from equity method result of the subsidiary company Suzanopar International S.A.

EQUITY SITUATION

The total source of funds in the year was R$ 1,786.0 million, of which R$ 124.6 were own funds, complemented by other resources amounting to R$ 1,661.5 million, mainly from loan contracts, Export Prepayment facility agreement in the amount of US$ 200 million, reduction of share ownership in controlled company (part of the resource allocated as capital for Suzano Petroquímica and part for payment of principal + interest of the Eurobonus, matured in October) and write-offs of long-term receivables.

The main investments were the following:

Property, Plant and Equipment – in the amount of R$ 136.2 million, of which R$ 21.4 million in reforestation and the rest, basically, in process improvement projects, increase in quality and the beginning of the project for pulp production expansion.

Investments in the amount of R$ 1,139.3 million, of which R$ 718.7 million in the acquisition of 32% of the capital of the controlled company Bahia Sul Celulose S/A., R$ 38.2 million in Suzano Química and R$ 381.2 million in Suzanopar Petroquímica (See explanatory note Nº 7 on Investments).

Long-Term Receivables – the company invested R$ 85.7 million, highlighting advance payments for future capital increase in the subsidiary companies SPP Nemo (R$ 47.0 million) and Suzano Química (R$ 31.8 million) for allocation to Rio Polímeros.

STOCK MARKET

In the year 2001, the Company shares were traded in 218 of the 246 trade floors of the Bolsa de Valores de São Paulo – BOVESPA. There were 2,100

trade transactions, involving 13,115 thousand shares and an equivalent value of US$ 33.5 million. The share value devaluated 4.2% in the year. In the same period, the IBOVESPA (BOVESPA Index) devalued 11.0%.
On December 31, 2001 the shares' book value, after the spin-off was R$ 5,88.

DIVIDENDS

Dividends in the amount of R$ R$ 50.2 million will be submitted to the General Meeting for approval, as proposed in the Financial Statements for the period ending December 31, 2001, in complement to the amount of R$ 23.4 million of interest on own capital, that were paid on August 28, 2001.

SUBSEQUENT EVENTS

As per the Relevant Fact published on February 6, the Board of Directors of the Company (CSPC) and of Bahia Sul (BS) informed the market the conclusion of the studies that were being carried out, regarding the convenience and opportunity of implementing the unification of the corporate structure of the two companies.
The solution presented will allow greater market valuation for the shareholders of CSPC and BS, since it will enable (1) the optimization of the synergies between the two companies (2) the consolidation of the outstanding shares (free float) solely under one publicly held company, increasing the liquidity for the shareholders of both CSPC and BS.
A proposition was made to the BS shareholders for cancellation of its registration as a publicly held company, and the presentation by CSPC, of a public offer for the acquisition of the preferred shares issued by BS, to be paid, exclusively, with new preferred shares issued by CSPC.
The purchase price proposed, per thousand (1,000) preferred shares issued by BS, will be six hundred and forty-six reais, forty-three cents (R$ 646,43); this price was based on the economic-financial evaluation of the BS and CSPC shares prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS-Warburg S.A.
The price will be paid to those BS shareholders who accept the offer, by credit on their behalf with CSPC; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of CSPC, resolved upon by the Extraordinary General Meeting to be timely convened, in which it will be assured to the shareholders of CSPC, in compliance with the legislation in force, the right of first refusal to subscribe to such capital increase, and the price of the new shares to be issued shall be set according to their respective economic value. These shares shall be entitled to the same rights, privileges and restrictions applicable to current preferred shares of CSPC.
The credit corresponding to the price shall entitle the person that accepts the offer to subscribe preferred shares issued by CSPC at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio applied for substitution of the preferred shares issued by BS, held by those who accept the public offer to be made to them, for the preferred shares issued by CSPC, was based on the comparison between the economic value of the shares issued by BS and the value assessed, utilizing the same criterion, for the shares issued by CSPC, which in turn was based on the economic-financial evaluation studies mentioned above.
The resolution regarding the cancellation of the registration of BS, and subsequent public offer made to the minority shareholders of this company, shall be made in accordance with the provisions set forth by Comissão de Valores Mobiliários – CVM (Securities and Exchange Commission).
When the public offer announced hereby is concluded, the shareholders of BS that accept the offer, shall become shareholders of CSPC, which, in turn, will increase its share interest in the capital stock of BS.
This will allow a better understanding of the business and the increase of the free float, to the benefit of the shareholders, and improving the rating of the Company in the Security Exchange Commission – SEC – in order to obtain Level II classification for its ADRs.
On the 25th of March, 2002, the CVM – Comissão de Valores Mobiliários (Brazilian SEC) approved, the registration of Suzano Petroquímica S.A. as a publicly owned company thus allowing negotiation of its shares separately.

PERSPECTIVES

However, in the domestic sphere, the low inflation rates and the declining trend of interest rates started in February, seem to allow a more cheerful prognosis for economic recovery. It is imperative, also, to continue with the fiscal and administrative reforms, mitigating excessive tax burden and eliminating unnecessary bureaucratic procedures. Only then will it be possible to generate more jobs, and allow economic growth.
The Company believes that, with the implementation of the restructuring process and of the projects already announced, the basis for growth is being consolidated and strengthened, generating greater value for the shareholders and more satisfaction to our customers, suppliers and employees.

SOCIAL AND ENVIRONMENTAL RELATIONS

Along its whole existence the Company has developed a business management model allying development and growth with preservation of the environment, valuing life, people and conciliating economic progress with social justice.

HUMAN ASSETS AND CORPORATE MANAGEMENT

The program Suzano Quality of life – Live in good company was created by Suzano in tune with the principles of valuing the human being, having as guidelines the Survey of the Organizational Atmosphere and the health and life style of its employees. This program fosters actions that promote health, safety and the well-being of people.
The program "To Study is to Grow", (Estudar é Crescer) launched in May, 2000 to stimulate the education of the employees' children, granted its first award in March 2001. The balance was positive: 76% of the children enrolled received checks in the amount of R$ 300 and R$ 200, totaling R$ 380 thousand.
In the year 2001, the amount of R$ 1.4 million was invested in courses, seminars and training.
The Company continued with the Profit Sharing Program for all its employees based on the Target Program prepared by the Company Management and the Employees' Committee. A total of R$ 6.4 million was paid during the year under this program.
At the end of 2001 the Company had 3,367 employees, including those from the SPP Division.

TAX GENERATION

During the year 2001 a total of R$ 116.9 million was generated comprising taxes duties and contributions, highlighting the IPI (net) of about R$ 44.2 million, ICMS (net) R$ 34.7 million, PIS/COFINS, R$ 29.4 million and Income tax, Social Contribution, Social Security and others amounting to approximately R$ 8.6 million, thus contributing to the economic and social development of the country.

ENVIRONMENT

The Company makes constant efforts to support any actions that may have a positive impact on the environment, in the industrial area as well as in the conservation of its forests and in the industrial reforestation, aiming at guaranteeing the biodiversity and the balance of the ecosystem. Since 1989 it has implemented a project for a closed water/liquor circuit in the pulp production process, which is a fundamental item for an effective

environmental control program. For this purpose there is a constant enhancement of the system for reutilization of the chemical inputs and water used in the production process, thus drastically reducing the emission of pollutants to the environment.
Samples of water are collected daily from various points of the effluents treatment, in order to maintain these under strict control. The gaseous effluents are also monitored using continuous instruments or collecting samples.
Since 1991 all pulp manufactured is ECF ("Elemental Chlorine Free"), meaning that it does not use elementary chlorine in the pulp bleaching process where this was replaced by Hydrogen Peroxide.
In the chart below we listed some environmental conditions measuring rates and their comparison with the standard rates.

TRS – ODORIFEROUS GASES SUCH AS THE H_2S

SOURCE	CURRENT	STANDARD
Recovery Boilers	1 PPM	5 PPM
Lime Kilns	8 PPM	10 PPM
Concentrates gases of the evaporators and digesters	Total incineration	Incineration

PARTICULATE MATTER

SOURCE	CURRENT	STANDARD
Recovery Boilers	58 mg/Nm³	60 mg/Nm³
Lime Kilns	97 mg/Nm³	100 mg/Nm³

LIQUID EFFLUENT

	CURRENT	STANDARD
DBO5 (1)	1,5Kg./ADMT	1,83 Kg./ADMT
AOX (2)	0,076 Kg./ADMT	There is no Standard (3)

(1) Biochemical demand of oxygen; (2) Indicator of chlorinated organic compound; (3) There are no Brazilian standards – The strictest international standards call for 0,1 kg/ADMT

During the year 2001, a total of R$ 10.4 million was invested in environmental improvement.

SOIL CONSERVATION – Technology Developed by the Company
All attention is given to research and genetic improvement of cultivated forests, in compliance with high standards of productivity, quality and environmental conservation; the technique of soil preparation is utilized for the planting of eucalyptus so that the seedling has the ideal conditions to grow. This technique is called "Cultivo Mínimo do Solo" (Minimum Soil Cultivation), and basically it aims at retaining in the soil all the residues from the previous crop, revolving the soil as little as possible and avoiding clean up of the area with fire.
The technique of the minimum soil cultivation for the planting of eucalyptus developed in the Company, is currently used by many domestic and international companies. The adoption of this technique brought many advantages to the silviculture, drastically reducing soil erosion and loss of nutrients, resulting in the overall improvement of the land, and significant cost reduction in soil preparation.

INTEGRATION WITH THE COMMUNITY – SOCIAL INDICATORS
Social Responsibility
Suzano: A trademark committed to sustainable development

A different world springs from a different way-of-thinking. The same models will always lead us to the same results. Changing is, above all, an act of will, of attitude.

Vision of the future, entrepreneurial responsibility, and commitment to the environment. These three factors culminated in the creation of the Ecofuturo Institute. Founded in December 1999, the Institute, a non-government organization, is a Company initiative, which, upon completing its 75th year, decided to implement social responsibility actions with the mission of promoting sustainable development in the country - that is, economic growth based on social inclusion and preservation of the environment.
Ecofuturo, using its own funds, and tax incentives under the Rouanet Law, is currently coordinating the following projects: Carvoeiro Cidadão (Citizen Charcoal Burner), Rio Vivo (Live River), Parque das Neblinas (Neblinas Park), Ler é Preciso (To Read is a Need), and Coopamare.

Carvoeiro Cidadão (Citizen Charcoal Burner)
In partnership with Fase – Federação de Órgãos para Assistência Social e Educacional (Federation of Social and Educational Support Entities), a model for the production of vegetal charcoal will be implemented in northern Espírito Santo. Production will be based on sustainable vegetal sources by using forest residue, thus fostering the social reintegration of charcoal burners and their families and giving dignity to their work conditions.
In 2001, the project was restructured in the following aspects: definition of the financial model developed together with the BBA Creditanstalt Bank; identification of the local manager for the project, ACES – Ação Comunitária do Espírito Santo (Community Action of the State of Espírito Santo), which will be responsible for administering the actions, and initiation of the Development and Planning of Performance Indicators.

Rio Vivo of Jequitinhonha Valley
The Jequitinhonha Valley is a region featuring enormous social needs that include malnutrition, illiteracy, infant mortality, and low per capita income. The viability of this project stands on principles such as: the practical application of science, interdisciplinary activity, development of partnerships, and feel connected with the local reality.
Through a partnership between the UFRJ (Federal University of Rio de Janeiro) and the Company, some environment recomposition actions were begun. Among them were combating erosion to prevent silting of the region's streams and rivers by replanting native saplings and small actions in slope containment; construction of small dams to build up the water level of the rivers and, consequently, water infiltration into the soil; the construction of "infiltration tanks" that store storm water and thus hinder erosion and increase water infiltration into the soil.
A plan to identify and combat Chagas' disease was commenced, as was a Pharmaceutical Attending Program.
With respect to heritage and cultural preservation, a study on the history of Berilo was published and will, in the future, serve as a base for the production and local divulgation of a booklet on the history of the town.

Parque das Neblinas (Neblinas Park)
This is a project that focuses on environmental education involving a strip of preserved area in the Mata Atlântica (Atlantic Forest), which should become an important space for scientific research, recreation, cultivation of endangered species, and ecotourism in a region that is highly urbanized and in need of alternatives.
During 2001, the following actions were developed: construction of the headquarters, with basic infrastructure; reception area, luncheonette, auditorium, barbecue pit, and a bathroom for handicapped persons. A survey was made of ecotourism attractions: trails, mountain bike routes, and canoeing and acqua-ride possibilities. Equipment and operational material were purchased, and the landscaping project was commenced.

Ler é Preciso (To Read is a Need)
The aim of the project is to incentive the habit of reading throughout the country and to stimulate writing especially among children and adolescents. These are factors understood as indispensable to thought and criticism and to

enable youth to assume attitudes that are correct and to decide on development models that enhance human relations and nature.

"Ler é Preciso" includes the following actions:

Community Library – understood as the propagator of the concepts of citizenship and an incentive to reading, both essential to educational training. Fundamental to this project is the training of reading agents – people of the community that stimulate the habit and the pleasure of reading in children. In 2001, two Community Libraries were set up in São Paulo (Paraibuna and Salesópolis) and six in Bahia in partnership with Bahia Sul Celulose, in the towns of Rui Barbosa, Mascote, Alcobaça, Caravelas, Nova Viçosa, and Mucuri.

Writing Competition – stimulating creativity, thought, and criticism through the written word. In each competition, the 60 best compositions are published in a special book – a substantial, far-reaching tool in the area. The theme in 2001 was the "A Turma do Folclore e eu em defesa do Meio Ambiente" (The Folklore Folks and I in Defense of the Environment), which obtained excellent response: 3800 compositions coming from 13 states in Brazil.

Reading Club – a contact, integration, and chat channel connecting writing competition participants, teachers, writers, Community Libraries, in sum, all those involved, directly or indirectly, in disseminating the habit of reading throughout the country. Actions carried out in 2001: development of an Information System that ensures follow-up on the evolution of the children and schools according to the action developed (the Club currently has 7000 children and 1500 schools enrolled in many states in Brazil); publishing of the first book with the 60 best compositions entered in Writing Competition II, the theme of which was "Uma Carta para o Brasil do Século 21" (A Letter to Brazil of the 21st Century), a way to value the creative potential of these young writers; "Jornal do Ler" (Reading Journal), an electronic news page produced by teenagers with the support of Reuters, the world's largest news agency.

Reading Stamp – the creation of an instrument to enable participation in the publishing market by generating a fund to be invested in reading incentive programs. About 1% of the return from sale of books bearing the Reading Stamp is set aside for the project To Read is a Need.

In 2001, partnerships were formed with the Bom Texto publishing house, with the book "A Pequena Carta" (A Short Letter) by Marcilio Godoy, and with Siciliano, with the book "Diário de um Reitor" (Diary of a Headmaster), by Jacques Marcovitch.

Libraries in the Amazon – an educational project that seeks to facilitate access to books and to involve the community in the region of the Amazon in creating a more just society. The Vagalume Expedition, a non-government organization the aim of which is to promote reading, received Ecofuturo support. These communities, enrolled with the Reading Club, will frequently receive information about actions related to reading and access to culture.

3rd Salão do Livro (Book Exhibit/Fair) – for the third consecutive year To Read is a Need sponsored the Children's and Teenager's Literary Seminar, a 3rd Book Exhibit/Fair event sponsored by the National Foundation for Children's and Teenager's Books.

The Book Exhibit/Fair took place in the Galpão das Artes of the Modern Museum of Art of Rio de Janeiro, and assembled writers, book publishers, cartoonists, and teaching professionals to talk about the importance of literature in our humanist formation.

Coopamare

The Company maintains a partnership with Coopamare – the paper gatherer's cooperative set up ten years ago to promote the social reintegration of street dwellers. Here they are able to get directly the scrap paper that is used in its production system. The objective is to increase the revenue of the institution and make feasible part of the social projects oriented to paper gatherers and their families.

OTHER SOCIAL RESPONSIBILITY ACTIONS

Santa Fé

Donation of part of the money that would be given for the Company employee get-together (?) that was not held out due to the period of mourning for the death of Max Feffer, former president of the Company. The beneficiary was the Associação Beneficente Santa Fé (Santa Fé Charity Association), which for seven years now gives care to children and young people living on the streets of São Paulo.

Santa Casa de Suzano (Charity Hospital of Suzano)

An important hospital in the region, the Santa Casa de Misericórdia de Suzano receives Company financial support to supplement its heavily stretched yearly budget. The help given the hospital has special meaning for the Company: to benefit the community in the surrounding region where the B and C plants are located.

Mc Dia Feliz (McDonald's Happy Day)

For the third consecutive year, the Company took part in this McDonald's initiative, an investment the goal of which is to provide support for institutions active in the treatment of cancer in children. In São Paulo, the money was given to GRAAC – Grupo de Apoio ao Adolescente e à Criança com Câncer (Support Group for Teenagers and Children with Cancer). Whoever bought a Big Mac received a package of ReportSenninha paper, donated by the Company. In Suzano and Mogi das Cruzes, money received from the event was given to the Santa Casa de Misericórdia of Mogi das Cruzes. The Company also distributed five thousand vouchers for Big Macs to incentive employee participation.

Teu Sonho, Meu Sonho (Your Dream, My Dream)

The Company was one of the enterprises that sponsored a very special event promoted by the non-government organization Teu Sonho, Meu Sonho. In December, five thousand needy children saw their tiny dreams come true, such as, for example, of having a little car or a doll. The initiative of the Company – which invited its employees to act as volunteers that day – was another reminder of the motto: "Faz bem fazer o bem" (Doing good does good).

MAM (Museum of Modern Art)

Since 1995 the Company has joined in with other companies to give support to the revitalization of the MAM. The effort was motivated, principally, by identification of proposals of both institutions: the democratization of access to Brazilian and international modern art. The partnership also resulted in a series of benefits for Company employees.

Brazilian Cinema: "Amor à Vista" and "Carandiru"

For quite some time, the Company has given support to the national film industry by using Audiovisual Law incentives. Last year was the turn of Francisco Ramalho's "Amor à Vista" and Dráuzio Varela's "Carandiru".

Informação Cidadã (Citizen's Information)

The objective of this action is to call the public's attention to matters related to improving quality of life, such as giving value to environmental rights and respect for them. Therefore, the following commemorative dates were planned to disseminate these values: Arbor Day, International Water Day, World Environment Day, Culture Day, and Volunteers Day.

MDDF – Movimento pelos Direitos dos Deficientes Físicos (Movement for the Rights of the Handicapped)

For the third consecutive year, the Company joined with the MDDF in building a presépio, or the Nativity scene, in the Praça dos Expedicionários (a square) in the city of Suzano. The presépio – which is part of the city's Christmas celebration – is made of recyclable materials, such as newspapers, plastic bottles, aluminum cans, and cardboard. This year the theme of the design was, once again, very opportune: peace.

Sponsoring Local Culture

The Company sponsored the High Tietê (river) Biennial, an event that brings to attention the artistic and cultural production of outstanding professionals of the region. The exhibit was held in the Memorial Alto Tietê, in front of plant B, and presented the work of 45 artists.

BALANCE SHEETS IN DECEMBER 31, 2001 AND 2000

(In thousands of reais)

ASSETS

	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
CURRENT ASSETS				
Cash and cash equivalents	11,779	2,582	60,827	34,495
Short-term investments	8,637	71,519	851,391	972,640
Trade accounts receivable	169,794	114,371	275,231	301,572
Inventories	117,413	90,777	231,080	235,446
Dividends receivable	23,810	606	606	22
Other debtors	14,803	11,935	49,834	46,447
Recoverable income and contribution taxes	19,449	33,613	24,685	58,529
Deferred income and contribution taxes	6,737	9,868	53,450	25,933
Prepaid expenses	6,156	3,997	7,296	5,542
	378,578	339,268	1,554,400	1,680,626
NONCURRENT ASSETS				
Related companies	31,372	97,026	10	47,524
Recoverable taxes	4,316		4,316	
Deferred income and contribution taxes	22,706	17,017	224,232	175,915
Judicial deposits	8,340	8,193	16,005	13,380
Other debtors	254	240	10,207	21,276
	66,988	122,476	254,770	258,095
PERMANENT ASSETS				
Investments	1,923,365	1,778,989	310,100	77,933
Property, plant and equipment	675,098	609,456	2,534,161	1,835,271
Deferred charges	1,633	1,999	261,573	89,799
	2,600,096	2,390,444	3,105,834	2,003,003
	3,045,662	2,852,188	4,915,004	3,941,724

LIABILITIES

	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
CURRENT LIABILITIES				
Trade accounts payable	60,704	44,586	96,106	135,921
Loans and financings	289,953	299,404	997,823	544,102
Taxes payable other than on income	7,420	7,310	9,618	18,902
Accrued salaries and payroll taxes	28,153	20,321	42,597	30,326
Other accounts payable	7,789	6,059	31,904	22,684
Related parties	626	7,431	326	138
Dividends payable	50,316	26,069	50,320	30,005
Provision for contingencies			24,021	12,362
Income and social contribution taxes	32,504	31,083	36,154	31,083
	477,465	442,263	1,288,869	825,523
NONCURRENT LIABILITIES				
Loans and financings	703,024	307,353	1,396,264	736,974
Related companies	400,185	47,140	390,654	1,241
Deferred income and social contribution taxes	102,653	145,267	102,653	150,712
Provision for contingencies	43,793	42,093	43,793	56,522
Provision for loss in subsidiary	17,639			
Other creditors				9,051
	1,267,294	541,853	1,933,364	954,500
DEFERRED INCOME				34,521
MINORITY INTERESTS			409,429	277,791
SHAREHOLDERS' EQUITY				
Share capital	53,945	672,000	53,945	672,000
Capital reserves	23,774	23,774	23,774	23,774
Revaluation reserves	54,141	62,237	54,141	62,237
Appropriated retained earnings	1,169,043	1,110,061	1,151,482	1,091,378
	1,300,903	1,868,072	1,283,342	1,849,389
	3,045,662	2,852,188	4,915,004	3,941,724

STATEMENTS OF INCOME – YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of reais, except income per share)

	Parent company		Consolidated	
	2001	2000	2001	2000
Gross sales	1,152,994	1,025,657	3,144,303	2,965,250
Sales taxes	(154,326)	(148,368)	(450,042)	(464,566)
Net sales	998,668	877,289	2,694,261	2,500,684
Cost of sales	(622,223)	(534,388)	(1,785,598)	(1,729,201)
Gross profit	376,445	342,901	908,663	771,483
Operating (expenses) income				
Selling expenses	(65,363)	(47,326)	(147,550)	(110,167)
General and administrative expenses	(59,549)	(56,068)	(139,933)	(133,181)
Management remuneration	(11,335)	(4,478)	(16,867)	(6,833)
Financial expenses	(308,276)	(115,424)	(636,401)	(215,853)
Financial income	32,040	20,354	378,544	119,722
Equity interest in subsidiaries and affiliates	385,050	534,793	278	(464)
Amortization of (goodwill) discount	(17,664)	(2,002)	(20,452)	11,851
Other operating income		16,920		10,503
Operating income	331,348	672,750	343,202	447,061
Nonoperating (expense) income	(31,470)	(5,831)	(17,932)	261,893
Income before social contribution and income taxes	299,878	666,919	325,270	708,954
Social contribution and income taxes	9,768	(139,985)	9,915	(171,305)
Income before profit sharing	309,646	526,934	335,185	537,649
Employee profit sharing scheme	(7,034)	(9,202)	(11,993)	(11,506)
Net income before minority interest	302,612	517,732	323,192	526,143
Minority interest			(17,892)	(27,134)
Net income for the year	302,612	517,732	305,300	499,009
Net income per share – R$	1.37	2.32		
Shares outstanding at year end	221,419,380	222,840,380		

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of reais)

	Share	Capital	Revaluation	Retained earnings		
Parent Company	capital	reserves	reserves	Appropriated	Unappropriated	Total
Balances at December 31, 1999	672,000	20,773	114,424	646,745		1,453,942
Complement of dividend				(24)		(24)
Reversal of revaluation reserve in affiliates			(42,195)			(42,195)
Realization of revaluation reserve			(9,960)		9,960	
Income tax incentive		3,001				3,001
Acquisition of treasury shares				(8,092)		(8,092)
Adjustment of social contribution rate			(32)			(32)
Net income for the year					517,732	517,732
Interest on equity					(30,260)	(30,260)
Proposed dividends					(26,000)	(26,000)
Legal reserve				25,887	(25,887)	
Unrealized profits				284,963	(284,963)	
Special statutory reserves				160,582	(160,582)	
Balances at December 31, 2000	672,000	23,774	62,237	1,110,061		1,868,072
Capital increase	176,327			(176,327)		
Complement of dividend				(260)		(260)
Realization of revaluation reserve			(8,096)		8,096	
Acquisition of treasury shares				(1,562)		(1,562)
Capital reduction due to spin-off on 11/30/01	(794,382)					(794,382)
Realization of the reserve for unrealized profits				(243,613)	243,613	
Net income for the year					302,612	302,612
Interest on equity					(23,358)	(23,358)
Proposed dividends					(50,219)	(50,219)
Unrealized profits				265,932	(265,932)	
Special statutory reserves				214,812	(214,812)	
Balances at December 31, 2001	53,945	23,774	54,141	1,169,043		1,300,903

The book value per share at December 31, 2001 was R$ 5,88

STATEMENTS OF CHANGES IN FINANCIAL POSITION – YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of reais)

	Parent company		Consolidated	
	2001	2000	2001	2000
SOURCES OF FUNDS				
From operations				
Net income for the year	302,612	517,732	323,192	526,143
Items not requiring (providing) working capital:				
Depreciation, depletion and amortization	66,071	61,200	192,055	166,503
Net book value of permanent assets disposed	5,268	25,676	18,422	162,531
Deferred taxes	16,445	82,677	10,352	74,149
Provisions	26,020	17,790	8,381	16,971
Equity interest in subsidiaries and affiliates	(385,050)	(534,793)	(278)	464
Amortization of goodwill (discount) – net	17,664	2,002	20,452	(11,851)
Dividends received	36,198	17,066	436	60
Gain on dilution of investments in affiliates	(34)	(1,824)	(34)	(1,708)
Monetary variation of noncurrent assets and liabilities	39,370	20,485	136,980	41,852
Other expenses			4,963	19,436
	124,564	208,011	714,921	994,550
From shareholders				
Integralization of capital			11,211	6,913
Other sources				
Noncurrent loans	975,046	130,739	1,370,929	222,573
Capital reduction of subsidiary	608,235			
Decrease in noncurrent assets	78,173	8,329	39,516	15,053
	1,661,454	139,068	1,410,445	237,626
TOTAL SOURCES	1,786,018	347,079	2,136,577	1,239,089
APPLICATION OF FUNDS				
Additions to permanent assets				
Investments	1,139,274	1,300	1,629,183	3,514
Property, plant and equipment	136,164	81,971	339,471	152,305
Deferred charges		1,759	29,339	14,830
	1,275,438	85,030	1,997,993	170,649
Increase in noncurrent assets	85,711	24,172	37,037	21,921
Interest on equity	23,358	30,260	23,358	30,260
Distribution of dividends	50,479	26,024	59,096	45,523
Treasury shares	1,562	8,092	1,562	8,092
Decrease in noncurrent loans	324,080	278,317	515,785	339,140
TOTAL APPLICATIONS	1,760,628	451,895	2,634,831	615,585
Effect on working capital due to spin-off, merger and consolidation	(21,282)		(91,318)	(24,430)
INCREASE (DECREASE) IN WORKING CAPITAL	4,108	(104,816)	(589,572)	599,074
Current assets	39,310	52,133	(126,226)	673,150
Current liabilities	35,202	156,949	463,346	74,076

STATEMENTS OF ADDED VALUE (supplementary information)
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of reais)

	Parent company	
	2001	2000
Revenues		
Sales of products and services	1,152,994	1,025,657
Provision for bad debts	9	(1,568)
Nonoperating results	(31,470)	(2,994)
	1,121,533	1,021,095
Inputs purchased from third parties		
Raw materials consumed	258,505	196,878
Materials, energy and third-party services consumed	314,558	265,767
Gross added value	548,470	558,450
Retentions		
Depreciation, depletion and amortization	66,071	61,200
Net added value generated by the company	482,399	497,250
Added value from transfers		
Equity interest in subsidiaries and affiliates	367,386	534,615
Dividends received on investments at cost	57	81
Financial income	32,040	20,273
Added value for distribution	881,882	1,052,219
Distribution of added value		
Payroll and related charges	140,886	139,794
Taxes and contributions	116,950	266,693
Interest and finance charges	308,276	115,424
Rents	13,158	12,576
Dividends and interest on own capital	9,170	56,260
Retained earnings	293,442	461,472
	881,882	1,052,219

STATEMENTS OF CASH FLOWS (supplementary information)
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of reais)

	Parent company	
	2001	2000
Operating activities		
Net income for the year	302,612	517,732
Adjustments to reconcile income with cash generated from operating activities:		
Depreciation, depletion and amortization	66,071	61,200
Result on sale of permanent assets	(277)	2,994
Gains on equity interest in investments	(331,222)	(517,549)
Interest, foreign exchange variations and price-level adjustments	202,780	91,956
Increase in provisions	15,333	13,192
Changes in assets and liabilities		
(Reduction) increase in accounts receivable and other receivables	(82,268)	19,379
(Reduction) increase in other current and non-current assets	(66,567)	52,298
Increase in advances on exchange contracts	96,129	
Increase in other current liabilities	23,951	34,763
Net cash provided by operating activities	226,542	275,965
Investment activities		
Acquisition of fixed assets and increase of deferred charges	(136,164)	(83,730)
Acquisition of investments	(1,139,274)	(1,300)
Capital reduction of subsidiary	608,235	
Spin-offs and mergers	(35,131)	
Receipt from sale of permanent assets	5,545	22,682
Net cash used in investment activities	(696,789)	(62,348)
Financing activities		
Payment of profits and dividends	(49,590)	(54,350)
Purchase of treasury shares	(1,562)	(8,092)
Proceeds from loans	1,166,641	126,255
Repayment of loans	(886,495)	(162,792)
Interest paid on loans	(99,090)	(62,146)
Loans received from subsidiaries	355,404	4,484
Loans paid to subsidiaries	(68,746)	
Net cash provided by (used for) financing activities	416,562	(156,641)
(Decrease) increase in cash	(53,685)	56,976
Beginning of year	74,101	17,125
End of year	20,416	74,101

(In thousands of reais)

1 - OPERATIONS

The main business of Companhia Suzano ("the Company") and its direct and indirect subsidiaries is the forestry business and production and sale of eucalyptus pulp and paper.

2 - CORPORATE ASPECTS

Bahia Sul Celulose S.A. majority interest acquisition

At May 7, 2001, the Company acquired the interest that belonged to Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. This resulted in 100% ownership of the common shares and 72,82% of all shares.

The resources necessary to perform this transaction were obtained through a foreign bank – pre-payment export financing – in the amount of US$ 200 million. The remainder of the resources were obtained by the transfer of foreign loans obtained by its parent Company NemoFeffer S.A.

Group Companies restructuring process

The Group Companies restructuring process is principally made up of the following objectives, which were approved by the Board Management in its meeting on November 13, 2001:

1) To perform the spin-off of the subsidiary SPP Nemo S.A. Industrial e Comercial Exportadora (SPP-Nemo), in order to transfer its assets and investments in the pulp and paper industry to the Company.

2) To transfer to Suzano Petroquímica S.A. the net assets related to the petrochemical activities resulting from the partial spin-off of Companhia Suzano Papel e Celulose. The net assets related to the petrochemical activities are comprised of direct and indirect investments in several companies operating in this industry. The valuation of the net assets was based on the carrying amounts stated in the accounting records of Companhia Suzano Papel e Celulose as at October 31, 2001 as described in the Protocol and Justification of Partial Spin-off of Companhia Suzano de Papel e Celulose dated November 13, 2001.

The Extraordinary General Shareholders' Meeting of November 30, 2001 approved:

1) The merger resulting in the spin-off of SPP Nemo's equity related to the paper and card operations, in the local and foreign market.

The net assets from SPP-Nemo, received in exchange for the Company's investment in SPP-Nemo, determined as at October 31, 2001, and supported by an appraisal report issued by an independent appraiser, is summarized below:

ASSETS	
Current	
Cash	47
Trade accounts receivable	3,023
Company's credit	7,643
Related companies	2,273
Recoverable taxes	3,054
Inventories	1,317
Others	1,692
	19,049
Permanent assets	
Investments	
Nemo International	9,935
Stenfar S.A.I.C.	9,054
others	44
	19,033
Property, plant and equipment	194
Deferred charges	2
	19,229
Total assets	38,278
LIABILITIES	
Current	
Trade accounts payable	10,637
Export advances	5,995
Provision for contingencies	2,031
Accrued salaries and payroll taxes	527
Others	4,990
Total liabilities	24,180
Net assets	14,098

2) The partial spin-off of the Company with incorporation by Suzano Petroquímica S.A. of the spun-off net assets, made on basis and conditions stated in the above-mentioned Protocol and Justification.

The net assets spun-off from Company as at October 31, 2001, supported by an appraisal report issued by an independent appraiser and incorporated into Suzano Petroquímica S.A., is summarized below:

ASSETS	
Current assets	
Cash and cash equivalents	30.000
Noncurrent assets	
Related companies	12
Loan – Polipropileno Participações S.A.	9,661
Loan – Petroflex Indústria e Comércio S.A.	22,948
Advance for future capital increase – SPP-Nemo S.A. Industrial e Comercial Exportadora	45,745
	78,366
Permanent assets	
Investments	
Suzano Química Ltda.	599,062
SPP-Nemo S.A. Industrial e Comercial Exportadora	116,689
Goodwill on SPP-Nemo S.A. Industrial e Comercial Exportadora	6,679
	722,430
Property, plant and equipment	91
Total assets	830,887
LIABILITIES	
Current liabilities	
Financing investment Petroflex	9,648
Financing investment Politeno	4,201
	13,849
Noncurrrent liabilities	
Financing investment Politeno	22,656
Total liabilities	36,505
NET ASSETS	794,382

3 - FINANCIAL STATEMENTS

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

The comparison of financial statements for the year ended December 31, 2001 in relation to prior year must consider the effects of spin-offs and mergers, as mentioned on note 2.

The Income Statements and Statements of Changes in Financial Position include the spun-off operations from the subsidiaries, corresponding to the period of January 1st, 2001 up to the balance sheet date used as basis for the spin-off, as shown below:

	Period	
Suzano Química Ltda.	01.01.01	31.10.01
Polibrasil Participações S.A.	01.01.01	30.09.01
Petroflex Indústria e Comércio S.A.	01.01.01	30.09.01
Polipropileno Participações S.A.	01.01.01	30.09.01
Rio Polímeros S.A.	01.01.01	31.10.01
Suzanopar Petroquímica Ltd.	01.01.01	31.10.01
SPP-NEMO S.A. Indl. Coml. Exportadora	01.01.01	31.10.01
Politeno Indústria e Comércio S.A.	01.01.01	30.09.01

Description of significant accounting policies:

Foreign currency – All assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of earnings;

Short-term investments – are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

Allowance for doubtful debts – established on a basis considered sufficient to cover possible losses on the realization of accounts receivable.

Inventories – are valued at the lower of average cost of acquisition or production, which does not exceed market value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

Investments – In subsidiaries and affiliates companies were valued using the equity method, and other investments were valued at cost, less any provisions for losses.

Property, plant and equipment – is recorded at acquisition cost, formation or construction cost plus a revaluation. Forestry is composed by costs of acquisition, formation and maintenance. Depreciation is provided for by using the straight-line method at rates which take into account the estimated useful lives of the assets. Depletion of reserves is based on timber yields.

Deferred charges – are recorded at cost and amortized over a 10-year term; goodwill is based on future economic benefits and is amortized over a 10-year period;

Rights and obligations – are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

Interest on loans – Interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.

Provisions – A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

Income and social contribution taxes – Income tax – calculated at the rate of 15% of taxable income, plus an additional of 10%. Social contribution tax – calculated at the rate of 9% of adjusted taxable income. Deferred income and social contribution taxes were calculated on tax losses carry forward, on the negative basis for social contribution tax and on temporary differences, and are stated under current assets, non-current assets and non-current liabilities;

Deferred income – refers to unamortized discounts on purchases of consolidated companies.

Revaluation reserves – these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as non-current liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against appropriated profits.

Conversion method for foreign subsidiaries – the financial statements were converted to their domestic currency equivalent using the foreign exchange sell rate in effect at the end of the year. When applicable, accounting practices were adjusted to those of the parent company.

Recognition of effects of inflation – the fixed asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

4 - CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, and of the subsidiaries as a group, as shown below:

	2001		2000			
	Direct and indirect subsidiaries		Direct and indirect subsidiaries		Joint controlled subsidiaries	
	Voting	Total	Voting	Total	Voting	Total
Bahia Sul Celulose S.A.(1)	100.00%	72.87%			50.00%	40.84%
Bahia Sul América Inc.	100.00%	100.00%			100.00%	100.00%
Bahia Sul International Trading Ltd.	100.00%	100.00%			100.00%	100.00%
Suzanopar Investimentos Ltd.	100.00%	100.00%	100.00%	100.00%		
Suzanopar Consultoria e Investimentos Lda.(2)			100.00%	100.00%		
Suzanopar International S.A.	100.00%	100.00%	100.00%	100.00%		
Comercial e Agrícola Paineiras Ltda.	100.00%	100.00%	100.00%	100.00%		
Suzano Telecom Ltda.	100.00%	100.00%	100.00%	100.00%		
SPP – Nemo S.A. Indl. e Coml. Exp.			100.00%	100.00%		
Nemo International	100.00%	100.00%	100.00%	100.00%		
Sun Paper and Board Limited	100.00%	100.00%	100.00%	100.00%		
Nemotrade Corporation	100.00%	100.00%	100.00%	100.00%		
Stenfar S.A. Indl. Coml .Imp. Exp.(3)	100.00%	100.00%			40.60%	40.60%
Politeno Indústria e Comércio S.A.					35.00%	30.71%
Politeno Empreendimentos Ltda.					99.99%	99.99%
Nordeste Química S.A. – Norquisa					12.47%	11.11%
Suzano Química Ltda.			100.00%	100.00%		
Polibrasil Participações S.A.					50.00%	50.00%
Polipropileno S.A.					97.15%	96.57%
Polibrasil Resinas S.A.					100.00%	100.00%
Polibrasil Compostos S.A.					100.00%	100.00%
Norcom Compostos Term. do NE S.A.					100.00%	100.00%
Polipropileno Participações S.A.			75.21%	70.68%		
Nordeste Química S.A. – Norquisa					8.90%	10.93%
Copene-Petroquímica do Nordeste S.A.					58.34%	22.87%
Petroflex Indústria e Comércio S.A.					20.14%	20.12%
Rio Polímeros S.A.					33.33%	33.33%

(1) Due to the acquisition of total subsidiary control. Its financial statements, which were proportionally consolidated up to 2000, became totally consolidated. (2) The Suzanopar Consultoria e Investimentos, Lda., headquartered in Portugal, was dissolved by the General Meeting dated December 18, 2001. Its assets were transferred to the shareholder Suzanopar Investimentos Ltd. (3) At the Extraordinary General Meeting of Stenfar S.A.I.C., dated August 13, 2001, the partial spin-off were approved with write-off of assets and liabilities not related to paper and card operations, and thus the Company became owner of 100% of capital of this subsidiary, which is responsible for the paper and card business in Argentina.

Description of main consolidation procedures:

a) Elimination of inter company assets and liabilities account balances;
b) Elimination of investment in the subsidiaries' capital, reserves and appropriated retained earnings;
c) Elimination of inter company income and expense balances and unearned income arising from inter company transactions;
d) Identification of minority interests in the consolidated financial statements;
e) For the joint-controlled subsidiaries, the elements making up their financial statements were grouped and eliminated (if applicable) from the consolidated financial statements in proportion to the parent company's interest in the joint controlled subsidiaries.

A reconciliation of the net income for the year and shareholders' equity is shown below:

	Net income for the year		Shareholders' equity	
	2001	2000	2001	2000
Consolidated	305,300	499,009	1,283,342	1,849,389
Elimination of income earned by the parent company in transactions with subsidiaries	(124)	9,142	28,753	28,877
Adjustments in shareholders' equity of subsidiaries and others	(2,643)	12,652	(1,360)	(283)
Deferrede income and social contribution	79	(3,071)	(9,832)	(9,911)
Parent company	302,612	517,732	1,300,903	1,868,072

5 - TRADE ACCOUNTS RECEIVABLE

	Parent company		Consolidated	
	2001	2000	2001	2000
Domestic	188,637	127,132	247,240	292,663
Foreign	99,221	46,893	166,335	138,324
Discounted export bills	(98,249)	(46,893)	(103,824)	(97,500)
(-) Provision for bad debts	(19,815)	(12,761)	(34,520)	(31,915)
	169,794	114,371	275,231	301,572

6 - INVENTORIES

	Parent company		Consolidated	
	2001	2000	2001	2000
Finished goods	48,573	33,368	79,343	112,335
Work-in-progress	8,547	6,383	10,321	7,281
Raw materials	24,592	25,806	43,035	51,858
Maintenance and miscellaneous materials	35,701	25,220	98,381	63,972
	117,413	90,777	231,080	235,446

7 - INVESTMENTS

	Parent company		Consolidated	
	2001	2000	2001	2000
Subsidiaries and affiliates	1,663,179	1,757,174	–	3,507
Unamortized goodwill (1)	243,048	5,325		8,902
SPDF (Portucel) (2)			290,092	
Others	21,844	21,152	24,714	70,186
Provision for loss	(4,706)	(4,662)	(4,706)	(4,662)
	1,923,365	1,778,989	310,100	77,933

The financial statements for the subsidiary and affiliate companies were prepared for the base date, December 31, 2001, and were examined by independent auditors.

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A.. The goodwill is justified by the expected profitability of the operations of subsidiary.

(2) By means of a Memorandum of Intent, dated on September 18, 2001, Bahia Sul, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., agreed with Sonae SGPS, S.A., an important portuguese group, to participate with SONAE in a 29% share in Portucel – Empresa Produtora de Pasta e Papel S.A (PORTUCEL) and, in a second step, to join in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of voting shares. This is foreseen to occur by the second semester of 2002, which, if successful, Bahia Sul and SONAE will be owners of the PORTUCEL control.

PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products in an amount of 1.3 million of tons.

The interest of Bahia Sul in PORTUCEL is performed through a special-purpose company named Sonae Produtos e Derivados Florestais – SGPS, S.A. (SPDF), in which Bahia Sul has 49,99% of capital and SONAE the remaining 50,01%.

In accordance with the conditions stated on the Memorandum of Intent, if the parties does not succeed to acquire the shares in the privatization process which would result in the joint-control of PORTUCEL, Bahia Sul has the option to sell its current participation back to SONAE.

On September 2001, Bahia Sul made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions (US$ 125 millions), equivalent to R$ 290 millions on December 31, 2001.

Considering that this investment is contractually conditioned on a future event (success in acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in the Investment group until the future event occurs. The success of the acquisition will determine if the nature of this investment is permanent, that is the joint-control of PORTUCEL.

STATEMENT OF INVESTMENTS IN SUBSIDIARIES AND AFFILIATES

	Suzanopar Consultoria e Investimentos Lda. (1)	Suzanopar Investimentos Ltd.	Bahia Sul Celulose S.A. (4)	Nemo International	Stenfar S.A. (3)	Suzano Telecom Ltda.
a) Ownership interest						
December 31, 1999						
voting capital		100.00%	50.00%			100.00%
total capital		100.00%	40.84%			100.00%
December 31, 2000						
voting capital		100.00%	100.00%	100.00%	100.00%	100.00%
total capital		100.00%	72.87%	100.00%	100.00%	100.00%
b) Information on subsidiaries/affiliates						
Adjusted shareholders' equity		544,786	1,507,128	8,963	(17,639)	1
Adjusted results for the period		65,099	107,289	338	(25,175)	(1)
c) Investments						
December 31, 1999	516,197		498,927			2
Subscription and acquisition			2,248			12
Discount (goodwill)						
Gain on dilution in subscription			293			
Disposals			(191)			
Dividends			(8,207)			
Reversal of revaluation reserve	(38,756)					
Equity interest	29,539	356,771	87,584			(13)
Transfers	(506,980)	506,980				
December 31, 2000	-	863,751	580,654			1
Subscription and acquisition			718,846			
Discount (goodwill)			(262,066)			
Gain on dilution in subscription			34			
Disposals through capital reductions		(608,235)				
Dividends		(25,287)	(10,911)			
Reversal of revaluation reserve		314,557	71,614	(972)	(9,054)	
Equity interest						
Transfer for spin-off			45	9,935	9,054	
December 31, 2001	-	544,786	1,098,216	8,963	-	1

(1) Transferred to Suzanopar Investiments Ltd., for capital subscription.
(2) Transferred to Suzano Quimica Ltda., for capital subscription!
(3) Adjusted equity – negative – include exchange rate effects in Argentina (note 12)
(4) Last quotation of BOVESPA (Brasilian Stock Exchange) on December 31, 2001 – by thousand share lot – R$ 244,00

CONSOLIDATED STATEMENT OF INCOME BY BUSINESS SEGMENT, YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001			2000		
	Pulp and paper	Petro-chemicals	Consolidated total	Pulp and paper	Petro-chemicals	Consolidated total
Net sales and services	1,814,070	880,191	2,694,261	1,419,647	1,081,037	2,500,684
Cost of sales	(1,050,113)	(735,485)	(1,785,598)	(857,172)	(872,029)	(1,729,201)
Gross profit	763,957	144,706	908,663	562,475	209,008	771,483
Selling expenses	(109,904)	(37,646)	(147,550)	(75,992)	(34,175)	(110,167)
General and administrative expenses	(111,707)	(28,226)	(139,933)	(84,383)	(45,985)	(130,368)
Management remuneration	(16,867)	-	(16,867)	(6,833)	-	(6,833)
Financial – net	(181,254)	(76,603)	(257,857)	(60,689)	(35,442)	(96,131)
Equity interest in affiliates	1,199	(921)	278	316	(780)	(464)
Amortization of goodwill	(17,664)	(2,788)	(20,452)	13,693	(1,842)	11,851
Other operating income (expense)	6,529	10,391	16,920	(817)	8,507	7,690

	Subsidiaries			Affiliates			
Comercial e Agrícola Paineiras Ltda.	SPP-Nemo S.A. Industrial e Comercial Exportadora	Suzano Química Ltda.	Suzanopar Petroquímica Ltd. (2)	Rio Polímeros S.A.	Politeno Indústria e Comércio S.A.	Other subsidiaries and affiliates	Total
100.00%	100.00%	100.00%					
100.00%	100.00%	100.00%					
100.00%							
100.00%							
11,213		599,062					
(507)		2,720					
12,238	-	152,614	-	7,517	106,549	1,186	1,295,230
	250			2,316			4,826
	(6,679)				(12,256)		(18,935)
				1,531			1,824
						(1,112)	(1,303)
					(8,859)		(17,066)
					(3,439)		(42,195)
(518)	14,051	15,215			32,238	(74)	534,793
	114,233	11,364		(11,364)	(114,233)		
11,720	121,855	179,193					1,757,174
		38,155	381,234				1,138,235
							(262,066)
							34
	(14,098)						(622,333)
							(36,198)
(507)	8,932	2,720	(2,240)				385,050
		378,994	(378,994)				-
	(116,689)	(599,062)					(696,717)
11,213	-	-	-	-	-	-	1,663,179

	2001			2000		
	Pulp and paper	Petro-chemicals	Consolidated total	Pulp and paper	Petro-chemicals	Consolidated total
Operating income (loss)	334,289	8,913	343,202	347,770	99,291	447,061
Nonoperating income (expense)	(18,762)	830	(17,932)	263,338	(1,445)	261,893
Reversal of (provision for) social contribution and income taxes	16,120	(6,205)	9,915	(140,126)	(31,179)	(171,305)
Employee profit sharing scheme	(11,990)	(3)	(11,993)	(9,281)	(2,225)	(11,506)
Minority interest	(29,062)	11,170	(17,892)	-	(27,134)	(27,134)
Net income for the year	290,595	14,705	305,300	461,701	37,308	499,009

RELATED COMPANIES

	Assets				Liabilities		Sales	
		Current	Noncurrent		Current	Non	(purchase)	
	Trade accounts			Other	Accounts	Current	products	Encargos
	receivable	Dividends	Loans	debtors	payable	loans	and services	financeiros
With consolidated companies								
Bahia Sul Celulose S.A.	820		25,082				2,040	4,978
Comercial e Agríc. Paineiras Ltda.			4,800		300			
Suzanopar International S.A.			1,455	25				
Suzanopar Investimentos Ltd.		23,204				9,299		
SPP-Nemo S.A. Indl. e Coml. Exp.							96,564	
CSPC Overseas	31,465							
Stenfar S.A. Indl. Coml. Imp. Exp.	32,439					232	42,554	
Total	64,724	23,204	31,337	25	300	9,531	141,158	4,978
With non consolidated companies								
NemoFeffer S.A.				7		390,654		36,654
Politeno Ind. e Comércio S.A.		584						
Suzano Petroquímica S.A.					284			
SPP Agaprint Indl. e Coml. Ltda.					14		9,795	
Indústria de Papel Leon Feffer Ltda.				3				
Nemonorte Imóveis e Partic. Ltda.					28			
Consolidated		584		10	326	390,654	9,795	36,654
Parent company	64,724	23,788	31,337	35	626	400,185	150,953	41,632

Commercial transactions (sales and purchases) with related parties are conducted under conditions identical to those with third parties, in terms of prices, delivery and payment terms.

Main loans made to affiliated companies:

Bahia Sul Celulose S.A. – R$ 25,083 - TJLP + interest of 5% p.a.
Comercial e Agrícola Paineira Ltda. – R$ 4,800 – no interest bearing loan
Suzanopar International S.A. – R$ 1,455 – US dollar denominated
Suzanopar Investimentos Ltd. – R$ 9,299 – US dollar denominated

Intercompany current account with Parent Company – R$ 390,654

On May 07, 2001, NemoFeffer S.A. transferred to this Company a loan obtained abroad in an amount equivalent to US$ 160 millions, assuming the obligation to reimburse NemoFeffer for all costs and charges supported by it. The loan obtained by NemoFeffer has a unique maturity date on October 2006 and interest of 7.90% per annum.

8 - PROPERTY, PLANT AND EQUIPMENT

		Parent company		Consolidated	
	Useful life	2001	2000	2001	2000
Buildings	25 years	119,698	116,764	601,997	374,094
Machinery and equipment	10 at 35 years	1,025,775	944,596	2,692,467	2,304,916
Other fixed assets	5 at 10 years	45,691	36,547	79,658	72,474
		1,191,164	1,097,907	3,374,122	2,751,484
Accumulated depreciation		(815,639)	(767,705)	(1,412,815)	(1,379,341)
Timber resources		136,419	132,809	299,963	216,304
Land		80,186	77,065	167,272	120,476
Construction-in-progress		82,968	69,380	105,619	126,348
		675,098	609,456	2,534,161	1,835,271

9 - DEFERRED CHARGES – CONSOLIDATED

					2001	2000
	Pre-operating expenses	goodwill	software costs	Amortization	Total	Total
Cia. Suzano de Papel e Celulose	1,633	260,712		(17,664)	244,681	8,678
Polibrasil Participações S.A.						35,510
Polipropileno Participações S.A.						19,145
Politeno Indústria e Comércio S.A.						9,621
Bahia Sul Celulose S.A.	35,478		17,600	(36,269)	16,809	8,627
Rio Polímeros S.A.						7,989
Others	162			(79)	83	229
	37,273	260,712	17,600	(54,012)	261,573	89,799

Goodwill – refers mainly to the goodwill calculated on acquisition of the interest of Companhia Vale do Rio Doce in the Bahia Sul Celulose S.A., determined based on future profitability and amortizable in 10 years.

10 - LOANS

	Parent company			Consolidated	
	2001		2000	2001	2000
	Current	Noncurrent			
Investment financing			58,460		89,636
BNDES	28,968	69,428	119,043	387,401	239,905
FINAME	6,446	15,716	14,476	33,793	28,922
Debentures	11,696		33,945	11,696	65,342
Private banks and others				33,616	85,146
Foreign currency loans	128,390	617,880	364,039	1,286,656	526,702
Advances on exchange contracts	114,453		16,794	640,925	245,423
			606,757	2,394,087	1,281,076
Current liabilities	289,953		299,404	997,823	544,102
Noncurrent liabilities		703,024	307,353	1,396,264	736,974

The main financing and loans were contracted under the following terms and conditions:

Parent company

Investment financing – transferred by spin-off to Suzano Petroquímica S.A. as mentioned in note 2;

BNDES (National Bank for Economic and Social Development) - interest of 9.3% to 11% p.a. + TJLP (benchmark interest rate), falling due in 2007;

FINAME – interest of 9% to 10.75% p.a., plus TJLP, falling due in 2007;

Debentures – ANDIB + 1.5% p.a., maturing in 5/2002;

Foreign currency loans (US$):

Prepayment of exports - R$ 467,929 – Libor + 1.875% p.a., three-monthly amortization – maturing in 2006 – R$ 99,499 – 9% p.a. – three-monthly amortization – maturing in 2005 – R$ 67,356 – Libor + 2% p.a. – three-monthly amortization – maturing in 2005 – R$ 32,963 – Libor + 2.85% p.a. – maturing in 9/2004 – R$ 11,609 – annual amortization – interest of 3.15% p.a. – maturing in 2004;

Loans – R$ 23,689 – exchange variance + interest 9.2% p.a. – maturing in 9/2003 – R$ 24,828 – six-monthly amortization – interest of 8.9% p.a. – maturing in 2007;

Importation financing – R$ 18,217 – exchange variance + interest of 2.9% to 7.95% p.a.

Advances on exchange contracts – exchange variance plus interest of 4.98% to 8.92% p.a.

Guarantees: financed assets and securities, and shareholder guarantees.

Subsidiary Bahia Sul Celulose S.A.

National currency loans

BNDES - Finem – R$ 257,120 – TJLP + interest of 7% to 12% p.a.

BNDES - Finame – R$ 11,565 – TJLP + interest of 7.5% to 10.5% p.a.

BNDES - Automático – R$ 3,505 – TJLP + interest of 8% to 9.5% p.a.

BNDES – Exim – R$ 26,799 – TJLP + interest of 7.65% to 7.70% p.a.

Guarantee: shareholder guarantees

Foreign currency loans

Syndicated loan – R$ 232,040 – Libor + 2.60% p.a.

Promissory note loan – R$ 290,092 – Libor + 2% to 2.5% p.a. – "bridge" operation, of short term, applied to the capital increase in the SONAE association.

Advances on exchange contracts – R$ 514,686 – interest of 4.17% to 9.5% p.a.

Non current financing and loans mature as follows:

	Parent company	Bahia Sul Celulose	Consolidated
2003	232,503	113,858	346,298
2004	247,922	343,496	591,418
2005	151,832	94,977	246,809
2006	65,015	94,734	159,749
2007	5,752	19,425	25,177
2008 onwards		26,813	26,813
	703,024	693,303	1,396,264

11 - PROVISION FOR CONTINGENCIES – PARENT COMPANY

	2001	2000
Tax	26,998	28,808
Labor	11,522	10,139
Social Security	4,374	2,824
Other	899	322
Total	43,793	42,093

Tax

PIS (Social Integration Program) – R$ 18,407 – credit relating to overpayment of PIS used to offset against other federal taxes as a consequence of the writ of mandamus which has not yet been decided.

COFINS – R$ 4,150 – provision recorded for non payment of Cofins as a result of legally challenging the calculation base;

ICMS (V.A.T.) –R$ 4,441 – provision established due to non-payment of ICMS on pulp exported in 1991 and 1992. Amounts have been deposited with the court. A final decision is awaited to with draw the deposit and reverse the provision.

Labor – provision established on the basis of legal counsel's opinion, taking probable losses into consideration.

Social security – Education salary (R$ 3,527) and INSS (R$ 847) – provision established for amounts offset on the basis of preliminary court order in the form of a writ of mandamus.

12 – PROVISION FOR LOSS IN SUBSIDIARY

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies.

The impact of this change on the accounts of the subsidiary Stenfar S.A.I.C. resulted in a loss of $ 13,484 thousands of pesos, equivalent to US$ 7,932 thousands (converted as $ 1.70 per peso) and to R$ 18,405.
With this adjustment, the adjusted equity of that subsidiary became negative in $ 12,923 thousands of pesos, equivalent to R$ 17,639, amount registered as provision for losses.

13 – SHAREHOLDERS' EQUITY

Share capital
Capital comprises of 97,374,458 common shares with voting rights and 127,788,922 preferred shares with no voting rights.
Due to the partial spin-off approved at the Extraordinary General Meeting on November 30, 2001, as mentioned in note 2, the capital was reduced by R$ 794,382 with no change in quantity of shares.
The Company's by-law establish a minimum dividend of 25%, calculated on adjusted net income for the year and the formation of a special reserve for the future increase in capital, amounting to 90% of the remaining value after the appropriation to the legal reserve and allocation of dividends, with the result of adequately securing operations and guaranteeing the continued distribution of dividends.

Treasury shares
The Company maintains 3,969,000 preferred shares in treasury. The carrying value of these shares at the balance sheet date was R$ 22,226.

Details of reserves	2001	2000
Capital reserves		
Tax incentives	23,224	23,224
Sale of treasury shares	347	347
Special monetary correction – Law 8200/91 –		
Article 2 – subsidiaries and affiliates companies	203	203
	23,774	23,774
Revaluation reserves		
Parent company's assets	49,025	57,121
Subsidiaries and affiliates companies	5,116	5,116
	54,141	62,237
Appropriated retained earnings		
Legal	69,986	69,986
Unrealized profit reserve	307,282	284,963
Special statutory reserves	805,072	766,847
(-) treasury shares	(13,297)	(11,735)
	1,169,043	1,110,061

Dividends
The dividends proposed by Management are calculated in accordance with the by-law, as demonstrated below:

	2001	2000
Net income for the year	302,612	517,732
Legal reserve		(25,887)
	302,612	491,845
Minimum dividend – 25%	75,653	122,961
Net income for the year	302,612	517,732
(-) Equity interest in subsidiaries and affiliates	(385,050)	(534,793)
(+) Dividends received/proposed and receivable	36,198	23,516
Realized profits	(46,240)	6,455
Minimum compulsory dividends		6,455
Realization of unrealized profit reserve	243,613	
Dividend 25%	60,903	
Dividends paid / to be paid		
Payment of interest on equity	19,854	25,720
Payment of proposed dividends -		
on realization of unrealized profit reserve	41,049	
on the results for the year	9,170	26,000
total	50,219	26,000
	70,073	51,720
Dividend postponed	66,483	71,241
Realizable profit reserve	265,932	284,963

Preferred shares are assured the right to a dividend which is 10% higher than the dividend for common shares.

Interest on equity – In accordance with the option available under Law 9,249/95, the Company paid interest on equity based on the Long Term Interest Rate (TJLP) in force during the period, in the amount of R$ 23,358, registered in an equity account.

Proposed dividends – corresponding to R$ 0.215 for common shares and R$ 0.2365 for preferred shares.

14 – INCOME AND SOCIAL CONTRIBUTIONS TAXES

Income tax – exemption of SUDENE
The subsidiary Bahia Sul Celulose S.A. has been granted an income tax exemption (SUDENE) up to 2001 for pulp, for paper the exemption will last until 2002. The income tax of the period subject to the SUDENE exemption has not been accounted for as an expense in the results. The exempted value in the current year, in the amount of R$ 25,043, was allocated on Tax Incentives Reserve, to be used exclusively for capital increase or loss absorption, by partial destination of the net profit, thus meeting with the legal disposition prohibiting the distribution of exempted tax to the shareholders.

Deferred and recoverable taxes and contributions
Deferred income and social contribution taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax base for assets and liabilities and their respective accounting values. In addition, based on the Company's expectations for the generation of future taxable income, tax credits are also recognized on tax loss carry forwards and negative social contribution bases from prior years. There is no expiration date to their offsetting. However, offsetting is limited to 30% of annual taxable income.

Deferred income and social contribution taxes have the following origin:

	Parent company		Consolidated
	2001	2000	2001
Current assets			
Provision for bad debts	6,737	4,339	7,622
Provision for contingencies			8,319
Tax loss carry forwards		5,529	27,677
Consolidated unrealized profit			9,832
	6,737	9,868	53,450
Noncurrent assets			
Provision for contingencies	17,168	16,738	17,699
Goodwill amortized	4,416		4,416
Tax loss carry forwards			197,640
Tax incentive			1,122
Consolidated unrealized profit	1,122	279	3,355
	22,706	17,017	224,232
Noncurrent liabilities			
Accelerated depreciation			
for tax purposes	10,577	10,299	10,577
Overseas profits not			
available	67,699	106,421	67,699
Revaluation reserve	24,141	28,311	24,141
Discounts amortized	236	236	236
	102,653	145,267	102,653

The credits under tax losses, on the consolidated statements, were mainly constituted by the subsidiary Bahia Sul Celulose S.A., which had, as of

December 31, 2001, a tax loss carryforwards of R$ 751,719 and a negative basis of social contribution of R$ 576,811. The above-mentioned credits were registered as reduction in an amount of R$ 16,988 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets, considering that their utilization will occur only after the exemption period.

A reconciliation of the tax expense that was calculated by applying the combined tax rates and income and social contribution tax expenses charged to income is shown below:

	2001	2000
Net income for the year before income and social contribution taxes (deduction of employess profit share)	292,844	657,717
Combined tax rate	34%	34%
Income and social contribution applying the combined rate	(99,567)	(223,624)
Permanent additions and exclusions		
Equity interest income	108,783	75,433
Interest on equity	7,942	10,288
Nondeductible expenses	(6,883)	(1,856)
Tax exempt revenue	155	544
Loss of tax losses carryforward due to the spin-off	(2,223)	
Other items		
Tax incentives and other	1,912	(527)
Other	(351)	(244)
Income and social contribution taxes on income for the year	9,768	(139,985)
Effective rate	3.34%	-21.28%
Income and social contribution taxes – current	29,344	(24,077)
Income and social contribution taxes – deferred	(19,576)	(115,908)

15 - NONOPERATING INCOME YEAR 2000 – CONSOLIDATED

Refers mainly to profit from the sale of the investment interest in Igaras Papeis e Embalagens S.A., of R$ 266,774.

16 - FINANCIAL INSTRUMENTS

Following the requirements of the CVM Instruction nr. 235/95, the Company performed an assessment the market value of the assets and liabilities as of December 31, 2001, concluding they are adequately presented with the financial statement.

During the year, foreign currency operations were made with the purpose of hedging the Company's cash position due to the acquisition of interest of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., and, as a consequence, of the related liabilities, the effect on the results for the year was a net loss of R$ 36,338.

Further to these operations, the Parent Company did not perform any other derivative operations.

In the consolidated statements, the subsidiary Bahia Sul Celulose S.A. has performed derivative operations, having as of the closing of 2001 an open position of swaps from CDI to US dollars in an amount equivalent to US$ 61.4 millions (US$ 40 millions on 2000) as protection to short-term investments in domestic currency, facing the financial commitments in north american currency.

The Company and its subsidiary Bahia Sul Celulose S.A. operate in the international market obtaining resources for investments and for their operations, exposed to the risks of foreign currency exchange variation.

Considering that almost all foreign currency loans are linked to exports, the Company's opinion is that this is a natural hedge against the exchange rate variation exposure risks.

Short-term investments of foreign subsidiaries in hard currency are hedging loans and financings in foreign currency not linked to exportation, including the related transfer of the foreign currency loan granted as mutual by the parent company, NemoFeffer.

17 - INSURANCE COVERAGE

It is the policy of the Company and its subsidiaries to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, according to the advice of their insurance consultants.

18 - GUARANTEES

As of December 31, 2001 and 2000, guarantees provided by the parent company, subsidiaries, and affiliates were as follows:

	2001	2000
Bahia Sul Celulose S.A.		
BNDES	231,039	151,153
Citibank – Eurobonds		113,197
Others		16,254
Total	231,039	280,604

Guarantees assumed by the Company, which transfers to Suzano Petroquímica S.A. resulting from the spin-off, are in process of registration.

	2001	2000
Petroflex Indústria e Comércio S.A.		
BNDES	11,638	9,938
Banco do Brasil – privatization Coperbo	3,326	4,312
	14,964	14,250
Politeno Indústria e Comércio S.A.		
IFC – plant modernization	4,758	6,027
Polibrasil Resinas S.A.		
Credit Line FMO	36,025	
BNDES	13,038	
	49,063	
Total	68,785	20,277

The Company had "vendor" operations (bank loans to customers which are backed by a company guarantee in the case the customer does not pay the bank on the due date) amounting to R$ 30,830 (R$ 65,725 in 2000).

19 - SUBSEQUENTS EVENTS

On February 6, 2002 Cia. Suzano de Papel e Celulose (Company), and its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), publicly notified their intention of cancelling the registration of Bahia Sul with the CVM. For this purpose, the Company will make an offer to acquire Bahia Sul shares to other shareholders, in conditions stated by the Normative Instruction nr. 229/95. The price offered for the Bahia Sul shares, of R$ 646.43 by one thousand shares per lot, will constitute a credit to the vendor against the Company, usable exclusively to subscribe preferred shares of the Company in capital increase which will be done by this last company by the issuing cost of R$ 12.96 per share. The relation resulting from these two prices – purchase and subscription – are derived from economic-financial assessments of the two companies proceeded separately by J. P. Morgan S.A. Bank and by UBS Warburg S.A. Bank. In the Extraordinary General Meeting of Bahia Sul shareholders, held on February 26, 2002, the shareholders approved the cancellation of the registration of Bahia Sul at CVM, based on the above-mentioned elements. As a condition to the transfer to Suzano Petroquímica S.A. of the liabilities related to the financing operation of projects *Splitter* and *Spheripol* of Polibrasil Resinas S.A., the Company, through signature of contractual amendments on January 29, 2002, agreed to continue to be responsible for the foreseen liabilities of the Credit Contract FMP and BNDES, mentioned on note 18.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo – SP

We have examined the balance sheets of Companhia Suzano de Papel e Celulose and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2001 and 2000 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Suzano de Papel e Celulose and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations, the changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting principles derived from the Brazilian Corporation Law.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of added value and cash flows are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

February 28, 2002.

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

OPINION OF THE AUDIT COMMITTEE

To the
Shareholders of
Companhia Suzano de Papel e Celulose

The members of the AUDIT COMMITTEE of Companhia Suzano de Papel e Celulose, in a meeting held on this date and exercising the legal and statutory authority conferred upon them, have reviewed the Annual Management Report, the financial statements and consolidated financial statements for the fiscal year ended on December 31, 2001, together with Opinion issued by the Independent Accountants, "KPMG Auditores Independentes", dated February 28, 2002, stating that they are compliant with the legal requirements applicable and giving favorable recommendation for their approval.

São Paulo, March 26, 2002.

Luiz Augusto Marques Paes
Rubens Barletta
Mario Fernando Engelke

MANAGEMENT BOARD

DAVID FEFFER
President Director
DANIEL FEFFER
Corporate Vice-President Director
ADHEMAR MAGON
Vice-President and Investor Relations Director
JOSÉ CARLOS PENTEADO MASAGÃO
Vice-President Director
ARMANDO GUEDES COELHO
Vice-President Director
SERGIO ARTHUR FERREIRA ALVES
Vice-President Director
PEDRO CORNACCHIONE
Director
MURILO CESAR LEMOS DOS SANTOS PASSOS
Director
CARLOS PONTINHA PEREIRA
Internal Market Director
JOSÉ CARLOS MACEDO FERREIRA
Natural Resources Director
ANTONIO CARLOS ARAUJO
Export Director
JOSÉ MARCOS VETTORATO
Manufacturing Director
BERNARDO SZPIGEL
Financial Director
ROGÉRIO ZIVIANI
International Bussinesses and Logistic Director
ELIO LUIZ REGIS DE SOUSA
Division Director

BOARD OF DIRECTORS

BORIS TABACOF
Chairman
AUGUSTO ESTEVES DE LIMA JUNIOR
Vice-Chairman
ANTONIO DE SOUZA CORRÊA MEYER
Member
CLAUDIO THOMAZ LOBO SONDER
Member
DAVID FEFFER
Member
DANIEL FEFFER
Member
JORGE FEFFER
Member

ROBERTO VERTAMATTI
Controller
ORLANDO DE SOUZA DIAS
General Controlling Manager – CRC-1-SP 048.141/O-3
CELSO RATTO
Accountant – CRC-1-SP 136.282/O-1

Manegement Report printed on Reciclato, Cia. Suzano's 100% recycled offset, manufactured with pre and post consumption shavings. Part of the profit from the sale of this product is given to the social and environmental projects of the Ecofuturo Institute, ONG created by Cia. Suzano in order to promote the sustainable development of Brazil (5/2002).

SUZANO

E X P E D I E N T E / E X P E D I E N T

RELATÓRIO DE GESTÃO / *MANAGEMENT REPORT*

CIA. SUZANO DE PAPEL E CELULOSE

Coordenação / *Coordination*

Vice-presidência Corporativa /

Corporative Vice-presidency

Realização / *Realization*

Gabarito de Marketing Editorial

Editores / *Editors*

Ana Luiza Guimaro

Leonel Prata

Projeto Gráfico / *Graphic Design*

Idéia & Imagem Comunicação

Textos / *Writing*

Eduardo Araia

Cristina Thomaz

Tradução / *Translation*

Ana Godward

Sandra Sciulli Vital

Revisão / *Revision*

Márcia Menin

Fotos / *Photos*

Puppin Fotógrafos

(fotos sem menção de crédito /

photos without credit)

Impressão / *Printing*

Takano Editora Gráfica

Capa / *Cover*

Impressa em Couché Reflex Matte 230g/m², da Cia. Suzano, produzido com recursos renováveis

Printed on Cia. Suzano's Couché Reflex Matte 230 gsm paper, produced with renewable resources

Capa revestida com laminação fosca de BOPP, produzido com Prolen®, o polipropileno da Polibrasil

Opaque laminated cover, with BOPP lamination, produced with Prolen®, Polibrasil polypropylene

Miolo / *Inside*

Impresso em Couché Reflex Matte 170g/m², da Cia. Suzano, produzido com recursos renováveis

Printed on Cia. Suzano's Couché Reflex Matte 170 gsm paper, produced with renewable resources

Demonstrações Financeiras/ Financial Statements

Impresso em papel Reciclato 120g/m², da Cia Suzano, produzido a partir de aparas pré e pós-consumo

Printed on Cia. Suzano's Reciclato 120 gsm paper, produced from paper scraps before and after consumption

Invólucro Plástico/ Plastic Packaging

Embalagem feita com Prolen®, o polipropileno da Polibrasil

Packaging made from Prolen®, Polibrasil polypropylene

Caixa/ Box

Estojo em Cartão TP Bulky 375g/m², da Cia. Suzano, produzido com recursos renováveis

Case of Cia. Suzano's Triplex paperboard TP Bulky 375 gsm, produced with renewable resources

Cia. Suzano de Papel e Celulose S/A

Ave. Brigadeiro Faria Lima, 1355 - 5° ao 12° andar

01452-919 - São Paulo/SP - Brazil

Tel.: (55-11) 3037-9000

www.suzano.com.br

Relatório de Gestão 2001
Suzano Petroquímica S.A.

MANAGEMENT REPORT 2001 SUZANO PETROQUÍMICA S.A.




TQ-01106
1905,1M



Petroflex: a primeira empresa petroquímica privatizada no Brasil

Petroflex: the first petrochemical company privatized in Brazil



Politeno, Pólo Petroquímico de Camaçari (BA)

Politeno, Pólo Petroquímico of Camaçari (BA)

DESEMPENHO DIFERENCIADO

Os desafios foram a tônica do ano de 2001, e toda empresa que nasce forjada por eles traz em si a força, a tenacidade e o espírito de vitória necessários para superá-los. A Suzano Petroquímica surgiu em meio à retração econômica global, agravada pelos ataques terroristas em Nova York. Resultado da cisão entre os negócios de papel e celulose e os de petroquímica, a nova companhia é uma resposta de transparência ao mercado, ao qual apresentou, com assertividade e agilidade, a determinação em obter um desempenho de alta performance diferenciado, empregando modelos de alta eficiência para gerar produtividade com responsabilidade.

Com importante participação acionária, por meio de suas controladas, na Rio Polímeros, Polibrasil, Politeno e Petroflex, a Suzano Petroquímica nasce com a missão – em parceria com renomados grupos petroquímicos nacionais e internacionais – de implementar dois projetos de grande impacto social e econômico, marcados por todas as características de diferenciação de qualidade desejadas pela empresa: o Pólo Gás-Químico do Rio de Janeiro, em Caxias (RJ), administrado pela Rio Polímeros, e a nova planta de polipropileno da Polibrasil, em Mauá (SP). Esses projetos foram elaborados considerando-se uma série de vantagens estratégicas, como o adequado equacionamento do suprimento de matéria-prima, a localização próxima ao mercado consumidor, a tecnologia mais moderna à disposição e a operação em escala mundial. Quando estiverem em operação, dentro de três anos a Rio Polímeros e já no final de 2002 a nova planta da Polibrasil, os dois projetos posicionarão a Suzano Petroquímica como uma das grandes empresas do setor petroquímico brasileiro e garantirão base sólida para seu crescimento.

A responsabilidade com seus profissionais, a sociedade e a natureza é prioridade da empresa. Diversas ações sucedem-se no esforço para fazer das unidades industriais das coligadas da Suzano Petroquímica modelos produtivos de melhor impacto às comunidades vizinhas, onde as pessoas se orgulhem de trabalhar.

Os resultados positivos de 2001 lastreiam a concretização das expectativas mais promissoras em relação à Suzano Petroquímica e sua consolidação como um dos destaques nacionais em sua área de atuação.

Armando Guedes
Diretor Superintendente

OPENING

A DISTINGUISHED PERFORMANCE

Challenges were the issue in 2001, and every company that has been shaped by them brings in itself the strength, tenacity and spirit of victory necessary to overcome them. Suzano Petroquímica arose in the middle of the global economic retraction, intensified by the terrorist attacks in New York. As a result of the split of the paper and pulp and the petrochemical businesses, the new company is an answer of transparency to the market, which was presented with its positivism and agility, determination to achieve a distinguished high performance using high efficiency models to generate productivity with responsibility.

With an important stock participation through its controlled companies, such as Rio Polímeros, Polibrasil, Politeno and Petroflex, Suzano Petroquímica has surged with the mission - in partnership with renown local and international petrochemical groups - of implementing two projects of large social and economical impact, marked by all the characteristics of a differentiated quality required by the company: the Pólo Gás-Químico (Gas-Chemical Centre) of Rio de Janeiro, in Caxias (RJ), administrated by Rio Polímeros, and the new plant of polypropylene of Polibrasil, in Mauá (SP). These projects were prepared considering a series of strategic advantages, such as the optimization of the raw material supply, the convenient location close to the consumer market, the most modern technology available and operations on worldwide scale. By the time they will be in full operation - within three years Rio Polímeros and already at the end of 2002, the new plant of Polibrasil - both projects will put Suzano Petroquímica as one of the largest companies in the Brazilian petrochemical sector and will guarantee a solid basis for its growth.

The responsibility with its professionals, the society and nature is the company's priority. Several actions have been taken in the effort to make the industrial units of Suzano Petroquímica's associated companies productive models with the best impact on the neighbouring communities, where people will be proud to work at.

The positive results of 2001 led to the most promising expectations for Suzano Petroquímica and its consolidation as one of the country's highlights in its area of operation.

Armando Guedes
Superintendent Director

SUZANO PETROQUÍMICA: MAIOR FLEXIBILIDADE E AUTONOMIA EM SUAS ATIVIDADES

Marcado por desafios de porte, o ano de 2001 testou a fundo a atividade petroquímica das empresas coligadas da Suzano Petroquímica. O racionamento do consumo de energia, a instabilidade cambial, as elevações nas taxas de juros, a retração econômica mundial – acentuada pelos atentados nos Estados Unidos – e a crise argentina ocuparam papéis importantes no cenário do período, mas os obstáculos que representavam foram superados com tenacidade e criatividade pelas empresas.

Em 26 de setembro – quando a economia mundial ainda procurava assimilar o ataque terrorista aos EUA –, a Cia. Suzano de Papel e Celulose anunciou uma medida ousada: a análise do processo de separação entre os ativos de petroquímica e os negócios de papel e celulose da Companhia, a fim de propiciar maior flexibilidade e autonomia ao gerenciamento de cada uma de suas atividades, bem como conferir maior transparência à condução dos negócios e permitir um melhor entendimento por parte dos investidores e do mercado em geral, dentro dos princípios que norteiam a boa governança corporativa.

Aprovado em novembro, esse processo levou à criação da Suzano Petroquímica S.A., que passou a deter participação acionária, por meio de sua controlada Suzano Química Ltda., na Polipropileno Participações S.A. (70,7%), Polibrasil Participações S.A. (50%), Petroflex Indústria e Comércio S.A. (20,1%), Rio Polímeros S.A. (33,3%) e Suzanopar Petroquímica Ltda. (100%) e, por meio de sua controlada SPP-Nemo S.A. Industrial e Comercial Exportadora, na Politeno Indústria e Comércio S.A. (30,7%).

A Suzano Petroquímica é responsável pela implantação de dois projetos de grande porte, que a posicionarão como uma das protagonistas do setor em nível nacional e garantirão base sólida para eu crescimento: o Pólo Gás-Químico do Rio de Janeiro, conduzido pela Rio Polímeros (com início de operações em 2005), e a construção de uma nova planta de polipropileno em Mauá (SP) da Polibrasil Resinas (a ser concluída no fim de 2002). Esses empreendimentos, feitos em parceria com proeminentes grupos petroquímicos nacionais e internacionais, contam com matérias-primas competitivas, escala mundial de produção, avançadas tecnologias de processamento e localização privilegiada em relação ao principal mercado consumidor do País, localizado na região Sudeste. Quando em operação, eles aumentarão em 715 mil toneladas/ano a atual capacidade de produção das empresas.

As dificuldades econômicas impostas ao longo de 2001, com retração na demanda brasileira e excesso de oferta de produtos petroquímicos no mercado mundial, provocaram redução da atividade no mercado petroquímico nacional, exceto na área de polipropileno. O aumento da competitividade dos produtos brasileiros, decorrente da desvalorização do real registrada no ano, não foi suficiente para estimular o crescimento das exportações de produtos petroquímicos no período. Apesar dessa conjuntura desfavorável, as empresas petroquímicas da Suzano envidaram grandes esforços e conseguiram contornar esse quadro adverso, concluindo o ano com bom desempenho – um sinal positivo para 2002, que, espera-se, será bem menos turbulento.

PRESENTATION

SUZANO PETROQUÍMICA: GREATER FLEXIBILITY AND AUTONOMY IN ITS ACTIVITIES

Marked by great challenges, 2001 deeply tested the petrochemical industry and Suzano Petroquímica's associated companies. The energy shortages, the currency instability, the increase of the interest rates, the world's economic retraction - enhanced by the attacks in the United States - and the Argentine crisis had important roles in the scenario of this period, but the obstacles they represented were overcome with tenacity and creativity by the companies.

On September the 26th, when the world economy was still trying to assimilate the terrorist attack in the USA, CIA Suzano de Papel e Celulose announced a courageous measure: the analysis of the separation process of the petrochemical assets and the paper and pulp businesses of the Company in order to provide a larger flexibility and autonomy to the management of each one of its activities, as well as giving a greater transparency on how the businesses are conducted allowing a better understanding to the investors and the market in general within the principles that guide a good corporative management.

Approved in November, this process led the creation of Suzano Petroquímica S.A., which became a shareholder through its controlled company Suzano Química Ltda., of Polipropileno Participações S.A. (70.7%), Polibrasil Participações S.A. (50%), Petroflex Indústria e Comércio S.A. (20.1%), Rio Polímeros S.A. (33.3%) and Suzanopar Petroquímica Ltd. (100%) and, through its controlled company SPP-Nemo S.A. Industrial e Comercial Exportadora, of Politeno Indústria e Comércio S.A. (30.7%).

Suzano Petroquímica is responsible for the implantation of two large projects, which puts it in a position as one of the strongest representatives of the sector in a local level and will guarantee a solid basis for its growth: the Pólo Gás-Químico of Rio de Janeiro, managed by Rio Polímeros (with operations beginning in 2005), and the construction of a new polypropylene plant in Mauá (SP) of Polibrasil Resinas (to be finished at the end of 2002). These enterprises, made in partnership with prominent local and international petrochemical groups, have competitive raw materials, global scale production, advanced processing technologies and privileged location in the main consumer market of the Country, located in the South-east region. When in operation, they will increase the present production capacity of the companies in 715 thousand tons/year.

The economical difficulties imposed during 2001, with the retraction in the Brazilian demand and excess in the offer of petrochemical products in the world market, caused a reduction in the local market activities, except in the polypropylene area. The increase of the competitiveness of Brazilian products, as a result of the devaluation of the Real registered during the year, was not enough to stimulate the growth of petrochemical product exports in the period. In spite of this unfavorable conjuncture, Suzano's petrochemical companies made great efforts and managed to overcome that adverse picture, finishing the year with a good performance - a positive signal for a 2002, which is expected to be a lot less turbulent.



Politeno: uma das maiores fabricantes de polietileno da América Latina

Politeno: one of the largest Latin-American manufacturers of polyethylene

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Primeira empresa a fabricar polipropileno na América Latina, a Polibrasil é também uma das líderes desse segmento no hemisfério sul. As três unidades industriais da empresa, em Mauá (SP), Duque de Caxias (RJ) e Camaçari (BA), possuem capacidade total instalada de produção de 450 mil toneladas/ano. Todas conquistaram as certificações ISO 9001 e ISO 14001. A empresa também controla a Policom, fabricante de compostos de polipropileno situada na Bahia, cuja capacidade instalada de produção é de 24 mil toneladas/ano.

Fundada em 1978, a Polibrasil tem seu controle acionário dividido igualmente entre Suzano Petroquímica e Basell – este último é o maior produtor mundial de polipropileno e líder de tecnologia nessa área. A empresa exporta para cerca de 40 países.

A nova unidade de produção de polipropileno em Mauá (SP), com capacidade de produção de 300 mil toneladas/ano, contará com moderna tecnologia de produção e entrará em operação em dezembro de 2002. O investimento total na nova fábrica e instalações adjacentes necessárias a sua operação soma US$ 215 milhões e conta com financiamento do BNDES, no valor de R$ 100 milhões, e do FMO, agência holandesa de desenvolvimento, com suporte do ABN Amro Bank, no montante de US$ 90 milhões. O restante do investimento está sendo suportado por aportes dos acionistas e por recursos próprios da Polibrasil. Com sua entrada em operação, a Polibrasil se dotará de uma das maiores linhas de produção de polipropileno do mundo, elevando sua capacidade de produção para 625 mil toneladas anuais de resinas de polipropileno.

Outros investimentos, em avaliação pela empresa e seus acionistas, poderão ampliar a capacidade instalada de produção em Duque de Caxias, das atuais 200 mil toneladas/ano para 240 mil toneladas/ano.


ARNO

ARQUIVO POLIBRASIL

Utilidades domésticas: produtos derivados do polipropileno da Polibrasil
Household appliances: Polibrasil's polypropylene by-products

The first company to manufacture polypropylene in Latin America, Polibrasil is also one of the leaders of this segment in the southern hemisphere. The three industrial units of the company, in Mauá (SP), Duque de Caxias (RJ) and Camaçari (BA), have a total production capacity of 450 thousand tons/year. All of them have got the ISO 9001 and ISO 14001 certifications. The company also controls Policom, manufacturer of polypropylene compounds located in Bahia, whose production capacity is 24 thousand tons/year.

Founded in 1978, Polibrasil has its shares divided equally between Suzano Petroquímica and Basell - the latter is the greatest world producer of polypropylene and the technology leader in that segment. The company exports to approximately 40 countries.

The new producing unit of polypropylene in Mauá (SP), with a production capacity of 300 thousand tons/year, will have modern production technology and will begin operations in December 2002. The total investment in the new plant and adjoining facilities necessary for its operation amounts to US$ 215 million and has the financing of BNDES, for the sum of R$ 100 million, and of the FMO's, a Dutch development agency, with the support of the ABN Amro Bank, with the sum of US$ 90 million. The remaining investment has come from contributions of the shareholders and from Polibrasil's own resources. With the beginning of its operation, Polibrasil will have one of the largest production lines of polypropylene in the world, increasing its production capacity to 625 thousand tons per year of polypropylene resins.

Other investments, by the company and its shareholders assessment, will allow the installed production capacity in Duque de Caxias to increase from its present 200 thousand tons/year to 240 thousand tons/year.

Product

The polypropylene is a versatile resin, used in industries such as the automotive, pharmaceutical, food, cosmetics and household appliances. The compound of that resin produced by Policom is used mainly in the electro-electronic, automotive and woodworking sectors.

The new unit of Mauá will produce a complete line of homopolymers, impact copolymers and random copolymers that will provide the company more quality, flexibility and capacity to meet the market's demand.

Business

The troubled year of 2001 did not stop the demand of polypropylene in the internal market to grow in relation to the previous year, mainly thanks to the film segment for the manufacturing of packaging for the

Produto

O polipropileno é uma resina versátil, utilizada em indústrias como a automobilística, a farmacêutica, a alimentícia, a cosmética e a de eletrodomésticos. O composto dessa resina produzido pela Policom tem emprego principalmente nos setores eletroeletrônico, automobilístico e moveleiro.

A nova unidade de Mauá produzirá uma linha completa de homopolímeros, copolímeros de impacto e copolímeros randômicos, que conferirá à empresa mais qualidade, flexibilidade e capacidade para atender à demanda do mercado.

Negócio

O conturbado ano de 2001 não impediu que a demanda de polipropileno no mercado interno crescesse em relação ao ano anterior, graças principalmente aos segmentos de filmes, para confecção de embalagens para as indústrias alimentícia e de cigarros, e de injeção, para fabricação de utilidades domésticas. A desvalorização do real favoreceu essa demanda, causando a substituição de vários produtos importados feitos com polipropileno.

A retração da economia norte-americana trouxe excesso de oferta e conseqüente queda de preço da resina no mercado externo. Mesmo assim, a Polibrasil conseguiu manter o mesmo patamar de exportação conquistado no ano anterior sem comprometer as margens de seu negócio.

Em 2001, a empresa obteve faturamento bruto de R$ 908,1 milhões e lucro líquido de R$ 21,6 milhões.

A construção da nova unidade de Mauá exigiu, ao longo do ano, investimentos da ordem de R$ 98 milhões. O projeto, que utiliza a moderna tecnologia de produção Spheripol®, da Basell, contará com matéria-prima fornecida pela Petroquímica União e pela Refinaria de Capuava, uma garantia de segurança logística no abastecimento de matéria-prima. Outros fatores relevantes na obra são a escala mundial de produção e a localização privilegiada, dentro do principal mercado consumidor de polipropileno do País.

A unidade de Duque de Caxias, cuja capacidade de produção é de 200 mil toneladas/ano, poderá ter em breve sua capacidade expandida em mais 40 mil toneladas/ano, investimento ora em avaliação pela empresa e seus acionistas.

food and cigarette industry, and the injection segment for the manufacturing of household appliances. The Real's devaluation favored this demand, causing the replacement of several imported products made with polypropylene.

The retraction of North America's economy brought an excess in the offer and consequently the fall of the prices of resin in the international market. Even so, Polibrasil managed to maintain the same exports level achieved in the previous year without compromising its business margins.

In 2001, the company obtained a gross sales of R$ 908.1 million and a net profit of R$ 21.6 million.

The construction of the new unit in Mauá required, throughout the year, investments of approximately R$ 98 million. The project, that uses the Basell's Spheripol® modern production technology, will have raw materials supplied by Petroquímica União and the Refinery of Capuava, a logistics guarantee in the supply of raw material. Other relevant factors of the project are the worldwide production capacity and the privileged location, within the main propylene consumer market of the Country.

The unit of Duque de Caxias with a production capacity of 200 thousand tons/year - can soon have its capacity expanded in more than 40 thousand tons/year, an investment now being evaluated by the company and its shareholders.



ARQUIVO POLIBRASIL

Polibrasil: exportação para mais de 40 países
Polibrasil: exports to over 40 countries

Meio Ambiente

A Polibrasil busca o constante aperfeiçoamento na área ambiental, presente não apenas nos esforços de prevenção, mas também na ação rápida em casos emergenciais, de modo a minimizar o dano ecológico. O tema é prioritário na análise de novas atividades e alteração de plantas e procedimentos.

Essa preocupação encontra eco na moderna tecnologia presente na nova planta de Mauá. Estarão em operação ali catalisadores altamente especializados e processos otimizados e ambientalmente limpos.



ARQUIVO POLIBRASIL

Relacionamento com os Clientes

Conhecida pelo alto nível de compromisso e seriedade no tratamento com os clientes, a Polibrasil tem como objetivo apoiar empresas de vários setores para que possam desenvolver aplicações com o versátil polipropileno. Nesse sentido, ela dispõe, em suas três unidades, de laboratórios e técnicos especializados, além de contar com a experiência e o apoio da Basell, líder em tecnologia no setor.

A nova planta de Mauá terá modernissimos e sofisticados sistemas de garantia de qualidade, que incluirão um avançado sistema de controle, com elevado índice de automação. As unidades de Duque de Caxias e Camaçari também se empenham na obtenção desse mesmo padrão, cuja tradução para os clientes sintetiza-se nas palavras qualidade, flexibilidade e consistência.



m patrocina o corredor Mário Haberfeld na Fórmula 3.000
sponsors the Formula 3000 race pilot Mário Haberfeld

Environment

Polibrasil has constantly been trying to improve itself in the environmental area, present not only in prevention efforts, but also in fast actions in emergency matters in order to minimize ecological damages. The issue is a priority in the analysis of new activities and changes of plants and procedures.

This concern has an eco in the modern technology present in the new plant of Mauá. Highly specialized catalysers and optimized and environmentally clean processes will be in operation there.

Relationship with Customers

Known by the high level of commitment and seriousness in treating customers, Polibrasil has as an objective to support companies of several different sectors so that they can develop applications with the versatile polypropylene. For this purpose, it has in its three units laboratories and specialized technicians, besides the experience and support of Basell, leader in technology in the sector.

The new plant of Mauá will have very modern and sophisticated reassured quality systems, which will include an advanced control system, with high automation level. The units of Duque de Caxias and Camaçari are also committed with the same standards, which are summarized and transmitted to the customers in the words quality, flexibility and consistency.

Localizada no Pólo Petroquímico de Camaçari (BA), a Politeno é uma das maiores fabricantes de polietilenos da América Latina. Suas plantas, ao lado da central de matérias-primas (Copene), possuem capacidade instalada de produção de 340 mil toneladas/ano e estão certificadas pelas normas ISO 9001 e 9002.

Fundada em 1974, a Politeno é comandada por quatro sócios: Suzano Petroquímica, Conepar e as japonesas Sumitomo e Itochu.

Por dois anos seguidos – 2000 e 2001 –, a empresa chegou à condição de finalista do Prêmio Nacional de Qualidade (PNQ), considerado o mais importante prêmio de reconhecimento aos esforços empreendidos na busca da excelência em qualidade no Brasil.

Produto

As resinas fabricadas pela Politeno são utilizadas na produção de itens tão variados quanto sacarias, filmes para embalagens, frascos, potes, garrafas, brinquedos, utensílios domésticos e espuma para solado de calçados. Elas estão subdivididas em seis famílias (cada família abrange um conjunto de resinas com características semelhantes e adequadas para os vários tipos de processamento, como filme, sopro e injeção), num total de 56 produtos. Muitos desses itens são elaborados sob medida para o cliente, respeitando as características dos equipamentos que irão processá-los e a aplicação final.

Negócio

Dois fatores foram marcantes no setor de polietilenos em 2001: a disputa acirrada no mercado nacional, motivada pelo declínio da demanda interna e pela pressão exercida tanto pelos produtores nacionais quanto pelos produtos importados, e a delicada situação econômica da Argentina, um dos principais destinos das exportações brasileiras.

A busca de alternativas comerciais e os esforços de vendas da empresa permitiram à Politeno atingir no período um patamar de vendas semelhante ao de 2000. O faturamento bruto em 2001 foi de R$ 849,7 milhões, com lucro líquido de R$ 48,4 milhões.



Finalista do Prêmio Nacional da Qualidade por dois anos
Finalist of the National Quality Award for two years in a row

POLITENO

Located in the Pólo Petroquímico of Camaçari (BA), Politeno is one of the largest manufacturers of polyethylenes in Latin America. Its plants, along with the center of raw materials (Copene), have an installed production capacity of 340 thousand tons/year and are certified by the standards ISO 9001 and 9002.

Founded in1974, Politeno is directed by four partners: Suzano Petroquímica, Conepar and the Japanese Sumitomo and Itochu.

For two following years - 2000 and 2001 -, the company reached the status of finalist of the Prêmio Nacional de Qualidade (PNQ) (National Quality Award), considered the most important Brazilian award in recognition of the efforts in quality excellence.

Product

The resins manufactured by Politeno are used in the production of many varied items such as bags, films for packaging, jars, pots, bottles, toys, household appliances and foam for the shoes sole. They are subdivided into six families (each family includes a set of resins with similar features and proper for the several processing types, such as film, blowing and injection), totalizing 56 products. Many of these items are custom made for the customer, according to the characteristics of the equipment that will process them and the final application.

Business

Two factors marked the polyethylene sector in 2001: the tough dispute in the local market, prompted by the decline in the internal demand and by the pressure exercised either by the local producers or by the imported products; and the delicate economical situation of Argentina, one of the main destinations of Brazilian exports.

The search for commercial alternatives and the sales efforts of the company allowed Politeno to reach in the period the same sales level as in 2000. The gross sales in 2001 were R$ 849.7 million, with a net profit of R$ 48.4 million.

Environment

Politeno strives with tenacity in the production with harmonised quality related to the environment, trying to spread a nature preservation culture amongst the collaborators, their family members and community.

Audited in 2001 for the ISO 14001 certification, the company takes part of the programs "Atuação Responsável" and "Plastivida" (Responsible Performance and Plastilife), of Abiquim (Brazilian Association of Chemical Industries), which respectively seek the continuous improvement of the environmental quality and the transmission to society of the manufactured plastics actual role and their interface with the environment.

Meio Ambiente

A Politeno se aplica com afinco na produção com qualidade harmonizada com o respeito ao meio ambiente, buscando disseminar uma cultura de preservação da natureza entre colaboradores, familiares e comunidade.

Auditada em 2001 para a certificação ISO 14001, a empresa participa dos programas Atuação Responsável e Plastivida, da Abiquim (Associação Brasileira de Indústrias Químicas), que buscam, respectivamente, a melhoria contínua da qualidade ambiental e a transmissão para a sociedade da correta percepção dos plásticos manufaturados e sua interface com o meio ambiente.

A Politeno oferece cursos de educação ambiental a seus colaboradores, familiares e comunidade, transmitindo conceitos de preservação da natureza, orientações sobre cidadania e legislação. Colabora também com o Programa Jogue Limpo com as Praias, do governo da Bahia, por meio da doação de sacos plásticos e coletores de lixo, e com os programas da prefeitura de Camaçari e de outras instituições, doando contêineres usados na coleta de lixo.

No âmbito interno, medidas como a pavimentação da área industrial, trocas de juntas do sistema de fluido térmico e revestimentos de tubulações de transferência de produtos colaboram para reduzir ou eliminar os riscos de vazamentos e o volume de ruídos na área industrial.

Relacionamento com Clientes

A implantação da norma ISO 9000, em 1994, levou a Politeno a padronizar seus processos e a fixar a cultura da melhoria contínua de suas atividades, procurando satisfazer os clientes com segurança, respeitar o meio ambiente e desenvolver seus colaboradores. A empresa também trabalha dentro de um plano de *customer intimacy*, que zela pela relação cliente-fornecedor por meio de visitas comerciais e técnicas, apoio técnico e produtos sob medida.

As atenções com a qualidade da produção estão presentes ainda no programa 5S e nos Círculos de Controle de Qualidade (CCQ), implantados em 1998 e que buscam resolver problemas de variados setores por meio do trabalho em equipe. Até dezembro de 2001, as medidas encaminhadas pelos CCQ possibilitaram um ganho anual de R$ 3 milhões.

Prêmios

Finalista do Prêmio Nacional de Qualidade (PNQ) 2001.

Prêmio Top 2001 – Revista *Petro & Química.*

Recursos Humanos

Atenta aos desafios da competitividade global, a Politeno esforça-se para ter em seus quadros colaboradores preparados para vencer obstáculos, proporcionando-lhes comodidade e bem-estar. Além da realização de pesquisas de clima organizacional, a empresa conta com o Programa Pró-Vida, instituído em

Politeno offers environmental education courses to their collaborators, their family members and the community, transmitting concepts of nature preservation, citizenship guidance and legislation. It also takes part in the Program "Jogue Limpo com as Praias" (Keep the Beaches Clean), of Bahia's government, donating plastic bags and garbage collectors, and with Camaçari's City Hall programs and those from other institutions, donating containers to be used in the garbage collection.

Internally, measures such as paving the industrial area, replacing the joints of the thermal fluid system and product transference pipe coatings help to reduce or eliminate the risk of leaks and the volume of noise in the industrial area.

Relationship with Customers

The implementation of ISO 9000 in 1994, made Politeno standardize its processes and establish a continuous improvement culture of its activities, ensuring its customers' satisfaction, as well as respect the environment and develop its collaborators. The company also works within a customer intimacy plan, which takes care of the customer-supplier relationship through commercial ant technical visits, technical support and custom made products.

The attention given to the production quality is also present in the 5S program and in the Quality Control Circles (CCQ) implanted in 1998, which seek to solve several sectors' problems through teamwork. Up to December 2001, the measures sent by the CCQ provided an annual gain of R$ 3 million.

Awards

Finalist of the Prêmio Nacional de Qualidade (PNQ) 2001.

Top 2001 Award - Petro & Química Magazine.

Human Resources

Paying attention to the global competitiveness challenges, Politeno strives to have in its staff collaborators prepared to overcome obstacles, providing them comfort and well being. In addition to the researches on organizational environment, the company has the "Pró-Vida" (Pro-life) Program, established in 1992 with the objective of promoting cultural and behavior changes in relation to quality, health, safety, occupational medicine, industrial hygiene and environment.

Established in 2001, the Management for Competence model seeks to develop and preserve the behavior and specific skills, both individual and of the group.

The company has a Career Plan, which takes into account responsibility, education and experience criteria, and it maintains, since 1995, the Profit Sharing Program, which, in 2001, yielded for each employee 3.65 additional salaries.

Politeno also tries to supply its collaborators with services and benefits in the health, education, private retirement insurance, food and social assistance sectors. The Projeto Ler o Mundo (Read the

1992 com o objetivo de levar a mudanças culturais e comportamentais em relação à qualidade, saúde, segurança, medicina ocupacional, higiene industrial e meio ambiente.

Instituído em 2001, o Modelo de Gestão por Competência busca desenvolver e preservar as competências comportamentais e de habilidades específicas, tanto de indivíduos quanto de grupos.

A empresa possui um Plano de Cargos e Salários, que leva em conta critérios de responsabilidade, formação e experiência, e mantém desde 1995 o Programa de Participação nos Resultados, que, em 2001, rendeu a cada funcionário 3,65 salários adicionais.

A Politeno também busca fornecer a seus colaboradores serviços e benefícios nos setores de saúde, educação, previdência privada, alimentação e assistência social. O Projeto Ler o Mundo, de 2001, busca ampliar a auto-estima de colaboradores de empresas terceirizadas por meio do aperfeiçoamento da comunicação via linguagem escrita.

Responsabilidade Social

A Politeno responde por diversos projetos que beneficiam a comunidade na qual está sediada. Os principais destaques estão no atendimento a crianças e adolescentes carentes, como o feito na Creche Esperança, de Camaçari, para dar formação educacional a 150 meninos e meninas. Como decorrência dessa ação, em que conta com a parceria de colaboradores e empresas terceirizadas, a Politeno criou o Projeto Geração Alto-Astral, que forma professores capazes de lidar com a educação e a motivação dos alunos e de seus familiares, e aplica o Programa de Capacitação de Gestores Sociais aos administradores da creche.

Outros itens relevantes foram a adoção de dois leitos no Hospital Martagão Gesteira, referência em pediatria na Bahia e que passa por sérias dificuldades financeiras, e a prestação de serviços à Creche Parafuso e à creche da Associação Hospitalar Protetora da Infância e Maternidade de Camaçari (AHPIC).

A Bahia concentra a maioria dos projetos comunitários, assistenciais e culturais da Politeno, feitos em parceria com clientes, prefeituras, organizações não-governamentais e entidades de classe. Mas a empresa não limita sua atuação a esse Estado. Em São Paulo, ela doa polietileno para a confecção de prótese mamária externa, num trabalho desenvolvido por grupos voluntários para o Hospital Pérola Byington.

Por meio da participação em entidades como o Comitê de Fomento Industrial, a Politeno também colabora em ações importantes, como o Programa de Incentivo à Educação, dedicado ao treinamento e reciclagem de professores da rede pública, e o Programa Ver de Dentro, que organiza visitas ao Pólo de Camaçari para professores, estudantes e líderes comunitários, entre outros.

World Proje[illegible] of 2001, has the objective to e[illegible] the self-esteem of the collab[illegible] third party companies [illegible] improving the communications via written language.

Social Re[illegible]ty

Politeno is responsible for various projects that benefit the community in which it is located. The main points are the care of underprivileged children and adolescents, as in Camaçari's Creche Esperança (Day Care) to educate 150 girls and boys. As the result of this action, in which it has the partnership of collaborators and third party companies, Politeno created the Projeto Geração Alto-Astral (Optimistic Generation Project), which trains teachers to be able to handle the education and motivation of the pupils and their families, and applies the Programa de Capacitação de Gestores Sociais (Capacitating Program for Social Managers) to the administrators of the day care.

Other relevant actions were the adoption of two beds in the Martagão Gesteira Hospital, reference in pediatrics in Bahia, which has been under serious financial difficulties, and the rendering of services to Parafuso and Camaçari's Associação Hospitalar Protetora da Infância e Maternidade (AHPIC) (Association for Protection of Children and Maternity) day care programs.

Bahia concentrates most of the community, assistance and cultural projects of Politeno, in partnership with customers, municipalities, non-governmental organizations and unions. But the company does not limit its actions in that State. In São Paulo, it donates polyethylene for the breast prosthesis manufacturing, in a work developed by voluntary groups for the Pérola Byington Hospital.

Through its participation in entities such as the Comitê de Fomento Industrial (Industrial Development Committee), Politeno also helps in important actions, such as the Programa de Incentivo à Educação (Education Incentive Program), dedicated to the training and recycling the teachers of public schools, and the Programa Ver de Dentro (See from Inside Program), which organizes visits to the Pólo of Camaçari for teachers, students and community leaders, amongst others.



A Politeno trabalha com respeito ao meio ambiente
Politeno operates respecting the environment



Resinas de polietileno produzem potes, brinquedos etc.
Polyethylene resins produce pots, toys, etc.

ARQUIVO PETROFLEX



iemayer assina a arquitetura da Petroflex...
emeyer is seen in Petroflex's architecture...



rdins do paisagista Burle Marx
rdens by the landscaper Burle Marx

Maior produtora de borrachas sintéticas da América Latina e sexta maior do mundo, a Petroflex detém hoje cerca de 78% do mercado brasileiro de elastômeros. Possui três unidades industriais – Duque de Caxias (RJ), Triunfo (RS) e Cabo (PE) –, certificadas pelas normas ISO 9002 e 14001, perfazendo uma capacidade instalada total de produção de 360 mil toneladas/ano. Exportações para mais de 50 países consomem cerca de 30% de sua produção.

Criada em 1962 pela Petrobras, a Petroflex foi a primeira empresa petroquímica privatizada no País, em 1992, pelo Programa Nacional de Desestatização. Suas controladoras são a Suzano Petroquímica, a Copene e a Unipar, que, juntas, possuem 50,4% do capital.

Nestes 10 anos de privatização, a Petroflex conseguiu melhorar todos os seus indicadores. Consolidou sua posição de liderança no mercado, aumentou sua produtividade, ampliou seu leque de produtos, investiu em novas tecnologias e implementou ações sociais e programas de proteção ao meio ambiente, entre outras realizações.

Para comemorar a data, foi criada uma nova marca, para mostrar aos clientes e ao mercado financeiro que agora a Petroflex é uma empresa mais moderna e transmite agilidade e flexibilidade. Uma campanha publicitária se encarregará de fixar a nova marca. Também foi lançado o novo site, incorporando as mudanças na identidade visual da empresa, e o livro *Petroflex, 10 Anos de Privatização*.

Produto

O principal produto fabricado pela Petroflex é a borracha de estireno-butadieno (SBR), consumida em especial por fabricantes de pneus, bandas para recauchutagem e calçados. A empresa tem-se empenhado na diversificação de produtos, com ênfase nos itens de maior valor agregado. O leque de produtos cresceu de 21 tipos de borracha, em 1992, para mais de 70, em 2001. Isso tem permitido o aumento da participação em outros mercados, como nos casos da borracha de polibutadieno (BR), borrachas nitrílicas (NBR), borrachas termoplásticas (TR) e polibutadieno líquido hidroxilado (PBLH).

PETROFLEX

The largest producer of synthetic rubbers in Latin America and the sixth largest in the world, Petroflex presently has approximately 78% of the Brazilian elastomer market. It has three industrial units - Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE) -, certified by the ISO 9002 and 14001 standards, totalizing an installed production capacity of 360 thousand tons/year. Exports to over 50 countries consume approximately 30% of its production.

Created in 1962 by Petrobras, Petroflex was the first petrochemical company privatized in the Country, in 1992, by the Programa Nacional de Desestatização (Privatization National Program). Its controllers are Suzano Petroquímica, Copene and Unipar, which together have 50.4% of the capital.

During these 10 years of privatization, Petroflex managed to improve all its numbers. It consolidated its position as a leader of the market, increased its productivity, enlarged its range of products, invested in new technologies and implemented social actions and environment protection programs, amongst others.

To celebrate the date, a new brand was created to show the customers and the financial market that now Petroflex is a more modern company, which transmits agility and flexibility. An advertising campaign will be responsible to establish the new brand. A new site also was launched, incorporating the changes in the company's visual identity and the book Petroflex, 10 Anos de Privatização (Petroflex, 10 Years of Privatization).

Product

The main product manufactured by Petroflex is the styrene-butadiene rubber (SBR), consumed mainly by manufacturers of tires, bands for recapping tires and shoes. The company has made efforts to diversify its products, emphasising the items of higher economic value addition. The range of products grew from 21 types of rubber, in 1992, to over 70, in 2001. This has prompted the company to increase its share in other markets, such as the ones of polybutadiene rubber (BR), nitrilic rubbers (NBR), thermoplastic rubbers (TR) and hydroxylated liquid polybutadiene (PBLH).

Business

The complex economical conjuncture of 2001 unavoidably affected the industries of the synthetic rubber sector. Therefore, in 2001 Petroflex sold 288 thousand tons of synthetic rubbers, 12% less than the 326 thousand marketed in the previous year. Through the efforts of the company to increase sales of good performance rubbers (with economic value addition greater than that of basic rubbers) and the exchange variation - since the price of the products tends to follow the international market - allowed the company to reach the end of the year with a gross sales of R$ 768.5 million, with a net profit of R$ 11 million.

In 2001, R$ 18.2 million was invested in the three plants. The main applications were in the facilities of the older units, of

Negócio

A complexa conjuntura econômica de 2001 afetou inevitavelmente as indústrias do setor de borracha sintética. Com isso, em 2001 a Petroflex vendeu 288 mil toneladas de borrachas sintéticas, 12% a menos do que as 326 mil comercializadas no ano anterior. Mesmo assim, os esforços da empresa na ampliação de vendas de borrachas de performance (com valor agregado maior que as básicas) e a variação cambial – uma vez que os preços dos produtos tendem a acompanhar o mercado internacional – permitiram que a Petroflex chegasse ao fim do ano exibindo um faturamento bruto de R$ 768,5 milhões, com lucro líquido de R$ 11 milhões.

Foram investidos em 2001 R$ 18,2 milhões nas três fábricas. As principais aplicações foram nas instalações das unidades mais antigas, de Duque de Caxias e Cabo, buscando aumentar a capacidade de produção, adaptá-las para a fabricação de novos produtos e melhorar a qualidade e a produtividade.

A Petroflex investiu ao longo dos últimos dez anos cerca de US$ 90 milhões visando a melhoria da qualidade e a diversificação de seus produtos, redução de custos de produção, aumento da eficiência operacional, dentre outros, e com isso tornou-se *benchmark* na indústria internacional de borracha sintética. Um importante indicador que reflete as melhorias alcançadas pela empresa é o índice de produtividade por colaborador: esse indicador subiu de 104 toneladas/empregado/ano em 1992 para 350 toneladas/empregado/ano em 2001.

Meio Ambiente

Em consonância com as exigências do mercado no que diz respeito à preservação do meio ambiente, a Petroflex transformou-se nos últimos anos num exemplo nacional nessa área. A empresa foi uma das primeiras no Brasil a obter a norma ISO 14001 para suas unidades industriais, em 1996. Essa certificação e a norma BS 8800 fundamentam seu sistema de gestão ambiental, implantado durante os últimos anos.

Além disso, a Petroflex estabeleceu diversos convênios com universidades e adotou tecnologias inovadoras no controle ambiental. Graças a elas, o volume de resíduos não tratados, que somava 39 mil toneladas em 1996, baixou para pouco mais de 2 mil toneladas em 2001 e deve ser eliminado em 2002. As áreas liberadas dos resíduos estão recebendo mudas de espécies nativas de manguezal, produzidas em viveiro da própria empresa.

A conversão das caldeiras de óleo combustível para gás natural está eliminando a poluição do ar por óxidos de enxofre. A fábrica de Duque de Caxias tem três caldeiras a gás, a primeira delas em operação desde junho de 2001 e a segunda desde novembro. A terceira está programada para funcionar no início de 2002.

Duque de Caxias and Cabo, trying to increase the production capacity, adapting them to manufacture the new products and improve the quality and productivity.

Petroflex invested throughout the last ten years approximately US$ 90 million in order to improve the quality and its products diversification, reduce production costs, increase operational efficiency, among others, and, thus became a benchmark in the international synthetic rubber industry. An important indicator, which reflects the improvements attained by the company, is the productivity per collaborator index: this indicator rose from 104 tons/employee/year in 1992 to 350 tons/employee/year in 2001.

Environment

In accordance with the demands of the market related to the preservation of the environment, Petroflex became in the last years a national example in that area. The company was one of the first in Brazil to get the ISO 14001 standard certification for its industrial units in 1996. This certification and the BS 8800 standard are the basis for its environmental management system implanted during the last years.

In addition, Petroflex established several agreements with universities and adopted innovating technologies in environmental control. Thanks to them, the volume of non-treated residues, which reached 39 thousand tons in 1996, decreased to a little more than 2 thousand tons in 2001 and shall be eliminated in 2002. The areas freed from residues are receiving scions of native mangrove species, produced in their own plant nursery.

The conversion of the fuel oil boilers to natural gas ones is eliminating the sulphur oxides air pollution. The plant of Duque de Caxias has three gas boilers, the first one in operation since June 2001 and the second one since November. The third one is expected to be working at the beginning of 2002.

Relationship with Customers

2001 was marked by the improvement in all Petroflex units' performance in relation to the product quality, thanks especially to the development of tailor-made products, manufactured especially to meet the requirements of the



Benchmarking na indústria internacional de borracha
Benchmarking in the international rubber industry



Relacionamento com Clientes

O ano de 2001 foi marcado pela melhora no desempenho de todas as unidades da Petroflex no quesito qualidade de produtos, graças sobretudo ao desenvolvimento de produtos *tailor-made*, elaborados especialmente para atender às necessidades do mercado. Houve também uma substancial queda relativa aos produtos fora de especificação comercial: de quase 5% na época da privatização, o índice baixou para 1%. O percentual aceito pelos padrões internacionais é de 2%.

Recursos Humanos

Aliando os resultados dos negócios da empresa à satisfação de seus colaboradores, a Gestão de Recursos Humanos da Petroflex introduziu em 2001 novos projetos e aperfeiçoou outros, sempre tendo como meta atrair, desenvolver e reter os melhores talentos.

Educação

A Petroflex promoveu seminários para gestores e outros profissionais, cujo temário incluiu negócios, *coaching*, negociação, senso de propriedade e urgência, imagem corporativa, estratégia, motivação, tomada de decisão e competências profissionais.

A implantação dos projetos Edumax e Dtcom, de educação a distância, tem como objetivo o desenvolvimento profissional e pessoal dos participantes. Outra novidade foram os treinamentos na área de gestão e estratégia, que permitiram aos colaboradores conciliar os horários de trabalho e estudo, a custo reduzido para a empresa.

O estabelecimento de convênios com algumas das mais conceituadas universidades do País favoreceu a seleção de estagiários com maior potencial, tanto no nível de graduação como no de pós-graduação.

Qualidade de Vida

Os programas de qualidade de vida apresentaram palestras abordando temas relacionados à saúde em geral, campanhas de vacinação e de doação de sangue. Ainda pensando no bem-estar dos colaboradores, a empresa inaugurou uma área de lazer, com jogos e espaço para leitura.

Responsabilidade Social

A Petroflex é responsável por vários projetos sociais nas comunidades onde estão suas unidades industriais. Eles abrangem áreas como educação, meio ambiente, saúde e geração de renda. A maioria desses projetos conta com suporte técnico de universidades, organizações não-governamentais e outras instituições.

market. There also was a substantial fall in the rates of products outside the commercial specification: nearly 5% at the time of privatization, the rate decreased to 1%. The percentage accepted by the international standards is 2%.


petroFLEX

Human Resources

Adding the results of the company's businesses to the satisfaction of its collaborators, Petroflex Human Resources Management introduced, in 2001, new projects and improved others, always having as a target to develop and maintain the best talented.

Education

Petroflex organized seminars for managers and other professionals. The subjects included business, coaching, negotiation, property and urgency sense, corporative image, strategy, motivation, decision making and professional competencies.

The implementation of the Edumax and Dtcom projects, for distance education, has as an objective the participants' professional and personal development. Another novelty was the trainings in the management and strategy area, which allowed the collaborators to conciliate the working and studying hours at a reduced cost for the company.

The establishment of agreements with some of the most reputed universities of the Country favored the selection of trainees with greater potential, either at under graduation or post-graduation level.

Life Quality

The life quality programs presented lectures covering matters related to health in general, vaccination and blood donation campaigns. Still thinking of the collaborators well being, the company opened a leisure area with games and reading rooms.

Social Responsibility

Petroflex is responsible for several social projects in the communities where its industrial units are located. They embrace areas such as education, environment, health and income opportunities. Most of these projects have the universities, non-governmental organizations and other institutions technical support.

SUZANO

PETROQUÍMICA

MANAGEMENT REPORT AND FINANCIAL STATEMENTS

Year ended December 31, 2001

SUZANO PETROQUÍMICA S.A.

MANAGEMENT REPORT

In the Relevant Fact widely released on September 26, 2001, the Board of Directors of COMPANHIA SUZANO DE PAPEL E CELULOSE informed the market that studies were being carried out regarding the convenience and opportunity of unifying into an independent company, organized as a publicly held company, the interest held in companies that operated in the petrochemical industry. The main objective of segregating the pulp and paper business from the interest in companies of the petrochemical sector was to achieve greater flexibility and management autonomy for each of Suzano's activities, and grant greater transparency to the conduction of business, thus allowing a better understanding on the part of the investors and the market in general, according to corporate governance principles.

In order to expedite the implementation of the decision to be made, on September 25, 2001, NemoFeffer S.A., the controlling shareholder of Companhia Suzano de Papel e Celulose, held a General Meeting and created a Company named Suzano Petroquímica S.A., in order to transfer to this company part of the assets of Companhia Suzano de Papel e Celulose represented by its interest in companies of the petrochemical industry.

That transfer was realized through the partial spin-off of Companhia Suzano de Papel e Celulose with the merger of the spun-off part by Suzano Petroquímica S.A., approved in General Meetings held on November 30, 2001 by both companies, by increase the capital stock of Suzano Petroquímica S.A. to R$ 794,382,910.44 through the issue of 97,374,458 common shares and 123,819,922 preferred shares to be distributed to the shareholders of spun-off company in same proportion of its equity in the capital stock of Companhia Suzano de Papel e Celulose.

Once the process was concluded, the Company became the holder, through companies wholly-owned by SPP-Nemo S.A. Industrial e Comercial Exportadora and Suzano Química Ltda., of the following interest in the total capital of the companies below:

Through SPP-Nemo S.A. Industrial e Comercial Exportadora	
Politeno Indústria e Comércio S.A.	30.7%
Through Suzano Química Ltda.	
Polipropileno Participações S.A.	70.7%
Polibrasil Participações S.A.	50.0%
Petroflex Indústria e Comércio S.A.	20.1%
Rio Polímeros S.A.	33.3%
Suzanopar Petroquímica Ltd.	100.0%

STRATEGIC POSITIONING

Suzano Petroquímica is implementing two important projects that will definitely place it on the forefront as one of the most important groups operating in the petrochemical field in the country, and constitute a solid basis for its continuous growth in the industry. Both the Gas-Chemical Complex in Rio de Janeiro, conducted by Rio Polímeros S.A., and the new polypropylene plant in Mauá (São Paulo) of Polibrasil Resinas S.A. are extremely attractive due to their utilization of competitive raw-materials, scale production, modern process technology and a privileged location in relation to the major Brazilian consumer market, the Southeast region. These two projects are being carried out through partnerships established by the Company with important national and international petrochemical groups, aiming at the shared and optimized management of the business. After the implementation of these projects, the capacity of the affiliates of Suzano Petroquímica will have an increase of 715 thousand tons/year, reaching the manufacture of 1,865 thousand tons/year of petrochemical products. The chart below shows the products and installed production capacities of the petrochemical companies that are affiliates of Suzano Petroquímica.

In thousand tons/year	Polibrasil (*)	Politeno	Petroflex	Rio(**) Polímeros	Total Capacity
Polyethylene		340		540	880
Polypropylene	625				625
Elastomers			360		360
TOTAL	**625**	**340**	**360**	**540**	**1,865**

(*) Includes new project (**) Project

The Management

SUBSIDIARY/AFFILIATED COMPANIES

During the year 2001, the national petrochemical industry, as well as other industrial segments, suffered the impact of the decrease in the economic activity occurred in the Country, due to the energy-saving program, the increase in the interest rates and exchange instability. According to data published by the Associação Brasileira da Indústria Química – ABIQUIM, (Brazilian Association of the Chemical Industry) between 2000 and 2001 there was a retraction in the domestic demand for thermoplastic resins, which includes polyethylene and polypropylene, among other products, each with its particular pattern of demand behavior. The thermoplastic resins produced by companies affiliated to Suzano Petroquímica are the polyethylene, by Politeno, and the polypropylene by Polibrasil Resinas. In 2001, while there was a retraction in the national demand for polyethylene, following the global trend for thermoplastic resins, there was an increase in the polypropylene demand, in comparison with the previous year. Another petrochemical segment where an affiliate of Suzano Petroquímica operates is that of synthetic rubbers, through Petroflex which also suffered a decrease in demand in 2001.

The international petrochemical market was also unfavorable to the activities of the industry, due to the high surplus of petrochemical products in the world and the decrease in demand in the main world markets. This scenario was further aggravated by the crisis in Argentina, an important business partner to Brazil, and by the terrorist attacks suffered by the USA on September 11, 2001 that extended the slowdown in the economy already experienced by that country. Within this context, the increased competitiveness of Brazilian products arising from the exchange devaluation, occurred in 2001, was not sufficient to stimulate the growth in the exports of petrochemical products in the period.

Despite this unfavorable conjuncture, the petrochemical companies affiliated

to the Company engaged in a great effort to overcome the adverse scenario shown in 2001, and achieved a good performance during the period.

SPP-Nemo S.A. Industrial e Comercial Exportadora
Politeno Indústria e Comércio S.A.

Located in Camaçari (BA) with a production capacity of 340 thousand tons/year, Politeno manufactures low density (PEBD), low density linear (PELBD) and high density (PEAD) polyethylenes used for the manufacture of bags, packaging films, containers, bottles, kitchenware and household items, in addition to the copolymer of ethylene-vinyl acetate (EVA), used for the manufacture of foam rubber for shoe soles and adhesives.
In 2001 there was very strong competition in the domestic polyethylene market, due to the weak internal demand for this resin, and the pressure of imported products caused by surplus inventories of the product worldwide. Another factor that contributed to the difficulties in the polyethylene market in 2001 was the crisis in Argentina, one of the major markets for domestic exporters of the resin, among which Politeno, that was forced to stop its exports to that country in the second semester of 2001, due to the increasing deterioration of the economic situation there. The company pursued other business alternatives that would meet its interests and, in spite of the retraction in the national demand, and all the conditions that were adverse to the accomplishment of business in the period, it managed to maintain a level of sales in 2001 equivalent to that of the previous year, without overly compromising the margins recorded for the fiscal year.
Politeno had gross sales of R$ 849,7 million in 2001 recording net income of R$ 48,4 million. The company distributed interim dividends for 2001 in the amount of R$ 15 million.
For the second consecutive year Politeno received recognition for its efforts in quality-related programs and was again shortlisted for the National Quality Prize (PNQ).

Suzano Química Ltda.
Rio Polímeros S.A.

Rio Polímeros is building the Gas-Chemical Complex of Rio de Janeiro near the Refinaria Duque de Caxias – REDUC, in the Municipality of Duque de Caxias (RJ); this comprises an ethane and propane pyrolisys unit – fractions of natural gas – to be extracted from natural gas, which will supply the polyethylene plant, with an installed production capacity of 520,000 tons/year of ethane and a high density (PEAD) low density (PEBD) and low density linear polyethylenes (PELBD) plants, with total installed manufacturing capacity of 540 thousand tons/year of polyethylenes. Its commercial operation is scheduled for the beginning of 2005 and it will be an important economic and development driver for the State of Rio de Janeiro.
The Gas-Chemical Complex of Rio de Janeiro will be a pioneer in Brazil in the use of natural gas fractions as raw material for the production of ethane, a basic product used in the petrochemical industry for the production of polyethylene, and it will be also the first integrated petrochemical project of the country having ethane and polyethylene plants located in the same area. A total investment of US$ 1,080 billion is planned, of which US$ 650 million should come from credit facilities granted by the BNDES, by the Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "Istituto per I Servizi Assicurativi del Commercio Estero" ("SACE"), an Italian export credit agency. The remaining US$ 430 million shall be invested by the shareholders of Suzano Química Ltda., União de Indústrias Petroquímicas S.A. – Unipar, Petrobras Química S/A – Petroquisa and BNDES Participações S.A. – BNDESPAR. Capital funding by the Rio Polímeros shareholders shall be proportional to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.
Some of the contracts for this project have already been signed, such as: (i) the engineering, construction and erection contract with the ABB Lummus/Snamprogetti Consortium; (ii) the ethane and propane supply agreement with Petrobras; (iii) the technology licensing agreement with Unipol, for production of polyethylene with Univation Technologies; and (iv) the documents that govern the corporate relations among the Rio Polímeros shareholders.
The list of documents required for implementation of the project was complemented by the signature of two major contracts in 2001: (1) the contract for the export of polyethylenes to the American trading company Vinmar that will buy 150 thousand tons/year of polyethylenes in the four first years of operation of Rio Polímeros, and 100 thousand tons/year in the six years following. This contract is considered by foreign lenders as an important hedge mechanism for the project, since it will generate revenues in dollars; and 2) the agreement for rendering packaging and shipping services with the Belgium company Katoen Natie, with large experience in similar operations in the international and Brazilian petrochemical industry.
During 2001 the structuring of the loan package for funding the Rio Polímeros venture was completed, a significant advance for the accomplishment of this project. The contracts and agreements required for release of the funds were prepared and discussed and on October 26, 2001, the loan agreements, the documents whereby the shareholders commit themselves to provide their part in the investment, and all other documents related to the procedures for release of funds, loan amortization and financial management of Rio Polímeros for the duration of the loan were properly executed. Lenders and investors should release the first installment of the funds in February 2002.
Relying on the actual progress already obtained in the project activities, the Rio Polímeros shareholders authorized the execution of various civil engineering services and site preparation; earthmoving work has already been completed in the area were the new plants of Rio Polímeros will be located. On November 15, 2001, the ABB Lummus/Snamprogetti Consortium was authorized to actually begin execution of the project and within forty (40) months as from that date, they should deliver the manufacturing plants, already operative, to Rio Polímeros.
In addition to the engineering work and earthmoving services, all other expenditures incurred, up to the end of 2001, were borne by and paid with the shareholders own capital, representing an investment in an amount equivalent to US$ 94.2 million, of which US$ 31.4 million correspond to the amount paid by Suzano Química.

Suzano Química Ltda.
Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.

Polibrasil Resinas manufactures polypropylene resins in three industrial units located in Duque de Caxias (RJ), Mauá (SP) and Camaçari (BA), with a total installed production capacity of 450 thousand tons/year. Polypropylene is largely used to make kitchenware and household items, parts for the car-

making industry and household appliances, in addition to packaging for the food, cosmetic and pharmaceutical industry. Furthermore, Polibrasil Resinas has a wholly-owned subsidiary, Polibrasil Compostos S.A., with installed production capacity of 24 thousand tons/year of polypropylene compounds, used in large scale by the car-making industry for making bumpers, internal dashboards and other items.

Among the thermoplastic resins, polypropylene was one of the few products for which there was an increase in the internal demand in 2001 compared to the year 2000. The segments that had a more significant growth in 2001 were that of packaging films for the food and tobacco industry and plastic injection for kitchenware and household items. It should be highlighted that in the segment of household items the market replaced with domestic products, the imported polypropylene items, mainly originated from the Asian countries, as a reaction to the devaluation of the Real.

In the external market, the retraction of the American economy had a domino effect on the international petrochemical industry, increasing inventories worldwide and pushing down the prices for the resin. Despite the highly competitive international market, Polibrasil was able to maintain, in 2001, a level of export sales equivalent to that of the previous year.

The gross sales of Polibrasil Resinas were R$ 908.1 million in 2001 recording net income of R$ 21.6 million.

The company is building a new polypropylene production unit in Mauá (SP), with a production capacity of 300 thousand tons/year, demanding total investments in the order of US$ 215 million; the new plant will use Spheripol® production technology owned by Basell, one of Polibrasil's shareholders, and a leading international company in the production of polypropylene. Raw material for the new plant will be supplied by Petroquímica União S.A. – PQU, and by Petrobras, from its Refinery in Capuava (RECAP), according to long-term supply agreements already executed. For the supply of raw material from RECAP a propane splitter unit is being built in that refinery.

One of the main features of this project, in addition to its world scale production, cutting-edge technology and its location in the major consumer market of the resin, is the fact that half of the raw material is supplied by a petrochemical complex (PQU) and the other half by an oil refinery (RECAP) which places it in an unique situation regarding the safety of supply logistics, allied to economic attractiveness.

All along the year 2001, together with Tecnimont and Promon, the companies contracted to build the new plant and the splitter, Polibrasil made a considerable work effort so that the plant may have its start-up in December 2002, according to the construction schedule.

For making the total investment of US$ 215 million, loans were obtained from BNDES, in the amount of R$ 100 million, and from ABN Amro Bank and FMO, a Dutch export credit agency, in the total amount of US$ 90 million; both loans were approved on the 22nd of May, 2001. During the year 2001, Polibrasil used an amount of approximately R$ 98 million from these credit facilities for development of the engineering design of the new plant and of the splitter.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

Petroflex is the largest manufacturer of synthetic rubber in Latin-America, detaining 78% of the Brazilian market of elastomers. It has three industrial plants located in Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE), with a total installed production capacity of 360 thousand tons/year. Its main product is the styrene-butadiene rubber (SBR) and its main consumers are the manufacturers of pneumatic tires, "camelbacks" (rubber bands for tire recapping) and shoe-makers. The company is increasing its array of products and its activities in other markets, such as the production of polybutadiene rubber (BR), nitrilic rubber (NBR), thermoplastic rubbers (TR), and hydroxylated liquid polybutadiene (PBLH) among other products.

In comparison with the year 2000 there was a decrease of 10% in the domestic demand for synthetic rubber in 2001 due to the same factors previously mentioned that caused the slowdown in the domestic economy during the year. Considering the relevant participation that Petroflex has in the Brazilian market, the retraction in the local demand caused a proportional decrease in the company's domestic sales in 2001. Performance of the external market during the period was not very good either, since the reduction in the economic activity of the United States resulted in a surplus of the product at world level.

Notwithstanding the decrease in the volume of the company's global sales in 2001, the devaluation of the Real contributed to improve the Revenues of Petroflex during the year, because the price of its products tend to accompany the international market where they are quoted in dollars. Thus, in 2001 Petroflex had gross sales of R$ 768.7 million, recording net income of R$ 11.0 million.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

This is a wholly-owned offshore company, merged by the spin-off Companhia Suzano de Papel e Celulose with investments in foreign currency, which are required to meet the obligations undertaken under the construction projects of Rio Polímeros and of the new unit of Polibrasil.

EQUITY SITUATION

The main investments in the Petrochemical area were:

- Allocation of R$ 31.8 million by Companhia Suzano de Papel e Celulose to Suzano Química during fiscal year 2001 until the date of the spin-off, that were directed to Rio Polímeros. After the spin-off, Suzano Petroquímica made investments through Suzano Química Ltda. of R$ 23.6 million in Polibrasil and R$ 17.2 million in Rio Polímeros.

STOCK MARKET

Since October 2001, the CVM – *Comissão de Valores Mobiliários* (Brazilian SEC) is analyzing the application for the registration of Suzano Petroquímica S.A. as a publicly held company. After this registration has been granted the shareholders of Companhia Suzano de Papel e Celulose shall receive shares of Suzano Petroquímica of the same type and class, and in the same proportion of their shares in Companhia Suzano de Papel e Celulose.

BALANCE SHEETS – DECEMBER 31, 2001

(In thousands of Reais – R$)

ASSETS

	Consolidated	Parent company
CURRENT ASSETS		
Cash and cash equivalents	217,850	7
Marketable securities	193,756	11,974
Trade accounts receivable	145,961	
Inventories	129,173	
Other debtors	13,870	294
Recoverable Taxes	61,106	
Deferred taxes	1,593	
Prepaid expenses	876	
	764,185	12,275
NONCURRENT ASSETS		
Related companies	27,264	51,549
Deferred taxes	56,516	
Recoverable Taxes	13,488	
Judicial Deposits	7,881	
Other debtors	15,904	
	121,053	51,549
PERMANENT ASSETS		
Investments	54,738	713,949
Property, plant and equipment	617,624	89
Deferred charges	289,247	
	961,609	714,038
	1,846,847	777,862

LIABILITIES

	Consolidated	Parent company
CURRENT LIABILITIES		
Trade accounts payable	62,208	
Loans and financings	121,761	14,212
Taxes payable other than on income	26,188	
Accrued salaries and payroll taxes	5,032	108
Other accounts payable	20,788	
Related parties	23,465	
Dividends payable	4,469	
Income and social contribution taxes	5,541	208
	269,452	14,528
NONCURRENT LIABILITIES		
Loans and financings	461,972	22,748
Taxes Payable	5,429	
Provision for contingencies	18,907	
Trade accounts payable	8,756	
Pension plan	12,692	
Other creditors	4,122	
	511,878	22,748
DEFERRED INCOME	32,595	
MINORITY INTERESTS	292,336	
SHAREHOLDERS' EQUITY		
Share capital	794,383	794,383
Accumulated loss	(53,797)	(53,797)
	740,586	740,586
	1,846,847	777,862

STATEMENTS OF INCOME
PERIOD FROM SEPTEMBER 25 (INCEPTION DATE) TO DECEMBER 31, 2001

(In thousands of Reais – R$ – except income per share)

	Consolidated	Parent company
Gross sales	409.699	–
Sales taxes	(96,669)	
Net sales and services	313,030	
Cost of products sold and services rendered	(250,005)	
Gross profit	63,025	
Selling expenses	(20,005)	
General and administrative expenses	(12,894)	(258)
Directors' fees	(1,137)	
Financial expenses	(61,046)	(495)
Financial income	4,649	1,389
Equity interest in subsidiaries and affiliates	1,605	(48,229)
Amortization of goodwill	(5,945)	
Other operating income	9,538	
Operating loss	(22,210)	(47,593)
Nonoperating expense	(2,107)	
Loss before taxes on income	(24,317)	(47,593)
Social contribution and income taxes	(13,296)	(208)
Loss before profit sharing	(37,613)	(47,801)
Employee profit sharing scheme	(1,679)	
Loss before minority interest	(39,292)	(47,801)
Minority interest	(7,826)	
Loss for the period	(47,118)	(47,801)
Loss per share – R$		(0.22)
Shares outstanding at year end		221,195,380

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
PERIOD FROM SEPTEMBER 25 (INCEPTION DATE) TO DECEMBER 31, 2001

(In thousands of Reais – R$)

	Share capital	Accumulated loss	Total
INCORPORATION ON SEPTEMBER 25, 2001	1	–	1
Capital increase based on spin-off Cia. Suzano de Papel e Celulose on November 30, 2001	794,382	–	794,382
Prior year adjustment			
Pension Plan (CVM 371)	–	(5,996)	(5,996)
Loss for the period	–	(47,801)	(47,801)
BALANCES AT DECEMBER 31, 2001	794,383	(53,797)	740,586

STATEMENTS OF CHANGES IN FINANCIAL POSITION
PERIOD FROM SEPTEMBER 25 (INCEPTION DATE) TO DECEMBER 31, 2001

(In thousands of Reais – R$)

	Consolidated	Parent company
SOURCES OF FUNDS		
From operations		
Loss for the period	(39,292)	(47,801)
Items not requiring (providing) working capital:		
Depreciation and amortization	18,115	2
Net book value of permanent assets disposed	1,091	
Deferred taxes	(1,095)	
Provision for contingencies	4,476	
Equity interest in subsidiaries and affiliates	(1,605)	48,229
Amortization of goodwill	5,945	
Dividends received	336	
Monetary variation of noncurrent assets and liabilities	(31,209)	
Income tax exemption	6,530	
Other expenses operating – net	(243)	
	(36,951)	430
From shareholders'		
Integralization of capital	1	1
Other sources		
Noncurrent loans	186,241	92
Decrease in noncurrent assets	22,181	45,745
Other	79	
	208,501	45,837
TOTAL SOURCES	171,551	46,268
APPLICATION OF FUNDS		
Additions to permanent assets		
Investments	955	45,745
Property, plant and equipment	54,610	
Deferred charges	8,662	
	64,227	45,745
Increase in noncurrent assets	33,890	18,928
Distribution of dividends	4,253	
Decrease in noncurrent loans	20,886	
Other	20	
TOTAL APPLICATIONS	123,276	64,673
Effect on working capital due to the spin-off of Cia Suzano de Papel e Celulose and subsidiaries mergers	(446,458)	(16,152)
INCREASE (DECREASE) IN WORKING CAPITAL	494,733	(2,253)
Current assets	764,185	12,275
Current liabilities	269,452	14,528

(in thousands of Reais – R$)

1 – OPERATIONS

The Company was formed on September 25, 2001 for the purpose of holding equity interests in several petrochemical companies.

2 – CORPORATE ASPECTS

The Management Board Meeting of November 13, 2001 approved the transfer to Suzano Petroquímica S.A. of the net assets related to the petrochemical activities resulting from the partial spin-off of Companhia Suzano Papel e Celulose. The net assets related to the petrochemical activities are comprised of direct and indirect investments in several companies operating in this industry. The valuation of the net assets was based on the carrying amounts stated in the accounting records of Companhia Suzano Papel e Celulose as at October 31, 2001 as described in the Protocol and Justification of Partial Spin-off of Companhia Suzano de Papel e Celulose dated November 13, 2001.

The Extraordinary General Shareholders' Meeting of November 30, 2001 approved the incorporation of the petrochemical net assets resulting from the partial spin-off from Companhia Suzano de Papel e Celulose in accordance with the basis and conditions contained in the aforementioned Protocol and Justification.

The net assets spun-off from Companhia Suzano de Papel e Celulose as at October 31, 2001, supported by an appraisal report issued by an independent appraiser and incorporated into the Suzano Petroquímica S.A., is summarized below:

ASSETS	
Current assets	
Cash and cash equivalents	30.000
Noncurrent Assets	
Related companies	12
Loan – Polipropileno Participações S.A.	9,661
Loan – Petroflex Indústria e Comércio S.A.	22,948
Advance for future capital increase – SPP-Nemo S.A. Indl. e Coml. Exp.	45,745
	78,366
Permanent assets	
Investments	
Suzano Química Ltda.	599,062
SPP-Nemo S.A. Industrial e Comercial Exportadora	116,689
Goodwill on SPP-Nemo S.A. Industrial e Comercial Exportadora	6,679
	722,430
Property plant and equipment	91
Total assets	830,887
LIABILITIES	
Current liabilities	
Financing investment Petroflex	9,648
Financing investment Politeno	4,201
	13,849
Noncurrent liabilities	
Financing investment Politeno	22,656
Total liabilities	36,505
RESULTING FROM THE SPIN-OFF	794,382

3 – FINANCIAL STATEMENTS

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

Description of significant accounting policies:

Foreign Currency – all assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of earnings;
Marketable securities – are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;
Allowance for doubtful debts – established on a basis considered sufficient to cover possible losses on the realization of accounts receivable;
Inventories – are valued at the lower of average cost of acquisition or production, which does not exceed market value;
Investments – In subsidiaries and affiliates companies were valued using the equity method, and other investments were valued at cost, less any provisions for losses;
Property, plant and equipment – is recorded at acquisition cost, formation or construction cost plus revaluation for certain assets. Depreciation is provided using the straight-line method at rates that take into account the estimated useful lives of the assets;
Deferred charges and goodwill – are recorded at cost and are amortized over a 10 year term; goodwill to amortize is based on future economic benefits and is amortized over a 10 year period;
Income and social contribution taxes – Income tax is calculated at the rate of 25% of adjusted taxable income, less small income relief. Social contribution tax is calculated at the rate of 9% (12% in January 2000) of adjusted book income. Deferred income and social contribution taxes were calculated on accumulated tax losses, on the negative basis for social contribution tax, and on temporary differences, and are classified under current assets, non-current assets and non-current liabilities;
Deferred income – refers to non-amortized discounts on acquisition of consolidated companies;
Translation method for foreign subsidiaries – the financial statements of foreign subsidiaries were translated from their domestic currency equivalent using the relevant exchange rate in effect at the balance sheet date. When applicable, accounting practices were adjusted to those of the parent company;
Recognition of inflation effects – The fixed assets and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

4 – CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Suzano Petroquimica S.A. and its direct and indirect subsidiaries, and of the subsidiaries as a group, as shown below:

	Direct and indirect subsidiaries		Joint controlled subsidiaries	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%		
Suzanopar Petroquímica Ltd.	100.00%	100.00%		
Polibrasil Participações S.A.			50.00%	50.00%
Polipropileno S.A.			97.32%	96.75%
Polibrasil Resinas S.A.			100.00%	100.00%
Polibrasil Compostos S.A.			100.00%	100.00%
Norcom Compostos Termo-plásticos do NE S.A.			100.00%	100.00%
Polipropileno Participações S.A.	75.21%	70.68%		
Nordeste Química S.A. – Norquisa			8.90%	10.93%
Copene-Petroquímica do NE S.A.			58.41%	23.06%
Petroflex Indústria e Comércio S.A.			20.14%	20.12%
Rio Polímeros S.A.			33.33%	33.33%
SPP-Nemo S.A. Industrial e Comercial Exportadora	100.00%	100.00%		
Politeno Indústria e Comércio S.A.			35.00%	30.71%
Politeno Empreendimentos Ltda.			99.99%	99.99%
Nordeste Química S.A. – Norquisa			12.47%	11.11%

Description of main consolidation procedures:

a) Elimination of inter company assets and liabilities account balances;

b) Elimination of investment in the subsidiaries' capital, reserves and appropriated retained earnings;

c) Elimination of inter company income and expense balances and unearned income arising from inter company transactions;

d) Identification of minority interests in the consolidated financial statements;

e) For the joint ventures, the elements making up their financial statements were grouped and eliminated (if applicable) from the consolidated financial statements in proportion to the parent company's interest.

A reconciliation of the loss for the year and shareholders' equity is presented below:

	Loss for the year	Shareholders' equity
Consolidated	(47,118)	740,586
Adjustments in shareholders' equity of subsidiaries/affiliates and others	(683)	
Parent company	(47,801)	740,586

5 – TRADE ACCOUNTS RECEIVABLE

Consolidated	
Domestic customers	167,331
Foreign customers	34,300
Advance on exchange contracts	(43,162)
Allowance for doubtful debts	(12,508)
	145,961

6 – INVENTORIES

Consolidated	
Finished goods	72,863
Work-in-progress	673
Raw materials	28,873
Maintenance and miscellaneous materials	26,764
	129,173

7 – DEFERRED TAXES

Deferred taxes were computed, mainly by subsidiaries, on temporary differences between the tax base for assets and liabilities and their respective financial statement values, tax losses carried forward and negative social contribution bases, calculated in accordance with Brazilian laws and regulations

The main components of the deferred tax balances are presented below:

	Suzano Química Ltda.	SPP-Nemo S.A. Indl. Coml. Exp.	Norquisa/ Copene	Polibrasil Participações S.A.	Total
Tax losses carried forward	6,735	26,764	3,890	7,434	44,823
Goodwill amortization			1,764		1,764
Provision for contingencies			4,671	4,702	9,373
Pension fund			1,975		1,975
Others			174		174
	6,735	26,764	12,474	12,136	58,109

8 - INVESTMENTS

Subsidiaries	PARENT COMPANY Suzano Química Ltda.	SPP-NEMO S.A. Indl. Coml. Exportadora	Total
Base date of the financial statements	31.12.01	31.12.01	
Ownership Interest	100.00%	100.00%	
Shareholders' equity	542,345	164,925	
Investment balance at spin-off date	599,062	116,689	715,751
Subscription		45,745	45,745
Prior year adjustments – pension fund	(5,592)	(405)	(5,997)
Equity interest	(51,125)	2,896	(48,229)
December 31, 2001	542,345	164,925	707,270
Goodwill		6,679	6,679
TOTAL	542,345	171,604	713,949

CONSOLIDATED	
Investiments valued at cost	
Petroquímica União S.A.	33,385
Other	21,353
	54,738

All related party financial statements were based on December 31, 2001 balances and examined by other independent auditors.

The consolidated statements of income and of changes in financial position refer to the period between the balance sheets dates that served for the merger by spin-off of Compania Suzano de Papel e Celulose and the year end financial statements, as presented below:

	Period	
Suzano Quimica Ltda.	01.11.01	31.12.01
Polibrasil Participações S.A.	01.10.01	31.12.01
Petroflex Indústria e Comércio S.A.	01.10.01	31.12.01
Polipropileno Participações S.A.	01.10.01	31.12.01
Rio Polímeros S.A.	01.11.01	31.12.01
Suzanopar Petroquimica Ltd.	01.11.01	31.12.01
SPP-NEMO S.A. Indl. Coml. Exportadora	01.11.01	31.12.01
Politeno Indústria e Comércio S.A.	01.10.01	31.12.01

For a better presentation of direct controlled subsidiaries Suzano Química S.A and SPP-NEMO S.A. Industrial e Comercial Exportadora, the changes of these investments and the financial statements of the related companies for the last 2 years, are presented below.

STATEMENT OF INVESTMENTS IN SUBSIDIARIES

	Suzano Química Ltda.					SPP-NEMO S.A. Indl. Coml. Exp.
	Polibrasil Participações S.A.	Petroflex Ind. Com. S.A.	Polipropileno Participações S.A.	Rio Polímeros S.A.	Suzanopar Petroquímica Ltd.	Politeno Ind. e Comércio S.A.
a) Ownership interest						
December 31, 2000						
voting capital	50.00%	20.14%	75.21%			35.00%
total capital	50.00%	20.12%	70.68%			30.71%
December 31, 2001						
voting capital	50.00%	20.14%	75.21%	33.33%	100.00%	35.00%
total capital	50.00%	20.12%	70.68%	33.33%	100.00%	30.71%
b) Information on subsidiaries/affiliates						
Adjusted shareholders' equity	282,269	101,215	35,688		290,187	381,892
Adjusted results for the period	16,724	10,979	(5,156)		237	47,240
c) Investments						
January 1st, 2000	108,903	26,336	28,260			
Purchase and subscriptions				17,544		114,233
Discount (goodwill)						15,695
Dividends						(6,997)
Equity interest	15,317	(3,320)	3,221			3,472
December 31, 2000	124,220	23,016	31,481	17,544	-	126,403
Purchase and subscriptions	9,796			49,002	378,994	
Investment Reduction					(35,180)	
Dividends						(13,232)
Prior Year Adjustments		(4,787)	(804)			(405)
Equity interest	7,118	2,135	(5,451)		(53,527)	21,484
December 31, 2001	141,134	20,364	25,226	66,546	290,287	134,250
Stock Market Price at BOVESPA (in thousand shares)						
31/12/2001 – PNA	–	100.00	–	–	–	–
26/12/2001 – PN	–	–	1.30	–	–	–
06/07/2001 – ON	–	–	–	–	–	4.00
26/12/2001 – PNA	–	–	–	–	–	10.50
28/12/2001 – PNB	–	–	–	–	–	7.05

THE BALANCE SHEETS AND STATEMENTS OF INCOME OF THE MAIN SUBSIDIARIES AND AFFILIATES ARE SHOWN BELOW:

	Polibrasil Participações consolidated		Petroflex consolidated		
	2001	2000	2001	2000	2001
ASSETS					
Current assets	269,113	205,688	213,218	228,122	135,821
Cash and cash equivalents	36,920	52,478	60,420	139,488	42,939
Trade accounts receivable	95,181	66,359	64,528	(7,780)	31,290
Inventories	104,214	66,798	74,422	76,522	32,044
Deferred taxes	24,648	14,806	9,014	16,516	24,555
Other assets	8,150	5,247	4,834	3,376	4,993
Noncurrent assets	21,326	19,211	10,387	17,500	41,046
Related companies					9,755
Deferred taxes	21,085	18,970	5,068	8,571	18,080
Other assets	241	241	5,319	8,929	13,211
Permanent assets	381,964	298,435	288,551	285,607	434,388
Investments	83,845	86,198	4,398	4,472	12,555
Property, plant and equipment	222,188	141,218	284,153	280,669	262,013
Deferred charges	75,931	71,019		466	159,820
Total	672,403	523,334	512,156	531,229	611,255
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities	112,774	103,549	160,230	193,762	105,599
Loans	38,142	46,028	87,675	138,138	49,720
Other liabilities	74,632	57,521	72,555	55,624	55,879
Noncurrent liabilities	241,894	136,568	250,711	223,070	262,514
Loans	186,953	108,426	109,880	120,975	237,571
Other liabilities	54,941	28,142	140,831	102,095	24,943
Deferred income	25,165	25,165			1,798
Minority interests	10,301	9,612			205,656
Shareholders' equity	282,269	248,440	101,215	114,397	35,688
Total	672,403	523,334	512,156	531,229	611,255
STATEMENTS OF INCOME					
Net sales and services	714,674	649,037	654,678	572,327	359,955
Cost of products sold	(598,671)	(527,389)	(539,945)	(490,522)	(303,273)
Gross profit	116,003	121,648	114,733	81,805	56,682
Operating expenses	(64,259)	(52,015)	(37,113)	(49,964)	(20,949)
Financial - net	(26,127)	(20,968)	(61,866)	(48,452)	(39,476)
Equity interest in affiliates					504
Operating income (loss)	25,617	48,665	15,754	(16,611)	(3,239)
Nonoperating income (expense)	134	(40)	1,936	(2,447)	(1,283)
Income tax	(8,466)	(17,381)	(5,419)		(2,020)
Employee profit sharing scheme			(1,292)		(172)
Minority interest	(561)	(1,073)			1,558
Net income (loss) for the year	16,724	30,171	10,979	(19,058)	(5,156)

lipropileno rticipações nsolidated	Rio Polímeros pre-operational		Politeno consolidated		Suzanopar Petroquímica Ltd.
2000	2001	2000	2001	2000	2001
137,006	30,029	12,438	394,623	361,180	290,319
80,753	27,428	11,865	67,832	129,296	290,152
25,314			159,173	137,631	
17,857			88,414	52,364	
5,334	2,595		67,830	29,304	
7,748	6	573	11,374	12,585	167
33,869	987	2,899	56,741	50,899	
4,864			9,918	4,812	
16,099			19,635	17,621	
12,906	987	2,899	27,188	28,466	
245,733	217,017	37,605	585,412	407,839	
11,364			18,594	17,378	
215,224	153,041	13,637	400,873	362,102	
19,145	63,976	23,968	165,945	28,359	
416,608	248,033	52,942	1,036,776	819,918	290,319
58,510	36,869	310	155,485	122,492	32
39,649			62,139	45,758	
18,861	36,869	310	93,346	76,734	32
118,073	11,525		275,363	139,594	
102,927			253,240	122,473	
15,146	11,525		22,123	17,121	
2,224			1,828	2,261	
193,263			209,099	196,499	
44,538	199,639	52,632	395,001	359,072	290,287
416,608	248,033	52,942	1,036,776	819,918	290,319
316,696			983,860	928,013	
(257,630)			(783,882)	(720,334)	
59,066			199,978	207,679	
(17,337)			(78,921)	(57,404)	(33)
(10,411)			(43,687)	(13,736)	270
(471)			513	(883)	
30,847			77,883	135,656	237
37			(1,291)	(2,773)	
(8,013)			(27,366)	(41,382)	
(1,005)			(3,571)	(3,486)	
(19,839)			1,584	(19,316)	
2,027			47,239	68,699	237

Related companies

Parent company	Assets: Current – Other debtors		Assets: Noncurrent – Advance for future capital increase
	Other debtors	loans	Advance for future capital increase
With consolidated companies			
Suzano Química Ltda.		12	15,520
Polipropileno Participações S.A.		12,359	
Petroflex Indústria e Comércio S.A.		23,658	
total		36,029	15,520
With non-consolidated companies			
Cia. Suzano de Papel e Celulose[1]	284		
TOTAL	284	36,029	15,520

1 The amount is related to the cash balance transferred in the spin-off Cia Suzano de Papel e Celulose

Consolidated	Assets – Current – Trade accounts receivable	Assets – Noncurrent – Loans	Liabilities – Current – Accounts payable
Parent company with non-consolidated companies	284	–	–
Non-consolidated portion of afilliates Petroflex Indústria e Comércio S.A.	–	14,138	–
Related parties in consolidated of afilliates	–	13,126	23,465
TOTAL	284	27,264	23,465

Principal loans made to affiliated companies

- Polipropileno Participações S.A. – R$ 12,359 – interest of 1% ao mês + IGPM.
- Petroflex Indústria e Comércio S.A. – R$ 23,658 – interest equal to 110% of the interbank deposit rate (CDI/CETIP).

9 - PROPERTY, PLANT AND EQUIPMENT

	Average annual depreciation rate	Consolidated	Parent company
Buildings	3.3% a 4%	100,334	–
Machinery and equipment	3.33% a 20%	758,940	–
Other fixed assets	10% a 20%	21,039	91
		880,313	91
Accumulated depreciation		(470,704)	(2)
		409,609	89
Construction-in-progress		164,884	–
Land		19,865	–
Other fixed assets		23,266	–
		617,624	89

10 – DEFERRED CHARGES

Consolidated	Technology	Pre-operating expenses	Goodwill	Other	Amortization	Total
Polibrasil Participações S.A.	43,657	32,808	7,057	1,939	(40,438)	45,023
Polipropileno Participações S.A.	–	135,685	135,859	–	(111,724)	159,820
Politeno Indústria e Comércio S.A.	–	66,555	46,947	–	(57,102)	56,400
Rio Polímeros S.A.	–	21,325	–	–	–	21,325
Suzano Petroquímica S.A.	–	–	6,679	–	–	6,679
	43,657	256,373	196,542	1,939	(209,264)	289,247

11 – LOANS

	Consolidated	Parent company		
	Total	Current	Noncurrent	Total
Investment financing	36,960	14,212	22,748	36,960
BNDES	24,451			
FINAME	2,011			
Debentures	89,845			
Foreign currency loans	265,187			
Other	165,279			
	583,733	14,212	22,748	36,960
Current assets	121,761	14,212		
Noncurrent assets	461,972		22,748	

The Company's principal loans and financing were contracted under the following terms and conditions:

R$ 9,849 relating to the purchase of privatization shares of Petroflex Indústria e Comércio S.A. accrues interest at 4.5% p.a. plus indexation according to the IGP-M (General Market Price Index), amortized in semi annual installments, maturing in 2002;

R$ 27,111 relating to the purchase of privatization shares of Politeno Indústria e Comércio S.A. accrues interest at 6.5% p.a. plus indexation according to the TR (Reference Rate) amortized in semi annual installments, maturing in 2006.

In addition to the parent company's liabilities, the principal loans and financing reported in the consolidated statements include loans and financing obtained by the following companies:

POLIBRASIL PARTICIPAÇÕES S.A./ POLIPROPILENO S.A./ POLIBRASIL RESINAS S.A.

Banco do Brasil – R$ 25,756 – Privatization program, IGPM + 6.5% p.a. – amortized in semi annual installments, maturing in 2006.

Financiamento (Spheripol/Splitter) – R$ 49,061 – resources obtained from BNDES (R$ 100 million) – TJLP + 5% p.a. and from FMO (Holland Development Bank) (US$ 90 milhões) – LIBOR + 4.2% p.a.

Baselltech USA Inc. – R$ 25,554 – supply of technology, exchange variation plus interest of 8% p.a., falling due in 2007.

Import financing – R$10,165 – Foreign exchange variation plus interest of 6.5% to 7.5% p.a.

POLITENO INDÚSTRIA E COMÉRCIO S.A./ NORQUISA/COPENE

Foreign currency – R$ 49,456 – variable interest rate from 0.3% to 4.85% p.a. over LIBOR or fixed interest rate of 3.25% to 10.875% p.a.;

Local currency – BNDES – R$ 24,451 – interest from 3% to 11% p.a.;

Foreign securities – Eurobonds – R$ 13,146 – foreign exchange variation + interest of 9% p.a.;

Debentures – R$ 18,880 – 1st series – interest rate of 110% of CDI amortized in semi annual installments begining at April, 2002 – 2nd series- IGPM + 13.25% p.a. interest with annual installments beginning at October, 2002. Both series mature by October 1st, 2006.

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

Local currency – R$ 9,132 – interest from10.6% to 13.3% p.a.

Advances on exchange contracts – R$ 14,285 – foreign exchange variation + 5.9% p.a.

Debentures
Foreign currency – R$ 3,528 – LIBOR plus interest of 1.5% p.a. maturing in 2004.

Local currency – R$ 12,801 – CDI + 1% p.a. maturing in 4 quarterly installments beginning March, 01, 2002.

POLIPROPILENO PARTICIPAÇÕES S.A. / NORQUISA / COPENE

Local currency – R$ 67,768 - fixed interest rate from 3% to 11% p.a. + price level restated.

Foreign currency – R$ 126,830 – variable interest rate from 0.625% to 4.85% p.a. over LIBOR and fixed interest rate from 7.91% to 10.875% p.a.;

Foreign securities – Eurobonds – R$ 38,043 – foreign exchange variation + interest of 9% p.a.

Debentures – R$ 54,636 – 1st series –110% of CDI interest with semi annual installments beggining April, 2002 – 2nd series- IGPM + 13.25% p.a. income with annual installments beginning October, 2002. Both series mature by October 1st, 2006.

Non-current financing and loans mature as follows:

	Consolidated	Parent Company
2003	78,299	5,687
2004	81,796	5,687
2005	70,826	5,687
2006 onwards	231,051	5,687
	461,972	22,748

12 – SHAREHOLDERS' EQUITY

Capital comprises 221.195.380 shares without par value, 97.375.446 common shares with voting rights and 123.819.934 preferred shares with no voting rights.

Until the registration as a public held company at the Securities and Exchange Commission (CVM) is obtained, the company's shares are traded together with the shares of Companhia Suzano de Papel e Celulose. Each share of Companhia Suzano de Papel e Celulose entitles the owner of receiving one share of the same type.

The Company's by-law establish a minimum dividend of 25%, calculated on adjusted net income for the year and the formation of a special reserve for the future increase in capital, amounting to 90% of the remaining value after the appropriation to the legal reserve and allocation of dividends, with the result of adequately securing operations and guaranteeing the continued distribution of dividends.

13 – PRIOR YEARS ADJUSTMENTS – Pension Plan (CVM 371)

As required by Deliberation CVM no 371, that approved Ibracon's NPC 26 – "accounting of employees benefits", the joint venture sponsor by Petrobras Social Security Fund – PETROS – have chosen to record on the year ending 2001 the actuarial deficit of the pension plan on accumulated losses denominated "Prior Year Adjustment – Pension Plan".

14 – FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at December 31, 2000 and what they represent differently in the financial statements are as follows:

Parent company and consolidated	Account balance	Market value
Loans and financing:		
in local currency	36.960	33.025

By December 31, 2001, Copene had swap contracts on the amount of US$ 92 million maturing between October 28 and December 23, 2001, with the objective of reducing the impact of eventual national currency devaluation over liabilities and obligations in dollars.

15 – INSURANCE COVERAGE

It is the policy of the Company and its subsidiaries to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, according to the advice of their insurance consultants.

16 – CONTINGENT LIABILITIES

Guarantees provided by the Company to its subsidiaries as at December 31, 2001, due to the spin off of Companhia Suzano de Papel e Celulose, are as follows (in process of regularization):

Petroflex Indústria e Comércio S.A.	
BNDES	11,638
Banco do Brasil – privatization Coperbo	3,326
	14,964

Politeno Indústria e Comércio S.A.	
IFC – plant modernization	4,758

Polibrasil Resinas S.A.	
Credit Line FMO	36,025
BNDES	13,038
	49,063
SUB-TOTAL	68,785

Guarantees provided by Suzano Petroquimica, after the spin-off.

Rio Polímeros S.A.	
Banco do Brasil	55,607
TOTAL	124,392

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Suzano Petroquímica S.A
São Paulo – SP

We have examined the balance sheet of Suzano Petroquímica S.A and the consolidated balance sheet of the Company and its subsidiaries for the period from September 25 (inception date) to December 31, 2001 and the related statements of income, changes in shareholders' equity and changes in financial position for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the subsidiaries Politeno Indústria e Comércio S.A and Polipropileno Participações S.A, which statements reflect total assets constituting 19.08% and 33.10% respectively, and 26.60% and 33.64% respectively of total revenues. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the report of the other auditors.

Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management as well as the presentation of the financial statements taken as a whole.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Suzano Petroquímica S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001, and the results of their operations, the changes in their shareholders' equity and changes in their financial position for the period then ended, in conformity with accounting principles derived from the Brazilian Corporation Law.

January 31, 2002.

KPMG Auditores Independentes
CRC-2SP014428/O-6

José Luiz Ribeiro de Carvalho
Contador CRC 1SP141128/O-2

OPINION OF THE AUDIT COMMITTEE

To the
Shareholders of
SUZANO PETROQUÍMICA S.A.,

The members of the AUDIT COMMITTEE of Suzano Petroquímica S.A., in a meeting held on this date and exercising the legal and statutory authority conferred upon them, have reviewed the Annual Management Report, the financial statements and consolidated financial statements for the fiscal year ended on December 31, 2001, together with Opinion issued by the Independent Accountants, "KPMG Auditores Independentes", dated January 31, 2002, stating that these documents are compliant with the legal requirements applicable and giving favorable recommendation for their approval.

São Paulo, February 5, 2002.

Luiz Augusto Marques Paes
Rubens Barletta
Mário Fernando Engelke

BOARD OF DIRECTORS

BORIS TABACOF
Chairman
AUGUSTO ESTEVES DE LIMA JUNIOR
Vice-Chairman
DAVID FEFFER
Member
DANIEL FEFFER
Member
JORGE FEFFER
Member
JOSE CARLOS PENTEADO MASAGÃO
Member

MANAGEMENT BOARD

DAVID FEFFER
President Director
DANIEL FEFFER
Vice-President Director
ARMANDO GUEDES COELHO
Superintendent Director
ADHEMAR MAGON
Director and Investor Relations Director

ORLANDO DE SOUZA DIAS
General Controlling Manager – CRC-1-SP048141/0-3

EURIDES ALVES PEREIRA
Accountant CRC 1SP089057/O-7

Manegement Report printed on Reciclato, Cia. Suzano's 100% recycled offset, manufactured with pre and post consumption shavings. Part of the profit from the sale of this product is given to the social and environmental projects of the Ecofuturo Institute, ONG created by Cia. Suzano in order to promote the sustainable development of Brazil (5/2002).

SUZANO
PETROQUÍMICA

RELATÓRIO DE GESTÃO / *MANAGEMENT REPORT*

SUZANO PETROQUÍMICA S.A.

Coordenação / *Coordination*

Vice-presidência Corporativa /

Corporative Vice-presidency

Realização / *Realization*

Gabarito de Marketing Editorial

Editores / *Editors*

Ana Luiza Guimaro

Leonel Prata

Projeto Gráfico / *Graphic Design*

Idéia & Imagem Comunicação Visual

Textos / *Writing*

Eduardo Araia

Cristina Thomaz

Tradução / *Translation*

Ana Godward

Sandra Sciulli Vital

Revisão / *Revision*

Márcia Menin

Fotos / *Photos*

Puppin Fotógrafos

(fotos sem menção de crédito /

photos without credit)

Impressão / *Printing*

Takano Editora Gráfica

Capa / *Cover*

Impressa em Couché Reflex Matte 230g/m², da Cia. Suzano, produzido com recursos renováveis.

Printed on Cia. Suzano's Couché Reflex Matte 230 gsm paper, produced with renewable resources

Capa revestida com laminação fosca de BOPP, produzido com Prolen®, o polipropileno da Polibrasil

Opaque laminated cover, with BOPP lamination, produced with Prolen®, Polibrasil polypropylene

Miolo / *Inside*

Impresso em Couché Reflex Matte 170g/m², da Cia. Suzano, produzido com recursos renováveis

Printed on Cia. Suzano's Couché Reflex Matte 170 gsm paper, produced with renewable resources

Demonstrações Financeiras / *Financial Statements*

Impresso em papel Reciclato 120g/m², da Cia Suzano, produzido a partir de aparas pré e pós-consumo

Printed on Cia. Suzano's Reciclato 120 gsm paper, produced from paper scraps before and after consumption

Invólucro Plástico / *Plastic Packaging*

Embalagem feita com Prolen®, o polipropileno da Polibrasil

Packaging made from Prolen®, Polibrasil polypropylene

Caixa / *Box*

Estojo em Cartão TP Bulky 375g/m², da Cia. Suzano, produzido com recursos renováveis.

Case of Cia. Suzano's Triplex paperboard TP Bulky 375 gsm, produced with renewable resources

Rio Polímeros S/A

Rua Sete de Setembro, 54 - 5° andar

20050-000 - Rio de Janeiro/ RJ - Brasil

Tel.: (55-21) 2524-1814

www.riopolimeros.com.br

Polibrasil Resinas S/A

Av. Dr. Chucri Zaidan, 80 - 11° andar - bloco C

04583-110 - São Paulo/SP - Brasil

Tel.: (55-11) 3345-5900

www.polibrasil.com.br

Politeno Indústria e Comércio S/A

Rua Tenente Negrão, 140 - 2° andar

04530-030 - São Paulo/SP - Brasil

Tel.: (55-11) 3704-6900

www.politeno.com.br

Petroflex Indústria e Comércio S/A

Rua Marumbi, 600

25221-000 - Duque de Caxias/ RJ - Brasil

Tel.: (55-21) 2677-1241

www.petroflex.com.br

Balanço Social 2001
Empresas Suzano

SOCIAL REPORT 2001 SUZANO'S COMPANIES







Crianças da Fazenda Cachoeira, Bairro do Alegre, Paraibuna (SP)

Children from Cachoeira farm, Bairro do Alegre, Paraibuna (SP)



Oficina de artesanato do Centro Cultural Golfinho: apoio Bahia Sul Celulose
Handicrafts center at Centro Cultural Golfinho: Bahia Sul Celulose's support

QUANDO UM OLHAR VERDADEIRO SE UNE A UM DESEJO PELA VIDA, NASCE UMA AÇÃO QUE GERA TRANSFORMAÇÃO

Declarado pela ONU como o Ano Internacional do Voluntariado, 2001 revelou-se um capítulo à parte na história da responsabilidade social. De uma forma muito especial, pessoas e comunidades experimentaram a força do protagonismo individual e local.
Inspirados por pequenos e significativos gestos, aos poucos todos aprendem a incorporar o respeito à diversidade como elemento fundamental na construção de um mundo sem preconceitos e sem exclusão.
Aprender parece ser o verbo. Aprender a aprender; aprender a ouvir o outro de verdade, percebendo e respeitando outros pontos de vista; aprender a agradecer, reconhecendo erros, ou desculpar-se em tempo real; aprender o significado da amizade; aprender a compartilhar.

Aprender que somos parte integrante de um mesmo organismo vivo, a Terra, e que cada decisão e atitude compromete nosso destino. Inexoráveis são as conseqüências de nossas decisões. Não a vida. A vida é uma imensa possibilidade pela qual somos, cada um de nós, os únicos responsáveis.
Nas empresas da Suzano, um olhar diferenciado e uma atitude responsável diante da vida, aliada a suas competências básicas, constituem o insumo essencial na promoção de um modelo de desenvolvimento econômico diferenciado. Diante dos fatos e com ações concretas, as empresas coligadas à Suzano fazem, cotidianamente, a sua parte, abrindo novas perspectivas de futuro, estimulando o resgate de valores humanistas essenciais.

David Feffer
Presidente

Daniel Feffer
Vice-presidente Corporativo

OPENING

WHEN A TRUTHFUL LOOK JOINS A DESIRE FOR LIFE, AN ACTION THAT GENERATES TRANSFORMATION IS BORN

Declared by the UN as the International Year of Volunteers, 2001 seemed to be a unique chapter in the history of social responsibility. In a very special way, people and communities experienced the strength of individual and local leadership.
Inspired by small but meaningful gestures, little by little everyone has learned to incorporate the respect to diversity as a key element in the making of a world with no prejudice and no exclusion.
To learn seems to be the verb. Learning to learn; learning to really listen to the others, realizing and respecting other points of view; learning to express gratitude, seeing one's mistakes, or to apologize in real time; learning the meaning of friendship; learning to share.

Learning that we are part of the same living organism, the Earth, and every decision and attitude compromises our destiny. The consequences of our decisions are inexorable. Not life. Life is an enormous possibility for which we are the only responsible.
In the Suzano companies, a unique look and a responsible attitude before life, allied to basic skills, constitute the essential input to promote a distinct economic development model. In face of the facts and with concrete actions, the companies associated to Suzano, daily perform their part, opening new perspectives for the future, encouraging the rescue of essential humanistic values.

David Feffer
President

Daniel Feffer
Corporative Vice-president

VALORES COMPARTILHADOS

PESSOAS

Limites ambientais, fronteiras culturais e sociais, religiosidade, novos modelos de desenvolvimento. Em um cenário globalizado, o entendimento de mundo, a necessidade de autoconhecimento, de reconhecer e respeitar a diversidade são questões fundamentais na formação de pessoas e de uma sociedade que busca um novo jeito de ser, comprometida com valores humanistas. Assim acontece nas empresas da Suzano.

RECURSOS NATURAIS

As decisões de produção e consumo das empresas da Suzano estão baseadas em um ideal ecologicamente correto, em uma visão integrada entre homem e natureza. Com esse ideal em mente, a Suzano promove um modelo de desenvolvimento que emprega tecnologia de última geração para aperfeiçoar e ampliar sua atuação em bases sustentáveis, introduzindo e aperfeiçoando soluções importantes para uma política ambiental de resultados.

ÉTICA

As relações estabelecidas com os colaboradores, mercado e sociedade devem estar baseadas em valores explícitos, compartilhados e empenhados na promoção de resultados mutuamente satisfatórios. Nas empresas da Suzano, respeito e transparência permeiam uma relação responsável e sensível aos interesses de todos os stakeholders da marca, lastreada na certeza de que os fins não justificam os meios.

COMUNICAÇÃO

A capacidade de comunicação verbal e escrita distingue o ser humano dos outros animais. Uma competência que permite a difusão de idéias, princípios e experiências, capazes de estimular, ao mesmo tempo, o correto entendimento e a pronta adesão. As empresas da Suzano têm como princípio corporativo cultivar a transparência no estabelecimento e consolidação de parcerias, ajudando no traçado de um mundo onde a tolerância inibe o conflito. A certeza de que a comunicação aberta e direta é um instrumento indispensável para a motivação e o desenvolvimento de um ambiente acolhedor, que privilegia a participação e o espírito cooperativo, permeia todas as estruturas.

SHARED VALUES

PEOPLE

Environmental limits, cultural and social frontiers, religiosity, new development models. In a globalized scenery, the world understanding, the need of self-knowledge, of recognizing and respecting diversity are fundamental issues in the formation of people and of a society that seeks for a new way of being, committed with humanistic values. This is what happens in the Suzano companies.

NATURAL RESOURCES

Suzano companies' decisions concerning production and consumption are based on an ecologically correct ideal, on a vision integrating man and nature. With this ideal in mind, Suzano promotes a development model that uses state of art technology to improve and expand its activities on sustainable basis, introducing and improving important solutions for an environmental policy with results.

ETHICS

Relationship established with collaborators, market and society must be based on explicit values, shared and pledged in promoting mutually satisfactory results. In the Suzano companies, respect and transparency are part of a responsible relationship aware of the interests of all stakeholders of the brand, based on the certainty that the end does not justify the means.

COMMUNICATION

Oral and writing communication capacity distinguishes the human being from the other animals. It is a skill that allows spreading ideas, principles and experiences, capable of encouraging, at the same time, the correct understanding and the prompt adhesion. The Suzano companies' corporative principle is to cultivate transparency in establishing and consolidating partnerships, helping to trace a world where tolerance inhibits conflict. The certainty that an open and direct communication is an indispensable instrument to motivate a welcoming environment development, which favours participation and cooperative spirit, is found in all the structures.



Fazenda Sertão dos Freires da Cia. Suzano, Bertioga (SP)

Cia. Suzano's Sertão dos Freires farm, Bertioga (SP)

PAPEL E CELULOSE

CRESCIMENTO EM BASES SUSTENTÁVEIS

A Cia. Suzano de Papel e Celulose, com 77 anos, e a Bahia Sul Celulose, com 10 anos de atuação, estão hoje sob a mesma gestão, que denominamos Gestão Unificada. Apesar de independentes, estão mais comprometidas do que nunca.

As empresas têm em comum o mesmo "DNA empresarial", pois a Bahia Sul nasceu como um projeto de Max Feffer, diretor-presidente da Companhia até fevereiro de 2001, quando inesperadamente faleceu, não sem antes ter concretizado o sonho de assumir, definitivamente, o controle acionário da empresa que havia idealizado em parceria com a Vale do Rio Doce.

Portanto, nada mais natural do que encontrar nas páginas seguintes atitudes convergentes, somando pessoas conscientes de seu papel na tarefa de multiplicar ações concretas, perpetuando a missão das empresas: continuar promovendo o crescimento em bases sustentáveis.

Seguindo essa filosofia, Cia. Suzano e Bahia Sul destacam-se no cenário internacional, sintonizadas com as demandas de nosso tempo, da comunidade, empenhadas na construção de uma sociedade mais justa, a partir da prática de princípios éticos e crença inabalável no valor das pessoas.

Aqui, Cia. Suzano e Bahia Sul revelam mais do que os números de seus balanços social e ambiental de 2001, mas o comprometimento das pessoas que viabilizam o dia-a-dia das empresas, perpetuando nossa visão de mundo.

Murilo Passos
Diretor Superintendente

PAPER AND PULP

GROWTH ON SUSTAINABLE BASIS

Cia. Suzano de Papel e Celulose, 77 years old, and Bahia Sul Celulose, with 10 years of operation, today are under the same management, named Unified Management. In spite of being independent of each other, they are more committed than ever.

The companies have in common the same "corporative DNA", since Bahia Sul was born as a project of Max Feffer, the Company's director-president up to February, 2001, when he unexpectedly died, but having gone through with his plans of assuming, definitively, the share control of the company that he had idealized in partnership with Vale do Rio Doce.

Therefore, there is nothing more natural than finding out in the following pages converging attitudes, bringing together people aware of their role in the task of multiplying concrete activities, perpetuating the companies' mission: to continue promoting growth on sustainable basis.

Following this philosophy, Cia. Suzano and Bahia Sul stood out in the international scenery, tuned in the demands of our time, of the community, striving to build a fairer society, by practicing ethical principles and adamant belief in the value of people.

Here, Cia. Suzano and Bahia Sul do not show only the numbers of their 2001 social and environmental statements, but also the commitment of those who make the companies' daily routine possible, perpetuating our vision of the world.

Murilo Passos
Director-Superintendent

PETROQUÍMICA
GESTÃO COMPARTILHADA COM PARCEIROS DE RENOME

Nascida no primeiro ano do século 21, a Suzano Petroquímica mostra em suas propostas a firme intenção de colocar-se na vanguarda de seu setor em termos nacionais. Elas abrangem, numa delicada composição, a transparência, o crescimento solidamente estruturado, dentro de um sistema de desenvolvimento sustentável e de uma gestão compartilhada com parceiros de renome na área petroquímica, o emprego do que há de mais moderno em matéria de tecnologia e a busca dos resultados mais rentáveis para os acionistas.

Essas características permeiam as empresas nas quais a Suzano Petroquímica detém participação acionária - a Rio Polímeros, a Polibrasil, a Politeno e a Petroflex -, tanto nas unidades já em funcionamento quanto nos ambiciosos projetos em execução: o Pólo Gás-Químico do Rio de Janeiro, em Caxias (RJ), conduzido pela Rio Polímeros, e a nova planta de polipropileno da Polibrasil, em Mauá (SP). A elaboração destes últimos, aliás, buscou exatamente fazer de tais unidades modelos de atuação econômica, social e ambiental, com impacto totalmente positivo nas regiões onde estão sendo instaladas.

A correta prática da responsabilidade social é um dos motivos de orgulho da Suzano Petroquímica, e 2001 foi um ano repleto de feitos nessa área. Ações voltadas para colaboradores, fornecedores, clientes, comunidades e natureza multiplicaram-se, espalhando benefícios que ajudam a mudar para melhor a vida do indivíduo, da família, da comunidade e da região. A entrada em funcionamento das novas unidades vai ampliar muito esse potencial transformador que a empresa possui.

O presente balanço social e ambiental apresenta informações e dados numéricos que permitem avaliar o desempenho da Suzano Petroquímica nessas áreas ao longo de 2001.

São realizações importantes, que nos servem de estímulo para aperfeiçoar e ampliar cada vez mais nossa atuação.

Armando Guedes
Diretor Superintendente

PETROCHEMICALS
MANAGEMENT SHARED WITH RENOWNED PARTNERS

Born in the first year of the 21st century, Suzano Petroquímica shows in its proposals the firm intention of becoming the leader in its sector in local terms. They include, in a delicate composition, transparency, solidly structured growth, within a sustainable development system and a management shared with renowned partners in the petrochemical area, use of the most modern technology and search for more profitable results for the shareholders.

Those characteristics are found out throughout the companies in which Suzano Petroquimica has shares – Rio Polímeros, Polibrasil, Politeno and Petroflex –, both in the operating units as well as in the ambitious ongoing projects: Pólo Gás-Químico (Gas-Chemical Centre) of Rio de Janeiro, in Caxias (RJ), conducted by Rio Polímeros, and the new Polibrasil polypropylene plant, in Mauá (SP). As a matter of fact, the aim of these two projects preparation was exactly to make, from such units, models of economic, social and environmental activities, with a total positive impact on the regions where they are being installed.

Social responsibility properly applied is one of the reasons for Suzano Petroquímica to be proud of, and 2001 was full of achievements in that area. Activities directed towards collaborators, suppliers, customers, communities and nature multiplied, spreading benefits that have helped improving the life of persons, family, community and region. When they start operating, these new units will really expand the company's transforming potential.

This social and environmental report presents information and numerical data that allow us to evaluate Suzano Petroquimica's performance in these areas during 2001.

They are important achievements, encouraging us to keep improving and expanding our activities even more.

Armando Guedes
Director Superintendent

CIA. SUZANO DE PAPEL E CELULOSE



Fábrica B, Suzano (SP)

Plant B, Suzano (SP)

Inovação e Pioneirismo

A Cia. Suzano de Papel e Celulose, fundada há 77 anos, é a maior fabricante integrada de papel e celulose de eucalipto do País e uma das principais da América Latina. Com duas unidades de produção no município de Suzano (SP), a empresa registrou, em 2001, receita líquida de R$ 730,4 milhões, gerando 3.454 empregos. Inovadora e pioneira, a Cia. Suzano é responsável por significativas mudanças de processo e práticas no setor de papel e celulose. Ao desenvolver a celulose de eucalipto, em 1954, de forma pioneira no mundo, a empresa contribuiu para criar um novo modelo de produção, baseado em florestas comerciais, reduzindo a pressão sobre as matas nativas. A iniciativa possibilitou ao Brasil, em menos de duas décadas, passar de importador a exportador de celulose de eucalipto.

Na área ambiental, a Companhia também inovou ao eliminar o cloro elementar do processo de branqueamento da celulose, conquistando um diferencial de competitividade entre as empresas nacionais já em 1991.

Em 2001, a Cia. Suzano iniciou um novo projeto de modernização, orçado em R$ 100 milhões, dos quais 30% destinados à busca de excelência ambiental.

A Companhia também reforça seu traço de pioneirismo na área social. Foi a primeira no setor a criar uma ONG: o Instituto Ecofuturo. Desde 1999, essa entidade atua, a partir de parcerias, na promoção do desenvolvimento sustentável no País.

Com o compromisso de consolidar-se como importante player mundial no setor de papel e celulose, a Cia. Suzano adquiriu, em 2001, a participação da Vale do Rio Doce, da qual já era sócia, na Bahia Sul Celulose, empresa fabricante de papel e celulose, localizada no extremo sul da Bahia.

Em setembro do ano passado, a Suzano surpreendeu o mercado nacional, investindo em mais uma aquisição, agora fora do Brasil: a Portucel, principal empresa portuguesa do setor, da qual detém, junto com o grupo português Sonae, 29% de participação.

Ainda alinhada ao objetivo de buscar transparência administrativa aos negócios, a Suzano fortaleceu, em 2001, o modelo de gestão profissional, com um conselho administrativo formado por um número maior de consultores, valorizando, assim, os princípios da boa governança corporativa e da ética empresarial.

Innovator and Pioneer

Cia. Suzano de Papel e Celulose, founded 77 years ago, is the country's largest integrated manufacturer of eucalyptus paper and pulp and one of the main ones in Latin America. With two production units in Suzano county (SP), the company registered, in 2001, a R$ 730.4 million net income, generating 3,454 jobs. Innovator and pioneer, Cia. Suzano is responsible for significant process and practices changes in paper e pulp sector. In 1954, when it developed eucalyptus pulp, a worldwide pioneer, the company contributed to create a new production model, based on commercial forests, reducing the pressure on the native forest. This activity allowed Brazil to change from importer to exporter of eucalyptus pulp, in less than two decades.

In the environmental area, the Company also innovated by eliminating elemental chlorine from pulp bleaching process, attaining a competitiveness differential in relation to local companies, already in 1991.

In 2001, Cia. Suzano began a new modernization project, budgeted at R$ 100 million, 30 % of which destined to searching for environmental excellence.

The Company also reinforces its pioneer trait in the social area. It was the first, in the sector, to create an NGO: the Ecofuturo Institute. Since 1999, that entity has worked, through partnerships, in promoting the Country's sustainable development.

In 2002, with the commitment of consolidating itself as an important world player in the paper and pulp sector, Cia. Suzano acquired shares of Vale do Rio Doce, of which it has already been a partner, in Bahia Sul Celulose, paper and pulp manufacturer, located in South Bahia .

In September of 2001, Suzano surprised the local market, by investing in another acquisition, this time in another country: Portucel, the main Portuguese company of the sector, of which it holds, together with the Portuguese Sonae group, 29% of the shares.

In 2001, still with the objective of seeking businesses administrative transparency, Suzano strengthened the professional management model, with an administrative board formed by a larger number of consultants, thus, emphasizing the principles of good corporative leadership and corporative ethics.

Indicadores Ambientais



Ativo de 178 mil hectares da Cia. Suzano: reflorestamento e preservação em 5 estados
Cia. Suzano's 178 mil hectare assets: reforestation and preservation in 5 States

Meio ambiente: um meio de existir

O compromisso da empresa é produzir papel e celulose com o mínimo de geração de resíduos e o menor impacto possível sobre os recursos naturais e o meio ambiente. Um compromisso iniciado no campo, com o cultivo de eucalipto, passando pela área industrial e chegando até a comunidade. O papel da Suzano envolve a extração da celulose e a fabricação do papel, aliando tecnologia, talento e competências em benefício da preservação e conservação dos ecossistemas onde atua e da valorização das pessoas.

A gestão florestal, responsabilidade da Divisão de Recursos Naturais da empresa, tem na natureza as principais respostas para as demandas de soluções no plantio de eucalipto. Essa observação constante, esse olhar diferenciado sobre a atividade florestal revela práticas também diferenciadas e inovadoras e constitui caminho vital na conservação de um importante patrimônio: a natureza.

Com um ativo florestal formado por 178 mil hectares, dos quais 85 mil de áreas plantadas e 93 mil de infra-estrutura, a Cia. Suzano mantém atividades de reflorestamento em cinco Estados: Minas Gerais, São Paulo, Espírito Santo, Maranhão e Bahia. No Estado de São Paulo, a empresa tem 84 mil hectares de áreas em 28 municípios, dos quais 50 mil hectares de florestas plantadas.

Environmental indicators

Environment: a way of existing

The company's commitment is to produce paper and pulp with waste minimum amount and the smallest impact possible on natural resources and environment. A commitment that begins in the rural area, planting eucalyptus, goes through the industrial area and ending at the community. Suzano's role involves the extraction of pulp and paper manufacture, allying technology, talent and skills in the benefit of ecosystems preservation and conservation where it carries out activities and of people valorization.

The forest management, responsibility of the company's Natural Resources Division, has found out in nature the main answers for the demands concerning eucalyptus planting solutions. This constant observation, this unique view of forest activity, shows also unique and innovating practices that are vital in preserving an important asset: nature.

With a forest asset formed by 178 thousand hectares, 85 thousand of which are planted areas and 93 thousand are infrastructure, Cia. Suzano has maintained reforesting activities in five States: Minas Gerais, São Paulo, Espírito Santo, Maranhão and Bahia. In the State of São Paulo, the company has a 84 thousand hectare area spread in 28 counties, 50 thousand of which are planted forests.

Today, the company reinforces its environmental practices by adopting the management model recommended by ISO 14001, whose certification should occur by 2003, together with other systems that certify its environmental practices efficiency throughout the years.

Forest Development Booklet
Florestal

To share knowledge, technologies and practices that ally productivity with environmental preservation among small rural eucalyptus products.
Objective of creating the Forest Development Booklet.


FOMENTO
FLORESTAL

Environmental performance in industrial units

Suzano's environmental control program in industrial area is based on two points: productive process control and effluent treatment. During de 2001, R$ 10.4 million was invested in environmental improvements.

In the productive process, the company uses the most modern technology to guarantee the waste generation least amount, including liquids, and those that cannot be held or recycled in the process itself are sent to the removal high efficiency treatment station.

The effluent treatment has a modern system, which has been updated throughout the years, due to the technological advance and the greater environmental protection awareness.

Hoje, a empresa fortalece suas práticas ambientais ao adotar o modelo de gestão preconizado pela ISO 14001, cuja certificação deverá acontecer até 2003, conjugando outros sistemas que atestem a eficácia de suas práticas ambientais ao longo dos anos.

Cartilha de Fomento Florestal

Objetivo: compartilhar conhecimento, tecnologias e práticas que aliam produtividade com conservação ambiental entre pequenos produtores rurais de eucalipto.

Desempenho ambiental nas unidades industriais

O programa de controle ambiental da Suzano na área industrial baseia-se em dois pontos: controle do processo produtivo e tratamento de efluentes. Durante o ano de 2001, foram investidos R$ 10,4 milhões em melhorias ambientais.

No processo produtivo a empresa utiliza a mais moderna tecnologia para assegurar a menor geração possível de resíduos, inclusive líquidos, e aqueles que não podem ser retidos ou reciclados no próprio processo são encaminhados à estação de tratamento de alta eficiência de remoção.

O tratamento de efluentes conta com um moderno sistema que vem sendo atualizado ao longo dos anos, em função do avanço da tecnologia e da maior consciência de proteção ambiental.

Com resultados finais de qualidade de efluentes líquidos iguais ou inferiores aos padrões mais restritivos do mundo, a Cia. Suzano implantou, em 1986, um extenso programa de controle ambiental que contemplou a completa reformulação de sua Estação de Tratamento de Efluentes Líquidos, a qual possui gradeamento para retirada de sólidos grosseiros, decantação para remoção de sólidos suspensos e tratamento biológico em lagoas aeradas para remoção de matéria orgânica biodegradável.

Ao adotar, já em 1991, de forma pioneira, o processo de branqueamento da celulose ECF (Elemental Chlorine Free), livre de cloro elementar, reduzindo os compostos organoclorados no efluente final, a Suzano contribuiu para o salto do setor também na área ambiental.

Resíduos sólidos viram telha

A empresa Eterbras, que produzia telhas de fibrocimento, usava aparas de jornais como enchimento, carga ou complemento volumétrico. Agora, após análises, o material foi substituído pelo resíduo sólido da Companhia, cujas características propiciam a fabricação de telhas a um custo menor. É mais uma demonstração de que a Suzano se preocupa com o meio ambiente ao privilegiar alternativas racionais e ecologicamente corretas para a destinação de seus resíduos.

In 1986, Cia Suzano, with liquid effluent quality final results equal or lower than the most restrictive standards worldwide, implanted an extensive environmental control program that planned a total reformulation of its Liquid Effluent Treatment Plant, which has grating to remove gross solids, decantation to remove non-settleable solids and biological treatment in aerated lagoons to remove biodegradable organic matter.

When, already in 1991, it was the pioneer in adopting the ECF (Elemental Chlorine Free) pulp bleaching process, reducing the organochlorinated compounds in the final effluent, Suzano contributed towards a large improvement in the environmental area as well.

Solid Wastes Become Tiles

The Eterbras company, which used to produce fibrocement tiles, used newspaper scraps as filling, load or volumetric complement. Now, after analyses, the material was replaced by solid waste from the Company, whose characteristics allow a lower cost tile manufacture. It proves once more that the Company is concerned about the environment by favouring rational and ecologically correct alternatives for waste destination.



Estação de tratamento de efluentes líquidos da Cia. Suzano: padrão mundial de controle ambiental
Cia. Suzano's liquid effluents treatment station: environmental control with international standards

Gestão estratégica e governança corporativa

Com base nos princípios da boa governança corporativa, a Suzano fortaleceu, em 2001, a gestão estratégica dos negócios com a formação de um conselho administrativo, mais atuante e profissional, reforçando a transparência administrativa.

Tecnologia e talento a serviço da excelência empresarial. Com essa proposta, a Companhia se consolida no setor produtivo nacional como uma empresa moderna, voltada para o futuro, mas com ações concretas no presente.

Uma ferramenta importante no processo de gestão estratégica da Suzano é o BSC - Balanced Scorecard, desenvolvido há cerca de três anos, com o objetivo de mapear e gerenciar todos os processos da empresa. O BSC, desenvolvido de forma pioneira pela Cia. Suzano, tornou-se referência na área.



Tratamento biológico para remoção de matéria orgânica, Suzano (SP)
Biological treatment for organic matter removal, Suzano (SP)

Strategic management and corporative administration

Based on the principles of a good corporative administration, in 2001, Suzano strengthened the business strategic management by creating a more active and professional administrative board, reinforcing the administrative transparency.

Technology and talent at the service of corporative excellence. With this proposal, Cia. Suzano has consolidated itself in the local productive sector as a modern company, directed towards the future, but with concrete actions in the present.

An important tool in Suzano's strategic management process is the BSC – Balanced Score Card, developed about three years ago, with the objective of tracing and managing all the company's processes. First developed by Cia. Suzano, the BSC has become a reference in the area.

Indicadores Sociais

As pessoas fazem a diferença

Toda atividade está baseada no empenho e desempenho de indivíduos, com diversas experiências de vida. Logo, propor ações de parceria e reconhecimento demanda um olhar atento e amplo sobre necessidades e expectativas.

Essa forma de pensar baseia todos os programas realizados para o público interno, desenvolvidos a partir de ampla pesquisa e concebidos para atender a suas expectativas, do ponto de vista profissional e pessoal, individual e familiar.

Participação nos Resultados (PPR)

O Programa de Participação nos Resultados (PPR) é uma das formas que a Companhia encontrou de valorizar o empenho individual e das equipes no atingimento das metas e dos objetivos traçados para o ano. Em 2001, o PPR distribuiu aos colaboradores da Suzano cerca de R$ 10,3 milhões.

Programas internos

No ano de 2001, a área de Recursos Humanos realizou 20 programas internos, focados na questão da integração Suzano Bahia Sul e aperfeiçoamento profissional. Ao todo, foram mais de 20 mil horas de treinamento destinadas a 7.978 colaboradores. O investimento total em treinamento no ano foi de R$ 1,5 milhão.

Novos Talentos 2001

No ano de 2001, 6.071 estudantes se inscreveram no Programa de Estágio Novos Talentos, vindos de cursos de Marketing, Jornalismo, Administração, Psicologia, Ciências da Computação, Engenharias, Química e Contabilidade, entre outros. Desse total, 26 foram contratados pela Companhia.

Programa Suzano de Qualidade de Vida

Denominado "Viva em Boa Cia.", o programa foi criado para atender a princípios de valorização do ser humano, norteado pela Pesquisa de Clima Organizacional e pelo perfil de saúde e estilo de vida de seus profissionais. O programa potencializa ações de promoção da saúde, da segurança e do bem-estar das pessoas.



ARQUIVO SUZANO

Mais de 6 mil estudantes inscritos no Programa de Estágios
More than 6 thousand students registered in the Training Program

Suzano premia desempenho escolar

Lançado em maio de 2000, o programa Estudar é Crescer concluiu, em março de 2001, sua primeira premiação. O saldo foi positivo: 76% dos 1.946 estudantes inscritos receberam cheques nos valores de R$ 300 e R$ 200, totalizando R$ 380 mil. O programa foi criado para estimular o desempenho escolar dos filhos dos profissionais da Suzano.

Social Indicators

People make the difference

All activity is based on the effort and performance of people, with different experiences of life. Therefore, to propose partnership and recognition requires an attentive and wide study of necessities and expectations.

This way of thinking is based on all programs carried out for the internal audience, developed from extensive research and conceived to meet their expectations, from professional and personal, individual and familiar points of view.

Participação nos Resultados (PPR)

The Programa de Participação de Resultados (PPR) – a profit sharing program - is one of the ways used by the Company to value individual and team efforts in achieving targets and objectives set for the year. In 2001, the PPR distributed to Suzano's collaborators approximately R$ 10.3 million.

Internal Programs

In 2001, the Human Resources area carried out 20 internal programs, focused on Suzano Bahia Sul integration issue and professional improvement. As a whole, there were more than 20 thousand hours of training destined to 7,978 collaborators. The total investment in training for the year was R$ 1.5 million.

New Talents 2001

In 2001, 6,071 students coming from many courses, such as Marketing, Journalism, Administration, Psychology, IT, Engineering, Chemistry and Accounting, applied for the New Talent Trainee Program. The Company hired 26 persons among them.

Suzano's Life Quality Program

Called "Viva em Boa Cia."(Live in Good Company), the program was created to meet the principium of valuing the human being, guided by the Organizational Environment Research and by the life style and health profile of its professionals. The program emphasizes activities to promote people's health, safety and well-being.

Suzano awards school performance

Launched in May, 2000, the program Estudar É Crescer (To Study is To Grow) granted its first award in March, 2001. The balance was positive: 76% of the 1,946 registered students received checks of R$ 300 and R$ 200, totalizing R$ 380 thousand. The program was created to encourage school performance of Suzano professionals' children.

Coral Suzano

Desde junho de 1999, um grupo de funcionários vem dedicando tempo, talento e voz para levar ao público um espetáculo de qualidade. Com 72 participantes de diversas áreas da empresa, o coral transformou-se em instrumento de integração também com a comunidade, extrapolando, assim, a meta inicial.

Com repertório diversificado, mesclando MPB com músicas estrangeiras, populares e eruditas, além de temas de cinema e clássicos, o Coral Suzano já fez apresentações em diversos eventos, como o Encontro de Corais Fundap e a abertura do Festival de Inverno de Campos do Jordão, entre outros. Só no ano de 2001, foram 18 apresentações.



Alimentação solidária: desperdício zero
Handling food with responsibility: zero waste

Alimentação solidária

No início de 2001, foi identificado desperdício de alimentos nos restaurantes da empresa na ordem de 27%. Um trabalho intenso de otimização no preparo da alimentação gerou uma economia de 13%. A partir de então, tomou forma o Programa Contra o Desperdício de Alimento, resultando no comprometimento de todos para combater o problema. O índice atual de desperdício é de 3%. A economia gerada é repassada às instituições beneficentes situadas próximas à região de Suzano, para as quais são doados 750 litros de leite ao mês.

Horta comunitária

A Companhia cedeu a área de plantio e água para irrigação, enquanto os próprios colaboradores cuidam da horta e compram os insumos necessários para essa tarefa. Os legumes e hortaliças são distribuídos entre todos os que trabalham na horta. Em 2001, o excedente de produção também foi compartilhado com instituições locais, como a Santa Casa, um asilo de idosos e a Apae.

Curso de Especialização em Papel e Celulose

Parceria entre profissionais da Suzano e docentes da Escola Politécnica da USP viabilizou curso para formar profissionais aptos para atuar no mercado de papel e celulose, empregando tecnologia de ponta na geração de soluções de alta qualidade com forte compromisso ambiental.

Curso de Especialização em
Papel e Celulose

ARQUIVO SUZANO



Coral Suzano: 72 participantes de diversas áreas da empresa
Suzano Choir: 72 members from several different sectors of the company

Suzano's Choir

Since June, 1999, a group of employees is dedicating time, talent and voice to show to the public a high quality entertainment. With 72 participants from several areas of the company, the choir has also become an instrument of integration with the community, thus, exceeding the initial goal.

With a diversified repertoire, mixing MPB (Brazilian Popular Music) with foreign songs, popular and erudite, as well as movie themes and classical music, Suzano Choir has already made exhibitions in several events such as Encontro de Corais Fundap and the opening of Festival de Inverno de Campos do Jordão. They made 18 exhibitions only in 2001.

Solidarity Food

At the beginning of 2001, around 27% of food wastage was noticed in the company's restaurants. An intensive work to optimise the food preparation generated an economy of 13%. Since then, the Program Against Food Wastage has been developed, resulting in the commitment of all in fighting against the problem. The present wastage rate is 3%. The saved amount goes to charity institutions located in Suzano surroundings, to which 750 litres of milk are donated per month.

Community Vegetable Garden

The Company gave the area for planting and water for irrigation, while the collaborators look after the vegetable

Comunicação: fator de mudança

A comunicação tem um peso decisivo no processo de gestão de pessoas, motivação e integração de equipes de trabalho.

Público Interno
Momento Suzano

Com uma linguagem simples e acessível, o jornal leva, mensalmente, ao conhecimento do colaborador e de sua família ações da empresa em todas as áreas, conta histórias de funcionários e dá dicas de qualidade de vida e opções de leitura, dentre outras informações. É um importante instrumento de comunicação sobre o processo de gestão unificada Suzano Bahia Sul.

Fale Com

Canal de comunicação direta entre os colaboradores da empresa e a diretoria e presidência.

Público Externo
Idéia

Publicação trimestral que apresenta proposta gráfica inovadora e abordagens jornalísticas sobre temas da atualidade. Coordenada pela área de marketing, explora o universo dos papéis e suas aplicações, aliando temas de interesse comum à sofisticação dos recursos gráficos e ilimitada possibilidade de design.

Site

Na homepage da Suzano é possivel obter as mais diversas informações sobre sua atuação e questões que envolvem o papel, desde histórico até aplicações práticas, passando por ações de responsabilidade social.

Prêmio Comunicação de Valor

O case Ecofuturo ficou entre os dez finalistas do prêmio Comunicação de Valor, instituído pelo jornal Valor Econômico, cujo objetivo é reconhecer as ações de comunicação corporativa que propagam obras de responsabilidade social.



idéia
SUZANO

Veículos de comunicação da Cia. Suzano: sofisticação e design diferenciado

Cia. Suzano's communication systems: sophistication and distinguished design

garden and purchase raw materials needed for this task. The vegetables are distributed among those who work in the vegetable garden. In 2001, the exceeding production was also shared with local institutions, such as Santa Casa, a home for the elderly people and Apae, a institution for handicapped children.

Specialization Course in Paper and Pulp

Partnership between Suzano's professionals and Escola Politécnica teaching staff of USP made feasible the course to educate professionals making them capable of working in the paper and pulp market, using the state of art technology to generate high quality solutions strongly committed with environment.

Communication: factor for change

Communication has a decisive importance in people management process, motivation and working teams integration.

Internal Public
Momento Suzano

Every month, using a simple and accessible language, the newspaper informs the collaborators and their families about the company's activities in all the areas, tells stories about employees and offers tips about quality of life and reading options, among other matters. It is an important communication instrument on the Suzano Bahia Sul unified management process.

Speak with

Direct communication channel between company's collaborators, board of directors and presidency.

External Public
Idéia

It is a quarterly publication that presents an innovating printing proposal and journalist approaches about present subjects. Coordinated by the marketing area, it explores the paper universe and its applications, allying subjects of common interest to the sophistication of printing resources and unlimited design possibility.

Site

In Suzano's home page, it is possible to get a great variety of information about activities and issues involving paper, from historical facts to practical applications, including social responsibility actions.

Comunicação de Valor Award

The Ecofuturo case was among the ten finalists of the Comunicação de Valor Award, offered by the *Valor Econômico* newspaper, whose objective is to recognise the corporative communication activities that spread social responsibility actions.

Comunidade

Localizada no coração de um dos principais municípios da Grande São Paulo, com uma população no entorno de mais de 238 mil habitantes, a Suzano é uma das poucas fabricantes de papel e celulose com essa característica, o que exige uma parceria e uma interação cada vez maior entre a empresa e a comunidade.

A parceria está alicerçada no diálogo. Identificar as reais necessidades da comunidade e a forma correta de interferir ou estimular a criação de canais ou alternativas que resultem em benefícios diretos não é tarefa fácil. Mas é um caminho necessário e possível.

Atitude

Projeto Pomar - A participação da Cia. Suzano no projeto reforça seu compromisso com o objetivo de ter a cidade de São Paulo mais limpa e preservada, tornando-se responsável pela manutenção, pelo período de cinco anos, do trecho Hebraica-Ponte Cidade Jardim, de 1,5 quilômetro, localizado na margem direita do Rio Pinheiros. As obras foram iniciadas em fevereiro.

Santa Casa de Misericórdia de Suzano - Instituição beneficente que presta importante serviço de atendimento médico à comunidade de Suzano, a Santa Casa passou a receber, em julho, apoio financeiro para complementar seu orçamento anual.

McDia Feliz - Pelo terceiro ano consecutivo a empresa apoiou o McDia Feliz, da Fundação Ronald McDonald, cujo objetivo é contribuir com instituições que atuam no tratamento do câncer infantil, adotando lojas em São Paulo, Suzano e Mogi da Cruzes.

Associação Beneficente Santa Fé - Crianças e jovens em situação de risco e abandono nas ruas da cidade de São Paulo. Para entender e contribuir na busca de soluções para a questão, a Suzano apóia a Santa Fé, que há oito anos mobiliza coragem, amor e profissionais especializados na revalorização de vida e reinserção de jovens que vivem situações de violência e abandono, viabilizando um roteiro que, de maneiras diferenciadas, leva as crianças de volta para casa.

Guia de Boa Cidadania Corporativa

A divulgação é um componente importante para a difusão de conhecimentos e práticas, visando a multiplicação de resultados sociais (*Guia Exame*).

ARQUIVO SUZANO



Grupo da Associação Beneficente Santa Fé
Group from Associação Beneficente Santa Fé

Community

Located in the heart of one of the main counties in Great São Paulo, with approximately more than 238 thousand inhabitants, Suzano is one of the few paper and pulp manufacturers with such characteristic, which requires more and more partnership and integration between company and community.

The partnership is based on dialogue. To identify community's real needs and the correct way of interfering or encouraging the creation of channels or alternatives that result in direct benefits is not an easy task. But it is a necessary and possible path.

Attitude

Projeto Pomar – *The participation of Cia. Suzano in the project reinforces its commitment with the objective of having a cleaner and preserved city, becoming responsible for maintaining, during five years, the 1.5 kilometre area between Hebraica and Ponte Cidade Jardim, situated on Pinheiros River right bank. The work began in February.*

Santa Casa de Misericórdia of Suzano – *Charity institution that offers important medical services to Suzano community, Santa Casa started receiving financial support to complete its annual budget, in July, 2001.*

Happy McDay – *For the third year in a row the company supported the Happy McDay, of the Ronald McDonald Foundation, whose objective is to contribute with institutions that work in children's cancer treatment, adopting units in São Paulo, Suzano and Mogi da Cruzes.*

Associação Beneficente Santa Fé (charity association) – *Children and adolescents in hazard and abandoned situation in São Paulo streets. To understand and contribute in the search for solutions regarding this issue, for 8 years Suzano has supported Santa Fé, which has mobilized courage, love and professionals specialized in giving new meaning to adolescents life and reinserting those who live in hazard and abandoned situations, making possible an itinerary that, in different ways, leads the children back home.*

Good Corporative Citizenship Guide

Divulgation is an important component to spread knowledge and practices, having in mind the multiplication of social results (Guia Exame).

Ecofuturo: mesmos caminhos, novos rumos

Um dos grandes projetos da Suzano na área social é o Instituto Ecofuturo, organização não-governamental criada por Max Feffer, em dezembro de 1999, para promover o desenvolvimento sustentável no País.

Com o objetivo de levar para a sociedade o know-how adquirido em anos de atividade responsável, o Ecofuturo atua em parceria com comunidades locais, outras ONGs, universidade, governo e empresas que compartilham com o instituto os mesmos objetivos de transformações sociais.

Parque das Neblinas

Localizado em Bertioga (SP), em área de Mata Atlântica, o Parque das Neblinas fica em uma fazenda produtiva da Suzano. O objetivo da iniciativa é desenvolver, junto com a comunidade local, atividades auto-sustentáveis relacionadas à educação ambiental, centro de pesquisas, cultivo de espécies ameaçadas de extinção (palmito, bromélia) e turismo ecológico controlado, estimulando a formação de um pólo regional de desenvolvimento sustentável e mostrando que é possível compatibilizar geração de renda, inclusão social e preservação ambiental.

No ano de 2001 foram concluídas as primeiras etapas de infra-estrutura, como construção da sede, ponte suspensa e mapeamento de trilhas. As atividades de visitação devem começar no segundo semestre de 2002.

Rio Vivo

Em parceria com a Universidade de Ouro Preto, foi realizado diagnóstico sobre as causas do déficit hídrico da microbacia hidrográfica do Córrego do Quilombola, localizado em Berilo (MG). A partir de então, foram realizadas, em 2001, ações em parceria com a comunidade de Berilo (governo local, sociedade civil e agentes comunitários), como combate a erosões para evitar assoreamento de córregos e rios, construção de pequenas barragens e tanques de infiltração adequados para armazenamento de água da chuva.



ARQUIVO SUZANO

Parque das Neblinas: pólo regional de desenvolvimento sustentável
Parque das Neblinas: regional center of sustainable development

Ecofuturo: same ways, new directions

One of Suzano's largest projects in the social area is the Ecofuturo Institute, non-governmental organization created by Max Feffer, in December, 1999, to promote the Country's sustainable development.

With the objective of sharing with society the know-how acquired during years of responsible activity, the Ecofuturo works in partnership with local communities, other NGOs, universities, government and companies that share with the institute the same objectives of social transformations.

Parque das Neblinas

Located in Bertioga (SP), in Mata Atlântica area, Parque das Neblinas is inside a Suzano's productive farm. The objective of the initiative is to develop, together with the local community, self-sustainable activities related to environmental education, research center, growing threatened species (palm hearts, bromelia) and controlled ecological tourism, encouraging the formation of a regional sustainable development center and showing that income generation, social inclusion and environmental preservation can coexist.

In 2001 the first infrastructure stages were concluded, such as the construction of the central office, suspended bridge and track tracing. Visiting activities should begin in the second half of 2002.



ARQUIVO SUZANO

O Ecofuturo está presente no Vale do Jequitinhonha: região com tradição em artesanato
Ecofuturo is present in Vale do Jequitinhonha: handicrafts traditional region

Rio Vivo (Living river)

In partnership with Universidade de Ouro Preto, a diagnosis of the causes of the Quilombola stream hydrographical micro-basin hydrio deficit, located in Berilo (MG) was made. Based on that report, with the involvement of the community of Berilo (local government, civil society and communitarian agents), activities coordinated with the local community, such as fighting against erosions to avoid blockage of streams and rivers, construction of small dams and infiltration tanks proper for storing rainwater were performed in 2001.

Coopamare

Cooperativa de catadores de papel criada há 10 anos para promover a reinserção social do morador de rua a partir da coleta seletiva, a parceria busca viabilizar o incremento da atividade, que constitui um caminho possível para modificar a realidade das ruas das metrópoles, composta de degradação ambiental, violência e exclusão social. No ano de 2001 foi realizado um amplo diagnóstico da situação e a meta para 2002 é iniciar os processos de reestruturação, capacitação e revalorização social e familiar.

Ler é Preciso

Com o objetivo de incentivar o hábito e a qualidade de leitura no País como forma de viabilizar o pleno exercício da cidadania, são desenvolvidas as seguintes ações: implantação de bibliotecas comunitárias e capacitação de mediadores de leitura - em parceria com a Fundação do Livro Infantil e Juvenil -, promoção de concursos de redação, edição de obras literárias que resgatem a cultura e a história do Brasil e apoio a debates e iniciativas destinados a promover o acesso ao livro e o desenvolvimento cultural e educacional dos brasileiros, em especial as crianças.

Ler é Preciso

Entre as principais ações do projeto em 2001 destacam-se:

Bibliotecas Comunitárias - Implantadas em seis municípios da Bahia, em parceria com a Secretaria de Educação da Bahia e Bahia Sul Celulose (Alcobaça, Nova Viçosa, Mucuri, Caravelas, Rui Barbosa e Caraíbas). A meta para 2002 é implantar 18 bibliotecas nos seguintes Estados: São Paulo (Itatinga, São Luís do Paraitinga, São Miguel Arcanjo, Mauá, Suzano e Mogi das Cruzes), Minas Gerais (Vale do Jequitinhonha), Maranhão (Urbano Santos), Rio de Janeiro (Duque de Caxias), Espírito Santo e Bahia (Caturama, Novo Horizonte, Piraí do Norte, Quixabeira, Salvador, Saubara, Camaçari e Mascote).
A comunidade de Salesópolis, localizada a 90 quilômetros da capital paulista e que reúne a maior atividade de fomento florestal da empresa, teve sua biblioteca comunitária inaugurada em junho.

Uma das mais renomadas instituições financeiras do mundo, o J.P. Morgan, está investindo na pesquisa e desenvolvimento de indicadores de sucesso do modelo Biblioteca Comunitária Ler É Preciso, visando identificar o impacto social da iniciativa na construção de noções de cidadania e desenvolvimento sustentável.

Selo do Ler - Lançado em julho, tem mecânica bastante simples: todo livro que exibir o selo tem 1% de sua receita de venda revertida para projetos do Ler é Preciso. Em 2001, dois foram os livros publicados com o Selo do Ler: A Pequena Carta, de Marcílio Godoy, e Diário de um Reitor, de Jacques Marcovitch.

ARQUIVO SUZANO



Coopamare: coleta seletiva e reinserção social
Coopamare: selective collection and social reinsertion

Coopamare

A Cooperative of paper gatherers created 10 years ago to promote social reinsertion of the homeless from selective collection, the partnership has tried to make feasible the increase of activity, which constitutes an alternative to modify the reality of the metropolis streets. In 2001 a wide diagnosis of the situation was made and the goal for 2002 is to begin processes of structuring, training and social and family re-evaluation.

Ler é Preciso (Reading is Necessary)

With the objective of encouraging reading in all the Country, as way of making feasible the full exercise of citizenship, they following activities are being carried out: implanting community libraries and training reading mediators - in partnership with the Fundação Nacional do Livro Infantil e Juvenil (National Foundation of the Juvenile and Children Book) -, promoting essay writing contests, publishing literature works that rescue the Brazilian culture and history, and supporting debates and initiatives destined to promote the access to books and to cultural and educational development of the Brazilian people, specially children.
Among the main activities of the project in 2001, the following ones stood out:

Community Libraries – *Implanted in 6 Bahia counties, in partnership with Bahia Department of Education and Bahia Sul Celulose (Alcobaça, Nova Viçosa, Mucuri, Caravelas, Rui Barbosa and Caraibas). The goal for 2002 is to implant 18 libraries in the following States: São Paulo (Itatinga, São Luis do Paraitinga, São Miguel Arcanjo, Mauá, Suzano and Mogi das Cruzes), Minas Gerais (Vale do Jequitinhonha), Maranhão (Urbano Santos), Rio de Janeiro (Duque de Caxias), Espírito Santo, Bahia (Caturama, Novo Horizonte, Piraí do Norte, Quixabeira, Salvador, Saubara, Camaçari and Mascote).*
The community of Salesópolis, situated 90 km from São Paulo city and that carries out the company's largest forest development activity, inaugurated its community library in June, 2001.

Concurso Ler é Preciso - Lançado na Bienal do Rio de Janeiro, recebeu patrocínio da Suzano e apoio das empresas Varig, Petroflex, CBC e PQU. O concurso reuniu 3,6 mil redações de crianças e adolescentes, entre 7 e 12 anos, em torno do tema "A turma do folclore e eu em defesa do meio ambiente", cujo objetivo foi mostrar, por meio de personagens como Curupira, Saci-pererê, Iara e Boto, a importância da reciclagem para a qualidade de vida no planeta. As 60 melhores redações, como de hábito, foram reunidas em uma edição especial e serão distribuídas a todos os participantes, escolas, editoras e bibliotecas infanto-juvenis de São Paulo.


Ler é Preciso

Expedição Vaga-lume - Levar o livro para a Amazônia. Para realizar essa urgente e corajosa missão, a Expedição Vaga-lume, idealizadora do projeto, recebeu apoio e incentivo do Instituto Ecofuturo. As comunidades beneficiadas pelo projeto passarão a compor o Clube do Ler, que reúne pessoas e instituições que atuam com questões relacionadas ao livro no Brasil, promovendo contínua troca de informações.

Jornal do Ler - A Reuters, maior agência de notícias do mundo, ofereceu todo o seu know-how para a publicação do Jornal do Ler, informativo on-line para participantes dos concursos de redação acima de 13 anos. A idéia é capacitar jovens na atividade de repórteres, estimulando a escrita, a reflexão e o registro de fatos jornalísticos relativos ao País.



Biblioteca Ler é Preciso em Salesópolis (SP): leitura ao ar livre
Ler é Preciso Library in Salesópolis (SP): reading outdoors

One of the most renowned financial institutions in the world, J.P. Morgan, is investing in research and development of success indicators of the Community Library Ler É Preciso model, trying to identify the social impact of the initiative in the construction of citizenship and sustainable development notions.

Selo do Ler (Reading Stamp) – *Launched in July, it has a very simple mechanism: every book exhibiting the stamp has 1% of its sales revenue destined to Ler É Preciso projects. In 20001, two books were published with Selo do Ler:* A Pequena Carta, *by Marcilio Godoy, and* Diário de um Reitor, *by Jacques Marcovitch.*

Ler é Preciso Contest – *Launched in Bienal do Livro do Rio de Janeiro, it received Suzano's sponsorship and support from Varig, Petroflex, CBC and PQU. The contest gathered 3.6 thousand essays of children and adolescents, between 7 and 12 years old, about the subject "The folklore gang and I in defence of the environment", whose objective was to show, through characters such as Curupira, Saci-pererê, Iara and Boto, the importance of recycling for the planet's quality of life. As usual, the 60 best essays were gathered in a special edition and will be distributed to all the participants, schools, publishing houses and children and juvenile libraries of São Paulo.*


Castelo
Rá-Tim-Bum
O Filme
Tirando de Letra
UMA CARTA PARA O BRASIL DO SÉCULO 21
Suzano
Tirando de Letra III

Concurso de Redação Ler é Preciso estimula novos escritores
Composition's Contest Ler é Preciso incentivates new writers

Expedição Vaga-Lume (Expedition Firefly) – *To take the book to the Amazon. To perform this urgent and courageous mission, the Expedição Vaga-lume, responsible for the project, received the support and incentive of the Ecofuturo Institute. The communities benefited by the project will become part of Clube Ler, which gathers together people and institutions that work with subjects related to book in Brazil, promoting a continuous exchange of information.*

Jornal do Ler (Reading Newspaper) – *Reuters, the largest news agency worldwide, offered all its know-how for the publishing of* Jornal do Ler, *an on-line journal for the participants of the essay contest over 13 years old. The idea is to train youngsters in the reporter activity, encouraging writing, reflection and the register of journalistic facts relative to the Country.*

B A L A N Ç O S O C I A L A N U A L - 2 0 0 1

ANNUAL SOCIAL BALANCE SHEET - 2001

Cia. Suzano de Papel e Celulose

1) Base de Cálculo/*Sources of Calculation*	**2001** Valor (Mil Reais)/*Amount (KR$)*	**2000** Valor (Mil Reais)/*Amount (KR$)*
Receita Líquida (RL)/*Net Income (NI)*	998.668	877.289
Resultado Operacional (RO)/*Operational Results (OR)*	307.990	642.490
Folha de Pagamento Bruta (FPB)/*Gross Pay Roll (GPR)*	130.472	122.823

2) Indicadores Sociais Internos/*Internal Social Indicators*	Valor/*Amount* (Mil R$)/*(KRG)*	% Sobre/*Over* FPB/*GPR*	% Sobre/*Over* RL/*NI*	Valor/*Amount* (Mil R$)/*(KRG)*	% Sobre/*Over* FPB/*GPR*	% Sobre/*Over* RL/*NI*
Alimentação/*Food*	7.617	5,84	0,76	7.132	5,81	0,81
Encargos sociais compulsórios/*Social fees*	27.053	20,73	2,71	25.565	20,81	2,91
Saúde/*Health*	6.561	5,03	0,66	4.825	3,93	0,55
Segurança e medicina no trabalho/*Safety and medical care*	288	0,22	0,03	184	0,15	0,02
Educação/*Education*	621	0,48	0,06	153	0,12	0,02
Cultura/*Culture*	190	0,15	0,02	100	0,08	0,01
Capacitação e desenv. profissional/*Prof. development and training*	1.428	1,09	0,14	1.310	1,07	0,15
Creches ou auxilio-creche/*Day care*	75	0,06	0,01	77	0,06	0,01
Particip. nos lucros ou resultados/*Results/Profit sharing*	7.034	5,39	0,70	9.201	7,49	1,05
Outros/*Others*	5.576	4,27	0,56	4.340	3,53	0,49
Total-Indicadores Soc. Internos/*Total-Int.Social Indicators*	**56.443**	**43,26**	**5,65**	**52.887**	**43,06**	**6,03**

3) Indicadores Sociais Externos/*External Social Indicators*	Valor/*Amount* (Mil R$)/*(KR$)*	% Sobre/*Over* RO/*OR*	% Sobre/*Over* RL/*NI*	Valor/*Amount* (Mil R$)/*(KR$)*	% Sobre/*Over* RO/*OR*	% Sobre/*Over* RL/*NI*
Educação/*Education*	655	0,21	0,07	981	0,15	0,11
Cultura/*Culture*	395	0,13	0,04	106	0,02	0,01
Saúde e saneamento/*Health and sanitation*	267	0,09	0,03	30	0,00	0,00
Esporte/*Sports*	717	0,23	0,07	874	0,14	0,10
Outros/*Others*	438	0,14	0,04	158	0,02	0,02
Total da Contrib. p/ a Sociedade/*Total of Social Contributions*	**2.472**	**0,80**	**0,25**	**2.149**	**0,33**	**0,24**
Tributos (excluídos encarg. sociais)/*Taxes (excluding social fees)*	107.829	35,01	10,80	249.154	38,78	28,40
Total - Indicadores Soc. Externos/*Total - External Social Indicators*	**110.301**	**35,81**	**11,05**	**251.303**	**39,11**	**28,64**

4) Indicadores Ambientais/*Environmental Indicators*						
Relacionados com a operação da empresa /*Related to company's operation*	10.400	3,38	1,04	10.435	1,62	1,19
Em Programas e/ou projetos externos /*In Programs and/or projects*	476	0,15	0,05	282	0,04	0,03
Total - Invest. em Meio Ambiente/*Total Environmental Indicators*	**10.876**	**3,53**	**1,09**	**10.717**	**1,66**	**1,22**

5) Indicadores do Corpo Funcional/*Staff Indicators*	2001	2000
N° de empreg. ao final do período/*Nr. of employees at year end*	3.367	3.237
N° de admis. durante o período/*Nr. of hired employees within the year*	292	218
N° de empregados terceirizados/*Nr. of third parties employees*	1.785	1.432

6) Informações Relevantes quanto ao Exercício da Cidadania Empresarial/ *Relevant Informations related to Company's Citizenship Exercise*		2001	2000
Os projetos sociais e ambientais desenvolvidos pela empresa foram definidos:	*The social and environmental projects developed by the company were defined:*	( ) pela direção/*by the directory* **(X)** direção e gerências/*directory & management* ( ) todos os empregados/*all the employees*	( ) pela direção/*by the directory* **(X)** direção e gerências/*directory & management* ( ) todos os empregados/*all the employees*
A participação nos lucros ou resultados contempla:	*The result/profit sharing awards:*	( ) direção/*directory* ( ) direção e gerências/*directory & management* **(X)** todos os empregados/*all the employees*	( ) direção/*directory* ( ) direção e gerências/*directory & management* **(X)** todos os empregados/*all the employees*
Na seleção dos fornecedores, os mesmos padrões éticos e de responsabilidade social e ambiental adotados pela empresa:	*In supplier's selection, the same ethical, socially respon and environmental standards adopted by the company:*	( ) não são considerados/*not considered* **(X)** são sugeridos/*are suggested* ( ) são exigidos/*are requested*	( ) não são considerados/*not considered* **(X)** são sugeridos/*are suggested* ( ) são exigidos/*are requested*
Quando à participação dos empregados em programas de trabalho voluntário, a empresa:	*As for the employees participation in voluntary programs, the company:*	( ) não se envolve/*does not get involved* **(X)** apóia/*supports* ( ) organiza e incentiva/*organizes & incentivates*	( ) não se envolve/*does not get involved* **(X)** apóia/*supports* ( ) organiza e incentiva/*organizes & incentivates*

7) Outras Informações/ Other Information

Apoio/ Support:

NATUREZA: O MAIOR PATRIMÔNIO

As empresas adotam as melhores práticas de manejo, aliando produtividade com ecoeficiência, com destaque para:

CULTIVO MÍNIMO

Adotado de forma pioneira na década de 90, consiste em preparar o solo com a menor interferência possível, conservando sua cobertura orgânica, isto é, restos de cascas, galhos e folhas, o que possibilita a proteção física da superfície do terreno, preservando-o de processos erosivos e perdas de umidade e estimulando a ciclagem de nutrientes.

MANEJO INTEGRADO DE PRAGAS

Diz respeito à utilização de práticas mais brandas de controle de pragas, reduzindo de modo significativo o uso de inseticidas, em especial o químico, restrito a casos muito particulares. Esse manejo, iniciado em 1988, estimula a ação de fatores naturais no controle das pragas verificadas nas plantações florestais.

Fundamentada no monitoramento, a prática tem-se mostrado muito eficiente em diversas situações, criando no campo uma nova consciência ambiental, com novas atitudes, longe da repetição de modelos, como o uso sistemático de agentes químicos.

MANEJO ECOLÓGICO DE PAISAGEM

Um dos itens mais modernos no conceito de bom gerenciamento florestal, esse manejo tem como um de seus pilares a formação de corredores ambientais, que fazem a ligação entre fragmentos de vegetação nativa em meio aos plantios de eucalipto, favorecendo o fluxo gênico - sementes e pólen -, e a conservação das espécies nativas, além de aumentar a segurança biológica dos plantios de eucalipto.


ARQUIVO BAHIA SUL

Papagaio Chauá, ave típica das áreas de preservação da Bahia Sul
Chauá parrot, native bird of the Bahia Sul's preservation areas

NATURE: THE GREATEST ASSET

The companies adopt the best handling practices, allying productivity with eco-efficiency, highlighting:

MINIMUM PLANTING

Adopted for the first time in the 90's, it consists of preparing the soil with less interference possible, maintaining its organic cover, that is, remains of bark, branches and leaves, which allows physical protection of the land surface, preserving from erosion processes and humidity losses and stimulating the nutrient cycle.

PEST INTEGRATED HANDLING

It is related to the use of milder pest control practices, significantly reducing the use of insecticides, especially chemicals, restricted to very particular cases. This handling, started in 1988, encourages the action of natural factors in the control of pests found in forest plantations.

Based on monitoring, this practice has shown to be very efficient in various situations, creating a new environmental awareness in the rural area, with new attitudes, far from repeating models, such as the systematic use of chemical agents.

ECOLOGICAL LANDSCAPE HANDLING

One of the most modern items in the concept of good forest management, this handling has as one of its pillars the formation of environmental corridors, that connect plots of native vegetation during eucalyptus plantations, favouring the genetic flow – seeds and pollen – an the conservation of native species, besides increasing the biological safety of the eucalyptus plantation.


ARQUIVO BAHIA SUL

Adoção de técnicas avançadas de manejo florestal assegura a preservação das florestas nativas e a manutenção da biodiversidade
The use of forest handling advanced techniques assures the native forests preservation and the biodiversity maintenance


BAHIA SUL
CELULOSE

hia Sul Celulose, Mucuri (BA):
ia das mais modernas
presas do mundo

hia Sul Celulose, Mucuri (BA):
e of the most modern
npanies worldwide

Sinônimo de Qualidade

Uma das mais modernas empresas do mundo, a Bahia Sul Celulose iniciou suas atividades industriais em 1992, no município de Mucuri, extremo sul do Estado da Bahia, com a fabricação de celulose e, um ano depois, começou a produzir papel. Com 1.217 colaboradores, a Bahia Sul registrou, em 2001, uma receita líquida de R$ 774,4 milhões e produção recorde de 616 mil toneladas de produtos acabados para comercialização. As áreas de plantio de eucalipto da empresa totalizam 81,7 mil hectares, assegurando auto-suficiência em matéria-prima e um dos menores custos de produção do País.

Sinônimo de pioneirismo e qualidade, a Bahia Sul Celulose foi a primeira empresa do setor a conquistar o PNQ (Prêmio Nacional de Qualidade), em 2001. O reconhecimento é reflexo de uma gestão moderna, voltada para qualidade ambiental e de processos, que tem na valorização das pessoas e no relacionamento verdadeiro com a comunidade seus grandes trunfos.

A empresa é a primeira, nas três Américas, a receber a certificação ISO 14001 no setor de papel e celulose e a única brasileira a conquistar (maio de 2000) o prêmio em excelência ambiental, instituído pela Câmara de Comércio Internacional (ICC) e pela ONU. A Bahia Sul reforça seu traço de pioneirismo também no campo da saúde e segurança ocupacional com a adoção, em 2001, dos padrões da OHSAS 18001.

Fabricante integrada, com produtos de qualidade reconhecida no mercado internacional, a Bahia Sul fabrica e comercializa celulose de eucalipto branqueada e papel de imprimir e escrever, direcionado para os segmentos reprográfico e offset, cujos principais clientes encontram-se nos mercados gráfico-editorial e cadernero, destacando-se o segmento de livros didáticos.

Produzido a partir de processo de colagem alcalina, com alvura e opacidade elevadas, o papel da Bahia Sul é disponibilizado em bobinas de dimensões industriais, com gramaturas que vão de 56g/m2 a 110g/m2 e também em novo formato - folio size -, resultado de investimentos da ordem de US$ 12 milhões na construção de duas unidades de conversão, com capacidade para 90 mil toneladas por ano, em operação desde agosto de 2001.

Synonym of Quality

One of the most modern companies worldwide, Bahia Sul Celulose began its industrial activities in 1992, in the county of Mucuri, South Bahia, with pulp manufacture and, a year later, it started to produce paper. With 1.217 collaborators, Bahia Sul registered in 2001, R$ 774.4 million net income and a record production of 616 thousand tons of finished products for marketing. The company's eucalyptus plantation areas totalize 81.7 thousand hectares, guaranteeing raw material self-sufficiency and one of lowest production costs of the Country.

Synonym of pioneer and quality, Bahia Sul Celulose was the first company of the sector to win the PNQ (Prêmio Nacional de Qualidade (National Quality Award)), in 2001. The recognition reflects a modern management, directed towards environmental and process quality, which great advantages are the value of people and the true relationship with the community.

The company is the first in the three Americas to receive ISO 14001 certification, in the paper and pulp sector, and the only Brazilian company to win (May, 2000) the environmental excellence award, offered by the International Chamber of Commerce (ICC) and by the UN. Bahia Sul reinforces its pioneer trait also in the occupational health and safety field by adopting, in 2001, the OHSAS 18001 standards.

Integrated manufacturer, with products of recognized quality in the international market, Bahia Sul manufactures and markets bleached eucalyptus pulp and printing and writing paper, directed to the reprographic and offset segments, which main clients are in the printing and copybook markets. The didactic book segment stands out.

Produced from the alkaline gluing process, with high whiteness and opacity, Bahia Sul's paper is available in industrial coils, with gramatures between 56g/m2 to 110g/m2 and also in a new format: folio size, result of investments around US$ 12 million for two conversion units construction, with a capacity for 90 thousand tons per year, in operation since August, 2001.



Produção recorde da Bahia Sul em 2001: 616 mil toneladas de produtos acabados

Bahia Sul's record production in 2001: 616 thousand tons in finished goods

Indicadores Ambientais

Gestão integrada da qualidade e do meio ambiente

O compromisso com o crescimento econômico em bases sustentáveis está presente em todas as atividades da empresa: da produção de mudas à comercialização do papel.

Para consolidar essa posição, a Bahia Sul criou, em 1995, um sistema integrado de gerenciamento da qualidade, meio ambiente e saúde e segurança ocupacional, baseado nas normas ISO 9001:2000, ISO 14001 e OHSAS 18001, que busca, por meio da constante atualização tecnológica e capacitação de seus colaboradores, a melhor utilização dos recursos naturais, aliada à mínima geração de resíduos e à melhoria da qualidade de vida.

O sistema busca conciliar o aumento de produtividade com a sustentabilidade dos processos produtivos, a racionalização do uso de recursos naturais, a redução e o beneficiamento de resíduos e a melhoria do desempenho da saúde e segurança ocupacional.

Desempenho ambiental na unidade industrial

Tratamento de efluentes

No processo de fabricação de celulose e papel, o tratamento de efluentes é considerado vital para minimizar o impacto da atividade. Por isso, a Bahia Sul adota rigorosos controles ambientais, com padrões de eficiência internacionais.

O tratamento de efluentes dispõe de um sistema primário para a retirada de sólidos e de um sistema secundário, com uma lagoa aerada, capaz de reter o efluente por até dez dias, assegurando o atendimento aos parâmetros estabelecidos pelos órgãos de controle ambiental e às mais restritivas referências internacionais. Em 2001, a eficiência de remoção de matéria orgânica, expressa em DBO5, foi de 95%. O sistema conta ainda com uma lagoa de polimento, responsável pela clarificação final do efluente antes de seu retorno ao Rio Mucuri.

O consumo industrial de água na Bahia Sul foi de 45 m3/tsa, valor reduzido em comparação ao desempenho de outras fábricas semi-integradas.

Proteção das galerias de águas pluviais

A unidade industrial também conta com um eficiente meio de proteção contra eventuais vazamentos de produtos químicos. Esse sistema é dotado de bacias de contenção, sob os pipe-racks, e comportas automáticas com acionamento a distância, reduzindo ainda mais os riscos de contaminação acidental das águas pluviais.

Há 11 anos, a Bahia Sul vem desenvolvendo estudos voltados para a qualidade da água e para os organismos que habitam o Rio Mucuri, seu estuário e o manguezal. São monitorados mensalmente os parâmetros físico-químicos de qualidade da água e, trimestralmente, diversos outros parâmetros biológicos. A cada seis meses são avaliadas as condições ambientais do manguezal.

O monitoramento biológico visa identificar o comportamento da flora e fauna do rio, no trecho sob a influência da unidade industrial, para gerar informações comparativas, utilizando-se diversas espécies de animais e vegetais como bioindicadores.



Monitoramento ambiental do rio Mucuri
Environmental monitoring of Mucuri River

Environmental Indicators



e industrial de Mucuri (BA): qualidade e produtividade em bases sustentáveis
ial unit of Mucuri (BA): quality and productivity in sustainable basis

Integrated management of quality and environment

The commitment with economic growth on sustainable basis is present in all the company's activities: from the production of seedlings to the marketing of paper.

To consolidate this position, Bahia Sul created, in 1995, an integrated system of quality, environment and occupational safety and health, based on the standards ISO 9001: 2000, ISO 14001 and OHSAS 18001, that seeks, from the constant technological updating and collaborators training, the best use of natural resources, allied to the minimum generation of wastes and the quality of life improvement.

The system seeks to conciliate the increase of productivity with the sustainability of the productive processes, the rationalization in using natural resources, reduction and utilization of wastes and the improvement of occupational safety and health performance.

Environmental performance in the industrial unit

Effluent treatment

In the pulp and paper manufacturing process, the effluent treatment is considered critical to minimize the impact of the activity, therefore, Bahia Sul adopts strict environmental controls, with international efficiency standards.

The effluent treatment had a primary system to remove solids and a secondary system, with a aerated lagoon, capable of retaining the effluent for ten days, which guarantees meeting the level established by the environmental control agencies and the most restrictive international references. In 2001, the efficiency of removing organic matter, expressed in DBO5, was of 95%. The system also has a polishing pond, responsible for the effluent's final clarification, before its return to the Mucuri River.

The industrial water consumption in Bahia Sul was of 45 m3/tsa, a small figure in comparison with the performance of other semi-integrated plants.

As sucessivas campanhas de biomonitoramento evidenciam que não há impactos ambientais que comprometam a biodiversidade dos ecossistemas aquáticos na área de influência dos efluentes industriais.

Os resultados do programa são enviados regularmente para análise do órgão estadual de controle ambiental e estão disponíveis para consulta de partes interessadas.

Ar: monitoramento das emissões atmosféricas

O odor característico do processo de fabricação de celulose, proveniente dos compostos reduzidos de enxofre formados na etapa de cozimento da madeira de eucalipto, apesar de não causar danos às pessoas e ao meio ambiente, pode gerar incômodo ao ultrapassar determinados limites de concentração.

Para minimizar esse impacto nas comunidades circunvizinhas, a empresa conta com uma caldeira de recuperação com baixa emissão de compostos odoríferos e um eficiente sistema de remoção de odores, que coleta e incinera os gases não condensáveis gerados no processo.

As comunidades circunvizinhas à fábrica podem obter informações ou encaminhar reclamações sobre o sistema de controle de odor por meio do programa Disque Meio Ambiente - DMA (ligação gratuita). Em 2001, não foram registradas reclamações relacionadas à emissão de odor.

A emissão de material particulado, principalmente cinzas, é controlada por meio de precipitadores eletrostáticos, filtros de alta eficiência instalados nas principais fontes emissoras. Emissões provenientes de outras etapas do processo são eliminadas através de lavadores de gases.



Eficiente programa de controle de emissões atmosféricas garante a qualidade do ar
Efficient program to control the atmospheric emissions guarantees the air quality

Protection of the rainwater galleries

The industrial unit also has an efficient protection means against eventual leakages of chemicals. The system has contention basins, under the pipe racks, and automatic floodgates with remote activation, reducing even more the risks of rainwater accidental contamination.

For 11 years, Bahia Sul has been developing studies directed to the quality of water and the organisms that inhabit the Mucuri River, its estuary and the mangrove.

The physical and chemical levels of the water quality are monthly monitored, and various other biological levels, quarterly. Every six months, the mangrove environmental conditions are evaluated.

The objective of the biological monitoring is to identify the behavior of the river's flora and fauna, of the area under the influence of the industrial unit, in order to generate comparative information, using various species of animals and plants as bio-indicators.

The successive bio-monitoring campaigns have shown that there are no environmental impacts that compromise the water ecosystem biodiversity in the area of influence of the industrial effluents.

The program results are sent regularly for analysis to the state environmental control agency and are available for consultation.

Air: monitoring atmospheric emissions

The characteristic odor of pulp manufacturing process, originated from the reduced sulphur compounds formed in the eucalyptus wood cooking phase, in spite of not causing damage to people nor to the environment, can generate an uncomfortable feeling when it exceeds certain concentration limits.

To minimize this impact in the surrounding communities, the company has a recuperation boiler with odoriferous compounds low emission and an efficient system to remove odors, which collects and incinerates the non-condensable gases generated in the process.

The surrounding communities of the plant can obtain information or send claims on the odor control system by means of the Disque Meio Ambiente program – DMA (Dial Environment (free call)). In 2001, no claims related to odor emission were registered.

The emission of particle material, mainly ashes, is controlled by means of electrostatic precipitators, high efficiency filters installed in the main emitting sources. Emissions originated from other process phases are eliminated through gas washers.



Plantio de eucaliptos com utilização das melhores práticas de manejo florestal

Eucalyptus planting using the best forest handling practices

ARQUIVO BAHIA SUL

A qualidade do ar na área de influência da fábrica, expressa pelos teores de poeira total em suspensão, dióxido de enxofre e compostos de enxofre (responsáveis pela geração do odor), é permanentemente avaliada por estações de monitoramento instaladas na unidade industrial e na localidade de Itabatã. Os resultados obtidos indicam que não há impacto ambiental significativo na qualidade do ar da região.

Resíduos sólidos: alternativas

A Bahia Sul gerencia seus processos produtivos com base no conceito de impacto mínimo e desenvolve programas de redução do consumo de insumos e adoção de formas alternativas de disposição dos resíduos gerados nas etapas de produção. Entretanto, alguns resíduos ainda não contam com alternativas viáveis para reutilização ou reciclagem. Para esses casos, existe na fábrica um aterro industrial, construído e operado de acordo com padrões da Associação Brasileira de Normas Técnicas (ABNT).

O manejo adequado dos resíduos industriais propicia a redução de custos e a melhoria do desempenho ambiental. Nessa linha destaca-se a compostagem do lodo primário gerado no sistema de tratamento de efluentes. Esse processo, além de ampliar a vida útil do aterro industrial e reduzir o volume a ser transportado, transforma o lodo em compostos básicos, o que facilita sua absorção como nutriente pelas mudas de eucalipto, reduzindo a adubação dos plantios no campo.

The quality of the air in the plant's influence area, expressed by the contents of total suspended dust, sulphur dioxide and sulphur compounds (responsible for odor generation), is permanently evaluated by monitoring plants installed in the industrial unit and in the township of Itabatã. The results indicate that there is no significant environmental impact on the region's quality of the air.

Solid wastes: alternatives

Bahia Sul manages its productive processes based on the minimum impact concept and develops raw material consumption reduction programs and the adoption of alternative forms of waste disposal generated in the production phases.

However, some wastes still do not have feasible alternatives for their reuse or recycling. For these cases, there is an industrial fill in the plant, constructed and operated according to the standards of the Associação Brasileira de Normas Técnicas (Brazilian Association of Technical Standards) (ABNT).

The proper handling of industrial wastes provides costs reduction and environmental performance improvement. In this line, the composting of primary sludge generated in the effluent treatment system stands out. This process, in addition to expanding the useful life of the industrial fill and reducing the volume to be transported, transforms the sludge in to basic compounds, which facilitates its absorption as a nutrient by the eucalyptus seedlings, reducing the fertilization of the plantations in the field.

Florestas comerciais e natureza

O plantio de eucalipto, assim como a atividade industrial, tem relação direta com o meio ambiente, em especial o solo, a fauna, a flora e os rios. A natureza é um componente intrínseco à atividade e, exatamente por isso, requer todo o cuidado da empresa e de seus colaboradores.

O desempenho da Bahia Sul no campo é norteado também pelo princípio da sustentabilidade. Os plantios de eucalipto são realizados com base nas melhores práticas de manejo florestal, assegurando a preservação ambiental.

Para isso, a Bahia Sul investe no programa de conservação da biodiversidade, buscando, em suas áreas de plantio, a partir do correto levantamento de informações e análise do potencial de cada região, o equilíbrio entre a produção de eucalipto e a manutenção dos ciclos naturais. Por meio de plantios em mosaico, técnica que consiste no cultivo do eucalipto em áreas descontínuas, intercaladas com fragmentos de matas nativas, possibilita a preservação dos ecossistemas naturais típicos da Mata Atlântica na região.



promisso com a preservação da flora e da fauna
mitment with the preservation of the flora and fauna

Água - elemento vital

À semelhança de outras culturas, a água é um item essencial na atividade de produção de madeira. A Bahia Sul adota rigorosos procedimentos para eliminar ou minimizar os impactos adversos e, por outro lado, maximizar os benefícios associados à cultura do eucalipto. Para gerir esse recurso no campo, a Bahia Sul implantou o projeto Microbacia Hidrográfica, que visa o monitoramento da relação entre as áreas de plantio e a qualidade e disponibilidade da água. Essa relação, estabelecida a partir de diversos indicadores, contribui para assegurar o equilíbrio ambiental na produção de madeira.

Utilização de herbicidas e formicidas

Os defensivos agrícolas são aplicados sob rígidos padrões ambientais e observância da legislação. São selecionados a partir de sua baixa toxicidade e as dosagens e épocas de aplicação são cuidadosamente definidas por meio de pesquisas e monitoramentos.

A exemplo da água, o solo também é um recurso natural vital para a sustentação das atividades silviculturais. A Bahia Sul adota o sistema de cultivo mínimo em seus plantios, visando à manutenção das características físicas e biológicas do solo.

A água é um item essencial também na atividade florestal. Para gerir esse recurso no campo, a Bahia Sul implantou o projeto Microbacia Hidrográfica, que visa monitorar a relação entre as áreas de plantio e a qualidade e disponibilidade da água. Essa relação, estabelecida a partir de diversos indicadores, contribui para assegurar o equilíbrio ambiental na produção de madeira.

Commercial forest and nature

The planting of eucalyptus, as the industrial activity, is directly related to the environment, specially the soil, fauna, flora and rivers. Nature is an intrinsic component of the activity and, because of this, requires total care from the company and its collaborators.

The performance of Bahia Sul in the rural area is also directed by sustainable principle. The eucalyptus plantations are carried out based on the best forest handling practices, guaranteeing environmental preservation. For this, Bahia Sul invests in the biodiversity conservation program, seeking, in its plantation areas, from the correct gathering of information and analysis of each region potential, the balance between the eucalyptus production and the maintenance of the natural cycles. By means of mosaic plantation, technique that consists of planting eucalyptus in discontinuous areas, inserted between native forest fragments, allows the preservation of the natural ecosystems proper of the Mata Atlântica (Atlantic Forest) in the region.

Water – critical element

Likewise other cultivations, water is an essential item in the wood production activity. Bahia Sul adopts strict procedures to eliminate or minimize the adverse impacts and, on the other hand, maximize the benefits associated to the planting of eucalyptus.

Likewise the soil, water is an essential item in forest activity as well. To administrate that resource in the field, Bahia Sul implanted the Hydrographical Micro-Basin Project, whose objective is to monitor of the relationship between the plantation areas and the quality and availability of water. That relationship, established based on various indicators, contributes to guarantee the environmental balance in the production of wood.



Projeto Microbacia Hidrográfica
Hydrographic Micro-Basin Project

Use of herbicides and ant killers

The agriculture chemical pesticides are used under strict environmental standards and the compliance with the law. They are chosen because of the low toxicity and the dosages and application periods are carefully defined by means of researches and monitoring.

Likewise the water, the soil is also a critical natural resource to sustain the forest activities. Besides adopting a minimum planting system in its plantations, the company has in mind the maintenance of the soil's physical and biological characteristics.

INDICADORES SOCIAIS

GESTÃO ESTRATÉGICA

O Modelo Bahia Sul de Gestão tem como principais fundamentos a missão e a visão, premissas básicas que são desdobradas por meio do ciclo de planejamento estratégico.
A primeira etapa do planejamento consiste na definição das aspirações estratégicas, revisadas a cada cinco anos, que representam o desdobramento primário da visão. O ciclo anual de planejamento estratégico envolve todos os níveis da empresa, que compartilha suas estratégias com todos os seus colaboradores, parceiros, fornecedores e comunidade.
A Bahia Sul definiu seu Modelo de Planejamento Estratégico com o objetivo de consolidar e esclarecer sua missão, sua visão e seus valores.

Nesse cenário, os gerentes da empresa têm papel fundamental não só na condução clara dos caminhos a serem seguidos, como na promoção desses princípios de gestão que orientam a busca da excelência empresarial.
Com transparência, ética, valorização das pessoas, respeito ao meio ambiente e relacionamento verdadeiro com a comunidade, a Bahia Sul imprime em seu dia-a-dia as melhores práticas de gestão e os princípios da boa governança corporativa.

GESTÃO DE PESSOAS

Com base na capacitação e formação de líderes, a Bahia Sul busca estimular o desenvolvimento de seus colaboradores, oferecendo um ambiente saudável de trabalho e ferramentas que identifiquem as necessidades de capacitação em todas as áreas.
Entre as principais ações desenvolvidas para promover o crescimento profissional e pessoal destacam-se: programas de avaliação de competências, de trainees, cursos de Master Business Administration (MBA), relacionamento interpessoal e autoconhecimento e ciclo de palestras corporativas.
Em 2001, os programas de desenvolvimento e aprendizagem alcançaram marcos expressivos, totalizando 115,4 mil homens/hora, com incremento de 28% em relação ao ano anterior, e investimento de R$ 970 mil.

PROGRAMA DE PARTICIPAÇÃO NOS LUCROS OU RESULTADO (PLRE)

O programa alcançou, em 2001, 79,7 pontos. Além das premiações, que corresponderam, em média, a 1,6 salário, cada colaborador recebeu 50% do salário nominal a título de participação nos lucros.

SEGURANÇA E SAÚDE OCUPACIONAL

Em 2001, a Bahia Sul consolidou o Sistema Integrado de Segurança e Saúde Ocupacional (SISSO), baseado na norma OHSAS 18001, que tem como objetivo a melhoria do ambiente de trabalho e da qualidade de vida dos colaboradores por meio do aperfeiçoamento da gestão dos riscos ocupacionais, enfatizando a prevenção e a participação.



Valorização das pessoas: busca permanente da excelência empresarial
Valuing the people: permanent search for the business excellence

SOCIAL INDICATORS

STRATEGIC MANAGEMENT

The Bahia Sul Management Model has as main basis the Mission and the Vision, basic premises that are unfolded by means of the strategic planning cycle.
The first planning stage consists in defining the strategic aspirations, reviewed every five years, which represent the primary unfolding of the Vision. The annual strategic planning cycle involves all the levels of the company. Bahia Sul shares its strategies with all its collaborators, partners, suppliers and community.
Bahia Sul has defined its Strategic Planning Model with the objective of consolidating and clarifying its mission, vision and values.

In this scenery, the company's managers have a fundamental role both in clearly conducting the ways to be followed and in promoting these management principles that lead the search for corporative excellence.
With transparency, ethics, value of people, respect to the environment and true relationship with the community, Bahia Sul carries out the best management practices and the principles of good corporative directorship in its daily routine.

Vinculado ao Sistema de Gestão da Qualidade e parte integrante do planejamento estratégico da empresa, o SISSO contou, em 2001, com investimentos de R$ 2,059 milhões e obteve uma redução de 37,3% no número de acidentes, em relação ao ano anterior.

Em 2001 a Bahia Sul ganhou o Prêmio Destaque RH 2001, concedido pela revista RH Síntese, que visa valorizar as melhores práticas de gestão de pessoas adotadas nas organizações.

Comunicação e liderança

Transparência e agilidade. Com base neste binômio, a Bahia Sul privilegia o diálogo com os públicos interno e externo. Ao adotar instrumentais que tornem a comunicação aberta e direta, busca a motivação e o desenvolvimento de ambiente acolhedor e que estimula a participação e o espírito cooperativo.

A empresa mantém diversos canais de comunicação interna, tais como Encontros Corporativos, Encontros de Linha Direta, Via Expressa, Informe Bahia Sul (house organ) e o Em Dia com a BSC (informativo semanal) além de inúmeras peças de comunicação em apoio a programas e campanhas de sensibilização.

No âmbito externo, a Bahia Sul mantém dois programas de visitas comunitárias que, em 2001, receberam 3.405 pessoas na empresa.



A qualidade dos produtos, fabricados em sintonia com o conceito de desenvolvimento sustentável, é reconhecida mundialmente
The quality of the products, manufactured in accordance with the sustainable development concept, is recognized worldwide

People management

Based on the training and formation of leaders, Bahia Sul seeks to encourage the development of its collaborators, offering tools and a healthy working environment that identify the requirements of training in all areas.

Among the main activities developed to promote the professional and personal growth, the following items stand out: programs of skill assessment, trainees, Master Business Administration courses (MBA), interpersonal relationship and self-knowledge and corporative lectures cycle.

In 2001, the development and learning programs reached expressive marks, totalizing 115.4 thousand men/hour, with an increase of 28% in relation to the previous year, and an investment of R$ 970 thousand.

Programa de Participação nos Lucros ou Resultado(PLRE) (Result or Profit Sharing Program)

The program attained, in 2001, 79.7 points. Besides the awards, which corresponded, in average, of 1.6 of a salary, each collaborator received 50% of the nominal salary as a share in the profits.

Occupational safety and health

In 2001, Bahia Sul consolidated the Sistema Integrado de Segurança e Saúde Ocupacional (SISSO) (Integrated System of Occupational Safety and Health), based on the OHSAS 18001 standard, whose objective is to improve the work environment and the collaborators quality of life, by improving the management of occupational risks, stressing prevention and participation.

Linked to the Quality Management System and part of the company's strategic planning, in 2001, the SISSO received investments of R$ 2,059.0 million and attained a reduction of 37.3% in the number of accidents, in relation to the previous year.

In 2001, Bahia Sul won the 2001 RH Destaque Award, offered by the RH Síntese *magazine, whose objective is to value the best people management practices adopted in the organizations.*

Communication and leadership

Transparency and agility. Based on this binomial, Bahia Sul privileges dialogue with the internal and external publics. By adopting instruments that make communication open and direct, it seeks motivation and the development of a welcoming environment that encourages participation and cooperative spirit.

The company maintains various internal communication channels, such as Encontros Corporativos (Corporative Meetings), Encontros de Linha Direta (Direct Line Meetings), Via Expressa (Express Via), Informe Bahia Sul (house organ) and the weekly report Em Dia com a BSC (Up to Date with the BSC), as well as numerous communication pieces supporting awareness programs and campaigns.

Outside the company, Bahia Sul maintains two community visiting programs that, in 2001, received 3.405 people at the company.


ASSOCIAÇÃO COMUNITÁRIA

enina artesã do Centro Cultural Golfinho, Mucuri (BA)
rl making handicrafts at Centro Cultural Golfinho, Mucuri (BA)

DIÁLOGOS COM A COMUNIDADE

As atividades silviculturais e de produção de celulose e papel desenvolvidas pela Bahia Sul no extremo sul da Bahia constituem um pólo indutor do crescimento socioeconômico regional, contribuindo significativamente para a economia da Bahia e a geração de divisas para o País, com destaque para o incremento da renda, a geração de impostos e a melhoria da qualidade de vida.

Na esteira da implantação do agronegócio, a partir de 1989 foram realizados investimentos da ordem de US$ 74 milhões para dotar a região de infra-estrutura capaz de suportar o empreendimento: vilas residenciais, escolas, hospital, estradas e comunicações que, ao serem incorporados à realidade local, representam, hoje, diferenciais importantes na relação empresa-comunidade.

Com o pensamento voltado para educação, saúde e qualidade de vida, a Bahia Sul investe e incentiva a criação de programas que contribuam para a reinserção social e desenvolvimento do potencial da região, reforçando, assim, seu papel social.

EDUCAÇÃO

A Bahia Sul reúne, hoje, quatro projetos importantes na área de educação, que considera essencial para a construção de uma sociedade mais justa, com valores éticos consolidados e espaço para o pleno exercício da cidadania.

MANUTENÇÃO DE ESCOLAS

A empresa mantém duas escolas, uma de primeiro e outra de segundo grau, com infra-estrutura completa e alto padrão de ensino, que beneficiam cerca de 684 alunos, dos quais 193 da comunidade. Em 2001, os investimentos nesse projeto somaram R$ 1,3 milhão.

PROJETO EDUCAÇÃO

Promover a capacitação de professores da rede pública de ensino, contribuindo para melhoria e qualidade do aprendizado da 5ª à 8ª série, nas disciplinas Língua Portuguesa, Matemática, História, Geografia e Ciências. Com esse objetivo, o projeto, implantado em parceria com a Secretaria de Educação do Governo da Bahia, o Instituto Anísio Teixeira e secretarias municipais de educação, com o apoio do BNDES, já beneficiou cerca de 7 mil alunos, com a capacitação de 230 professores.

SOCIAL RESPONSIBILITY:

DIALOGUES WITH THE COMMUNITY

The forest, pulp and paper production activities performed by Bahia Sul in South Bahia constitute an inductor center of the regional social and economical growth, contributing significantly towards the economy of Bahia and the generation of foreign exchange credits for the Country, stressing the increase of income, generation of taxes and improvement of the quality of life.

In the wake of implanting the agronomic business, from 1989 on investments of approximately US$ 74 million were made to provide for the region an infrastructure capable of supporting the enterprise: residential condominiums, schools, hospital, roads and communications that, when incorporated to the local reality, represent, today, important differentials in the company-community relationship.

With its mind directed towards education, health and quality of life, Bahia Sul invests and encourages the creation of programs that contribute towards the social reinsertion and development of the region's potential, thus, reinforcing its social role.


GOLFINHO

Apoio da Bahia Sul à Associação Comunitária Golfinho beneficia 200 crianças no ensino fundamental
Bahia Sul's support to the Associação Comunitária Golfinho benefits 200 children of the elementary school



Alunos do Projeto Cidadão Educar
Students of the Cidadão Educar Project

Projeto Cidadão Educar
Buscando estimular o desenvolvimento pessoal e a auto-estima de alunos para dar continuidade à formação do ensino fundamental, o projeto - que conta com o apoio do Serviço Social da Indústria (Sesi), empresas da área de silvicultura, Secretaria Municipal de Educação de Teixeira de Freitas e BNDES - deve viabilizar a formação de 209 alunos em 2002. Desde 1996, quando foi criado, o Cidadão Educar já beneficiou 391 pessoas.

Educação ambiental
Projeto Sementeira
Com o objetivo de capacitar e sensibilizar professores da rede municipal de ensino em educação ambiental, o projeto adota metodologias que estimulam os alunos a perceber a importância da preservação do planeta e o papel de cada um na busca de qualidade de vida. Já implantado em cinco cidades do extremo sul da Bahia, o Projeto Sementeira tem o apoio de secretarias municipais, da ONG Fundação Relictos e do BNDES e possibilitou a capacitação de 1.059 professores em 146 escolas, promovendo a educação ambiental entre 28,2 mil alunos.

Cultura
Com o projeto Biblioteca para Todos, considerado pólo de difusão cultural, a Bahia Sul, em parceria com o Instituto Ecofuturo, a Secretaria de Cultura e Turismo da Bahia e prefeituras municipais, busca facilitar o acesso ao livro, estimulando a leitura e o exercício da cidadania.

O projeto prevê a implantação de bibliotecas em 14 municípios da Bahia. Em 2001, investimentos de R$ 350 mil beneficiaram seis cidades: Rui Barbosa, Mucuri, Nova Viçosa, Alcobaça, Caravelas e Mascote.



Colégio Leon Feffer: aulas de Informática para crianças
Leon Feffer School: Informatics classes for children

Education
At present, Bahia Sul has four important projects in the education area, which it considers essential for constructing a fairer society, with consolidated ethic values and room for the full exercise of citizenship.

Maintenance of schools
The company maintains two schools, elementary and high school, with complete infrastructure and high standard of teaching, which benefit approximately 684 pupils, 193 of which are from the community. In 2001, the investments on that project reached R$ 1.3 million.

EducAção Project (EducAction Project)
To promote teachers training of public elementary schools, contributing to the improvement and quality of education from 5th to 8th grade, in the subjects of Portuguese Language, Mathematics, History, Geography and Science. With that objective, the project, implanted in partnership with the Department of Education of Bahia Government, the Anísio Teixeira Institute and municipal departments of education, with BNDES support, has already benefited about 7 thousand pupils, through the training of 230 teachers.

Cidadão Educar Project (Citize'sn Education Project)
Seeking to encourage the personal development and self-esteem of pupils in order to continue the education of elementary school, the project – that has support of Serviço Social da Indústria (SESI) (Industry's Social Service), forest area companies, Teixeira de Freitas municipal department of education and BNDES – should make possible the education of 209 pupils in 2002. Since 1996, when it was created, the Cidadão Educar already benefited 391 people.

Environmental education
Sementeira (Seed-Bed) Project
With the objective of training and impressing teachers of the municipal schools in relation to environmental education, the project adopts methodologies that encourage the pupils



Projeto Sementeira: sensibilizando educadores e crianças para a preservação ambiental

Sementeira Project: attracting teachers' and children's attention to the environmental preservation



Associação Comunitária Amanhã: o livro ao alcance de todos
Associação Comunitária Amanhã: the book accessible to everyone

Comunidade

Associação Comunitária Golfinho

A empresa é a principal mantenedora da associação, que é resultado do trabalho de um grupo de voluntários e está vinculada à Colônia de Pescadores de Mucuri. A entidade mantém atividades fundamentais para a comunidade, como educação infantil, alfabetização de adultos, cursos nas áreas de culinária e informática, programas voltados para prevenção do câncer de útero e pré-natal.

O projeto, que conta com o apoio do BNDES e da prefeitura municipal de Mucuri, beneficia em média 1,9 mil pessoas por ano, entre crianças, adolescentes e adultos carentes da comunidade.

Centro Cultural Golfinho

Criado pela Associação Comunitária Golfinho, com o apoio da Bahia Sul, por meio do Programa Faz Cultura do Governo do Estado da Bahia e do BNDES, o centro promove a valorização da cultura local a partir de cursos e oficinas de artesanato, capoeira e fabricação de instrumentos musicais. Com investimentos de R$ 180 mil, o centro beneficiou 1.750 pessoas em 2001.

to notice the importance of the planet's preservation and the role of each one in seeking for quality of life. Already implanted in five cities of South Bahia, the Sementeira Project is supported by municipal departments, the NGO Relictos Foundation and BNDES, and allowed the training of 1,059 teachers in 146 schools, promoting environmental education for 28.2 thousand pupils.

Culture

With the Biblioteca para Todos (Library for All) project, considered a center of cultural dissemination, Bahia Sul, in partnership with the Ecofuturo Institute, Department of Culture and Tourism and municipal governments, tries to facilitate the access to books, encouraging reading and the exercise of citizenship.

The project plans to implant libraries in 14 counties of Bahia. In 2001, investments of R$ 350 thousand benefited six cities: Rui Barbosa, Mucuri, Nova Viçosa, Alcobaça, Caravelas and Mascote.

Community

Golfinho Community Association

The company is the main association maintainer, which is the result of the work of volunteers and is connected to the Fishermen Colony of Mucuri. The entity maintains basic activities for the community, such as children's education, teaching adults to read and write, courses in cooking and computing areas, programs directed to womb cancer prevention and prenatal care.

The project, which has the support of BNDES and the municipal government of Mu-



Brincando, a criança desenvolve seus potenciais na Associação Comunitária Golfinho
Playing, children develop their potential at the Associação Comunitária Golfinho

Programa de Fomento Florestal

A Bahia Sul Celulose desenvolve, em parceria com 100 proprietários rurais, no extremo sul da Bahia, o Programa de Fomento de Madeira de Eucalipto para ampliar a oferta de matéria prima para o abastecimento de sua unidade industrial. Os plantios, que utilizam as técnicas mais avançadas de manejo florestal, são feitos prioritariamente em áreas ociosas, o que permite a diversificação das atividades produtivas, incremento da renda do produtor e a oferta de madeira para benfeitorias, reduzindo a pressão sobre as áreas de reserva de matas nativas. Nos últimos dois anos, a atividade de fomento foi responsável pela geração de 140 mil metros cúbicos de madeira.

Saúde

Rede de Saúde Paineiras

Mantida pela empresa, a rede é constituída por um moderno hospital com 12 leitos e uma clínica médica, onde são realizados cerca de 55 mil exames e 25 mil atendimentos ambulatoriais e de emergência por ano, dos quais 60% voltados à comunidade. Em 2001, a Bahia Sul investiu R$ 816,9 mil no programa de saúde.

Solidariedade

Programa de Voluntariado

Com o objetivo de criar espaço e estimular os colaboradores da Bahia Sul a exercer seu papel de cidadãos, o programa busca a participação na solução de questões sociais e a adoção de novas formas de aprendizado e vínculos com a comunidade.

O programa, que contou com investimentos de R$ 64 mil em 2001 e participação de 600 colaboradores, realizou quatro campanhas de doação de alimentos, roupas, brinquedos e cartão de Natal, cursos de capacitação de voluntários para atuar nas áreas de saúde, educação e meio ambiente, formação de palestrantes e agentes do conhecimento a serviço da comunidade.



Sede da Associação Comunitária Golfinho
Facilities of the Associação Comunitária Golfinho



ARQUIVO BAHIA SUL

Festa de aniversário em creches: ação do Programa Voluntariado Empresarial
Birthday party in a Day-care: an action of the Programa Voluntariado Empresarial (Volunteer Program)

curi, benefits an average of 1,900 people per year, between needy children, adolescents and adults of the community.

Golfinho Cultural Center

Created by Golfinho Community Association, with support of Bahia Sul, through Bahia Gorvernment's Faz Cultura Program (a cultural program) and BNDES, the center promotes the value of the local culture by means of craft workshops and courses, capoeira and the manufacture of musical instruments. With investments of R$ 180 thousand, the center benefited 1,750 people in 2001.

Forest Development Program

Bahia Sul Celulose, in partnership with 52 farm owners, has developed a Forest Development Program to increase its wood production, used in paper manufacturing and income generation for the community. The program, with great environmental and social appeal, foresees the use of 40% of idle areas, avoiding forest devastation and assuring the maintenance of other productive activities.

Health

Paineiras Health Network

Maintained by the company, the network consists of a modern hospital with 12 beds and a medical clinic, where approximately 55 thousand exams and 25 thousand outpatient emergency medical services are carried out per year, of which 60% are directed to the community. In 2001, Bahia Sul invested R$ 816.9 thousand in the health program.

Solidarity

Volunteer Program

With the objective of creating room and encouraging Bahia Sul's collaborators to exercise their role of citizens, the program asks for the participation in solving social issues and the adoption of new ways of learning and links with the community.

The program, that received investments of R$ 64 thousand in 2001 and the participation of 600 collaborators, carried through four donation campaigns of food, clothes, toys and Christmas cards, training courses for volunteers to work in the health, education and environment areas, training for lecturers and knowledge agents at the service of the community.

Formação de Gestores Sociais

O projeto, implantado em 2001, com recursos de R$ 98 mil, possibilita a formação de gestores sociais para atuar no terceiro setor e abrange conhecimentos e práticas nas áreas de captação de recursos, marketing social e administração de projetos sociais. O programa capacita voluntários, líderes comunitários e equipes de coordenação e supervisão de entidades sociais em administração.

Resultado da parceria entre a Bahia Sul, a Associação dos MBA, a Universidade de São Paulo (USP) e o BNDES, o projeto envolve cerca de 52 entidades sociais e deve formar cem gestores no extremo sul da Bahia.

Coral

Em 2001, a Bahia Sul investiu R$ 78 mil na formação do Coral EmCanto, visando estimular a participação de seus colaboradores nas ações de responsabilidade social desenvolvidas pela empresa. O coral, que reúne 49 pessoas, fez apresentações em asilos, creches e outras entidades beneficentes e culturais.

Training of Social Managers

The project, implanted in 2001, with resources of R$ 98 thousand, allows the training of social managers in order to work in the third sector and includes knowledge and practice in the resource collection, social marketing and social project administration areas. The program trains volunteers, community leaders and coordination and supervision teams of social entities in management.

A result of the partnership between Bahia Sul, MBA Association, University of São Paulo (USP) and the BNDES, the project involves approximately 52 social entities and should train 100 managers in South Bahia.

Choir

In 2001, Bahia Sul invested R$ 78 thousand in the formation of the EmCanto Choir, with the objective of encouraging the participation of its collaborators in the social responsibility activities developed by the company. The choir, with 49 people, has performed in institutions, day cares and other charity and cultural entities.



Coral Bahia Sul EmCanto formado por 50 colaboradores: um ano de vida com mais de 20 apresentações para a comunidade
Bahia Sul's EmCanto Choir formed by 50 collaborators: one year old, with more than 20 presentations to the community

B A L A N Ç O   S O C I A L   A N U A L - 2 0 0 1

ANNUAL SOCIAL BALANCE SHEET - 2001

Bahia Sul Celulose S/A

1) Base de Cálculo/ *Sources for Calculation*	**2001** Valor (Mil Reais)/*Amount (KR$)*	**2000** Valor (Mil Reais)/*Amount (KR$)*
Receita Líquida (RL)/*Net Income (NI)*	774.410	734.260
Resultado Operacional (RO)/*Operational Results (OR)*	110.046	209.835
Folha de Pagamento Bruta (FPB)/*Gross Pay Roll (GPR)*	42.723	38.992

2) Indicadores Sociais Internos/*Internal Social Indicators*	Valor/*Amount* (MilR$)/*(KRG)*	% Sobre/*Over* FPB/*GPR*	% Sobre/*Over* RL/*NI*	Valor/*Amount* (MilR$)/*(KRG)*	% Sobre/*Over* FPB/*GPR*	% Sobre/*Over* RL/*NI*
Alimentação/*Food*	3.012	7,05	0,39	2.420	6,21	0,33
Encargos sociais compulsórios/*Social fees*	15.256	35,71	1,97	13.199	33,85	1,80
Saúde/*Health*	2.287	5,35	0,30	2.777	7,12	0,38
Segurança e medicina no trabalho/*Safety and medical care*	2.059	4,82	0,27	447	1,15	0,06
Educação/*Education*	49	0,11	0,01	1.345	3,45	0,18
Cultura/*Culture*	78	0,18	0,01	-	-	-
Capacitação e desenv. profissional/*Prof. development and training*	970	2,27	0,13	739	1,90	0,10
Creches ou auxílio-creche/*Day care*	22	0,05	0,00	21	0,05	0,00
Particip. nos lucros ou resultados/*Results/Profit sharing*	4.101	9,60	0,53	4.039	10,36	0,55
Outros/*Others*	-	-	-	-	-	-
Total-Indicadores Soc. Internos/*Total-Int.Social Indicators*	**27.834**	**65,15**	**3,59**	**24.987**	**64,08**	**3,40**

3) Indicadores Sociais Externos/*External Social Indicators*	Valor/*Amount* (Mil R$)/*(KR$)*	% Sobre/*Over* RO/*OR*	% Sobre/*Over* RL/*NI*	Valor/*Amount* (Mil R$)/*(KR$)*	% Sobre/*Over* RO/*OR*	% Sobre/*Over* RL/*NI*
Educação/*Education*	1.636	1,49	0,21	1.361	0,65	0,19
Cultura/*Culture*	544	0,49	0,07	19	0,01	0,00
Saúde e saneamento/*Health and sanitation*	820	0,75	0,11	721	0,34	0,10
Esporte/*Sports*	115	0,10	0,01	107	0,05	0,01
Outros/*Others*	272	0,25	0,04	214	0,10	0,03
Total da Contrib. p/ a Sociedade/*Total of Social Contributions*	**3.387**	**3,08**	**0,44**	**2.423**	**1,15**	**0,33**
Tributos (excluídos encarg. sociais)/*Taxes (excluding social fees)*	50.270	45,68	6,49	56.462	26,91	7,69
Total - Indicadores Soc. Externos/*Total - External Social Indicators*	**53.657**	**48,76**	**6,94**	**58.885**	**28,06**	**8,01**

4) Indicadores Ambientais/*Environmental Indicators*						
Relacionados com a operação da empresa /*Related to company's operation*	1.694	1,54	0,22	1.263	0,60	0,17
Em Programas e/ou projetos externos /*In Programs and/or projects*	467	0,42	0,06	347	0,17	0,05
Total - Invest. em Meio Ambiente/*Total Environmental Indicators*	**2.161**	**1,96**	**0,28**	**1.610**	**0,76**	**0,22**

5) Indicadores do Corpo Funcional/*Staff Indicators*		
N° de empreg. ao final do período/*Nr. of employees at year end*	1.217	1.226
N° de admissões durante o período/*Nr. of hired employees within the year*	158	84
N° de empregados terceirizados/*Nr. of third parties employees*	2.534	2.602

6) Informações Relevantes quanto ao Exercício da Cidadania Empresarial/*Relevant Informations related to Company's Citizenship Exercise*

Os projetos sociais e ambientais desenvolvidos pela empresa foram definidos:	*The social and environmental projects developed by the company were defined:*	( ) pela direção/*by the directory* (X) direção e gerências/*directory & management* ( ) todos os empregados/*all the employees*	( ) pela direção/*by the directory* (X) direção e gerências/*directory & management* ( ) todos os empregados/*all the employees*
A participação nos lucros ou resultados contempla:	*The result/profit sharing awards:*	( ) direção/*directory* ( ) direção e gerências/*directory & management* (X) todos os empregados/*all the employees*	( ) direção/*directory* ( ) direção e gerências/*directory & management* (X) todos os empregados/*all the employees*
Na seleção dos fornecedores, os mesmos padrões éticos e de responsabilidade social e ambiental adotados pela empresa:	*In suppliers' selection, the same ethical, socially responsible and environmental standards adopted by the company:*	( ) não são considerados/*not considered* (X) são sugeridos/*are suggested* ( ) são exigidos/*are requested*	( ) não são considerados/*not considered* (X) são sugeridos/*are suggested* ( ) são exigidos/*are requested*
Quando à participação dos empregados em programas de trabalho voluntário, a empresa:	*As for the employees participation in voluntary programs, the company:*	( ) não se envolve/*does not get involved* (X) apóia/*supports* (X) organiza e incentiva/*organizes & incentivates*	( ) não se envolve/*does not get involved* (X) apóia/*supports* (X) organiza e incentiva/*organizes & incentivates*

7) Outras Informações/ Other Information

SUZANO PETROQUÍMICA



Politeno, Pólo Petroquímico de Camaçari (BA)

Politeno, Pólo Petroquímico of Camaçari (BA)

Gestão Moderna e Transparente

Modern and Transparent Management

A cisão que originou em 2001 a Suzano Petroquímica tornou mais transparente para o público externo essa importante área de investimento da Suzano. As quatro empresas do setor petroquímico ligadas à Suzano - a Rio Polímeros, a Polibrasil, a Politeno e a Petroflex - são exemplos bem-sucedidos de gestão moderna, na qual prioridades como produtividade e lucro são harmonizadas com itens fundamentais da responsabilidade empresarial, como o respeito aos colaboradores, às comunidades e ao meio ambiente.

Mostrando sua pujança e solidez, todas enfrentaram vitoriosamente as turbulências econômicas de 2001 e prepararam (caso mais específico da Polibrasil e da Rio Polímeros) novas ações de impacto para o desenvolvimento econômico e social das regiões onde estão instaladas.

The split that originated, in 2001, Suzano Petroquímica made that important investment area of Suzano more transparent for the external public. The four companies of the petrochemical sector connected to Suzano – Rio Polímeros, Polibrasil, Politeno and Petroflex – are successful examples of modern management, in which priorities such as productivity and profit are harmonized with fundamental corporate responsibility matters, such as respect to the collaborators, communities and environment.

Showing strength and solidity, they all successfully faced the economic turbulences of 2001 and prepared (more specifically Polibrasil and Rio Polímeros) new impact activities for the economical and social development of the regions where they are installed.



Rio Polímeros: respeito ao meio ambiente
Rio Polímeros: respect to the environment



Petroflex: certificação ISO 14001 de meio ambiente
Petroflex: environmental ISO 14001 certification

ARQUIVO SUZANO



Politeno: formação educacional de crianças carentes
Politeno: education for needy children



Polibrasil: programa de ajuda às escolas
Polibrasil: program to assist schools

Rio Polímeros

Perfil

Criada em 1996, a Rio Polímeros é a responsável pela implementação do Pólo Gás-Químico do Rio de Janeiro, um dos mais ambiciosos projetos industriais brasileiros e o maior do Estado do Rio, cujo início da operação comercial está previsto para 2005.

Instalado nos arredores da refinaria Reduc, em Duque de Caxias (RJ), ele terá duas unidades - uma de pirólise de etano e propano (frações do gás natural), com capacidade instalada de produção de 520 mil toneladas por ano de eteno, e outra produtora de polietilenos de alta densidade (PEAD) e linear de baixa densidade (PELBD), com capacidade de produção de 540 mil toneladas/ano.

O novo complexo envolve investimentos de US$ 1,1 bilhão e tem seu controle acionário dividido entre a Suzano (33,33%), a Unipar (33,33%), a Petroquisa (16,67%) e a BNDESPAR (16,67%). Será o primeiro no País a empregar frações do gás natural como matéria-prima petroquímica para a fabricação de eteno (utilizado na produção de polietilenos) e o primeiro projeto petroquímico integrado no Brasil, reunindo na mesma área industrial unidades produtoras de eteno e polietilenos.

Quando começar a operar, o empreendimento constituirá o quarto pólo petroquímico do País e o terceiro na produção de polietilenos.

Princípios e valores

O Pólo Gás-Químico do Rio de Janeiro está sendo concebido dentro dos mais elevados padrões de transparência, desde seu planejamento inicial até sua entrada em funcionamento. São detalhes relevantes seu pioneirismo no uso de frações do gás natural (mais barato e menos poluente) para a obtenção de eteno, sua localização privilegiada - no Estado do Rio de Janeiro (maior produtor de gás natural do País), ao lado da refinaria Reduc e na região Sudeste (o maior mercado consumidor) - e o impacto profundamente positivo que terá sobre a economia e as comunidades da região.

Além de favorecer a instalação de novas empresas e gerar cerca de US$ 100 milhões anuais em impostos, ele deverá criar mais de 3 mil empregos diretos e 4 mil vagas durante as obras de implantação, além de incentivar a instalação de cerca de 40 novas indústrias em território fluminense.

O pioneirismo do pólo no uso do gás natural para a obtenção do eteno justifica-se não apenas por razões de custo. Comparado a sua concorrente nafta (derivada do petróleo), o uso de frações do gás natural é uma alternativa menos poluente e permite maior produtividade: enquanto 100 quilos de nafta originam 30 quilos de eteno, a mesma quantidade de gás natural resulta em 80 quilos do produto.

Profile

Created in 1996, Rio Polímeros is responsible for the implementation of the Pólo Gás-Químico (Gas Chemical Center) of Rio de Janeiro, one of the most ambitious Brazilian industrial projects and the largest of the State of Rio, whose beginning of commercial operation is planned for 2005.

Installed in the vicinity of the Reduc refinery, in Duque de Caxias (RJ), it will have two units – one of ethane and propane pyrolisis (fractions of natural gas) with an installed production capacity of 520 thousand tons per year of ethene; and other producing, high density (PEAD) and low density linear (PELBD) polyethylenes, with a production capacity of 540 thousand tons/year.

The new complex involves investments of US$ 1.1 billion and has its share control divided between Suzano (33.33%), Unipar (33.33%), Petroquisa (16.67%) and BNDESPAR (16.67%). It will be the first in the Country to use natural gas fractions as petrochemical raw material to manufacture ethene (used in the production of polyethylenes) and it is the first integrated petrochemical project in Brazil with ethene and polyethylenes producing units in the same industrial area. When it starts operating, the enterprise will be the fourth petrochemical center of the Country and the third in polyethylene production.

Principle and Values

The Pólo Gás-Químico of Rio de Janeiro is being conceived within the highest transparent standards, from its initial planning up to it begins operation. Its pioneering in the use of natural gas fractions (cheaper and less pollutant) to obtain ethene, its privileged localization – in the State of Rio de Janeiro (largest producer of natural gas of the Country), next to the Reduc refinery and in the South-eastern region – and the strongly positive impact that it will have on the economy and on the communities of the region are relevant details.

In addition to favoring the installation of new companies and generating approximately US$ 100 million per year in taxes, it will create more than 3 thousand direct jobs and 4 thousand vacancies during the implantation works, besides encouraging the installation of around 40 new industries in the State of Rio de Janeiro.

The pioneering feature of the center in using natural gas to obtain ethene is not justified only by cost reasons. Compared with its competitor naphtha (by-product of petroleum), the use of natural gas fractions is a less pollutant alternative and allows greater productivity: while 100 kilos of naphtha originate 30 kilos of ethene, the same quantity of natural gas results in 80 kilos of the product.

O ano de 2001 foi crucial para o Pólo Gás-Químico do Rio de Janeiro. O término da estruturação do pacote de financiamento permitiu que, em novembro, o consórcio internacional ABB Lummus/Snamprogetti recebesse autorização para executar plenamente o projeto. As unidades devem entrar em operação em até 40 meses a partir dessa data.

Outros contratos já firmados garantem a solidez do projeto. Entre eles estão os de financiamento, de fornecimento de etano e propano com a Petrobras e de licenciamento da moderna tecnologia Unipol, da Univation Technologies, para a produção de polietilenos; o contrato de exportação de polietilenos com a trading americana Vinmar, que adquirirá 150 mil toneladas de polietilenos por ano, nos primeiros quatro anos de operação da Rio Polímeros, e 100 mil toneladas anuais nos seis anos seguintes (um hedge importante, por assegurar faturamento em moeda forte); e o contrato de prestação de serviços de embalagem e expedição de produtos com a empresa belga Katoen Natie, dona de grande experiência em operações do gênero na petroquímica brasileira e mundial.

As despesas com o projeto em 2001 somaram US$ 94,2 milhões e foram totalmente financiadas com capital próprio dos acionistas.

Em Duque de Caxias, a Rio Polímeros participa da Associação das Empresas de Campos Elíseos (Assecamp), fundada em maio de 2001, que planeja e executa medidas capazes de contribuir para a melhoria das condições da área. Dentre as ações desenvolvidas destacam-se melhoria e organização das placas indicativas das empresas; aumento do efetivo de rondas policiais e uma viatura nova; melhorias das condições de tráfego e limpeza; e assinatura de convênio para a implantação de serviços médicos, de engenharia e de segurança do trabalho.

Em conjunto com a Petroflex, a Fundação Estadual de Engenharia do Meio Ambiente (Feema) e o Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Ibama), a Rio Polímeros já plantou cerca de 4 mil mudas de vegetação típica nos manguezais na área da empresa.



ARQUIVO RIO POLÍMEROS

Rio Polímeros: tecnologia de ponta e preservação ambiental
Rio Polímeros: latest technology and environmental preservation

2001 was critical for the Pólo Gás-Químico of Rio de Janeiro. The conclusion of the financing package structure allowed, in November, the international consortium ABB Lummus/Snamprogetti to receive authorization to fully execute the project. The units shall begin operations in up to 40 months as from that date.

Other already signed contracts guarantee the solidity of the project. Among them are those of financing, ethane and propane supply with Petrobras and the licensing of Unipol modern technology, of Univation Technologies, for the production of polyethylenes; the contract for export of polyethylenes with the American trading company Vinmar, which will purchase 150 thousand tons of polyethylenes per year, during the first four years of operation of Rio Polímeros, and 100 thousand tons per year during the following six years (an important hedge, as it guarantees income in hard currency); and the service contract for product packaging and shipment with the Belgium company Katoen Natie, which has a large experience in this type of operation in the Brazilian and international petrochemical segment.

The expenses with the project reached US$ 94.2 million in 2001 and were fully financed by the shareholders the capital.

In Duque de Caxias, Rio Polímeros is a member of the Associação das Empresas de Campos Elíseos (ASSECAMP) (an association of companies), founded in May 2001, which plans and takes capable steps to contribute to the improvement of the area's conditions. Within the activities developed are the improvement and discipline of the company's sign posts, increase of the number of policemen and a new police car, improvement of traffic and cleaning conditions and the signing of an agreement to implant a medical, engineering and occupational safety service.

Along with Petroflex, the Fundação Estadual de Engenharia do Meio Ambiente (State Foundation of Environmental Engineering) (Feema) and the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of Environment and Renewable Natural Resources) (Ibama), Rio Polímeros has already planted approximately 4 thousand seedlings of native vegetation in the mangroves within the company's area.

POLIBRASIL

PERFIL

Primeira empresa a fabricar polipropileno na América Latina, a Polibrasil é também uma das líderes desse segmento no hemisfério sul. As três unidades industriais da empresa, em Mauá (SP), Duque de Caxias (RJ) e Camaçari (BA), possuem capacidade total instalada de produção de 450 mil toneladas por ano. Todas conquistaram as certificações ISO 9001 e ISO 14001. A empresa também controla a Policom, fabricante de compostos de polipropileno situada na Bahia, cuja capacidade instalada de produção é de 24 mil toneladas/por ano.

Fundada em 1978, a Polibrasil é de propriedade de dois grupos, cada qual com 50% das ações: a Suzano e a Basell (maior produtora mundial de polipropileno e líder de tecnologia nessa área). A empresa exporta para cerca de 40 países.

A nova unidade de produção de polipropileno em Mauá (SP), cujo investimento, incluindo as instalações adjacentes, necessárias a sua operação, monta a US$ 215 milhões, terá capacidade de produção de 300 mil toneladas/ano e contará com moderna tecnologia de produção. Com sua entrada em operação, em dezembro de 2002, a Polibrasil se dotará de uma das maiores linhas de produção de polipropileno do mundo, elevando sua capacidade de produção para 625 mil toneladas de resinas de polipropileno por ano.

A nova unidade de Mauá produzirá uma linha completa de homopolímeros, copolímeros de impacto e copolímeros randômicos, que conferirá à empresa maior qualidade, flexibilidade e capacidade para atender à demanda do mercado.


ARQUIVO POLIBRASIL

Valorização e capacitação de pessoas
Valuing and training people

PROFILE

The first polypropylene manufacturer in Latin America, Polibrasil is also one of the leaders of that segment in the Southern hemisphere. The three industrial units of the company, in Mauá (SP), Duque de Caxias (RJ) and Camaçari (BA), have a total installed production capacity of 450 thousand tons per year. They all got the ISO 9001 and ISO 14001 certifications. The company also controls Policom, manufacturer of polypropylene compounds located in Bahia, whose installed production capacity is 24 thousand tons per year.

Founded in 1978, Polibrasil is owned by two groups, each one with 50% of the shares: Suzano and Basell (the largest worldwide polypropylene producer and leader of the technology in that area). The company exports to approximately 40 countries.

The new polypropylene production unit in (SP), whose investment, including the adjacent facilities, necessary for its operation, reaches US$ 215 million, will have a production capacity of 300 thousand tons / year and will have a modern production technology. When it begins operation, in December 2002, Polibrasil will have one of the largest polypropylene production lines worldwide, increasing its production capacity to 625 thousand tons per year of polypropylene resins.

The new unit of Mauá will produce a complete line of homopolymers, impact copolymers and randomic copolymers, which will give the company greater quality, flexibility and capacity to meet the market's demand.

The company and its shareholders are assessing an investment in Duque de Caxias unit, which might expand its present capacity from 200 thousand tons/year to 240 thousand tons/year.

PRINCIPLES AND VALUES

Polibrasil tries to contemplate all the participants of its business with equity and equilibrium, from the shareholders up to the community in which the industry is inserted.

The company proposes to protect the investment of the shareholders, providing them a profit compatible with their expectations. On the other hand, the customers must be conquered and kept through the development and supply of products and services that are attractive regarding price, quality, safety and environmental impact.

Aware that the commercial success depends on the full effort of all the collaborators, Polibrasil stresses in its activity the respect to human rights, establishment of safe and dignified working conditions and the promotion of individual development and of the best use of talent. The company also defends equal working opportunities and encourages the participation of the collaborators in planning and directing of jobs and in the application of these principles in the company.

The issues of health, safety and environmental conservation are considered strategic by the company, which deals with them jointly, seeking their proper management and adopting the continuous improvement practice.

The suppliers and partners must be the objective of beneficial relationships for both parties, which also contemplate the principles defended by the company.

A empresa e seus acionistas estão avaliando um investimento em sua unidade de Duque de Caxias, podendo ampliar sua capacidade atual de 200 mil toneladas/ano para 240 mil toneladas/ano.

PRINCÍPIOS E VALORES

A Polibrasil procura contemplar com eqüidade e equilíbrio todos os participantes de seu negócio, desde os acionistas até a comunidade na qual a indústria está inserida.

A empresa propõe-se proteger o investimento dos acionistas, proporcionando-lhes um retorno compatível com suas expectativas. Por seu lado, os clientes devem ser conquistados e mantidos a partir do desenvolvimento e fornecimento de produtos e serviços atraentes em termos de preço, qualidade, segurança e impacto ambiental.

Ciente de que o sucesso comercial depende do empenho pleno de todos os colaboradores, a Polibrasil sublinha em sua atuação o respeito aos direitos humanos, o estabelecimento de condições de trabalho dignas e seguras e a promoção do desenvolvimento individual e do melhor uso do talento. A empresa também defende oportunidades iguais de trabalho e incentiva a participação dos colaboradores no planejamento e direção dos trabalhos e na aplicação desses princípios no âmbito interno.

As questões de saúde, segurança e conservação ambiental são consideradas estratégicas pela empresa, que as trata de forma conjunta, buscando seu gerenciamento adequado e adotando a prática da melhoria contínua.

Os fornecedores e parceiros devem ser objeto de relacionamentos benéficos para ambos os lados, que também contemplem os princípios defendidos pela empresa.

A Polibrasil compromete-se ainda a conduzir seus negócios como empresa socialmente responsável, observando as leis do País, dando apoio aos direitos humanos fundamentais em consonância com o exercício legítimo da atividade e contribuindo para o desenvolvimento sustentável.

ESTRUTURA E FUNCIONAMENTO

A promoção de atividades está vinculada ao Sistema de Gestão em SSCA (Saúde, Segurança e Conservação Ambiental), que leva em conta: a saúde e segurança dos colaboradores efetivos e contratados, clientes e público em geral; a proteção do meio ambiente; e a prevenção de danos à propriedade.

A Polibrasil também adota os princípios recomendados no Programa de Atuação Responsável da Indústria Química, elaborado pela Associação Brasileira da Indústria Química (Abiquim). Ela envolve a observação das leis governamentais sobre saúde, segurança e preservação ambiental; a manutenção da integração e da competência em tais setores, com a realização de programas que colaborem para esse fim; a melhoria contínua de desempenho - trabalhando para isso com a inovação tecnológica, a educação e as práticas de gerenciamento; e a promoção de uma cultura positiva que reduza o número de acidentes e possibilite respostas rápidas a agressões a pessoas, ao ambiente e ao patrimônio.

As relações com clientes, fornecedores e a comunidade também são regidas pelos requisitos fixados no Programa de Atuação Responsável da Indústria Química.

Polibrasil is also committed to conduct its business as socially responsible members complying with the laws of the Country, supporting fundamental human rights in harmony with the legitimate exercise of the activity and contributing towards sustainable development.

STRUCTURE AND OPERATION

The promotion of activities is connected to the Management System in SSCA (Saúde, Segurança e Conservação Ambiental (Health, Safety and Environmental Conservation), which takes into account, the health and safety of the permanent and temporary collaborators, customers and public in general; the protection of the environment, and the prevention of damages to the property.

Polibrasil also adopts the recommended principles in the Programa de Atuação Responsável da Indústria Química (Chemical Industry Responsible Performance Program), prepared by the Associação Brasileira da Indústria Química (Abiquim – (Brazilian Association of the Chemical Industry). It involves the compliance with governmental laws on health, safety and environmental preservation; the maintenance of the integration and capability in such sectors, by carrying out programs that help reach this purpose; the education and management practices; and the promotion of a positive culture that reduces the number of accidents and makes possible fast answers to aggressions against people, environment and property.

The relationships with customers , suppliers and the community are also directed by the requirements established in the Programa de Atuação Responsável da Indústria Química.



ARQUIVO POLIBRASIL

A Polibrasil adota os princípios de segurança recomendados pela Associação Brasileira da Indústria Química
Polibrasil adopts the principles of safety recommended by the Associação Brasileira da Indústria Química

Em consonância com seu compromisso de contribuir para o desenvolvimento sustentável, a Polibrasil tem uma abordagem sistemática: a administração de saúde, segurança e meio ambiente, para obter uma melhoria contínua de desempenho.

A Polibrasil administra essas questões como qualquer outra atividade empresarial crítica, estabelecendo metas de melhoria, medindo, avaliando e aprendendo com o desempenho.

Assim, a Polibrasil, em sua divisão Resinas e Compostos, tem investido na melhoria contínua de processos e desempenho nessas áreas de acordo com sua política e em conformidade com a legislação aplicável.

Como conseqüência desse trabalho, a Polibrasil obteve a certificação de seu Sistema de Gestão em Saúde e Segurança pela norma internacional OHSAS 18001 (Occupational Health and Safety Assessment Series), com base nas diretrizes da British Standard 8800. A certificação, assegurada por meio de auditoria conduzida pela empresa DNV (Det Norskie Veritas) em junho de 2001, é uma das primeiras a serem obtidas por empresas brasileiras e comprova que as práticas e resultados obtidos pela Polibrasil atendem aos requisitos estabelecidos pelas normas.

VISÃO

A Polibrasil tem como meta ser a empresa mais bem-sucedida no mercado de polipropileno da América do Sul. Sempre pautada pelas palavras qualidade, flexibilidade e consistência em seu relacionamento com os clientes, a empresa trabalha incessantemente para entregar-lhes produtos de confecção esmerada e atualizada.

A nova unidade de Mauá dará à Polibrasil uma das maiores e tecnologicamente mais modernas linhas de produção de polipropileno do mundo. A capacidade de produção saltará de 450 mil toneladas/ano para 625 mil toneladas/ano.

Ao ampliar sua capacidade de produção, a Polibrasil ambiciona alinhar ainda mais seu leque de produtos com as necessidades do mercado nacional de polipropileno, que constantemente demanda produtos cada vez mais adequados às aplicações para as quais se destinam.

A expansão da unidade de Mauá contará com matéria-prima fornecida pela Petroquímica União e pela Refinaria de Capuava, uma garantia logística no fornecimento de matéria-prima. A nova unidade terá escala mundial de produção e localização privilegiada, dentro do principal mercado consumidor de polipropileno do País.

RELAÇÕES COM PARTES INTERESSADAS

Nas três regiões do País onde atua, a Polibrasil participa dos Conselhos Comunitários Consultivos, abrindo um importante meio de contato com representantes de vários segmentos da comunidade, prefeituras, escolas, ambientalistas, entre outros grupos.

In harmony with its commitment to contribute towards sustainable development, Polibrasil has a systematic approach: the health, safety and environmental administration, in order to get a continuous performance improvement.

Polibrasil administrates these issues as any other critical corporate activity, establishing improvement goals, measuring, evaluating and learning with the performance.

Thus, Polibrasil, in its Resin and Compound division, has invested in the continuous improvement of processes and performance in those areas in accordance with its policy and complying with the applicable legislation.

As a consequence of this work, Polibrasil got the certification of its Management System in Health and Safety by the international standard OHSAS 18001 (Occupational Health and Safety Assessment Series), based on the guidelines of the British Standard 8800. The certification, guaranteed by means of an audit conducted by DNV (Det Norskie Veritas) in June 2001, it is one of the first to be achieved by Brazilian companies and proves that the practices and results got by Polibrasil meet the requirements established by the standards.

VISION

Polibrasil's goal is to be the most successful company in the polypropylene market in South America. Always having in mind the words quality, flexibility and consistency in its relationship with costumers, the company works persistently to deliver them products of accurate and updated manufacture.

The new unit of Mauá will provide Polibrasil with one of the largest and technologically most modern polypropylene production line worldwide. The production capacity will increase from 450 thousand tons per year to 625 thousand tons per year.

By expanding its production capacity, Polibrasil hopes to align even more its range of products with the requirements of the local polypropylene market, which constantly demands products more and more adapted to the applications, which they are destined for.

The expansion of Mauá unit will have raw material supplied by Petroquímica União and by Capuava Refinery, a logistical guarantee in the supplying of raw material. The new unit will have world production scale and a privileged location, within the main polypropylene consumer market in the Country.



Polibrasil: certificação em Gestão de Saúde e Segurança
Polibrasil: certification in Health and Safety Management

Indicadores de Desempenho

Social

Conhecida pelo alto nível de compromisso e seriedade no tratamento com os clientes, a Polibrasil tem como objetivo apoiar empresas de vários setores para que possam desenvolver aplicações com o polipropileno. Nesse sentido, ela dispõe, em suas três unidades, de laboratórios e técnicos especializados, além de contar com a experiência e o apoio da Basell, líder em tecnologia no setor.

A nova planta de Mauá contará com modernissimos e sofisticados sistemas de garantia de qualidade, que incluirão um avançado sistema de controle, com elevado índice de automação. Os investimentos totais envolvidos, que somam US$ 215 milhões, acarretarão um salutar crescimento para a economia da região, gerando empregos e aumento da arrecadação de impostos pelo município.

A Polibrasil tem participado ativamente no desenvolvimento das regiões onde atua, por meio de câmaras de desenvolvimento regionais, no âmbito municipal e intermunicipal. Em Duque de Caxias, ela participa da Associação das Empresas de Campos Elíseos (Assecamp), fundada em maio de 2001, que planeja e executa medidas capazes de contribuir para a melhoria das condições da área.

A seguir, outras iniciativas nessa área:

Projeto Alquimia (Mauá) - Parceria com as sete prefeituras da região do ABCD (Santo André, São Bernardo do Campo, São Caetano do Sul, Diadema, Mauá, Ribeirão Pires e Rio Grande da Serra) na qualificação e formação de profissionais para o setor de transformação de plásticos, com aproximadamente 1,1 mil formados.

Programa Ver de Dentro/Portas Abertas (Camaçari) - Programa de visitação ao Pólo que objetiva intensificar o trabalho de aproximação entre as empresas do Pólo e as comunidades vizinhas.

Programa Bahiaplast (Camaçari) - A Polibrasil colabora com o governo da Bahia nesse empreendimento que busca atrair empresas transformadoras de plástico para o Estado.



As próteses da AACD são feitas com material doado pela Polibrasil

AACD's prosthesis are made with material donated by Polibrasil



Ambulância doada pela empresa para a comunidade do município de Dias D' Ávila

Ambulance donated by the company to the community of Dias D' Ávila

Doações (todas as unidades) - Entre os itens doados figuram: uma ambulância à comunidade de Santa Helena, do município de Dias d'Ávila; produtos para a AACD, como bancos ortopédicos e próteses; materiais de enfermagem para postos de saúde de bairros; refeições e combustível a equipes de vacinação; cobertores e agasalhos; gêneros alimentícios, materiais de divulgação, medicamentos para entidades de assistência à infância; móveis, computadores e utensílios para órgãos de segurança, entidades filantrópicas e de utilidade pública.

Relationships with Interested Parties

Polibrasil participates of the Consultant Community Councils in the three Brazilian regions where it is present, opening an important means of contact with representatives of various segments of the community, municipal governments, schools, environmentalists, among other groups.

Performance Indicators

Social

Known by its high level of commitment and seriousness in dealing with the costumer, Polibrasil also has the objective of supporting companies of various sectors so that they can develop applications with polypropylene. For this, it has laboratories and specialized technicians in its three units, as well as the experience and support of Basell, technology leader in the sector.

The new plant of Mauá will have very modern and sophisticated quality guarantee systems, which will include an advanced control system, with a high automation rate. The total investments involved, which amount to US$ 215 million, will lead to a healthy growth for the region's economy, generating jobs and increasing tax collection by the county.

Polibrasil has actively participated in the development of the regions where it operates, by means of regional development chambers, in the municipal and inter-municipal areas. In Duque de Caxias, it takes part in the Associação das Empresas de Campos Elíseos (ASSECAMP) (a company association), founded in May 2001, which plans and executes measurements capable to contribute to the improvement of the area conditions.

Below, you can find other initiatives in this area:

Alquimia Project (Mauá) – *Partnership with the seven City Halls of the ABCD region (Santo André, São Bernardo do Campo, São Caetano do Sul, Diadema, Mauá, Ribeirão Pires and Rio Grande da Serra) in the qualification and training of professionals for the plastic transformation sector, with approximately 1,100 graduated.*

Ver de Dentro/Portas Abertas (See from Inside/Opened Doors) Program (Camaçari) – *Visiting program to the Center whose objective is to intensify the work of bringing together the companies of the Center and the surrounding communities.*

Bahiaplast Program (Camaçari) – *Polibrasil collaborates with Bahia government in this enterprise that seeks to attract plastic transforming companies to the State.*

Donations (all the units) – *Among the items donated are: an ambulance to the Santa Helena community, of Dias D'Ávila county; products to the AACD, such as orthopedic benches and prosthesis; nursing material for health units in the neighborhood; meals and fuel for vaccination teams; blankets and winter clothes; food, divulgation materials, medicines for children health care entities; furniture, computers and utensils for security agencies, philanthropic entities and public agencies.*

Prêmio Pólo de Incentivo à Educação (Camaçari) - Desenvolvida com as demais empresas do Pólo Petroquímico de Camaçari desde 2000, essa ação premia as escolas públicas de Camaçari e Dias d'Ávila que mais se destacaram na implementação de projetos pedagógicos voltados para a melhoria do desempenho dos alunos nas áreas de leitura, expressão oral e escrita.

Campanhas de vacinação (Camaçari) - Participação semestral nas campanhas em Camaçari desde o ano 2000.

Campanhas de doação de sangue - Realização de campanhas voluntárias de doação de sangue entre os colaboradores, criando uma conscientização da importância desse ato.

AMBIENTAL

A Polibrasil busca o constante aperfeiçoamento na área ambiental, presente não apenas nos esforços de prevenção, mas também na ação rápida em casos emergenciais, de modo a minimizar o dano ecológico. O tema, constante do Sistema de Gestão em Saúde, Segurança e Conservação Ambiental da empresa, é prioritário na análise de novas atividades e alteração de plantas e procedimentos.

A nova planta de Mauá segue à risca essas diretrizes. Os catalisadores que serão usados ali são altamente especializados, e os processos pautados são otimizados e ambientalmente limpos.

Em 2001, durante a construção dessa nova unidade, foi permitida a derrubada de 170 árvores da região. Em conjunto com a Secretaria do Meio Ambiente da Prefeitura de Mauá, a Polibrasil transplantou 50 dessas árvores para parques e jardins públicos do município.

Uma parte do terreno da empresa foi declarada Área de Mata Atlântica, protegida ambientalmente. Outras áreas, antigamente cobertas por capim, receberam o plantio de 1.740 árvores.

Por meio da Plastivida, órgão da Abiquim que trata dos assuntos relacionados à reciclagem e educação ambiental, a empresa patrocina hoje projetos de educação ambiental em 18 escolas em São Paulo, 4 na Bahia e 4 no Rio Grande do Sul.



ARQUIVO SUZANO

Parte do terreno da Polibrasil foi declarada Área de Mata Atlântica
Part of Polibrasil's land was declared Mata Atlântica's (Atlantic Fores

Pólo de Incentivo à Educação Award (incentive to education) (Camaçari) – *Developed with the other companies of the Pólo Petroquímico of Camaçari since 2000, this activity has offered awards to the government schools of Camaçari and Dias D'Ávila, which really stood out in the implementation of pedagogic projects directed towards the improvement of the pupils' performance in reading, writing and oral expression areas.*

Vaccination Campaigns (Camaçari) – *Participation every six month in the campaigns of Camaçari since 2000.*

Blood donation campaigns – *Performance of volunteer blood donation campaigns amongst the collaborators, creating an awareness of the importance of this act.*

ENVIRONMENTAL

Polibrasil seeks constant improvement in the environmental area, being present not only in the prevention efforts, but also in the fast action in emergency cases, in order to minimize the ecological damage. The matter, constant in the company's Management System in Health, Safety and Environment Conservation, is a priority in the analysis of new activities and alteration of blueprints and procedures.

The new plant of Mauá strictly follows these guidelines. The catalysts that are used there are highly specialized, and the planned processes are optimized and environmentally clean.

In 2001, during the construction of this unit, the cutting of 170 trees of the region was allowed. Together with the Department of Environment of Mauá City Hall, Polibrasil transplanted 50 of those trees to parks and public gardens of the county.

Part of the company's land was declared Mata Atlântica Area, environmentally protected. The plantation of 1,740 trees was carried out in other areas, once covered by grass.

Through Plastivida, an agency of Abiquim that deals with matters related to recycling and environmental education, the company sponsors today environmental education projects in 18 schools in São Paulo, 4 in Bahia and 4 in Rio Grande do Sul.

POLITENO

PERFIL

Uma das maiores fabricantes de resinas termoplásticas (polietilenos) da América Latina, a Politeno está sediada no Pólo Petroquímico de Camaçari (BA), ao lado da central de matérias-primas (Copene). Sua planta tem capacidade instalada de produção de 340 mil toneladas/ano e está certificada pelas normas ISO 9001 e 9002. Fundada em 1974, a Politeno tem como controladores acionários a Suzano, a Conepar e as empresas japonesas Sumitomo e Itochu. Em 2000 e 2001, a empresa foi finalista do Prêmio Nacional de Qualidade (PNQ), o mais importante prêmio de reconhecimento aos esforços empreendidos na busca da excelência em qualidade no Brasil.

PRINCÍPIOS E VALORES

A Politeno propõe-se produzir e comercializar resinas termoplásticas e seus derivados de forma competitiva, obedecendo a critérios de qualidade, segurança, respeito ao meio ambiente e satisfação dos clientes.

No trato com clientes e fornecedores, a empresa tem como meta a transparência e a qualidade, com enfoque próativo, respostas rápidas a obstáculos e desafios e desenvolvimento de parcerias. Os clientes devem ter todas as informações necessárias para o conhecimento dos produtos que estão adquirindo. A escolha de fornecedores e prestadores de serviços deve basear-se em critérios técnicos e límpidos, sem qualquer tipo de favorecimento.

Na mesma linha de transparência, os acionistas e o mercado devem ter acesso aos resultados e fatos relevantes ligados às atividades da companhia.

A empresa defende um tratamento aos colaboradores norteado pelo respeito como cidadãos, evitando discriminação, pela valorização individual e pelo aprendizado contínuo. O trabalho em equipe é incentivado.

A Politeno compromete-se ainda a ser uma empresa responsável perante a sociedade, agindo com ética, respeitando as leis vigentes e preservando a natureza.

ESTRUTURA E FUNCIONAMENTO

Em 1994, a Politeno adotou uma filosofia empresarial denominada Qualidade Total Politeno (QTP), baseada na valorização do cliente, no desenvolvimento tecnológico contínuo e seguro, no respeito ao meio ambiente, na capacitação dos colaboradores para o exercício de suas funções e no aprimoramento constante de seus produtos e resultados.

A partir da QTP, a empresa estabeleceu um conjunto de programas gerenciais que conta com a participação de todos os empregados, tanto na elaboração de ações quanto em sua implementação. Dessa forma, é possível obter uniformidade de decisões e resultados ótimos para todas as partes envolvidas.

PROFILE

One of the largest thermoplastic (polyethylenes) resin manufacturers of Latin America, Politeno's headquarters are in the Pólo Petroquímico of Camaçari (BA), next to the raw material center (Copene). Its plant has an installed production capacity of 340 thousand tons/year and is certified by the ISO 9001 and 9002 standards.

Founded in 1974, Politeno has as share controllers Suzano, Conepar and the Japanese companies Sumitomo and Itochu. In 2000 and 2001, the company was a finalist of the Prêmio Nacional de Qualidade (PNQ) – national quality award -, the most important award of recognition to the efforts made in seeking quality excellence in Brazil.

PRINCIPLES AND VALUES

Politeno proposes to produce and commercialize thermoplastic resins and their by-products in a competitive way, complying with quality and safety criteria, respecting the environment and satisfying its costumers.

Dealing with costumers and suppliers, the company's goal is transparency and quality, with a pro-active focus, fast answers to obstacles and challenges and development of partnerships. The costumers must have all the necessary in order to know the products they are purchasing. The choice of suppliers and service companies must be based on technical and clear criteria, with no type of favoring.

Following the same line of transparency, the shareholders and the market must have access to the results and relevant facts connected to the company's activities.

The company defends dealing with the collaborators guided by the respect as citizens, avoiding discrimination, by the individual valorization and continuous learning. Teamwork is encouraged.

Politeno is also committed to be a responsible company in relation to society, acting with ethics, respecting the laws in force and preserving nature.

STRUCTURE AND OPERATION

In 1994, Politeno adopted a corporative philosophy called Qualidade Total Politeno (QTP- Politeno Total Quality -, based on the valorization of the costumer, continuous and safe technological development, respect to the environment, training of the collaborators in the exercise of their jobs and the constant improvement of its products and results.

Based on the QTP, the company established a group of management programs, which all the employees take part in, both in the preparation of the activities and in their implementation. Therefore, it is possible to get a consistency of decisions and excellent results for all the parties involved.

Since then, the QTP – adopted as a consequence of ISO 9000

Desde então, a QTP - deflagrada em conseqüência da implantação da ISO 9000 - vem resultando numa evolução constante de qualidade, confirmada pela presença da empresa como finalista do Prêmio Nacional de Qualidade (PNQ) em 2000 e 2001.

A gestão empresarial da Politeno baseia-se em estratégias fundamentais de seu sistema gerencial. A Diretoria tem papel central na consolidação da QTP, participando ativamente do planejamento estratégico e seu desenvolvimento e avaliando criticamente os resultados obtidos. Além da organização formal, a empresa utiliza também grupos multifuncionais, montados para desenvolver projetos e/ou programas de complexidade ou que exijam ações de soluções específicas.

Como signatária do Programa de Atuação Responsável da Associação Brasileira da Indústria Química (Abiquim), a Politeno reafirma seu compromisso com a segurança, a saúde e a proteção ao meio ambiente.

VISÃO

A Politeno tem como visão ser uma empresa reconhecida pela diferenciação de seus produtos e serviços, oferecendo a seus clientes alto padrão de qualidade, com base na inovação tecnológica e na capacitação das pessoas, ao mesmo tempo que zela pela preservação ambiental. Seus objetivos mais próximos são a obtenção da norma ambiental ISO 14001, estudos sobre a NBR 18000 (saúde ocupacional), o enquadramento na versão ISO 9000:2000 e a conquista do Prêmio Nacional de Qualidade (PNQ), após dois anos sucessivos como finalista.

RELAÇÕES COM PARTES INTERESSADAS

A Politeno possui instrumentos de comunicação que permitem a divulgação de suas ações aos diferentes públicos com os quais tem contato.

Sua homepage é destinada a todas as partes interessadas. O jornal Informação tem como alvo colaboradores e acionistas; o Polinews atinge, além de acionistas, fornecedores e empresas do Pólo de Camaçari. O Programa Ver de Dentro leva informações à comunidade. Empregados e fornecedores dispõem ainda da Intranet, painéis de gestão à vista e correio eletrônico.

Pesquisas de clima organizacional com os colaboradores mantêm a empresa a par da perspectiva e dos anseios de sua força de trabalho.

INDICADORES DE DESEMPENHO

SOCIAL

A Politeno sabe que a saúde, o bem-estar e o desenvolvimento interior dos colaboradores preparados são premissas básicas para a obtenção de resultados de qualidade superior. Seu programa de treinamento procura concretizar essas metas trabalhando aspectos técnicos, atualização, educação continuada, conhecimento do Sistema de Gestão - Qualidade Total Politeno e gerenciamento ambiental.

O Programa Pró-Vida, de 1992, ambiciona levar a mudanças culturais e comportamentais em relação à qualidade, saúde, segurança, medicina ocupacional, higiene industrial e meio ambiente.

Instituído em 2001, o Modelo de Gestão por Competência busca desenvolver e preservar as competências comportamentais e de habilidades específicas, tanto de indivíduos quanto de grupos.



o: a par[illegible] dos colaboradores
o: aware of its collaborators wishes

implantation– is resulting in a constant quality improvement, confirmed by the presence of the company as Prêmio Nacional de Qualidade (PNQ) finalist in 2000 and 2001.

Politeno's corporate management is based on fundamental strategies of its management system. The Board of Directors has a central role in the QTP consolidation, actively taking part in the Strategic Planning and its development and critically evaluating the results. As well as the formal organization, the company also uses multi-functional groups, assembled to develop complex projects and/ or programs that require specific solution activities.

As a signatory of the Programa de Atuação Responsável da Associação Brasileira da Indústria Química (Abiquim) - Program of Responsible Performance of the Brazilian Association of Chemical Industry - Politeno reaffirms its commitment with safety, health and environmental protection.

VISION

Politeno's vision is to be a company recognized by the different aspects of its products and services, offering to customers a high quality standard, based on technological innovation and training of people, while it is concerned with the environmental preservation. Its primary objectives are to get the environmental standard ISO 14001 certification, based on the NBR 18000 (occupational health), ISO 9000:2000 adjustment and to win the Prêmio Nacional de Qualidade (PNQ) – a national quality award -, after being a finalist for two years in a row.

RELATIONSHIPS WITH THE INTERESTED PARTIES

Politeno has communication instruments, which help divulging its activities to the different public it has contact with.

Its homepage is destined to all the interested parties. The Informação *newspaper is directed to the collaborators and shareholders; the* Polinews *reaches, in addition to the shareholders, suppliers and companies of Pólo de Camaçari. The program Ver de Dentro takes information to the community. Intranet, exposed management panels and e-mail are also available for employees and suppliers.*

Researches on organizational atmosphere with the collaborators keep the company informed about the perspective and desires of its workforce.

A empresa possui um Plano de Cargos e Salários, que leva em conta critérios de responsabilidade, formação e experiência, e mantém desde 1995 o Programa de Participação nos Resultados, que, em 2001, rendeu a cada funcionário 3,65 salários adicionais.

A lista de benefícios inclui assistência médica e odontológica, auxílio-farmácia, auxílio-livraria, seguro de vida, auxílio-educação empresa, previdência privada, auxílio-creche, assistência financeira e empréstimo escolar.

A Politeno é responsável por diversos projetos em prol da comunidade (não apenas aquela onde está instalada), a maioria deles voltada para o atendimento a crianças e adolescentes carentes. Conheça-os a seguir:

Creche Esperança - Projeto em parceria com colaboradores e empresas terceirizadas que visa dar formação educacional a 150 meninos e meninas carentes em Camaçari. Para dar mais base a essa ação, a empresa criou o Projeto Geração Alto-Astral, para formar professores capazes de lidar com a educação e a motivação dos alunos e de seus familiares, e permite aos administradores da creche a participação no Programa de Capacitação de Gestores Sociais.

Hospital Martagão Gesteira - Adoção de dois leitos no hospital, referência em pediatria na Bahia e que passa por sérias dificuldades financeiras.

Creche Parafuso e creche da Associação Hospitalar Protetora da Infância e Maternidade de Camaçari (AHPIC) - Prestação de serviços, com participação de voluntários da empresa.

Entre outros projetos comunitários, assistenciais e culturais, feitos em parceria com clientes, prefeituras, organizações não-governamentais e entidades de classe, destacam-se:

Hospital Pérola Byington (SP) - Doação de polietileno para a elaboração de prótese mamária externa.

Programa de Incentivo à Educação - Treinamento e reciclagem de professores da rede pública.

Programa Ver de Dentro - Organização de visitas ao Pólo de Camaçari para professores, estudantes e líderes comunitários, entre outros.

A Politeno também busca fornecer a seus colaboradores serviços e benefícios nos setores de saúde, educação, previdência privada, alimentação e assistência social. O Projeto Ler o Mundo, de 2001, busca ampliar a auto-estima de colaboradores de empresas terceirizadas por meio do aperfeiçoamento da comunicação via linguagem escrita.



PPR: 3,65 salários adicionais aos colaboradores
Profit sharing: 3,65 additional salaries to the collaborators



Controle de qualidade na Politeno
Quality Control at Politeno

Performance indicators

Social

Politeno knows that training, health, well being and self development of its collaborators are basic premises to achieve greater quality results. Its training program seeks to concretize these goals working on technical aspects, updating, continuous education, knowledge of the Politeno Total Quality - Management System and environmental management.

The Pró-Vida program, of 1992, wishes to change behaviour and habits regarding to quality, health, safety, occupational medicine, industrial hygiene and environment.

Established in 2001, the Management for Capability model searches to develop and preserve behaviour capabilities and specific skills, both for individuals and groups.

The company has a Salary and Job Plan, which considers responsibility, education and experience criteria, and since 1995, has maintained the Profit Sharing Program that paid to each employee 3.65 additional salaries in 2001.

The list of benefits includes dentist and medical care, pharmaceutical help, bookstore help, life insurance, company education help, private health insurance, day care help, financial assistance and school loan.

Politeno is responsible for various projects in favor of the community (not only where it is installed), most of them aim to looking after needy children and adolescents. These projects are listed below:

Creche Esperança (Day Care) – *Project in partnership with collaborators and third party companies whose objective is to offer education to 150 needy boys and girls in Camaçari. To really support this activity, the company created the Projeto Geração Alto-Astral, to train teachers capable of dealing with education and motivation of the pupils and their families, and allows the administrators of the day care to participate in the Programa de Capacitação de Gestores Sociais (Social Manager Training Program).*

Hospital Martagão Gesteira (hospital) – *Adoption of two beds in the hospital, pediatric referenc e in the State of Bahia and that has been undergoing serious financial difficulties.*

Creche Parafuso and Creche da Associação Hospitalar Protetora da Infância de Camaçari (AHPIC) (day cares) e Maternidade de Camaçari (maternity hospital) – *Offers services with the participation of volunteers from the company.*

Amongst other communities, assistance and cultural projects, carried out in partnership with clients, municipal government, non-governmental organization and class entities, the following stand out:

Hospital Pérola Byington (hospital) (SP) – *Donation polyethylene to manufacture external breast prosthesis.*

Programa de Incentivo à Educação (Education Incentive Program) – *Training and updating teachers of the government network schools.*


ARQUIVO SUZANO
Petroflex: exemplo nacional de preservação do meio ambiente.
Petroflex: national example of environment preservation

AMBIENTAL

A Politeno trabalha de forma harmônica, compatibilizando a inovação tecnológica com o respeito ao meio ambiente e disseminando uma cultura de preservação da natureza para colaboradores, familiares e comunidade.

A empresa participa dos programas Atuação Responsável e Plastivida, da Abiquim, que buscam respectivamente a melhoria contínua da qualidade ambiental e a transmissão para a sociedade da correta percepção dos plásticos manufaturados e sua interface com o meio ambiente.

A Politeno oferece cursos de educação ambiental a seus colaboradores, familiares e comunidade. Colabora ainda com o Programa Jogue Limpo com as Praias, do governo da Bahia, doando sacos plásticos e coletores de lixo, e com os programas da prefeitura de Camaçari e de outras instituições, oferecendo contêineres para a coleta de lixo.

Programa Ver de Dentro – *Organizing visits to the Pólo de Camaçari for teachers, students and community leaders, among others.*

Politeno also tries to supply its collaborators with services and benefits in the sectors of health, education, private health insurance, food and social security. The Ler o Mundo project, of 2001, seeks to expand the self-esteem of the collaborators of outhouse companies by means of improving the communication via written language.

ENVIRONMENTAL

Politeno works in harmony, making compatible technological innovation with respect to the environment and divulging a culture of preserving nature to the collaborators, families and community.

The company participates of the Responsible Performance and Plastivida programs, of Abiquim, that seek, respectively, the continuous improvement of environmental quality and the communication to society of the correct perception of manufactured plastics and their interface with the environment.

Politeno offers environmental education courses to their collaborators, families and community. It also collaborates with the Jogue Limpo com as Praias Program (a program to keep the beaches clean), of Bahia government , donating plastic bags and garbage collectors, and also with the programs of Camaçari's municipal government and other institutions, offering containers to collect garbage.

PETROFLEX

Perfil

Empresa criada em 1962, a Petroflex chega aos 40 anos de vida como a maior produtora de borrachas sintéticas da América Latina e sexta maior do mundo. Suas três unidades industriais - Duque de Caxias (RJ), Triunfo (RS) e Cabo (PE) -, detentoras das normas ISO 9002 e 14001, possuem uma capacidade instalada total de produção de 360 mil toneladas/ano.

A Petroflex foi fundada pela Petrobras, a partir de uma necessidade do mercado nacional, e ao longo de sua vida vem acompanhando acuradamente as transformações da economia brasileira e a globalização. Em 1992, ela se tornou a primeira empresa petroquímica privatizada no Brasil. Seus controladores acionários são a Suzano, a Copene e a Unipar, que, juntas, possuem 50,4% do capital.

A importância da empresa no mercado interno é evidenciada pelos cerca de 78% que detém no setor de elastômeros. As exportações, responsáveis por cerca de 30% de sua produção, chegam a mais de 50 países.

Princípios e valores

Respeitar o meio ambiente, promover e assistir o corpo funcional e contribuir para o desenvolvimento sustentável das comunidades onde atua.

Estrutura e funcionamento

O foco na diversificação e na elaboração de borrachas de performance (produtos com maior valor agregado), sem prejuízos de qualidade, produtividade, segurança e meio ambiente, trouxe importantes mudanças na estrutura e na prática comercial da empresa.

Foram criadas em 2001 as diretorias Comercial e Industrial, que vieram se juntar à Superintendência e à Diretoria Administrativo-Financeira no esforço de ajustar as operações à nova estratégia de mercado.

No atendimento ao cliente, as vendas foram acrescidas de atividades complementares, como pesquisa e desenvolvimento de produtos a partir da identificação das necessidades dos clientes, assistência técnica e logística. Esta última recebeu especial atenção, com a busca de novos modais de transporte que melhorem o fluxo de insumos e produtos.

As três fábricas receberam em 2001 investimentos de R$ 18,2 milhões, destinados principalmente às unidades mais antigas, de Duque de Caxias e Cabo. Os recursos foram empregados no aumento da capacidade de produção, na adaptação necessária para a fabricação de novos produtos e na melhora de qualidade e produtividade.

A Gestão de Recursos Humanos propõe-se atrair, desenvolver e manter os melhores talentos. Planos de cargos e salários, programas educacionais, cuidados com a saúde e o bem-estar dos colaboradores, de seus familiares e da comunidade exemplificam essa preocupação.

No quesito meio ambiente, a certificação ISO 14001 e a norma BS 8800 fundamentam seu sistema de gestão no setor, implantado durante os últimos anos.

Profile

Created in 1962, Petroflex reaches 40 years of life as the largest synthetic rubber producer of Latin America and the sixth largest worldwide. Its three industrial units - Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE) –, certified by ISO 9002 and 14001 standards, have a total installed production capacity of 360 thousand tons/year.

Petroflex was founded by Petrobras, as a result of requirements of the local market, and during its life it has accurately followed the Brazilian economy transformations and the globalization. In 1992, it became the first chemical company privatized in Brazil. Its share controllers are Suzano, Copene and Unipar, which jointly own 50.4% of the capital.

The importance of the company in the internal market is proven by the approximately 78% that it holds in the elastomer sector. The exports, responsible for approximately 30% of its production, go to over 50 countries.

Principles and values

To respect the environment, promote and help its staff and contribute to the sustainable development of the communities where it operates.

Structure and operation

The focus in diversification and manufacturing of high performance rubbers (products with greater economical added value), with no harm to quality, productivity, safety and environment, brought important changes to the company's structure and commercial practice.

In 2001, the Commercial and Industrial board were created and joined the Superintendence and Administrative and Financial Board in the effort of adapting the operations to the new market strategy.

In the service to the customer, complementary activities were added to the sales, such as product research and development based on identifying the requirements of the customers, technical service and logistics. The latter received special attention, seeking new ways of transport, which improve the flow of raw materials and products.

The three plants received, in 2001, investments of R$ 18.2 million, mainly destined to the oldest units, of Duque de Caxias and Cabo. The resources were used to increase the production capacity, to make the necessary adaptations to manufacture new products and to improve quality and productivity.

The human resources management propose to attract, develop and maintain the best talents. Salary and career plans, educational programs, care with health and well being of collaborators, their families and the community are examples of this concern.

In the environmental issue, the certification ISO 14001 and the BS 8800 standard give support to its management system in the sector, implanted during the last years.

Relações com partes interessadas

Para fortalecer o setor de comunicação, a Petroflex redimensionou duas áreas em 2001: a de comunicação institucional e a de relações com os investidores. Outra medida relevante foi a ampliação e modernização do website da empresa, permitindo um contato mais fácil e fluido com os clientes e o mercado.



ARQUIVO SUZANO

roflex apoiou o III Concurso de Redação Ler é Preciso
roflex supported the III Ler é Preciso Composition Contest

Indicadores de desempenho

Social

Aliando a melhoria dos resultados dos negócios da empresa à satisfação de seus colaboradores, a Gestão de Recursos Humanos da Petroflex introduziu em 2001 novos projetos e aperfeiçoou outros, sempre tendo como meta atrair, desenvolver e reter os melhores talentos.

Na área da educação, a Petroflex promoveu seminários para gestores e outros profissionais, cujo temário incluiu negócios, coaching, negociação, senso de propriedade e urgência, imagem corporativa, estratégia, motivação, tomada de decisão e competências profissionais.

A implantação de projetos de educação a distância busca o desenvolvimento profissional e pessoal dos participantes. Os treinamentos fornecidos na área de gestão e estratégia permitiram aos colaboradores conciliar os horários de trabalho e estudo. Convênios com algumas das mais importantes universidades do País ajudam na escolha de estagiários com maior potencial, em graduação e pós-graduação.

Os programas de qualidade de vida apresentaram palestras abordando temas relacionados à saúde em geral, campanhas de vacinação e de doação de sangue. Ainda pensando no bem-estar dos colaboradores, a empresa inaugurou uma área de lazer, com jogos e espaço para leitura.

Principais ações internas

Programa de educação a distância/ Edumax - Técnicos de sistemas industriais das três unidades recebem treinamento por meio de um programa desenvolvido pelo Senai. Os alunos dispõem de sala com computadores equipados com recursos multimídia e Internet e têm acompanhamento de um profissional especializado.

Atendimento a crianças excepcionais - A empresa acompanha o tratamento e reembolsa despesas para filhos de colaboradores.

Integração familiar - A família do colaborador passa o dia na fábrica a convite da empresa.

Semana da Mulher - Palestras que tratam de temas atuais, com ênfase na prevenção de doenças.

A Petroflex é responsável por vários projetos sociais nas comunidades onde estão suas unidades industriais. Eles abrangem áreas como educação, meio ambiente, saúde e geração de renda. A maioria desses projetos conta com suporte técnico de universidades, organizações não-governamentais e outras instituições.

Projetos sociais em andamento

Duque de Caxias

Apoio ao Lar de Narcisa - Doação mensal de cestas básicas e organização da festa de Natal da instituição beneficente, com distribuição de roupas e brinquedos para as crianças.

Relationships with the interested parties

To strengthen the communication sector, Petroflex restructured two areas in 2001: that of institutional communication and that of relationships with the investors. Another relevant measure was the expansion and modernization of the company's website, allowing an easier and fluent contact with the customers and the market.

Performance indicators

Social

Aligning the improvement of the company's business results to the satisfaction of its collaborators, in 2001, Petroflex's Human Resources Management introduced new projects and improved others, always having as a goal to attract, develop and maintain the best talents.

In the education area, Petroflex organized lectures for managers and other professionals, whose subjects included business, coaching, negotiation, property and urgency sense, corporative image, strategy, motivation, decision-making and professional skills.

The implantation of remote education projects seeks for the professional and personal development of the participants. The training supplied in the management and strategy area allowed the collaborators to conciliate working and studying hours.

Agreements with some of the most important universities of the Country help to choose trainees with greater potential, in graduation and post-graduation.

The quality of life programs presented lectures including subjects related to health in general, vaccination and blood donation campaigns. Also thinking of the collaborators well-being, the company created a leisure area, with games and room for reading.

Main internal activities

Remote Education Program /Edumax – *Industrial system technicians of the three units received training by means of a program developed by Senai. The pupils have a room with computers equipped with multimedia resources and Internet and are assisted by a specialized professional.*

Care for Mentally Impaired Children – *The company follows the treatment and reimburses expenses for its collaborators' children.*

Family Integration – *The collaborator's family spends the day at the plant invited by the company.*

Woman's Week – *Lectures on present subjects, stressing the prevention of illnesses.*

Petroflex is responsible for several social projects in the communities where its industrial units are located. They include areas such as education, environment, health and generation of income. Most of these projects have technical support of universities, non-governmental organizations and other institutions.

Parceria com a Fundação Abrinq - Contribuição mensal para projetos que promovem a defesa dos direitos e o exercício da cidadania da criança e do adolescente.

Parceria com o Comitê Rio - Programa de recolhimento de cartuchos usados de impressoras, cuja venda se destina a retirar crianças das ruas e matriculá-las na escola.

TRIUNFO

Campanha de Saúde Odontológica - Parceria com o Sesi para atendimento odontológico gratuito a empregados e contratados.

CABO

Gestão para o Trabalho - Palestras para alunos de 7ª e 8ª séries da rede pública sobre o mercado de trabalho no nível técnico.

Petrotec - Programa de visitação à empresa voltado para alunos de cursos técnicos, que assistem a uma apresentação sobre os impactos ambientais relacionados às atividades de cada carreira.

AMBIENTAL

Em consonância com as exigências do mercado no que diz respeito à preservação do meio ambiente, a Petroflex transformou-se nos últimos anos num exemplo nacional nessa área. A empresa foi uma das primeiras no Brasil a obter a norma ISO 14001 para suas unidades industriais, em 1996.

Além disso, a Petroflex estabeleceu convênios com universidades e adotou tecnologias inovadoras no controle ambiental. Graças a elas, o volume de resíduos não tratados, que somava 39 mil toneladas em 1996, baixou para pouco mais de 2 mil toneladas em 2001 e deve ser extinto em 2002.

A substituição do óleo combustível pelo gás natural está eliminando a poluição do ar por óxidos de enxofre, além de aumentar a eficiência do processo de geração de energia. Das três caldeiras a gás da fábrica de Duque de Caxias, duas já estão em operação, respectivamente desde junho e novembro de 2001. A terceira está programada para funcionar no início de 2002.

Projetos ambientais em andamento

DUQUE DE CAXIAS

Monitoramento dos manguezais - Parceria com universidades e organizações não-governamentais para estudos sobre a área de manguezais próxima da unidade industrial, cujas conclusões fundamentarão trabalhos a serem aplicados na região.

Recuperação de manguezais - Em conjunto com a Rio Polímeros, a Fundação Estadual de Engenharia do Meio Ambiente (Feema) e o Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Ibama), a Petroflex já plantou cerca de 4 mil mudas de vegetação típica nos manguezais na área da empresa.

Co-geração de energia - Emprego do gás natural para gerar vapor e eletricidade, reduzindo a poluição e aumentando a eficiência do processo.

Ongoing social projects

DUQUE DE CAXIAS

Support to Lar de Narcisa – *Monthly donation of basic food baskets and organizing the charity institution's Christmas party, distributing clothes and toys to the children.*

Partnership with the Abrinq Foundation – *Monthly contribution for projects that promote the defence of rights and exercise of citizenship of children and adolescent.*

Partnership with the Rio Committee – *Program to collect cartridges used in printers, whose sales are destined to take children of the street and enrol them at school.*

TRIUNFO

Dental Health Campaign – *Partnership with SESI to give free dental treatment to employees and temporary workers.*

CABO

Management on Work – *Lectures on technical level work market for pupils of 7th and 8th grades of public schools.*

Petrotec – *Program of visiting the company directed to pupils of technical courses, who attend a presentation on environmental impacts related to the activities of each career.*

ENVIRONMENTAL

In accordance with the market's requirements regarding environment preservation, Petroflex has become, during the last years, a national example in that area. The company was one of the first in Brazil to get the ISO 14001 for its industrial units, in 1996.

In addition, Petroflex established agreements with universities and adopted innovating technologies in environmental control. Thanks to them, the volume of non-treated wastes, which was 39 thousand tons in 1996, decreased to a little over 2 thousand tons in 2001 and should be extinct in 2002.

Substituting fuel oil by natural gas, it is eliminating air pollution by sulphur oxides, as well as increasing the efficiency of the power generation process. Of the three gas boilers of the Duque de Caxias plant, two has already been in operation since June and November, 2001, respectively. The third is programmed to operate at the beginning of 2002.



ARQUIVO SUZANO

Defesa dos direitos e o exercício da cidadania da criança e do adolescente
Defense of rigths and exercise of citizenship of children and adolescent

Ongoing environmental projects

DUQUE DE CAXIAS

Mangrove monitoring – *Partnership with universities and non-governmental organizations for studies on the mangrove area near the industrial unit, whose conclusions will base works to be applied in the region.*

TRIUNFO

Projeto Caroba - Lançada em 1994, essa visitação programada a uma área de preservação ambiental dentro da planta da Petroflex já levou mais de mil pessoas ao local.

Projeto Ingá - Associado ao Projeto Caroba, esse projeto foi iniciado em 2001 e promove a preservação da mata ciliar e a capacitação de professores da rede pública local por meio de aulas de educação ambiental e de peças teatrais sobre o assunto.

Coleta seletiva - Lançado em 2001, esse projeto incentiva a coleta seletiva de lixo nas comunidades locais a partir de orientação, treinamento, material impresso, vestes adequadas e outras formas de apoio.

CABO

Petroeco - Projeto de educação ambiental para alunos do ensino fundamental das escolas públicas do município.

PataAqui PataAcolá - Patrocínio de peças infantis sobre educação ambiental que são encenadas em escolas e comunidades da região metropolitana do Recife.

Recuperação da mata ciliar - Parceria com a Universidade Federal Rural de Pernambuco para revitalizar uma área de 13 hectares situada dentro da empresa.

Beneficiamento de resíduos sólidos - Reaproveitamento dos resíduos sólidos produzidos na empresa, que são convertidos em combustível para cimenteiras. Esse processo colabora na eliminação do passivo ambiental da unidade de Caxias.

Petropets - Auxílio à preservação de animais em extinção no ambiente da fábrica. Hoje vivem no criadouro 35 jabutis, espécie típica do Nordeste.

Agenda 21 - A empresa participa do Comitê da Bacia do Rio Pirapama, por meio da Agenda 21 de Pernambuco.



ARQUIVO PETROFLEX

Bailarinas do Grupo Luar de Dança
Grupo Luar de Dança's ballet dancers



ARQUIVO PETROFLEX

Alunos da rede pública de Cabo: projeto Petroeco
Public schools' students from Cabo: Petroeco project

Recovering mangroves – *Together with Rio Polímeros, the Fundação Estadual de Engenharia do Meio Ambiente (State Foundation of Environmental Engineering) (Feema) and the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of Environment and Renewable Natural Resources) (Ibama), Petroflex has already planted approximately 4 thousand seedlings of the native vegetation in the mangroves within the company's area.*

Power co-generation – *Using natural gas to generate steam and electricity, reducing pollution and increasing the efficiency of the process.*



ARQUIVO PETROFLEX

Apresentação do Grupo Luar de Dança em Duque de Caxias (RJ)
Presentation of the Grupo Luar de Dança in Duque de Caxias (RJ)

TRIUNFO

Caroba Project– *Starting in 1994, the programmed visit to an environmental preservation area within Petroflex's plant has already taken over a thousand people to the site.*

Ingá Project– *Associated to the Caroba Project, this project was started in 2001 and promotes the preservation of the forests and training of teachers of the local public schools, by means of classes on environmental education and games about this subject.*

Selective collection– *Starting in 2001, this project has encouraged the selective collection of garbage in the local communities by offering guidance, training, printed material, correct clothing and other ways of support.*

CABO

Petroeco – *Project of environmental education for pupils of elementary education of the county's public schools.*

Pata Aqui Pata Acolá (Paw Here Paw There) – *Sponsorship for children's plays on environmental education that are performed at schools and communities of Recife's metropolitan region.*

Recovery of the forests – *Partnership with the Federal Rural University of Pernambuco to revive an area of 13 hectares located within the company.*

Treatment of solid wastes– *Reuse of solid wastes produced in the company, which are converted into fuel for incineration containers. This process helps to eliminate the environmental liability of Caxias unit.*

Petropets – *Supporting the preservation of threatened animals within the plant. At present 35 land turtles, Brazilian Northeast typical species live in the nursery.*

Agenda 21 – *The company takes part in the Committee of the Pirapama River Basin, through the Agenda 21 of Pernambuco.*

INDICADORES AMBIENTAIS 2001

ENVIRONMENT'S INDICATORS 2001

CIA. SUZANO DE PAPEL E CELULOSE

EFLUENTES LÍQUIDOS/*LIQUID EFFLUENTS*

		LIMITE LEGAL *LEGAL LIMIT*	MÉDIA 2001 *AVERAGE 2001*	CONSUMO DE ÁGUA *WATER CONSUMPTION*
DBO 5/*DBO 5*	kg/dia/*kg/day*	2.100	1.410	
	Eficiência da remoção *Removal efficiency*	80%	92	
Temperatura °C/ *Temperature °C*		< 40	27	
PH/*Ph*		5 a/*to* 9	7,5	
Mat. sedimentáveis ml/l *Setteable materials ml/l*		1,0	0,0	
				49 m³/t papel/*paper*

EFLUENTES ATMOSFÉRICOS/*ATMOSPHERIC EFFLUENTS*

	SETORES/*SECTORS*	LIMITE LEGAL/*LEGAL LIMIT*	MÉDIA 2001/*AVERAGE 2001*
Material particulado (mg/Nm³) – base úmida *Particle material (mg/Nm³) – humid base*	Caldeiras de recuperação *Recuperation boiler*	60	58
	Fornos de cal *Lime kilns*	100	97
TRS – Emissão de odor (PPM) *TRS – Odor emissions (PPM)*	Caldeiras de recuperação *Recuperation boilers*	5	0.6
	Fornos de cal *Lime kilns*	8	5.5
	Incinerador/*Incinerator*	2.5	< 1,0
Emissão de SO² devido ao consumo de óleo combustível – (t/ano) *Emission of SO² due to fuel oil comsumption – (t/year)*		4.068	771

RESÍDUOS SÓLIDOS PARA O ATERRO INDUSTRIAL (T/ANO)/*SOLID WASTES FOR THE INDUSTRIAL FILL (T/YEAR)*

Lixo geral/*General garbage*	748
Rejeito aparas/*Scrap rejects*	12.060
Rejeito prep. madeira/*Wood prep. rejects*	2.120
Grits/*Grits*	5.385
Dregs/*Dregs*	13.680
Lodo primário da ETE/*ETE primary sludge*	108.200

OBS.: NO ANO DE 2001 TEVE INÍCIO A IMPLANTAÇÃO DO PROJETO "O", RESSALTANDO-SE A NOVA TURBINA E O INCINERADOR DE TRS.
OBS.: IN 2001 THE IMPLANTATION OF PROJECTS "O" BEGAN, POINTING OUT THE NEW TURBINE AND THE TRS INCINERATOR.

BAHIA SUL CELULOSE S.A.

EFLUENTES LÍQUIDOS/*LIQUID EFFLUENTS*

ETE – EFLUENTE FINAL/*ETE – FINAL EFFLUENT*

ANO/*YEAR*		LIMITE LEGAL/*LEGAL LIMIT*	MÉDIA 2001/*AVERAGE 2001*
DBO/*DBO*	kg/dia/*kg/day*	3.454	698
	Eficiência de remoção % *Removal efficiency %*	Min. 95/*Min. 95*	95
Temperatura/*Temperature*	(°C)	Máx. 40/*Max. 40*	29,2
pH/*pH*		5 a/*to* 9	7,8

EMISSÕES ATMOSFÉRICAS/*ATMOSPHERIC EMISSIONS*

		LIMITE LEGAL/*LEGAL LIMIT*	MÉDIA 2001/*AVERAGE 2001*
Caldeira auxiliar/ *Auxiliary boiler*	MP mg/Nm³/ *MP mg/Nm³*	150	105,9
Caldeira de recuperação/	TRS ppm/*TRS ppm*	5	0,7
Recuperation boiler	MP mg/Nm³/*MP mg/Nm³*	107	103
Forno de cal/	TRS ppm/*TRS ppm*	8	4,2
Lime kiln	MP mg/Nm³/*MP mg/Nm³*	150	71
Queimador de enxofre/	SO_2g/s/SO_2 g/s	2,11	0,21
Sulphur burner	Eficiência %/*Eficiency %*	Min./Min 95	97,2

RESÍDUOS SÓLIDOS (M³)/*SOLID WASTES (M³)*

Resíduos para aterro industrial/*Wastes for industrial fill*	
Lixo geral/*General garbage*	11.344
Dregs/*Dregs*	28.815
Grits/*Grits*	4.024
Cal queimada/*Burnt lime*	1.408
Nós e palitos/*Knots and sticks*	12.336
Resíduo madeira/ Wood waste	264
Cinzas caldeira/*Asher boiler*	31.824
Resíduos para adubação de plantios/*Wastes for fertilizing plantations*	
Cascas/*Bark*	38.820
Lodo da ETE/*ETE sludge*	36.000
Resíduos para reciclagem/*Wastes for Recycling*	
Arame/*Wire*	316
Aparas de papel/*Scraps of paper*	27.840

Obs.: valores totais gerados em 2001/*Note: total sums generated in 2001*

PETROFLEX-CAXIAS/*PETROFLEX-CAXIAS*

RESÍDUOS SÓLIDOS (T/ANO)/*SOLID WASTES (T/YEAR)*

Lixo geral/*General garbage*	1.200	
Resíduos de borracha/*Rubber wastes*	1.570	
Lodo primário e secundário da ETRI/*ETRI primary and secondary sludge*	3.360	
EFLUENTES LÍQUIDOS/*LIQUID EFFLUENTS*	**INDICADOR/*INDICATOR***	**LIMITE LEGAL/*LEGAL LIMIT***
Volume de efluentes lançado (m³/dia)/*Effluent volume dumped (m³/day)*	5.425	-
Demanda química de oxigênio (kg/dia)/*Oxygen chemical demand (kg/day)*	1.161	1.356
Demanda Bioquím. de Oxig. – 5 dias (kg/dia)/Oxygen biochemical demand– 5 days (kg/day)	629	-
Eficiência de remoção de DBO/*DBO removal efficiency (%)*	86	Mínimo/Minimum 90
pH do efluente/*Effluent pH*	6.7	5 a/*to* 9
Temperatura do efluente/*Effluent temperature(°C)*	34	Máximo/*Maximum* 40
CONSUMO DE ÁGUA (M³/ANO)/*WATER CONSUMPTION (M³/YEAR)*		
Captação de água do rio- Saracuruna/*Collection of water from the river- Saracuruna*	1.500.234	
Capt. de água de empresa distribuidora- Guandu/*Collection of water from the utility company- Guandu*	1.882.491	
Consumo de água salgada de resfriamento/*Consumption of cooling salty water*	46.515.750	
ENERGIA ELÉTRICA (KWH/ANO)/*ELECTRIC POWER (KWH/YEAR)*		
Energia elétrica consumida/Electric power consumed	90.416.611	
Energia elétrica vendida/*Electric power sold*	49.809.954	

POLIBRASIL RESINAS – UNIDADE CAMAÇARI/*CAMAÇARI UNIT*

RESÍDUOS SÓLIDOS (T/ANO)/*SOLID WASTES (T/YEAR)*

Lixo geral/*General garbage*	1718	
EFLUENTES LÍQUIDOS/LIQUID EFFLUENTS	**INDICADOR/*INDICATOR***	**LIMITE LEGAL/*LEGAL LIMIT***
Volume de efluentes lançado (m³/dia)/*Effluent volume dumped (m³/day)*	903,8	NA
Demanda química de oxigênio (kg/dia)/*Oxygen chemical demand (kg/day)*	2550	NA
Demanda bioquím. de oxig. – 5 dias (kg/dia)/*Oxygen biochemical demand– 5 days (kg/day)*	879	NA
Eficiência de remoção de DBO/*DBO removal efficiency (%)*		NA
pH do efluente/Effluent pH	6 a/*to* 9	6 a/*to* 9
Temperatura do efluente/*Effluent temperature (°C)*	< 55	Máximo/*Maximum* 55

NA – Não aplicável/*Non aplicable.*

Os efluentes são tratados pela Cetrel – Empresa de Proteção Ambiental do Pólo de Camaçari/*The effluents are treated by Cetrel – Environment Protection Company of the Camaçari Centre.*

CONSUMO DE ÁGUA (M³/ANO)/*WATER CONSUMPTION (M³/YEAR)*	
Captação de água (Copene)/*Collection of water (Copene)*	354.948
ENERGIA ELÉTRICA (GJ/ANO)/*POWER(GJ/YEAR)*	
Energia elétrica consumida/*Electric power consumed*	173.801
Energia total consumida/Total power consumed	599.730

POLIBRASIL COMPOSTOS/*POLIBRASIL COMPOUND*

RESÍDUOS SÓLIDOS(T/ANO)/*SOLID WASTES (T/YEAR)*

Lixo geral/*General garbage*	156,5	
EFLUENTES LÍQUIDOS/*LIQUID EFFLUENTS*	**INDICADOR/*INDICATOR***	**LIMITE LEGAL/*LEGAL LIMIT***
Volume de efluentes lançado (m³/dia)/Effluent volume dumped (m³/day)		
Demanda química de oxigênio (kg/dia)/*Oxygen chemical demand (kg/day)*		1.356
Demanda bioquím. de oxig – 5 dias (kg/dia)/*Oxygen biochemical demand– 5 days (kg/day)*	-	-
Eficiência de remoção de DBO/*DBO efficiency (%)*	-	Mínimo/*Minimum* 90
pH do efluente/*Effluent pH*		5 a/to 9
Temperatura do efluente/*Effluent temperature (°C)*		*Máximo/Maximum 40*
CONSUMO DE ÁGUA/*WATER CONSUMPTION*		
Captação de água de empr. distr.(m³/ano)/*Collection of water from the utility company (m³/year)*	63.655	
ENERGIA ELÉTRICA (GJ/ANO)/*POWER (GJ/YEAR)*		
Energia elétrica consumida/*Electric power consumed*	26.881	
Energia total consumida/Total power consumed	35.140	

POLIBRASIL RESINAS – UNIDADE DUQUE DE CAXIAS/*DUQUE DE CAXIAS UNIT*

RESÍDUOS SÓLIDOS (TON/ANO)/*SOLID WASTES (TON/YEAR)*

Lixo geral/*General garbage*	36,9	
EFLUENTES LÍQUIDOS/*LIQUID EFFLUENTS*	**INDICADOR/*INDICATOR***	**LIMITE LEGAL/*LEGAL LIMIT***
Volume de efluentes lançado (m³/dia)/*Effluent volume dumped (m³/day)*	87,5	NA
Demanda química de oxigênio (kg/dia)/*Oxygen chemical demand (kg/day)*	9,6	21.875,0
Demanda bioquím. de oxig. – 5 dias (kg/dia)/*Oxygen biochemical demand– 5 days (kg/day)*	-	-
Eficiência de remoção de DBO/*DBO removal efficiency (%)*	-	-
pH do efluente/*Effluent pH*	5 a/*to* 9	5 a/*to* 9
Temperatura do efluente/*Effluent temperature (°C)*	< 40	Máximo/*Maximum* 40

NA – Não aplicável/*No applicable*

CONSUMO DE ÁGUA/*WATER CONSUMPTION*	
Captação de água de empr. distr.(m³/ano)/*Collection of water from the company(m³/year)*	202.283
ENERGIA ELÉTRICA (GJ/ANO)/*POWER (GJ/YEAR)*	
Energia elétrica consumida/*Electric power consumed*	153.320
Energia total consumida/Total power consumed	307.316

POLIBRASIL RESINAS – UNIDADE MAUÁ/*MAUÁ UNIT*

RESÍDUOS SÓLIDOS (T/ANO)/*SOLID WASTES (T/YEAR)*

Lixo geral/*General garbage*	2.935	
EFLUENTES LÍQUIDOS/*LIQUID EFFLUENTS*	**INDICADOR/*INDICATOR***	**LIMITE LEGAL/*LEGAL LIMIT***
Volume de efluentes lançado (m³/dia)/Effluent volume dumped (m³/day)	347,9	NA
Demanda química de oxigênio (kg/dia)/*Oxygen chemical demand (kg/day)*	182	NA
Demanda bioquím. de oxig. – 5 dias (kg/dia)/*Oxygen biochemical demand – 5 days (kg/day)*	-	-
Eficiência de remoção de DBO/*DBO removal efficiency (%)*		NA
pH do efluente/*Effluent pH*	5 a/*to* 11	5 a/*to* 9
Temperatura do efluente/*Effluent temperature (°C)*	< 40	Máximo/*Maximum* 40

NA – Não aplicável/*No applicable*

CONSUMO DE ÁGUA (M³/ANO)/*WATER CONSUMPTION (M³/YEAR)*	
Captação de água de empresa/*Collection of water from the company*	537.178
ENERGIA ELÉTRICA (GJ/ANO)/*POWER (GJ/YEAR)*	
Energia elétrica consumida/*Electric power consumed*	272.606
Energia total consumida/Total power consumed	880.384

POLITENO/*POLITENO*

RESÍDUOS SÓLIDOS (T/ANO)/*SOLID WASTES (T/YEAR)*

Lixo geral/*General garbage*	2.250	
Resíduos de PIT /*PIT wastes*	172,5	
Resíduo pastoso /*Viscous waste*	26,2	
Areia contaminada /*Contamined sand*	10	
EFLUENTES LÍQUIDOS/*LIQUID EFFLUENTS*	**INDICADOR/*INDICATOR***	**LIMITE LEGAL/*LEGAL LIMIT***
Volume de efluentes lançado (m³/dia)/*Effluent volume dumped (m³/day)*	1.152	-
pH do efluente/*Effluent pH*	7,8	6 a/*to* 9
Temperatura do efluente/*Effluent temperature (°C)*	39	Máximo/*Maximum* 45
Óleos e graxas/*Oils and greases (ppm)*	16	Máximo/*Maximum* 55
Sólidos suspensos/*Suspended solids (ppm)*	19	Máximo/*Maximum* 130
CONSUMO DE ÁGUA (M³/ANO)/*WATER CONSUMPTION(M³/YEAR)*		
Consumo de água/*Water consumption*	1.051.167	
ENERGIA ELÉTRICA(KWH/ANO)/*ELETRIC POWER (KWH/YEAR)*		
Energia elétrica consumida/*Eletric power consumed*	182.897. 000	

E X P E D I E N T E / E X P E D I E N T

BALANÇO SOCIAL - EMPRESAS SUZANO - 2001 / *SOCIAL REPORTS - SUZANO'S COMPANIES - 2001*

Coordenação / ***Coordination***

Vice-presidência Corporativa

Corporative Vice-presidency

Realização / ***Realization***

Gabarito de Marketing Editorial

Editores / ***Editors***

Ana Luiza Guimaro

Leonel Prata

Projeto Gráfico / ***Graphic Design***

Idéia & Imagem Comunicação

Textos / ***Writing***

Eduardo Araia

Cristina Thomaz

Tradução / ***Translation***

Ana Godward

Sandra Sciulli Vital

Revisão / ***Revision***

Márcia Menin

Fotos / ***Photos***

Puppin Fotógrafos

(fotos sem menção de crédito / *photos without credit*)

Impressão / ***Printing***

Takano Editora Gráfica

Capa/Cover

Impressa em Couché Reflex Matte 230g/m², da Cia. Suzano, produzido com recursos renováveis.

Printed on Cia. Suzano's Couché Reflex Matte 230 gsm paper, produced with renewable resources

Capa revestida com laminação fosca de BOPP, produzido com Prolen®, o polipropileno da Polibrasil.

Opaque laminated cover, with BOPP lamination, produced with Prolen®, Polibrasil polypropylene

Miolo/Inside

Impresso em Couché Reflex Matte 170g/m², da Cia. Suzano, produzido com recursos renováveis.

Printed on Cia. Suzano's Couché Reflex Matte 170 gsm paper, produced with renewable resources

Invólucro Plástico/ Plastic Packaging

Embalagem feita com Prolen®, o polipropileno da Polibrasil

Packaging made from Prolen®, Polibrasil polypropylene

Caixa/ Box

Estojo em Cartão TP Bulky 375g/m², da Cia. Suzano, produzido com recursos renováveis.

Case of Cia. Suzano's Triplex paperboard TP Bulky 375 gsm, produced with renewable resources

Cia. Suzano de Papel e Celulose S/A
Av. Brigadeiro Faria Lima, 1355 – 5° ao 12° andar
01452-919 – São Paulo/SP – Brasil
Tel.: (55-11) 3037-9000
www.suzano.com.br

Bahia Sul Celulose S/A
Rua Dr. Fernandes Coelho, 85 – 9° ao 11° andar
05423-040 – São Paulo/SP – Brasil
Tel.: (55-11) 3031-9600
www.bahiasul.com.br

Rio Polímeros S/A
Rua Sete de Setembro, 54 – 5° andar
20050-000 – Rio de Janeiro/ RJ - Brasil
Tel.: (55-21) 2524-1814
www.riopolimeros.com.br

Polibrasil Resinas S/A
Av. Dr. Chucri Zaidan, 80 – 11° andar - bloco C
04583-110 - São Paulo/SP - Brasil
Tel.: (55-11) 3345-5900
www.polibrasil.com.br

Politeno Indústria e Comércio S/A
Rua Tenente Negrão, 140 – 2° andar
04530-030 - São Paulo/SP - Brasil
Tel.: (55-11) 3704-6900
www.politeno.com.br

Petroflex Indústria e Comércio S/A
Rua Marumbi, 600
25221-000 - Duque de Caxias/ RJ - Brasil
Tel.: (55-21) 2677-1241
www.petrolex.com.br

Perfil Corporativo 2001
Empresas Suzano

CORPORATE PROFILE 2001 SUZANO'S COMPANIES




ARNO
ESTAS PÁGINAS FORAM IMPRESSAS POR MEIO DE FLEXOGRAFIA EM BOPP PRODUZIDO COM PROLEN
THESE PAGES WERE PRINTED THROUGH FLEXOGRAPHY IN BOPP PRODUCED WITH PROLEN POLIBRASIL'S POLYPROPYLENE


A POLIBRASIL, UMA DAS EMPRESAS DA SUZANO
PETROQUÍMICA, É PIONEIRA E LÍDER NA FABRICAÇÃO DE
POLIPROPILENO NA AMÉRICA LATINA.
ESSA RESINA VERSÁTIL É APROVEITADA POR INDÚSTRIAS
DE DIVERSOS SEGMENTOS, TAIS COMO AUTOMOBILÍSTICO,
FARMACÊUTICO, ALIMENTÍCIO E ELETRODOMÉSTICOS.
Polibrasil, one of the companies of Suzano
Petroquímica, is a pioneer and leader of the
manufacture of polypropylene in Latin America.
This versatile resin is used by industries of
various segments such as automotive,
pharmaceutical, food and home appliances.



R. E SER É UMA CIÊNCIA DELICADA, FEITA DE PEQUENAS GRANDES OBSERVAÇ

O EXECUTAMOS ESSAS OBSERVAÇÕES, NÃO CHEGAMOS A SER. APENAS ESTAMOS

e science, made up of small great observations of daily life, in and outside us. If we do

CARLOS DRUMMOND DE ANDRADE (1902-1987) POETA MINEIRO / *Minas Gerais Poet*


"O IMPORTANTE NÃO É ESTAR AQUI OU ALI, MAS
SE
"What is important is not to be here or there, but to be. And to be is a



COTIDIANO, DENTRO E FORA DA GENTE.

SAPARECEMOS."

ke these observations, we do not manage to be. We only are and disappear."





"O QUE A NATUREZA DO UNIVERSO MAIS AMA É TRANSFORMA

POIS TUDO QUE EXISTE É, DE ALGU

"What the nature of the universe loves most is to transfor

Once everything that exists is, in son

MARCO AURELIO (ROMA, 121 - VINDOBONA, 180). IMPERA





AS QUE EXISTEM E CRIAR COISAS NOVAS COM ELAS.

O, A SEMENTE DAQUILO QUE SERÁ."

gs that exist and create new things with them.

the seed of what will be."

NO E FILÓSOFO ESTÓICO / *Roman Emperor and philosopher*





"NÃO SE PODE ENSINAR ALGUMA COISA A ALGUÉM

"You cannot teach something to someone, yo

GALILEU GALILEI (1564-1642). FÍSICO, MATEMÁTICO





E-SE APENAS AUXILIAR A DESCOBRIR POR SI MESMO."

only help people to learn it for themselves."

NOMO ITALIANO / *Italian physicist, mathematician and astronomer*





"NA NATUREZA NÃO EXISTEM RECOMPENSA

"In nature there are no rewards no

ROBERT GREEN INGERSOLL (1833-1899). ORADOR PORTA-VOZ POLÍTICO NORTE- AMERICAN





CASTIGOS - APENAS CONSEQÜÊNCIAS."

shments, only consequences."

CULO PASSADO; INCANSÁVEL DEFENSOR DA CIÊNCIA E DA RAZÃO/*American political speaker*




Cia Suzano de Papel e Celulose


REPORT




Feliz Natal














OMO
ARIEL
Ace
Nestlé
ESTRELITAS
Sadia
CHOCOLATE
Garoto
Nestle



EDUCAÇÃO: NOSSA RAZÃO DE EXISTIR

Toda atividade humana está baseada no conhecimento. Pesquisar, conhecer, aprender, ensinar, transformar, pesquisar... um ciclo ininterrupto de aprendizado nos torna críticos e aptos a superar novos desafios e encontrar novas soluções.
A educação é a matéria-prima da transformação. Assim é há milênios. Assim é em todo lugar. Esse é o dia-a-dia das empresas Suzano.
"Todas as teorias são legítimas e nenhuma tem importância. O que importa é o que fazemos com elas." A frase do escritor argentino Jorge Luis Borges aponta exatamente para nosso jeito de pensar, produzir conhecimento e agir.
A relação entre as pessoas e a empresa, universidade e institutos de pesquisa se renova a cada dia. A partir do cultivo de eucalipto, pesquisas em biotecnologia, incentivadas e patrocinadas pela Cia. Suzano de Papel e Celulose e Bahia Sul Celulose S.A., contribuem para um novo estágio do mercado brasileiro de celulose e papel. O emprego de novas tecnologias, aplicadas ao incremento de produtividade e controle ambiental nas áreas de papel e petroquímica, ajuda no traçado de um novo modelo de desenvolvimento para o País. O apoio à formação acadêmica de profissionais, em que ofertamos informação e recursos, faz surgir cursos de especialização que atendem à uma demanda prioritária pela qualificação de recursos humanos.
O incentivo à implementação de projetos regionais de geração de renda, melhoria da qualidade de vida e programas de valorização da leitura como vetor de transformação social são potencializados pelo Instituto Ecofuturo, em parceria com agentes da comunidade, entidades sociais e poder público.

O conhecimento e a promoção da educação, colunas de sustentação e fatores de vantagem competitiva para nossos negócios, refletem nossa missão e nos apóiam no traçado de um País com economia de competitividade internacional, proteção ambiental e qualidade de vida acessível a todos. Falamos de desenvolvimento em bases sustentáveis.
O País de nossos sonhos está ao alcance de cada um de nós. Por essa razão, nos mobilizamos inspirados pela frase de Max Feffer: "A vida que a gente quer depende do que a gente faz".
Aliás, valores e ideais humanistas nos têm inspirado há três gerações, resultando em ações diferenciadas e concretas, iniciadas por Leon Feffer, fundador da empresa, que completaria 100 anos neste ano de 2002. Ele costumava dizer: "Não se vive só de pão e não se vive só daquilo que se faz para si. Deve-se fazer algo para os outros".
A história da Cia. Suzano tem sido de aprendizado contínuo, cuja arte reside em conjugar passado e presente na construção do futuro. Uma história viabilizada por meio de boas e sólidas parcerias entre pessoas - colaboradores, clientes, acionistas, fornecedores, parceiros em geral - que acreditam e creditam esforços e recursos no modelo de crescimento promovido pela Companhia.
Este relatório de desempenho das empresas Suzano reflete uma visão de mundo que vimos transformando e consolidando em ações concretas ao longo de 77 anos.

David Feffer — *Presidente*
Daniel Feffer — *Vice-presidente Corporativo*

EDUCATION: OUR REASON TO EXIST

All human activity is based on knowledge. To research, to know, to learn, to teach, to transform, to research... an uninterrupted learning cycle makes us critics and capable of overcoming new challenges and finding new solutions.
Education is the raw material of transformation. It has been so for thousands of years. It has been so everywhere. That is the daily routine of Suzano's companies.
"All theories are legitimate and none is important. What is important is what we do with them". The Argentine author Jorge Luis Borges's quote reflects exactly our way of thinking, producing knowledge and acting upon it.
The relationship between the people and the company, university and research institutes is renewed every day. From the eucalyptus farming, researches in biotechnology, encouraged and sponsored by Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A., contribute for a new era for the Brazilian pulp and paper market. The use of new technologies applied to increase productivity and environmental control in the paper petrochemical segments help to trace a new development model for the Country. The support to the professionals' academic education, where we offer information and resources, originates specialization courses that meet a priority demand of human resources qualification.
The incentive to implement regional income generation projects, improve the life quality, and programs to value reading as a social transformation vector, are made feasible by the Ecofuturo Institute, in partnership with community agents, social entities and the government.

Knowledge and promotion of education are pillars and a competitive edge for our businesses. They reflect our mission and help us trace a Country with an internationally competitive economy, environmental protection and life quality accessible to everyone. We are speaking of development on sustainable basis.
The Country of our dreams is within the reach of each one of us. Based on that, we move on inspired by Max Feffer's quote: "The life we want, depends on what we do".
As a matter of fact, humanistic ideals and values have inspired us for three generations, resulting in differentiated and concrete actions, started by Leon Feffer - founder of the company - that would have been 100 years old this year of 2002. He used to say: "You do not live of bread alone and you do not live only of what you do for yourself. You must do something for the others."
The history of Cia Suzano has been a continuous lesson, whose art lives in joining the past and present to build the future. A history made possible by good and strong partnerships between people - collaborators, customers, shareholders, suppliers and partners in general - who believe and put efforts and resources in the growth model promoted by the Company.
This performance report of Suzano's company reflects a view of the world we have been transforming and consolidating in concrete actions during 77 years.

David Feffer — *President*
Daniel Feffer — *Corporative Vice-president*



Fazenda Sertão dos Freires, Cia. Suzano, Bertioga (SP)

Fazenda Sertão dos Freires, of Cia. Suzano, Bertioga (SP)

2001
Novo modelo de gestão empresarial

Aquisição, cisão, expansão, profissionalização e internacionalização com responsabilidade social: temas que imprimiram um novo ritmo às empresas Suzano em 2001.

Atualmente as empresas Suzano estão presentes, de forma autônoma, em dois setores: papel e celulose e petroquímico. No primeiro, dentre outras participações, a Cia. Suzano de Papel e Celulose é detentora da totalidade das ações ordinárias da Bahia Sul Celulose S.A. No ramo petroquímico, a Suzano Petroquímica S.A. participa, direta ou indiretamente, do controle de várias empresas, dentre as quais Rio Polímeros S.A., Polibrasil Resinas S.A., Politeno Indústria e Comércio S.A. e Petroflex Indústria e Comércio S.A.

A Cia. Suzano e a Suzano Petroquímica são controladas pela Nemofeffer S.A., holding comum dos setores de papel e celulose e petroquímico.

No ano em que o Brasil e o mundo experimentaram situações adversas e desafiadoras, como a crise energética e o choque na economia mundial, com o episódio de 11 de setembro, as empresas Suzano deram importantes passos rumo ao futuro.

No compasso do calendário, o ano começou com uma importante aquisição: a Bahia Sul Celulose. A Cia. Suzano, parceira da Vale do Rio Doce no projeto desde 1987, exerceu o direito de preferência e arrematou, em fevereiro, a participação da mineradora, com um investimento de US$ 320 milhões. A decisão, estratégica para assegurar o crescimento da empresa e o fortalecimento do setor no País, foi também sinônimo da concretização de um sonho, uma ousadia empresarial que se revelou vital para posicionar a Cia. Suzano como importante player no mercado internacional.

O movimento de reestruturação teve um sobressalto em abril com a morte de Max Feffer, então presidente da empresa. Decisões coesas e ágeis superaram os momentos difíceis e a nova administração manteve as empresas Suzano no caminho da consolidação dos negócios nas áreas de celulose, papel e petroquímica.

A ênfase passou a ser gestão profissional e transparente, alinhada aos princípios de boa governança corporativa, atuando a partir de melhores processos e permanente valorização das pessoas envolvidas na conquista dos novos objetivos.

Na esteira desse acontecimento, a Cia. Suzano anunciou dois fatos decisivos para desenhar o futuro do negócio, uma atitude corajosa diante da incerteza mundial: a aquisição de ações da Portucel, principal fabricante de celulose de fibra curta de eucalipto de Portugal, e o início do processo de separação dos ativos do setor petroquímico, então detidos pela Companhia.

A aquisição de 29% da participação da Portucel, em parceria com o Grupo Sonae, via Bahia Sul, fez da Cia. Suzano a primeira empresa brasileira do setor a investir fora das fronteiras nacionais. A Companhia, conhecida pelo pioneirismo e ousadia em pesquisa e desenvolvimento de produtos, inova na área de gestão estratégica e se posiciona no mercado europeu, vislumbrando novos horizontes para assegurar vantagens competitivas e reafirmar a qualidade do produto brasileiro no cenário mundial.

Com o objetivo de aproveitar as sinergias

2001
New Corporative Management model

Acquisition, split, expansion, professional qualification and internationalization with social responsibility: issues that gave a new life to Suzano's companies in 2001.

Currently Suzano's companies are autonomously present in two sectors: paper and pulp and petrochemical. In the former, among other shares, Companhia Suzano de Papel e Celulose owns the total of Bahia Sul Celulose S.A ordinary shares. In the petrochemical branch, Suzano Petroquímica S.A. participates, directly or indirectly, of the control of several companies, such as: Rio Polímeros S.A., Polibrasil Resinas S.A., Politeno Indústria e Comércio S.A. and Petroflex Indústria e Comércio S.A.

Companhia Suzano and Suzano Petroquímica are controlled by Nemofeffer S.A., common holding of the paper and pulp and petrochemical sectors.

In the year that Brazil and the world were undergoing adverse and challenging situations, such as the electric power crisis and the shock in the world's economy caused by the episode of September 11th, Suzano's companies gave important steps towards the future.

The year had started with an important acquisition: Bahia Sul Celulose. Companhia Suzano, in partnership with Vale do Rio Doce in the project since 1987, exercised its preference rights and bought in an auction in February the mining company share with an investment of US$ 320 million. The decision, strategic to ensure the company's growth and the strengthening of the sector in the country, was also a dream come true, a corporative boldness, which showed to be critical to position Companhia Suzano as an important player in the international market.

The restructuring movement suffered a shock in April with Max Feffer's death, the company's president at the time. Cohesive and quick decisions surpassed the difficult moments and the new administration maintained Suzano's companies on the way to consolidate the pulp, paper and petrochemical business areas.

The focus became a professional and transparent management, aligned to the principles of good corporative leadership, operating with the best processes and permanent appraisal for those involved in the achievement of the new objectives.

In the wake of this event, Companhia Suzano announced two decisive facts to design the future of the business, a courageous attitude due to the world's uncertainty: the acquisition of Portucel's shares, main manufacturer of eucalyptus short fibre pulp in Portugal, and the beginning of the separation process of the petrochemical sector assets held by the Company by then.

The acquisition of 29% of Portucel's shares, in partnership with the Sonae Group, via Bahia Sul, made Companhia Suzano the first Brazilian company of the sector to invest outside the Country's frontiers. The Company, known for its pioneering spirit and boldness in product research and development, innovates in the strategic management area and positions itself in the European market, discerning new horizons to guarantee competitive advantages and reaffirm the Brazilian product's quality in the world scenario.

With the objective of using the synergies existing between Companhia Suzano and Bahia Sul, the directors of the companies

existentes entre a Cia. Suzano e a Bahia Sul, as direções das empresas deram mais um passo desafiador ao adotar, em outubro, a Gestão Unificada: integração de equipes e adoção das melhores práticas visando a racionalização da gestão de ativos e valorização das pessoas.
Com a aprovação do processo de cisão das atividades petroquímicas, em novembro, estava criada a Suzano Petroquímica S.A., pessoa jurídica de capital aberto, que está à frente de dois importantes projetos nacionais: o Pólo Gás-Químico do Rio de Janeiro (Rio Polímeros), que soma um investimento de US$ 1,1 bilhão, e a nova planta de polipropileno da Polibrasil Resinas, cujo investimento total é de US$ 215 milhões, além de participação nas empresas Politeno e Petroflex. Ao contrário de seu significado, portanto, o termo cisão veio somar à estratégia da empresa de buscar autonomia dos negócios no setor petroquímico.

O processo de reestruturação não parou por aí. Ainda no final de 2001, a Cia. Suzano incorporou a SPP-Nemo S.A. Industrial Comercial e Exportadora, criando a Divisão SPP-Nemo de Distribuição. A iniciativa deu origem a um projeto arrojado para gerenciar estoques regionais e atender de modo mais ágil e melhor o cliente final.
Na pesquisa, as empresas Suzano revigoraram um valor de sua marca: antecipar tendências. No âmbito da biotecnologia na produção de celulose, a Cia. Suzano


Máquina de papel colorido, Fábrica C
Coloured paper machine, Fábrica C

estimulou a formação de um consórcio com outras empresas do setor para viabilizar, em parceria com a Fapesp (Fundação de Amparo à Pesquisa do Estado de São Paulo), um projeto de formato inédito no mundo, visando o seqüenciamento do genoma do eucalipto, denominado ForEST.
A criação da Área de Pesquisa e Desenvolvimento conferiu visibilidade à função estratégica que a permanente atualização tecnológica sempre representou para a empresa.
Reafirmando sua tradicional vinculação com a universidade, a Cia. Suzano criou, em parceria com a Escola Politécnica da Universidade de São Paulo, o Curso de Especialização em Papel e Celulose, com o objetivo de apoiar a formação de profissionais comprometidos com o emprego de tecnologia de ponta na geração de processos produtivos que conjuguem qualidade com ecoeficiência. Na ocasião foi


ARQUIVO SUZANO
Planta transgênica de eucalipto
Eucalyptus transgenic plant

inaugurado o Centro de Estudos e Pesquisa Max Feffer.
Iniciada em 1998, com a venda de ativos de segmentos como embalagem, papéis sanitários e telecomunicações, a reestruturação encontrou um ponto de ebulição em 2001, refletindo de forma ainda mais clara os princípios de gestão moderna como boa governança corporativa e responsabilidade social.

gave another challenging step when they adopted, in October, the Unified Management: integration of the teams and adoption of the best practices in order to rationalize the management of assets and to value the people.
With the approval of the splitting process of the petrochemical activities, in November, Suzano Petroquímica S.A. was created, an open capital entity, which heads two important local projects: the Pólo Gás-Químico (Gas-Chemicals Center) of Rio de Janeiro (Rio Polímeros), which has an investment of US$ 1.1 billion, and the new polypropylene plant of Polibrasil Resinas, which total investment is of US$ 215 million, besides the participation in the Politeno and Petroflex companies. Contrary to its meaning, therefore, the term to split added to the company's strategy of seeking autonomy in the petrochemical sector business.

The restructure process did not stop. At the end of 2001, Companhia Suzano incorporated SPP Nemo S/A Industrial Comercial e Exportadora, creating the SPP Nemo Distribution Division. The initiative originated a bold project to manage regional stocks and offer a better and more agile service to the final customer.
In the researching area, Suzano's companies revitalised their brand's value: anticipating trends. In the biotechnology field in the pulp production, Companhia Suzano encouraged the formation of a consortium with other companies of the sector to make possible, in partnership with Fapesp (Fundação de Amparo à Pesquisa do Estado de São Paulo) (Foundation for the Support in Researches of São Paulo State), an unprecedented project worldwide, focusing the sequencing of the eucalyptus genome, the so-called ForEST.

The creation of the Research and Development Area made it possible to visualize the strategic function that the permanent technological updating has always represented for the company.
Reaffirming its traditional connection with the university, Companhia Suzano created, in partnership with the Escola


Planta da Politeno localizada no Pólo Petroquímico de Camaçari (BA)
Politeno's plant located at the Petrochemical Center of (BA)



ARQUIVO SUZANO

Estoques regionais: atendimento mais ágil ao cliente
Regional stocks: faster service to the customer

Para as empresas Suzano, antecipar o futuro é construir o presente em bases sólidas, criando soluções baseadas no crescimento sustentável, gerando um valor que extrapola o âmbito das empresas e vai ao encontro de demandas sociais e ambientais em várias regiões do Brasil.
Por meio do Instituto Ecofuturo, organização não-governamental criada em 1999 pela Cia. Suzano para promover o desenvolvimento sustentável no País, a empresa compartilha seu know-how com diversas comunidades, viabilizando projetos regionais, tendo como foco o traçado de um modelo de crescimento que garanta educação e qualidade de vida a todos.
O novo modelo de gestão, assim como as decorrentes decisões estratégicas de cada setor de atuação das empresas Suzano, reflete com maior clareza os valores da Companhia e traz ganhos significativos para seus diversos públicos.
Um programa de recursos humanos de melhoramento contínuo assegura a qualificação e valorização dos profissionais, tornando-os mais preparados a assumir e superar novos desafios. Motivados por um trabalho reconhecido e executado no âmbito de uma empresa responsável, suas atividades extrapolam a rotina profissional e desdobram-se em ações voluntárias em benefício das comunidades.
A qualidade da relação estabelecida entre as empresas Suzano e seus clientes se traduz em produtos, atendimento e comunicação, fortalecendo a confiança, base das boas relações e dos negócios de sucesso. A melhor remuneração aos acionistas é garantida a partir de uma atividade 100% comprometida com o crescimento em bases sustentáveis, com gestão transparente e total respeito às pessoas e ao meio ambiente.
Ao renovar e reinventar suas atividades, as empresas Suzano buscam sua perpetuação, oferecendo os melhores resultados possíveis a todos os seus parceiros e à sociedade. Um meio de somar esforços em prol do fortalecimento do Brasil como nação democrática, competitiva internacionalmente e solidária.

Politécnica (Polytechnical School) of the University of São Paulo, the Specialization Course in Paper and Pulp, with the objective of supporting the education of professionals committed with the use of the latest technology in generating productive processes which blend quality with eco-efficiency. By the time the Centro de Estudos e Pesquisa Max Feffer (Max Feffer Study and Research Center) was inaugurated.
Initiated in 1998, with the assets sale of segments such as packaging, toilet paper and telecommunications, the restructure reached its boiling point in 2001, reflecting even more clearly the modern management principles such as good corporative administration and social responsibility.
For Suzano's companies, to anticipate the future is to build the present on solid basis, creating solutions based on sustainable growth, generating a value that exceeds the companies' scope and meets the social and environmental demands in several regions of Brazil.
Through the Ecofuturo Institute - non-governmental organization created in 1999 by Companhia Suzano to promote sustainable development in the Country - the company shares its know-how with various communities, making regional projects possible, focusing on tracing a growth model which guarantees education and life quality to everyone.
The new management model, as well as the resulting strategic decisions of each activity sector of Suzano companies, reflects with greater clarity the Company's values and brings significant gains to its several different publics.
A human resources program of continuous improvement assures the qualification and value of the professionals, making them more prepared to assume and overcome new challenges. Motivated by a recognized and well-executed job within a responsible company, their activities exceed the professional routine and unfold into volunteer actions in benefit of the communities.
The quality of the relationship established between Suzano companies and their customers is translated into products, service and communication, strengthening the trust, basis for good relationships and successful businesses. The best profits for the shareholders is guaranteed by an activity 100% committed with growth on sustainable basis, with transparent management and total respect for the people and the environment.
When renewing and reinventing their activities, Suzano companies seek their perpetuation, offering the best possible results to all their partners and to the society. It is a way to gather efforts to strengthen Brazil as a democratic nation, internationally competitive and kind.



Salesópolis (SP): leitura ao ar livre
Salesópolis (SP): reading in the open air

PAPEL E CELULOSE

PAPER AND PULP



PAPEL E CELULOSE
SUZANO BAHIA SUL – GESTÃO UNIFICADA

"Nos últimos 10 anos, a questão ambiental vem despertando a atenção das empresas. A Cia. Suzano - uma das pioneiras nesse programa participativo - mostra um real interesse em avançar na consolidação da questão ambiental em sua produção florestal e participa ativamente de vários projetos. A Suzano se colocou na vanguarda desse movimento ambientalista nos setores produtivos."

Dr. Paulo Kageyama – Professor titular da ESALQ (Escola Superior de Agronomia Luiz de Queiroz) – USP

A Cia. Suzano de Papel e Celulose conquistou, ao longo de 77 anos, a condição de principal fabricante integrada de papel e celulose de eucalipto do País e uma das maiores da América Latina, com uma forte atuação no mercado doméstico, para o qual destina cerca de 70% de sua produção. Sólida e tradicional, a empresa consegue ser também flexível, ao imprimir rigor e agilidade nas mudanças, e inovadora na visão de futuro, investindo criatividade, competências e tecnologia na geração de valores econômicos, sociais e ambientais.

Nessa rota, em dezembro de 2001, a Divisão Consumo da Companhia conquistou a Certificação ISO 9001, versão 2000, tornando-se a primeira indústria brasileira do setor de papel e celulose a conquistar esse certificado no segmento de imprimir e escrever.

Uma das mais modernas empresas do mundo no setor de papel e celulose, a Bahia Sul ganhou, em 2001, o PNQ - Prêmio Nacional para Qualidade. Essa conquista sintetiza o compromisso com a excelência empresarial e representa a vitória de cada um de seus colaboradores. Ao longo dos últimos dez anos, a empresa alcançou patamares de desempenho e gestão compatíveis com as melhores práticas mundiais, posicionando-a como referência, dentro e fora do setor, em matéria de qualidade, produtividade e competitividade.

Cerca de 80% da produção de celulose de mercado (celulose não transformada em papel) e 35% da produção de papel são destinadas ao mercado externo.

A Bahia Sul Celulose foi a primeira empresa, nas três Américas, a receber a certificação ISO 14001 no setor de papel e celulose e também a única no Brasil a conquistar, em maio de 2000, o prêmio em excelência ambiental, instituído pela ICC (Câmara de Comércio Internacional) e pela ONU.

O conceito de Gestão Unificada Suzano Bahia Sul, iniciado em outubro, compreende a adoção das melhores práticas existentes na Cia. Suzano e na Bahia Sul, cujo objetivo é a preservação dos interesses de todos os acionistas das empresas, mediante a geração dos melhores resultados em qualidade de processos e produtos, logística, comercialização, rentabilidade, gestão de recursos humanos, controle ambiental e responsabilidade social.

PAPER AND PULP
SUZANO BAHIA SUL – UNIFIED MANAGEMENT

"In the last ten years, the environmental issue is attracting attention of the corporations. Cia. Suzano - one of the pioneers in this participating programme - shows real interest in advancing to consolidate the environmental issue in its forest production and takes an active part in several projects. Suzano is in the front line of this environmental movement in the productive sectors."

Dr. Paulo Kageyama - Professor of the ESALQ (Agronomy School Luiz de Queiroz) - USP

Companhia Suzano de Papel e Celulose has attained, during 77 years, the condition of main integrated manufacturer of eucalyptus paper and pulp of the Country and one of the largest of Latin America with a strong performance in the domestic market, to which is destined approximately 70% of its production. Strong and traditional, the company also manages to be flexible even when stressing strictness and agility to the changes and innovating in its vision of the future, investing creativity, skills and technology in the generation of economic, social and environmental values.

In this way, in December 2001, The Company's Consumption Division acquired the ISO 9001 Certification, version 2000, becoming the first Brazilian industry of the paper and pulp sector to obtain that certificate in the printing and writing segment.

One of the world's most modern companies in the paper and pulp sector, Bahia Sul won, in 2001, the PNQ - Prêmio Nacional para Qualidade (National Award for Quality). That achievement synthesizes the commitment with corporative excellence and represents the victory of each one of its collaborators. Throughout the last 10 years, the company has reached performance and management levels compatible with the best worldwide practices, positioning itself as a reference, within and outside the sector, regarding quality, productivity and competitiveness.

Approximately 80% of the market's pulp production (pulp not transformed into paper) and 35% of the paper production are destined to the foreign market.

Bahia Sul Celulose was the first company in the three Americas to get the ISO 14001 Certification in the paper and pulp sector and also the only one in Brazil to get, in May 2000, the award in environment excellence, offered by the ICC (International Chamber of Commerce) and by the UN.

The Suzano Bahia Sul's Unified Management's concept, which started in October, embraces the best practices existent at Companhia Suzano and Bahia Sul, whose

ponto de vista de custos, o saldo da
ıtão Unificada deve ser uma economia
ɔrdem de R$ 30 milhões já em 2002,
servando a independência societária de
a uma da empresas.

or isso que, mesmo com a distinção
dica das empresas, neste relatório será
zada a expressão Suzano Bahia Sul para
ignar as práticas comuns adotadas pela
.. Suzano de Papel e Celulose e pela
ıia Sul Celulose S.A.

O processo de reestruturação tem como principal objetivo assegurar o crescimento da atividade em bases sustentáveis, com maior transparência corporativa e clara percepção dos negócios e empresas coligadas, reforçando seu compromisso com as melhores práticas ambientais e com o desenvolvimento humano.

A Cia. Suzano assegurou, assim, sua capacidade de expansão, uma vez que a Bahia Sul Celulose foi projetada para comportar uma segunda linha de produção, ou seja, pode ser duplicada sem dificuldades. Os benefícios com o negócio não param por aí. Juntas, as duas empresas ganham escala para competir com qualidade e porte no mercado internacional, ampliando fronteiras para os produtos nacionais. Cia. Suzano e Bahia Sul exportaram 12,7% a mais em 2001.

A responsabilidade empresarial e social faz parte do dia-a-dia das empresas. São mais de 4,5 mil colaboradores alocados no escritório de São Paulo, nas duas fábricas localizadas no município de Suzano (SP) e na unidade de Mucuri (BA) e nas várias fazendas das empresas. A capacidade de produção atual é de 1,7 milhão de toneladas/ano. Auto-suficientes em matéria-prima, a celulose de eucalipto, Cia. Suzano e Bahia Sul possuem 172 mil hectares de plantios de eucaliptos em 28 municípios no Estado de São Paulo, além de Bahia, Espírito Santo, Minas Gerais e Maranhão.


REPORT
REPORT
REPORT
...isão Consumo: Certificação ISO 9001, versão 2000
...nsumption Division: Certification ISO 9001, version 2000


Cavacos de eucalipto, Fábrica B, Suzano (SP)
Eucalyptus chips, Plant B, Suzano (SP)


ARQUIVO SUZANO
Plantios de eucaliptos em 28 cidades de 5 estados
Renewable resources in 28 cities of 5 states

*ɜctive is to preserve the interests of all
companies' shareholders, through the
t results in quality of processes and
ducts, logistics, marketing, profitabili-
ɪuman resources management, environ-
ɪtal control and social responsibility.*

*ɪm the point of view of costs, the
ɜnce of the Unified Management shall
ɜ savings of approximately R$ 30 mil-
ı already in 2002, maintaining each
ɪpany's independence.*

*tt is the reason why, even with the legal
inction of the companies, in this report
expression Suzano Bahia Sul will be
d to designate the common practices
ɪpted by Companhia Suzano de Papel
ɪulose and by Bahia Sul Celulose S.A.*

The restructure process has as main objective to assure the activities' growth on sustainable basis, with greater corporative transparency and clear perception of the businesses and associated companies, strengthening the commitment with the best environmental practices and human development.

Companhia Suzano assured, therefore, its capacity of expansion, since Bahia Sul Celulose was designed to have a second production line, i.e. it can be doubled without difficulties. The business benefits have not stopped there. Together, both companies have increased their competitive edge with quality and volume in the international market, widening frontiers for the local products. Companhia Suzano and Bahia Sul exported 12.7% more in 2001.

The social and corporative responsibility is part of the companies' daily routine. There are more than 4,500 collaborators allocated at the São Paulo office, at both plants located in the county of Suzano (SP) and Mucuri (BA), and at the several companies farms. The present production capacity is 1.7 million tons. Self-sufficient in raw material - eucalyptus pulp - Companhia Suzano and Bahia Sul have 172 thousand hectares of eucalyptus plantations in 28 counties in the State of São Paulo, as well as in Bahia, Espírito Santo, Minas Gerais and Maranhão.

Mix de produtos: inovação e liderança de mercado

"Nossa parceria com a Suzano acontece há 12 anos e consideramos um privilégio tê-la como fornecedora. É uma empresa séria, com boa aceitação no mercado e que trabalha pensando no futuro. A Suzano colabora muito para a qualidade de nossos produtos e serviços."

Akira Takano - Comprador da Gráfica Takano



Reciclato: primeiro papel offset 100% brasileiro
Reciclato, first offset 100% Brazilian



ARQUIVO SUZANO

Catador de papel da Coopamare: reinserção social
Paper gatherer: social insertion

A trajetória de pioneirismo e inovação se dá também no desenvolvimento de produtos. Um exemplo é o Reciclato, primeiro papel brasileiro offset 100% reciclado produzido em escala industrial, lançado em março de 2001. Além do incremento da atividade de reciclagem, a Cia. Suzano busca com esse produto uma aplicação maior: parte da renda obtida com a venda do papel é destinada aos projetos sociais e ambientais do Instituto Ecofuturo, aliando, assim, seus ideais a concretas atitudes de mercado.

A Cia. Suzano também foi pioneira na produção do couché nacional, na linha off white, voltada para o mercado editorial, e no segmento SBS (Solid Bleached Sulphate), no qual é líder de mercado, com 60% de participação. Com ousadia e investimentos em novas tecnologias, a empresa possui hoje uma das mais completas linhas de produtos do mercado: papéis couché, papelcartão e papéis não-revestidos.

A segmentação de produtos permite atender os mais diversos mercados e antecipar tendências, como a demanda por papelcartão de gramatura menor e mesma rigidez, obtidas no TP Hi-Bulky, ou maior brancura e impressão frente e verso, a exemplo do Duo Design, produtos que vêm conquistando os mercados nacional e internacional de embalagens.

Na linha de não-revestidos, que compreende o segmento de imprimir e escrever, a Cia. Suzano, mesmo voltada para o mercado interno, tem um importante exemplo

Mix of products: innovation and market leadership

"We have been partners with Suzano for 12 years and we consider it a privilege to have it as a supplier. It is a serious company, well accepted in the market and that works thinking of the future. Suzano cooperates a lot towards the quality of our products and services."

Akira Takano - Purchaser of Gráfica Takano

The pioneering history and innovation also appears in the development of products. An example is Reciclato, first Brazilian 100% recycled offset paper produced in industrial scale and launched in March 2001. Besides the increase in the recycling activities, Companhia Suzano seeks with this product a larger application: part of the profit obtained with the sales of the paper is destined to social and environmental projects of the Ecofuturo Institute, thus allying its ideals to concrete marketing attitudes.

Companhia Suzano was also a pioneer in the production of couché paper locally, in the off-white line, directed to the publishing market, and in the SBS - Solid Bleached Sulphate segment, in which it is the leader of the market, with a 60% share. With boldness and investments in new technologies, the company today has one of the most complete product lines of the market: couché, paperboard and non-covered papers.

The division into segments of products allows it to cover the most different markets and to anticipate trends, such as the demand for less gramature and same stiffness paperboard, obtained in the



Fábrica C. Suzano (SP): papel colorido
Plant C. Suzano (SP): coloured paper

:xportação: o Report, marca líder no nento cut-size, presente em mais de 45 ;es. Nos mercados editorial e gráfico lestaques são o Pólen, papel off white, ominado "o papel do livro", e o Alta ura, que há tempos tornou-se sinônide categoria.

;ahia Sul Celulose produz e comercia celulose de eucalipto branqueada e pade imprimir e escrever, direcionado para gmento reprográfico, nas gramaturas 75, : 90g/m², e offset, com gramaturas que am de 56 a 110g/m², tendo como prinis clientes os mercados gráfico-editori- de cadernos, com destaque para o mento de livros didáticos.

n alvura e opacidade elevadas, o papel 3ahia Sul é produzido a partir do processo de colagem alcalina desde julho de 2000. Está disponível em bobinas de dimensões industriais e, a partir de agosto de 2001, também em resmas, no novo formato folio size, um passo importante para a ampliação da sua linha de produtos.

Resultado de investimentos da ordem de R$ 12 milhões na implantação de duas linhas de cortadeiras, o novo formato permite maior flexibilidade para atender diferentes necessidades do mercado, no tocante ao acabamento e à qualidade de produtos.

A celulose Standard e ECF (Elemental Chlorine Free) é direcionada para exportação, exceto aquela utilizada na fabricação de papel, e responde por 56% da receita líquida de vendas da empresa, incluindo o mercado interno.



Supremo Duo Design e Report Senninha: presença na mídia

Supremo Duo Design and Report Senninha: presence in the media


REPORT
Novo Report Senninha.
Cada folha de papel serve para seu filho e mais 300 mil crianças.
REPORT

Hi-Bulky; or the greater whiteness and back ! front printing, as in the Duo Design, ducts which have been conquering the local ' international packaging markets.

he non-covered line, which includes the ting and writing segments, Companhia ano, even being directed to the internal ket, has an important exports example: ort, leader trade mark in the cut-size ment, present in more than 45 countries. he printing markets the highlights are en, off white paper, so-called "the paper he book", and Alta Alvura, which has g become synonymous of quality.

ia Sul Celulose produces and markets ched eucalyptus pulp and printing and ting paper, directed to the reprographic ment, in the 75, 80 and 90g/m² gramas, and offset, with gramatures that vary n 56 to 110g/m², having as main customers the publishing and copybook markets, with emphasis in the schoolbook segment.

With high whiteness and opacity, Bahia Sul's paper has been produced from the alkaline gluing process since July 2000. It is available in spools of industrial sizes and, since August 2001, also in reams, in the new folio size format, an important step to widen its product line.

Result of investments of approximately R$ 12 million in the implantation of two cutting lines, the new format allows greater flexibility to meet the different market requirements, regarding the finishing and the products quality.

The Standard and ECF (Elemental Chorine Free) pulp is directed to the exports, except the one used in paper manufacturing, and answers for 56% of the net income of the company's sales, including the local market.


E.C.H. WILL

Cortadeira do papel Report, Fábrica B, Suzano (SP)
Cutting machine of Report paper, Plant B, Suzano (SP)



ARQUIVO SUZANO

A Suzano Bahia Sul exporta mais de 2,4 milhões de toneladas de produtos por ano
Suzano Bahia Sul exports over 2.4 million tons of products per year

Ampliando sua atuação no mercado mundial, a Bahia Sul constituiu sociedade com o Grupo Sonae para a aquisição de 29% da Portucel, uma das principais fabricantes de papel e celulose de Portugal, cuja privatização está programada para 2002/2003. Ao fincar o pé no sofisticado mercado europeu, a empresa ganha visibilidade e se consolida como importante player no cenário mundial, devendo atingir uma produção da ordem de 2 milhões de toneladas de produtos, ou seja, um incremento de 14% em seu volume atual de 1,7 milhão.

O Brasil detém cerca de 1,2% da produção mundial de papel para imprimir e escrever e cerca de 4% da produção mundial de celulose.

INTERNATIONALIZATION:
GREATER VISIBILITY

Widening its activities in the world market, Bahia Sul became partners with the Sonae Group to purchase 29% of Portucel, one of the main paper and pulp manufacturers of Portugal, whose privatization is scheduled for 2002/2003.

In stepping into the sophisticated European market, the company gains visibility and consolidates itself as an important player in the world scenario reaching a production of approximately 2 million tons of products, i.e. an increase of 14% in its present volume of 1.7 million.

Brazil has approximately 1.2% of the world production of printing and writing paper and approximately 4% of the world pulp production.

campo, onde começa a atividade da ɔresa, a regra é clara: respeito à pessoa, à ıreza e à vida. A política ambiental da :ano Bahia Sul consiste no compromis- le produzir papel e celulose com o míni- de geração de resíduos e o menor ıacto possível sobre os recursos naturais meio ambiente.

atureza é considerada parte indissociável ıegócio da Suzano Bahia Sul, que foi e sponsável por saltos qualitativos na área ıreservação e conservação ambiental, com ção de tecnologias e modelos inovado- no setor e no País.

n uma área total de 322 mil hectares, dos is 172 mil destinam-se ao plantio de eu- pto e 92 mil à preservação e conservação biental, a Suzano Bahia Sul é pioneira bém na utilização de práticas de manejo, ıo o cultivo mínimo (técnica que possibilita o plantio com mínima intervenção ou alterações nas características físico-químicas do solo) e a introdução do plantio de eucaliptos em mosaico (talhões entremeados com fragmentos de mata nativa).

Em 2001, a Suzano Bahia Sul produziu em seus viveiros, localizados em Itapetininga (SP) e Mucuri (BA), cerca de 28 milhões de mudas. Esse número é resultado direto de pesados investimentos em melhoramento genético do eucalipto, buscando aliar a produtividade florestal às melhores práticas ambientais. Os investimentos em pesquisa florestal chegaram a US$ 2 milhões em 2001.



ARQUIVO SUZANO

Política ambiental: menor impacto sobre os recursos naturais
Environmental policy: smaller impact on natural resources

'he rural area, where the company ivities begin, the rule is clear: respect people, the nature and life. Suzano ıia Sul's environmental policy consists ıe commitment of producing paper pulp 'ı minimum residue generation and the ıllest impact possible on natural ɔurces and the environment.

'ure is considered an inseparable part 'uzano Bahia Sul's business, which was 'has been responsible for big qualitative ɔs in the environment's preservation and servation areas, adopting innovating ınologies and models in the sector and ıe Country.

h a total area of 322 thousand hectares, :hich 172 thousand are used for euca- 'us planting and 92 thousand to the environmental preservation. Suzano Bahia Sul is also a pioneer in the use of farming handling practices, such as a technique that seeks to intervene or alter the physical and chemical characteristics of the soil at a minimum and the introduction of the mosaic eucalyptus cultivation (areas mixed with fragments of native forest).

In 2001, Suzano Bahia Sul produced in its nurseries, located in Itapetininga (SP) and Mucuri (BA), approximately 28 million seedlings. This percentage is the direct result of heavy investments in the eucalyptus genetic improvement, trying to ally forest productivity to the best environmental practices. The investments in forest research reached US$ 2.0 million in 2001.



Viveiro da Suzano Bahia Sul, Itapetininga (SP): 28 milhões de mudas por ano
Suzano Bahia Sul's nursery, Itapetininga (SP): 28 million seedling per year

"A inovação tecnológica é prioritária para ampliarmos a competitividade da indústria brasileira no mercado globalizado. A parceria que iniciamos em 1998 com a Companhia Suzano é um bom exemplo de como a Universidade pode contribuir para esse esforço de desenvolvimento tecnológico. Hoje, dominamos a tecnologia de transformação genética do eucalipto e já possuímos as primeiras árvores transgênicas."

Carlos Alberto Labate – Professor do Departamento de Genética da Esalq (Escola Superior de Agricultura Luiz de Queiroz) – USP

"The technological innovation is a priority to increase the competitiveness of Brazilian industry in the globalised market. The partnership that we began in 1998 with Companhia Suzano is a good example of how University can contribute towards that technological development effort. Today, we dominate the eucalyptus genetic transformation technology and we already have the first transgenic trees."

Carlos Alberto Labate - Associated Professor of the Genetics Department of Esalq (Agronomy School Luiz de Queiroz) - USP

Biotecnologia e Produtividade Florestal

Para assegurar a competitividade florestal, a Suzano Bahia Sul investe em biotecnologia com o objetivo de desvendar o eucalipto. As empresas participam - e estimulam a participação de outras do setor - de duas importantes pesquisas nacionais na área de seqüenciamento genético do eucalipto: o Projeto ForEST, sob a coordenação da Fapesp (Fundação de Amparo à Pesquisa do Estado de São Paulo), e, na esfera governamental, o Projeto Genolyptus, em fase de implantação pelo Ministério da Ciência e Tecnologia.

Nas últimas três décadas, a produção florestal da Suzano Bahia Sul triplicou, utilizando a mesma área de plantio.



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ARQUIVO SUZANO

Seqüência do processo de transformação genética do eucalipto
Process sequence of the eucalyptus genetic transformation

Biotechnology and Forest Productivity

To assure the forest competitiveness, Suzano Bahia Sul invests in biotechnology with the objective of deeply knowing the eucalyptus. The companies participate - and encourage the participation of others of the sector - of two important national researches in the area of the eucalyptus genetic sequencing: the ForEST Project, under the coordination of Fapesp (Fundação de Amparo à Pesquisa do Estado de São Paulo); and, in the governmental spheres, the Genolyptus Project, being implanted by the Ministry of Science and Technology.

During the last three decades, Suzano Bahia Sul's forest production tripled, using the same plantation area.

Industrial Area: Reference in Environment Control

In the industrial area, Suzano Bahia Sul is a reference in environment control, especially in relation to liquid effluents, which follow the strictest world standards. An example of the innovating attitude of Suzano was the production, already in the 80's, of ECF (Elemental Chlorine Free) pulp, replacing elemental chlorine - an aggressive substance to the environment - for oxygen in the product's bleaching process.

Suzano Bahia Sul invests continuously in implanting processes and technologies that contribute to reduce the emission of gases and liquid effluents in the productive process.

In 2001, Companhia Suzano's plant, located in Suzano (SP), began two new projects of modernization and increase of the production capacity of pulp and writing and printing papers, budgeted in US$ 146 million. The result will be the increase of the pulp productive capacity from the present 420 thousand tons/year up to 525 thousand, in a first phase, and 575 thousand tons/year, in a second phase; and an increase of the printing and writing paper production capacity in approximately 24 thousand tons/year, in two already installed machines. The use of the latest technology will result in the increase of speed and, consequently, greater productivity, giving Companhia Suzano's plants unprecedented and important environment differentials.

In the industrial unit of Bahia Sul, located in Mucuri (BA), the conception phase of the productive capacity increase project was successfully concluded, which will allow, in the future, a production of 645 thousand tons of conventional and ECF pulp, with a water consumption of approximately 45 m3/tsa, reduced value in comparison with the performance of other semi-integrated plants.

área industrial, a Suzano Bahia Sul é ›rência em controle ambiental, em espe- l no que diz respeito a efluentes líqui- ;, que seguem os mais rigorosos padrões ındiais. Um exemplo da atitude inova- ·a da Suzano foi a produção, já na década 80, de celulose ECF (Elemental lorine Free), substituindo o cloro ele- ntar - uma substância agressiva ao meio ıbiente - por oxigênio no processo de nqueamento do produto.

Suzano Bahia Sul investe de modo con- ıo na implantação de processos e tecno- ;ias que contribuam para reduzir a emissão gases e efluentes líquidos no processo ›dutivo.

ı 2001, a fábrica da Cia. Suzano, locali- la em Suzano (SP), iniciou dois novos ›jetos de modernização e ampliação de capacidade de produção de celulose e de papéis de imprimir e escrever, orçado em US$ 146 milhões.

O resultado será o aumento de capacidade produtiva de celulose das atuais 420 mil toneladas/ano para 525 mil, em uma primeira fase, e 575 mil toneladas/ano, em uma segunda etapa, e a ampliação da capacidade de produção de papel de imprimir e escrever em cerca de 24 mil toneladas/ano, em duas máquinas já existentes.

O uso de tecnologia de última geração resultará em acréscimo de velocidade e, conseqüentemente, maior produtividade, dotando as fábricas da Cia. Suzano de inéditos e importantes diferenciais ambientais.

Na unidade industrial da Bahia Sul, localizada em Mucuri (BA), foi concluída com sucesso a fase conceitual do projeto de ampliação da capacidade produtiva que permitirá, futuramente, a produção de 645 mil toneladas de celulose convencional e ECF, com um consumo de água da ordem de 45 m3/tsa, valor reduzido em comparação ao desempenho de outras fábricas semi-integradas.



Maior produtividade com rigor ambiental
Greater productivity with environmental strictness

ARQUIVO SUZANO



Layout em 3D da nova planta de evaporação da Fábrica B
Layout in 3D of the new evaporation unit of the Plant B


Leica

Tecnologia de ponta para monitoramento da qualidade no processo industrial

State of the art technology to monitor the quality of the industrial process

"Pertencer ao conjunto de programas desenvolvido pelo Instituto Ecofuturo é conferir ao trabalho da Associação Santa Fé importante credibilidade. A parceria da Santa Fé com o Ecofuturo acontece em momento de extrema importância para nossa instituição e nos permitirá avançar, não apenas ampliando o número de meninos e meninas atendidos, mas sobretudo no aprofundamento do modelo de atendimento."

Márcia Dias – Presidente da Associação Beneficente Santa Fé

A responsabilidade ambiental e social faz parte do dia-a-dia da Suzano Bahia Sul, na busca de soluções que garantam produção com qualidade e, ao mesmo tempo, contribuam para minimizar possíveis impactos ambientais, assegurando a biodiversidade, o equilíbrio do ecossistema e a garantia dos direitos humanos.

A fim de efetivar esse compromisso, a Cia. Suzano criou, em 1999, o Instituto Ecofuturo, um instrumento para potencializar soluções sociais e promover o desenvolvimento sustentável no País, compartilhando conhecimentos, promovendo a educação e transformando a realidade das comunidades menos favorecidas.



ARQUIVO SUZANO

Ler é Preciso: incentivo à leitura
Ler É Preciso: encourages reading

Essa organização não-governamental, criada por Max Feffer, viabilizará a implementação de projetos pontuais de geração de renda local, como Parque das Neblinas (SP), Rio Vivo (MG) e Coopamare (SP), além da realização do programa Ler é Preciso de incentivo à leitura, que está completando três anos de intensa atividade.

Instalada no extremo sul da Bahia, uma região bastante carente, a Bahia Sul tem na interação com a comunidade uma frente estratégica de atuação. Para isso criou o Comitê de Relações com a Comunidade, que atua na identificação das demandas da comunidade, formulação de estratégias e definição das ações comunitárias que contribuam para a melhoria da qualidade de vida na área de influência da empresa.

A implantação da Bahia Sul refletiu positivamente na infra-estrutura local, a partir da instalação de escolas, hospital, vilas residenciais, clubes de lazer, estradas e comunicações, beneficiando não apenas seus colaboradores, mas também toda a comunidade. Criou, assim, um novo padrão de qualidade, principalmente nas áreas de educação e saúde da região.

A empresa mantém duas escolas de primeiro e segundo graus, além de outros importantes projetos sociais, como a Associação Comunitária Golfinho, Centro Cultural Golfinho, Alfabetização de Adultos, Programa de Educação Ambiental e Rede de Saúde Paineiras, entre outros.



ARQUIVO SUZANO

Parque das Neblinas: turismo ecológico
Parque das Neblinas: environmental education

SOCIAL RESPONSIBILITY

"To belong to the group of programmes developed by the Ecofuturo Institute gives the work of the Association Santa Fé important credibility. The partnership of Santa Fé with the Ecofuturo occurs at a very crucial moment for our institution and it will allow us to advance, not only increasing the number of boys and girls cared for, but, above all, in the developing of the service model."

Márcia Dias - President of the Charity Association Santa Fé

The social and environmental responsibility is part of Suzano Bahia Sul's daily routine, searching for solutions, which ensure a production with quality and, at the same time, contribute to minimize possible environmental impacts, assuring the biodiversity, ecosystem balance and guaranteeing the human rights.

In order to accomplish that commitment, Companhia Suzano created, in 1999, the Ecofuturo Institute, an instrument to reinforce social solutions and promote the Country's sustainable development, sharing knowledge, promoting education and transforming the reality of deprived communities. That non-governmental organization, created by Max Feffer, will make feasible the implementation of local pointed income generating projects, such as Parque das Neblinas (SP), Rio Vivo (MG) and Coopamare (SP), as well as carrying out the Ler é Preciso (Reading is Necessary) program that encourages reading and has had three years of intense activity.

Installed in the extreme South of the State of Bahia, a very deprived region, Bahia Sul has found in the interaction with the community a strategic front of action. For this purpose it has created the Committee of Relationship with the Community, which works identifying the communities' needs, preparing strategies and defining the community activities that contribute to the improvement of the life quality in the area influenced by the company.

The implantation of Bahia Sul reflected positively on the local infrastructure with the installation of schools, hospital, residential condominiums, recreation clubs, roads and communications, benefiting not only its collaborators, but also all the community. Therefore it created a new quality standard, mainly in the region's education and health areas.

The company maintains two elementary and high schools, as well as other important social projects, such as the Golfinho Community Association, Golfinho Cultural Center, Teaching Adults to Read and Write, Environmental Education Program and Paineiras Health Network, among others.

EUCALIPTO UMA ÁRVORE NA HISTÓRIA DO BRASIL

A árvore mais famosa do País é o pau-brasil, sinônimo, ao mesmo tempo, de abundância e escassez. O tema deste ensaio é o eucalipto, que tem sua origem na Austrália e adaptou-se muito bem a nosso clima. Trata-se de um gênero florestal que engloba cerca de 600 espécies e desembarcou por aqui com a missão de colocar o Brasil, literalmente, nos trilhos, já que era utilizado como dormente na construção de estradas de ferro.

Acredita-se que as primeiras mudas de eucalipto tenham sido plantadas no Brasil por volta de 1868, no Rio Grande do Sul e no Rio de Janeiro, mas as primeiras experiências com a espécie aconteceram sob o comando de Navarro de Andrade, em 1904. Ao terminar o curso de agronomia em Coimbra, Andrade trouxe na bagagem algumas mudas, que, já em 1909, eram aproveitadas em plantação comercial pela Cia. Paulista de Estradas de Ferro. Aliás, o Horto de Rio Claro, local onde Navarro iniciou suas experiências, tornou-se uma espécie de referência em relação à história da árvore.



ARQUIVO SUZANO

Com o tempo, o eucalipto alcançou destaque no cenário nacional, pois permitia múltiplos usos. Em 1954, a Cia. Suzano de Papel e Celulose iniciou pesquisas para a extração de celulose de eucalipto. Resultado: o Brasil passou de importador a exportador de celulose. A celulose de eucalipto deu ao setor competitividade e respeito na área de pesquisa e desenvolvimento.

Um homem visionário e empreendedor conduziu esse capítulo da história do País: Max Feffer. Se Navarro de Andrade é considerado o pai do eucalipto no Brasil, Max Feffer é considerado seu potencializador, viabilizando a produção do primeiro papel de alta qualidade com 100% de celulose de eucalipto, já na década de 60, e ampliando de forma pioneira no mundo as aplicações do eucalipto.

A aceitação do novo insumo no setor deu um salto nos anos 80. Outras fábricas nacionais seguiram a trilha do eucalipto, fascinadas com o rápido crescimento da árvore e a qualidade do papel fabricado. Em pouco tempo, o Brasil ganhou escala e hoje ocupa a sétima posição no ranking mundial de produtores de celulose de eucalipto, com a marca de 7,4 milhões de toneladas/ano (veja quadro de produção no final).



Considerado exótico por não ser originário do Brasil, o eucalipto tornou-se sinônimo de impacto ambiental e de resistência de ambientalistas. Mas, na realidade, muito se fala e pouco se sabe sobre o eucalipto.

O MITO E SEUS EQUÍVOCOS

O grande mito relacionado ao eucalipto envolve a alegação de que a cultura seca o solo. No entanto, pesquisas realizadas desde 1993 demonstram os equívocos dessa premissa. Em algum momento, detectou-se que o plantio de eucalipto provocava um rebaixamento de volume do lençol freático, que pode estar a poucos metros ou até mesmo a quilômetros de distância da superfície.

O fato é que, na condição de plantio comercial, as raízes do eucalipto não ultrapassam 3 metros, impedindo, na maioria das vezes, o contato com o veio d'água. Estudos do hidrologista florestal Walter de Paula Lima (professor titular do

EUCALYPTUS

A TREE IN THE HISTORY OF BRAZIL

The most famous tree of the Country is Pau-Brazil. At the same time, a synonym of abundance and scarcity. The subject of this essay is the eucalyptus, whose origin is Australia and it was very well adapted to our climate. It is a forest genus that comprehends approximately 600 species and was brought here with the mission of putting Brazil literally on track, since it was used as sleepers in railroad constructions.

It is believed that the first eucalyptus seedlings were planted in Brazil around 1868, in the States of Rio Grande do Sul and Rio de Janeiro, but the first experiments with the species took place under the command of Navarro de Andrade in 1904. When he finished the agronomy course in Coimbra (Portugal), Andrade brought in his luggage some seedlings that, already in 1909, were being used in a commercial plantation by Cia. Paulista de Estradas de Ferro. As a matter of fact, Horto de Rio Claro (cultivated garden for studies), where Navarro began his experiments, became a reference to the history of the tree.

With time, the eucalyptus gained notability in the local scenario, since it could have multiple uses. In 1954, Cia. Suzano de Papel e Celulose began researches for the extraction of eucalyptus pulp. Result: Brazil changed from pulp importer to exporter. Eucalyptus pulp gave the sector competitiveness and respect in the research and development area.

A man of vision and an entrepreneur led this chapter of the Country: Max Feffer. If Navarro de Andrade is considered the father of the eucalyptus in Brazil, Max Feffer is considered its encourager, making feasible the production of the first top quality paper with 100% of eucalyptus pulp already in the 60's and expanding the eucalyptus applications in a pioneering way in the world.

The acceptance of the new raw material in the sector gave a leap in the 80's. Other local manufacturers followed the eucalyptus track, fascinated with the tree's fast growing rate and the quality of the paper manufactured. Soon, Brazil gained positions and today is the seventh in the world's ranking of eucalyptus pulp producers, with the mark of 7.4 million tons per year (see the production table at the end of the text).

Considered exotic because it is not native in Brazil, the eucalyptus became a synonym of environmental impact and environmentalist's resistance. But, in reality, a lot is said and little is known about the eucalyptus.

Departamento de Ciências Florestais da Esalq-USP e autor do livro *Os Impactos Ambientais do Eucalipto*), pesquisador que mais tempo se dedicou às relações do eucalipto com a água, confirmam que não existem efeitos hidrológicos colaterais do plantio de eucalipto. Então, por que os recursos hídricos ficam escassos?

O modelo de manejo florestal está diretamente relacionado ao problema: a forma como cada empresa de base florestal age no interior de suas áreas plantadas define os resultados do impacto no campo. O modelo adotado de forma pioneira pela Cia. Suzano e, desde seu posterior surgimento, pela Bahia Sul é um exemplo de excelência em produtividade com ecoeficiência.

Hoje há cerca de 15 milhões de hectares de eucalipto cultivados em diversos países, correspondendo a 28% dos plantios comerciais. O Brasil possui a maior área plantada com espécies do gênero Eucalyptus: são cerca de 3 milhões de hectares, utilizados em especial na produção de celulose, carvão para siderurgia, extração de óleo, chapas de compensados, serraria e manufatura de móveis.

O cultivo do eucalipto reduz a pressão sobre as florestas nativas. Há, no entanto, outra crítica constante: sua cultura leva ao empobrecimento do solo. Também quanto a esse aspecto, o bom manejo é a chave para qualquer cultura. Walter de Paula Lima lembra que a cultura do eucalipto é a que retira menor quantidade de nutrientes do solo.

Homem & natureza

O problema do trabalho passa pela falta de valorização do homem do campo e melhores perspectivas e desemboca na questão do êxodo rural. Nesse aspecto, a produção de madeira comercial pode e deve apontar novos modelos de relacionamento no campo que revelem alternativas para o conceito de emprego.

A chave para essa questão está na busca de um modelo econômico integrado que atente não apenas para o respeito à natureza e ao meio ambiente, mas também para a valorização das pessoas, produzindo alternativas capazes de promover a geração de riqueza de forma compartilhada. Ou seja, falamos de desenvolvimento sustentável.

Um caminho para melhor explorar a cultura do eucalipto é compartilhar possibilidades, abrindo a floresta comercial à participação de terceiros que queiram investir em atividades que permitam "elevar" o respeito ao trabalho desenvolvido no campo, assim como sua rentabilidade.

Nas propriedades da Cia. Suzano e da Bahia Sul há exemplos concretos sobre como promover alternativas de produção e geração de renda: contribuindo para a produção do mel, estimulada nas copas das árvores de eucalipto, ou estudando formas de envolver a comunidade no manejo de áreas onde a vegetação nativa é preservada ou recuperada, gerando opções sustentáveis, como o cultivo de palmito e bromélias.





The myth and its mistakes

The great myth related to the eucalyptus involves the allegation that its cultivation dries the soil. However, researches carried out since 1993 have shown the mistake of that premise. At no time, it was detected that planting eucalyptus caused the decrease of the waterbed volume, which can be at a few meters or even at kilometers from the surface.

The fact is that, in commercial planting conditions, the eucalyptus roots do not exceed 3 meters deep, not having contact with the waterbed most of the time. Studies of the forest hydrologist Walter de Paula Lima (head professor of the Department of Forest Sciences at Esalq-USP and author of the book Os Impactos Ambientais do Eucalipto (The Environmental Impacts of the Eucalyptus)), researcher who has been dedicated to the relationship eucalyptus/water the longest, confirms that there are no collateral hydrological effects from eucalyptus plantings. Then, why do the hydro resources become scarce?

The forest-handling model is directly related to the problem: the way each forest based company acts within its planted areas defines the results of the impact on the rural area. The pioneer model adopted by Companhia Suzano and, afterwards, by Bahia Sul, is an excellent example of productivity with eco-efficiency.

Today there are approximately 15 million hectares of eucalyptus planted in several countries, corresponding to 28% of the commercial plantings. Brazil has the largest planted area with species of the genus Eucalyptus: about 3 million hectares, used specially to produce pulp, coal for the iron and steel industry, oil extraction, chipboard sheets, saw milling and furniture manufacturing.

The eucalyptus planting reduces the pressure on the native forests. There is, however, another constant criticism: its cultivation leads to the impoverishment of the soil. Also regarding that aspect, good handling is the key of any planting. Walter de Paula Lima points out that the eucalyptus planting is the one that removes lower quantities of nutrients from the soil.

Man & nature

The labor problem begins with the lack of appraisal given to the rural worker and better perspectives and ends at the rural exodus issue. In that aspect, the commercial wood production can and must point out new relationship models in the rural area that show alternatives for the job concept.

The key to this issue is in the search for an integrated economical model that is not only concerned about the respect for the nature and environment, but also about the people's value, producing alternatives capable of promoting the generation of better shared wealth. In other words, we are talking about sustainable development.

A better way to explore the eucalyptus planting is to share possibilities by opening the commercial forest to the participation of third parties who wish to invest in activities that allow "to increase" the respect for the work carried out in the rural area, as well as its profitability.

At Companhia Suzano and Bahia Sul there are concrete examples on how to promote production alternatives and create more income opportunities: contributing to the honey production in the eucalyptus crowns; or studying ways of involving the community in the

A parceria firmada entre a Bahia Sul e a Associação de Apicultores do Extremo Sul da Bahia (Apiexsu) demonstra como a idéia toma formas concretas. Ela permite aos apicultores da Associação utilizar as áreas de eucalipto e as reservas naturais da Bahia Sul para a produção de mel. Os criadores, por seu lado, ajudam a Bahia Sul a preservar tais áreas. O acordo pode quadruplicar a produção de mel na região.

Outro caso similar é o do Parque das Neblinas, reserva privada localizada em uma das fazendas da Cia. Suzano em área de preservação de Mata Atlântica e um dos projetos geridos pelo Instituto Ecofuturo. O parque que ocupa uma área de 1.350 ha, está sendo preparado para ser um pólo regional de desenvolvimento sustentável, aberto para educação ambiental, turismo científico e ecoturismo.

O campo, onde começa o circuito produtivo da Suzano Bahia Sul, é uma das áreas de atuação do Ecofuturo, cuja proposta é ser um catalisador e difusor de projetos e informações relacionados ao desenvolvimento sustentável.

Durante toda a sua vida, Max Feffer insistiu em propor e promover novos modelos de pensar e agir. Investiu no eucalipto como negócio e entendia a importância da valorização das relações humanas como forma de melhorar as perspectivas de vida. Ele sintetizava essa visão de mundo na frase: "A vida que a gente quer depende do que a gente faz".

Exemplos assim tornam evidente que, em qualquer cultura, os melhores resultados são conseqüência de práticas que empregam alta tecnologia para gerar produtividade com valorização das pessoas e o menor impacto possível à natureza.

Nas fazendas da Cia. Suzano e da Bahia Sul, os eucaliptos integram e ladeiam caminhos, mostrando que é possível colocar em prática ações concretas de desenvolvimento sustentável.

Biotecnologia: novas fronteiras

As transformações que o eucalipto permite não param por aí. A árvore é uma forte geradora de conhecimento. No início, empresas pioneiras como a Cia. Suzano investiram no melhoramento genético da espécie. Hoje, com o avanço científico, o eucalipto está sendo desvendado pela biotecnologia. Esse ramo do conhecimento, que também busca converter e aplicar todo o arsenal obtido pela pesquisa de seres vivos em produtos, pretende chegar à árvore perfeita.

O desafio é dominar o seqüenciamento genético do eucalipto, permitindo verdadeiras revoluções no plantio no tocante à produtividade e controle de pragas, como a ferrugem, atualmente uma das principais ameaças à cultura.

Para levar a cabo esse objetivo e ampliar a competitividade florestal brasileira, duas importantes pesquisas serão concluídas até 2005, incentivadas pela Suzano e Bahia Sul, em conjunto com outras empresas, institutos e universidades: Projeto ForEST (Fapesp/SP) e Genolyptus (Ministério da Ciência e Tecnologia). A árvore, exemplo de adaptação, preconceito, transformação, tem agora uma nova chance de reescrever sua história.

PRODUÇÃO E MERCADO BRASILEIRO DE CELULOSE DE EUCALIPTO (em 1.000 t)
BRAZILIAN PULP PRODUCTION AND MARKET (in 1,000 tons)

Ano/*Year*	Produção/*Production*	Import./*Imports*	Export./*Exports*
1960	286	88	0
1970	777	28	38
1980	3.096	60	889
1990	4.351	158	1.034
2000	7.463	343	2.947
2001	7.389	330	3.191

handling of areas where the native vegetation is preserved or recovered, generating sustainable options, such as the palm heart and bromelia planting.

The agreement between Bahia Sul and the Associação de Apicultores do Extremo Sul da Bahia (Apiexsu) (Beekeepers' Association of the Extreme South of the State of Bahia) shows how an idea becomes reality. It allows the beekeepers of the Association to use the eucalyptus and natural reserves of Bahia Sul to produce honey. On the other hand, the beekeepers help Bahia Sul to preserve such areas. The agreement can quadruplicate the region's honey production.

Another similar case is Parque das Neblinas, private reserve located in one of Companhia Suzano's farms in a preservation area of the Atlantic Jungle, and one of the projects managed by the Ecofuturo Institute. The park will occupy an area of 1,350 ha and has been prepared to be a regional center of sustainable development, open for environmental education, scientific and eco-tourism.



The rural area, where Suzano Bahia Sul's productive circuit begins, is one of the areas covered by Ecofuturo, whose proposal is to be a catalyst and a diffuser of projects and information related to sustainable development.

During all his life, Max Feffer insisted in proposing and promoting new models of thinking and acting. He invested in eucalyptus as a business and understood the importance of valuing human relations as a way of improving the perspectives of life. He summarized this world's view in the quote: "The life we want, depends on what we do."

Examples like this make it obvious, in any culture, that the best results are a consequence of practices that use high technology to generate productivity valuing the people and causing the smallest impact possible on nature.

In Companhia Suzano's and Bahia Sul's farms, the eucalyptus integrate and grow along the roads, showing that it is possible to put into practice concrete actions of sustainable development.

Biotechnology: new frontiers

The changes the eucalyptus permits do not stop there. The tree is a deep knowledge generator. At the beginning, pioneer companies such as Companhia Suzano invested in the specie's genetic improvement. Today, thanks to scientific advances, the eucalyptus has been revealed by the biotechnology. That scientific branch, which also seeks to convert and apply all knowledge obtained by the research in living beings to products, intends to achieve the perfect tree.

The challenge is to dominate the eucalyptus genetic sequencing, causing real revolutions to the planting in relation to its productivity and pest control, such as rust, presently one of the main threats to the plantings.

In order to achieve that objective and expand the Brazilian forest competitiveness, two important researches will be concluded up to 2005, encouraged by Suzano and Bahia Sul along with other companies, institutes and universities: ForEST Project (Fapesp/SP) and Genolyptus (Ministry of Science and Technology). The tree, an example of adaptation, prejudice, transformation, now has a new chance to rewrite its history.

PETROQUÍMICA

PETROCHEMICAL



PETROQUÍMICA

Consolidação no setor e transparência nas atividades



ARQUIVO SUZANO

Rio Polímeros: gás natural e polietileno
Rio Polímeros: natural gas and polyethylene

O ingresso da Suzano no setor petroquímico remonta a 1974. A decisão estratégica foi motivada pela percepção de que a indústria de embalagens, importante cliente de produtos de papel, iniciava a utilização de materiais plásticos. Vislumbrou-se o potencial de expansão de uso, o que fez a Suzano considerar a oportunidade de investir no negócio petroquímico como forma de assegurar sua participação no mercado de embalagens. A idéia era atender o mercado tanto com o fornecimento de papel quanto, indiretamente, de produtos plásticos.

Sob esse ponto de vista, o ingresso da Suzano no setor petroquímico representou um "desdobramento" da atividade de papel e celulose. Em outras palavras, a petroquímica nasceu do papel e hoje se consolida como área estratégica para o Grupo.

Foi com base nessa percepção que a Suzano adquiriu, em 1974, participações em duas importantes empresas petroquímicas, Politeno e Polibrasil, bem como na Petroflex, quando de sua privatização, em 1992.

A decisão de atuar em petroquímica foi de importância extraordinária para o Grupo Suzano, tendo se consolidado desde que tomou parte em leilões de privatização conduzidos na década de 90. Foi quando o Grupo ampliou sua atuação no negócio e tornou-se um dos principais players nacionais.

Ao longo das últimas décadas, de fato difundiu-se o uso do plástico na vida cotidiana. São sacos de supermercado, embalagens cosméticas, de higiene e limpeza, potes de alimento, utilidades domésticas e uma infinidade de aplicações que colaboraram para o crescimento da indústria petroquímica brasileira. Ou seja, desde seu ingresso no setor, a Suzano efetivamente tem contribuído para a evolução da indústria petroquímica nacional.

A criação da Suzano Petroquímica S.A. marcou o início da definitiva consolidação do grupo no segmento petroquímico, além de identificar com maior clareza a presença da marca Suzano no setor.

PETROCHEMICAL

Consolidation in the sector and transparency in the activities



Politeno: polietileno
Politeno: polyethylene

Suzano joined the petrochemical sector in 1974. The strategic decision was motivated by the realization that the packaging industry, important customer of paper products, began to use plastic materials. The potential expansion of its use was discerned, and made Suzano consider the opportunity of investing in the petrochemical business as a way to assure its share in the packaging market. The idea was to supply the market with paper and, indirectly, with plastic products.

Under that point of view, Suzano's entry into the petrochemical sector represented an extension of the paper and pulp activity. In other words, the petrochemical business was born from paper and today it is consolidated as a strategic segment for the Group.

It was based on this realization that Suzano acquired in 1974, shares from two important petrochemical companies, Politeno and Polibrasil, as well as from Petroflex, when it was privatized in 1992.

The decision of entering the petrochemical industry had an extraordinary importance for Suzano Group, being consolidated since it started to take part in bidding auctions in the 90's. It was then that the Group expanded its business and became one of the main local players.

During the last decades, in fact the use of plastic has spread in the day-to-day life. There are supermarket bags, cosmetic, hygiene and cleaning product packaging, food containers, household appliances and an indefinite amount of applications that helped the growth of the Brazilian petrochemical industry. In other words, since its entry in the sector, Suzano has effectively contributed for the evolution of the local petrochemical industry.

The creation of Suzano Petroquímica S/A marked the beginning of the definite consolidation of the group in the petrochemical segment, besides identifying more clearly the presence of Suzano's brand in the sector.

As a result from the split of the paper and pulp and petrochemical businesses, which

ultado da cisão dos negócios de papel e ılose e de petroquímica ocorrida em noıbro de 2001, a criação da nova empresa apital aberto, que reúne todas as particiões no setor petroquímico, obedeceu a s objetivos na trajetória do Grupo: priro, a busca por maior transparência em s atividades; segundo, o posicionamenefinitivo como importante player nas s áreas de atuação.

im de assegurar sua competitividade e ıntir base sólida para seu crescimento, a ano Petroquímica conduz dois projetos ɔeso no cenário petroquímico nacional.

Um deles é o do Pólo Gás-Químico do Rio de Janeiro, sob chancela da Rio Polímeros. A participação na empresa é de 33,3%. O outro projeto é o de construção da nova fábrica da Polibrasil Resinas, em Mauá (SP). Ambos têm como marca a gestão compartilhada entre grandes grupos nacionais e internacionais, a escala mundial de produção com o uso de modernas tecnologias de processamento, a localização próxima ao mercado consumidor e o uso de matérias-primas competitivas. Juntos, agregarão cerca de 715 mil toneladas/ano à capacidade de produção atual das empresas, que atingirá 1.865 mil toneladas/ano de produtos derivados do petróleo com as novas fábricas em operação.


petroFLEX

ARQUIVO SUZANO

Petroflex: borracha sintética
Petroflex: synthetic rubber

:urred in November 2001, the creation he new open capital company, which hers all the shares in the petrochemical tor, followed to objectives in the history he Group. First, the search for greater nsparency in its activities. Secondly, the înite positioning as an important player 'ts two business areas.

ɔrder to assure its competitiveness and ɜrantee a solid basis for its growth, zano Petroquímica conducts two large ɔjects in the local petrochemical scenario. :e of them is the Pólo Gás-Químico (Gas emical Center) of Rio de Janeiro, under ı Polímeros brand. The share in the comny is 33.3%. The other project is the construction of the new Polibrasil Resinas plant, in Mauá (SP). Both have in common the shared management between large local and international groups, the production in worldwide scale with the use of modern processing technologies, the location next to the consumer market and the use of competitive raw materials. Together they will add approximately 715 thousand tons/year to the companies' present production capacity, which will reach 1.865 thousand tons years of petroleum byproducts with the new plants in operation.



ARQUIVO SUZANO

Polibrasil: polipropileno
Polibrasil: polypropylene

"Há muitos anos, a Polibrasil doa para a AACD o polipropileno, uma matéria-prima muito utilizada na confecção de aparelhos ortopédicos. Esta colaboração, bastante significativa, beneficia centenas de crianças e adultos que procuram a instituição e representa uma economia significativa para nós, afinal, se não houvesse a doação teríamos de comprar o material. Somos muito gratos a esse gesto da empresa."

Luiz Uberdan – Administrador da AACD (Associação de Assistência à Criança Deficiente)

RIO POLÍMEROS

A Rio Polímeros é a responsável pela implantação do Pólo Gás-Químico do Rio de Janeiro, em Duque de Caxias, Baixada Fluminense. O Complexo contará com unidades produtoras de pirólise de etano e propano (frações do gás natural) e de polietilenos. A unidade de pirólise permitirá que se fabrique eteno, usado na obtenção dos polietilenos. Sua capacidade de produção será de 520 mil toneladas/ano. A unidade produtora de polietilenos terá capacidade de 540 mil toneladas/ano.

A tecnologia licenciada para produção de polietilenos, Unipol®, permitirá o uso de catalisadores metalocênicos de última geração, recentemente disponíveis no mercado.

O investimento total previsto no Pólo Gás-Químico é de US$ 1,080 bilhão. São US$ 650 milhões oriundos de linhas de financiamento do BNDES, do Export-Import Bank of the United States (US Ex-Im Bank) e de um sindicato de bancos comerciais internacionais associados ao Istituto per I Servizi Assicurativi del Commercio Estero (SACE), agência italiana de crédito à exportação. Os US$ 430 milhões restantes ficarão a cargo dos acionistas, proporcionalmente à participação de cada um no capital social da empresa. São 33,33% da Suzano, 33,33% da Unipar, 16,67% da Petroquisa e 16,67% do BNDESPAR.

A Rio Polímeros deverá operar comercialmente no início de 2005. Será o quarto pólo petroquímico do País, terceiro maior na produção de polietilenos. Também será a primeira empresa petroquímica brasileira totalmente integrada e pioneira no uso de frações do gás natural para produção de eteno. É o maior projeto industrial em curso no Rio de Janeiro.

O Pólo consumirá cerca de 800 mil toneladas/ano de etano e propano, obtidos a partir do gás natural da Bacia de Campos. O fornecimento será de responsabilidade da Petrobras, o que é garantido por contrato de longo prazo já firmado.

Considerando a produção de eteno, o etano e o propano apresentam vantagens competitivas substanciais em relação à nafta, tais como disponibilidade, preço, produtividade e menor impacto ambiental.

O Pólo Gás-Químico insere-se em contexto estratégico que extrapola sua própria moti-

"For years, Polibrasil has been donating to the AACD polypropylene, a raw-material very much used in the manufacture of orthopaedic apparatus. This help, very significant, benefits hundreds of children and grown ups who go to the institution for help and represents a significant economy to us, after all, if the donation was not made, we would have to buy the material. We are very grateful for this gesture of the company."

Luiz Uberdan - Administrator of the AACD (Association of Assistance to the Handicapped Childdren))

RIO POLÍMEROS

Rio Polímeros is responsible for the implantation of the Pólo Gás-Químico of Rio de Janeiro, in Duque de Caxias, in the coast of Rio de Janeiro State. The complex will have producing units of propane and ethane pyrolisis (fractions of natural gas) and of polyethylenes. The pyrolisis unit will allow the manufacturing of ethane, used to obtain polyethylenes. Its production capacity will be 520 thousand tons/year. The polyethylene producing unit will have a 540 thousand tons/year capacity.

The licensed technology for polyethylene production, Unipol®, will allow the use of the latest metalocenic catalysts, recently available in the market.

The total investment planned for the Pólo Gás-Químico is US$ 1.080 billion. US$ 650 million come from financing lines of BNDES, the Export-Import Bank of the United States (US Ex-Im Bank) and from a union of international commercial banks associated to the Istituto per I Servizi Assicurativi del Commercio Estero (SACE), Italian agency of credit for exports. The remaining US$ 430 million will be under the shareholders responsibility, proportionally to the participation of each one in the company's social capital. They are 33.33% Suzano's, 33.33% Unipar's, 16.67% Petroquisa's and 16.67% BNDESPAR's.

Rio Polímeros shall be commercially operating at the beginning of 2005. It will be the fourth petrochemical center of the Country, the third largest in production of polyethylenes. It will also be the first Brazilian petrochemical company fully integrated in the use of natural gas fractions for ethane production. It is the largest ongoing industrial project in Rio de Janeiro.

The center will consume approximately 800 thousand tons/year of ethane and propane, extracted from the natural gas of Campos Oil Basin. The supplying will be under Petrobras responsibility, which is guaranteed by a long-term contract already signed.

Considering the ethene production, the ethane and propane show substantial competitive advantages in relation to naphtha, such as availability, price, productivity and smaller environmental impact.

The Pólo Gás-Químico is inserted in the strategic contest that exceeds its own motivation, that of producing polyethylenes. In a larger sense, it is aligned with Rio de Janeiro State's goal that is stimulating the industrial growth and development. That is the reason it is a kind of symbol of the economic revitalization undergone in the State after the second half of the 90's. The estimated tax collection of US$ 100 million per year is significant, reassuring the importance of the Complex, as well as the 3

POLIBRASIL

io, a de produzir polietilenos. Conjuga-
m sentido mais amplo, com o interesse
lio de Janeiro de estimular o crescimen-
o desenvolvimento industrial. É, por
, uma espécie de símbolo da revitaliza-
econômica experimentada pelo Estado a
ir da segunda metade dos anos 90. A
cadação estimada de US$ 100 milhões
ais em impostos é eloqüente no sentido
eafirmar a importância do Complexo,
m como os 3 mil empregos diretos que
erão ser criados. Tudo isso sem contar a
alação de novas empresas na região e as
s de 4 mil vagas durante as obras de
lantação.
campo da responsabilidade social, a Rio
meros integra a Associação das Empre-
de Campos Elíseos (Assecamp), que planeja e executa medidas destinadas a acelerar o desenvolvimento da região de Duque de Caxias. As ações pautadas abrangem a assinatura de um convênio para a implantação de serviço médico, de engenharia e segurança do trabalho, a melhoria e organização das placas indicativas das empresas, o aumento do efetivo de rondas policiais e alterações nas condições de tráfego e limpeza. Outro projeto é o da recuperação de manguezais na área, numa parceria com a Petroflex, a Fundação Estadual de Engenharia do Meio Ambiente (Feema) e o Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Ibama).

A Polibrasil é pioneira e líder na fabricação de polipropileno na América Latina. Essa resina versátil é aproveitada por indústrias de diversos segmentos, tais como automobilístico, farmacêutico, alimentício e de eletrodomésticos.
A empresa dispõe de unidades em Mauá (SP), Camaçari (BA) e Duque de Caxias (RJ), com capacidade de produção total de 450 mil toneladas/ano. Sua controlada Policom, situada na Bahia, produz 24 mil toneladas/ano de compostos de polipropileno, largamente utilizados na indústria automobilística.
A Polibrasil está certificada pelas normas ISO 9001 e ISO 14001.
O controle está dividido entre Suzano e Basell, maior produtor de polipropileno do mundo.


ARQUIVO SUZANO

Polibrasil: capacidade total de produção de 450 mil toneladas / ano
Polibrasil: total production capacity of 450 thousand tons/year

*sand direct jobs that might be created.
this without taking into account the
allation of new companies in the re-
n, and over 4 thousand jobs during the
lantation works.
he Social Responsibility field, Rio
meros integrates the Associação das
presas de Campos Elíseos (Association
he Companies of Campos Elíseos)
SECAMP), which plans and executes
asures destined to speed up the develop-
nt of Duque de Caxias region. The
nned activities include the signature of
agreement to implant medical, engineer-
and labor safety services, the improve-
nt and discipline of the companies' sign
s, the increase of the number of police
rols and alterations in the traffic and
nliness conditions. Another project is
recuperation of mangroves in the area.
artnership with Petroflex, the Fundação Estadual de Engenharia do Meio Ambiente (State Foundation for Environmental Engineering) (Feema) and the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute for Environment and Renewable Natural Resources) (Ibama).*

POLIBRASIL

Polibrasil is a pioneer and leader in polypropylene manufacturing in Latin America. This versatile resin is used by industries of various segments, such as automotive, pharmaceutical, food and household appliances.
The company has units in Mauá (SP), Camaçari (BA) and Duque de Caxias (RJ), with a total production capacity of 450 thousand tons/year. Its controlled company, Policom, located in the State of Bahia, produces 24 thousand tons/year of polypropylene compounds, widely used in the automotive industry.
Polibrasil is certified by the ISO 9001 and ISO 14001 standards.
The control is split between Suzano and Basell, the world's largest polypropylene producer.






ONO
ARQUIVO SUZANO

Produtos derivados do polipropileno da Polibrasil
Polibrasil's polypropylene by-products



ARQUIVO SUZANO

nes derivados de polipropileno
ns derived from polypropylene

A Polibrasil começou a operar em 1978, tendo atravessado longo processo de reestruturação societária que culminou na atual configuração. Além de atender importantes clientes nacionais, a empresa exporta para mais de 40 países. O faturamento bruto da controladora atingiu R$ 908,1 milhões em 2001, com o lucro líquido de R$ 21,6 milhões.

A nova unidade de produção de polipropileno em Mauá (SP), com capacidade de 300 mil toneladas/ano, contará com moderna tecnologia de produção e entrará em operação em dezembro de 2002. O investimento total na nova fábrica e em instalações adjacentes necessárias à operação será de US$ 215 milhões. Serão R$ 100 milhões em financiamento do BNDES e US$ 90 milhões a cargo do FMO, agência holandesa de desenvolvimento (com suporte do ABN Amro Bank). O restante do investimento resultará de aportes dos acionistas e de recursos próprios.

Com a nova unidade, a Polibrasil torna-se detentora da mais moderna tecnologia de produção do mercado. Também disporá de uma das maiores linhas de produção de polipropileno do mundo. Sua capacidade de produção se elevará a 625 mil toneladas anuais de polipropileno, o que a tornará a maior produtora latino-americana da resina.

A Polibrasil mantém uma intensa atividade voltada para o desenvolvimento das áreas onde está presente. Essa atuação ocorre por meio de câmaras de desenvolvimento regionais, nas esferas intermunicipal e municipal. Entre os projetos de maior destaque estão a participação na Associação das Empresas de Campos Elíseos (Assecamp) - da qual também faz parte a Rio Polímeros -, responsável pela elaboração e execução de ações voltadas para a melhoria da área, o Projeto Alquimia, parceria com as sete prefeituras da região do ABCD paulista para qualificar e formar profissionais, e campanhas de doações que beneficiam as comunidades circunvizinhas das unidades industriais da empresa.

Cadeira produzida a partir de derivados de polipropileno

Chair produced from polypropylene by-products



ARQUIVO SUZANO

Polibrasil began to operate in 1978, having undergone a long process of share restructure that finished with the present configuration. In addition to supplying important local clients, the company exports to over 40 countries. The controller's gross invoicing reached R$ 908.1 million in 2001 and net profits of R$ 21.6 million.

The new polypropylene production unit in Mauá (SP), with a capacity of 300 thousand tons/year, will have modern production technology and will begin operations in December 2002. The total investment in the new plants and in necessary adjoining facilities for the operations will be US$ 215 million. R$ 100 million will come from financing of BNDES and US$ 90 million from the FMO, a Dutch development agency (with support of ABN Amro Bank). The rest of the investment will come from the shareholders and its own resources.

With the new unit, Polibrasil keeps the most modern producing technology of the market. It will also have one of the largest world polypropylene production lines. Its production capacity will increase up to 625 thousand tons per year of polypropylene, which will make it the largest resin producer of Latin America.

Polibrasil maintains an intensive activity for the development of the areas where it is present. This action occurs through regional development chambers, in the inter-county and county spheres. Among the most important projects are the participation in the Associação das Empresas de Campos Elíseos (ASSECAMP) - of which Rio Polímeros is also a member -, responsible for the preparation and execution of activities directed to the improvement of the area, the Alquimia Project, a partnership with the seven City Halls of the ABCD region of the Sate of São Paulo to qualify and educate professionals, and donation campaigns that benefit the neighboring communities of the company's industrial units.

OLITENO

Politeno é uma das maiores produtoras ino-americanas de polietilenos.
produto é usado na fabricação de embalans, utilidades domésticas, brinquedos, lçados, sacaria e outros itens. Sua fábri-, localizada no Pólo Petroquímico de maçari (BA), ao lado da Copene, produz 0 mil toneladas/ano.
empresa também conta com as certificaes ISO 9001 e ISO 9002.
companhia ostenta participação de desta-e no mercado nacional de polietilenos, nquistada graças à reconhecida qualidade seus produtos e à excelência dos servis que presta.

Fundada em 1974, a Politeno é controlada por Suzano, Conepar, Sumitomo e Itochu. O faturamento bruto em 2001 foi de R$ 849,7 milhões, com lucro líquido de R$ 48,4 milhões.
Nos últimos dois anos, a empresa foi finalista do Prêmio Nacional da Qualidade (PNQ). É o mais importante prêmio de reconhecimento à busca da excelência em qualidade no Brasil.
Os vários projetos desenvolvidos pela Politeno em benefício da comunidade, tanto isoladamente como em parceria com clientes, prefeituras, organizações não-governamentais e entidades de classe, privilegiam sobretudo o atendimento a crianças e adolescentes carentes da região de Camaçari. Eles incluem o apoio à formação educacional de 150 meninos e meninas da Creche Esperança, em Camaçari, e a adoção de dois leitos no Hospital Martagão Gesteira, referência em pediatria na Bahia. Mas a atuação da empresa não se limita ao território baiano: ela doa polietileno para a confecção de prótese mamária externa, num trabalho com voluntários dirigido para o Hospital Pérola Byington, de São Paulo.





Planta da Politeno no Pólo Petroquímico de Camaçari (BA)
Politeno's plant at the Petrochemical Centre of Camaçari (BA)

OLITENO

liteno is one of the largest Latin Ameri-ı polyethylene producers.
e product is used to manufacture ckaging, household appliances, toys, oes, bags and other items. Its plant, ated in the Petrochemical Center of Caçari (BA) next to Copene's, produces) thousand tons/year.
e company also has the ISO 9001 and 02 certificates.
e company holds an important share of local polyethylene market, thanks to the ognized quality of its products and the ellent services it offers.
unded in 1974, Politeno is controlled by zano, Conepar, Sumitomo and Itochu. gross sales in 2001 were R$ 849.7 mil-n, with net profits of R$ 48.4 million.
ring the last two years, the company s been a finalist of the National Quality Award (PNQ). It is the most important award in recognition to the search of excellence in quality in Brazil.
Several projects developed by Politeno benefiting the community, either by itself or in partnerships with customers, City Halls, non-governmental organizations and class entities, privilege mostly services for needy children and adolescents of Camaçari region. They include educational support to 150 girls and boys of the Esperança Day Care in Camaçari, and the adoption of two beds in the Martagão Gesteira Hospital, pediatric reference in Bahia. But the work of the company is not limited to the State of Bahia: it donates polyethylene for the manufacturing of breast prosthesis, a volunteering activity for the Pérola Byington Hospital of São Paulo.



Politeno: capacidade de produção de 340 mil toneladas/ano
Politeno: production capacity of 340 thousand tons/year

PETROFLEX

A Petroflex foi a primeira empresa petroquímica privatizada no Brasil. Isso aconteceu há exatos dez anos. Hoje, é a maior produtora de borracha sintética da América Latina, sexta maior do mundo. Suas três unidades industriais, situadas em Cabo (PE), Duque de Caxias (RJ) e Triunfo (RS), têm capacidade de produção total de 360 mil toneladas/ano. Todas contam com certificações ISO 9002 e ISO 14001.
O controle acionário é exercido por Suzano, Copene e Unipar. Juntas, detêm 50,4% do capital.
A empresa exporta para mais de 50 países. Seu faturamento bruto em 2001 foi de R$ 768,5 milhões, com lucro líquido de R$ 11 milhões.
A lista de produtos somava 21 tipos de borracha há dez anos. Hoje, contabiliza mais de 70 itens. A conquista deveu-se à estratégia comercial de direcionar esforços à produção e ao desenvolvimento de produtos de maior valor agregado.
A produtividade também alcançou novos patamares. Em 1992, era de 104 toneladas/empregado/ano. No ano passado, atingiu 300 toneladas/empregado/ano.
Nestes dez anos de privatização, a companhia investiu na melhoria de seu parque industrial, reduziu perdas de produção, eliminou passivos ambientais, melhorou eficiência operacional e tornou-se benchmarking para a indústria internacional de borracha sintética.
Ou seja, a Petroflex tornou-se uma nova companhia sob gestão privada.
A Petroflex conduz numerosos projetos sociais nas áreas próximas a suas unidades industriais, relacionados a temas como educação, saúde, geração de renda e meio ambiente. Em sua maioria, esses projetos são executados com o suporte técnico de universidades, organizações não-governamentais e outras instituições.
As mais destacadas dessas ações são a recuperação de manguezais na região de Duque de Caxias, em parceria com a Rio Polímeros, a Fundação Estadual de Engenharia do Meio Ambiente (Feema) e o Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Ibama), e o Projeto Ingá, em Triunfo, que busca preservar a mata ciliar da região e capacita professores da rede do Estado em termos de educação ambiental.


ARQUIVO SUZANO

A produção anual de borracha sintética da Petroflex é de 360 mil toneladas
Petroflex annual production of synthetic rubber is 360 thousand tons

PETROFLEX

Petroflex was the first petrochemical company privatized in Brazil. It happened exactly ten years ago. Today, it is the largest synthetic rubber producer of Latin America, the sixth largest in the world. Its three industrial units, located in Cabo (PE), Duque de Caxias (RJ) and Triunfo (RS), have a total production capacity of 360 thousand tons/year. All of them have the ISO 9002 and ISO 14001 certificates.
Suzano, Copene and Unipar hold the share control. Together, they have 50.4% of the capital.
The company exports to over 50 countries. Its gross sales in 2001 were R$ 768.5 million, with net profits of R$ 11 million.
The list of products held 21 types of rubber 10 years ago. Today, it has over 70 items. The achievement was due to the commercial strategy of directing efforts to the production and development of products with greater economic value addition.
The productivity also reached new levels. In 1992, it was 104 tons/employee/year. Last year, it reached 300 tons/employee/year.
In these last 10 years of privatization, the company has invested on the improvement of its industrial area, reduced production losses, eliminated environmental liabilities, improved operational efficiency and has become a benchmark for the international synthetic rubber industry.
In other words, Petroflex has become a new company under private management.
Petroflex conducts numerous social projects in the areas near its industrial units related to subjects such as education, health, income generation and environment. Mostly, these projects are executed with the technical support of universities, non-governmental organizations and other institutions.
The most remarkable of these activities are the recovery of mangroves in Duque de Caxias region, in partnership with Rio Polimeros, Fundação Estadual de Engenharia do Meio Ambiente (Feema) and Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Ibama), and Ingá Project, in Triunfo, which seeks to preserve the region's river edge forests and qualifies teachers of public schools in terms of environmental education.

E X P E D I E N T E / E X P E D I E N T

PERFIL CORPORATIVO DAS EMPRESAS SUZANO - 2001 / *SUZANO COMPANIES' CORPORATE PROFILE - 2001*

Coordenação / *Coordination*

Vice-presidência Corporativa /

Corporative Vice-presidency

Realização / *Realization*

Gabarito de Marketing Editorial

Editores / *Editors*

Ana Luiza Guímaro

Leonel Prata

Projeto Gráfico / *Graphic Design*

Idéia & Imagem Comunicação Visual

Textos / *Writing*

Eduardo Araia

Cristina Thomaz

Tradução / *Translation*

Ana Godward

Sandra Sciulli Vital

Revisão / *Revision*

Márcia Menin

Fotos / *Photos*

Puppin Fotógrafos

(fotos sem menção de crédito /

photos without credit)

Impressão / *Printing*

Takano Editora Gráfica

Capa / Cover

Impressa em Couché Reflex Matte 230g/m², da Cia. Suzano, produzido com recursos renováveis
Printed on Cia. Suzano's Couché Reflex Matte 230 gsm paper, produced with renewable resources

Capa revestida com laminação fosca de BOPP, produzido com Prolen®, o polipropileno da Polibrasil
Opaque laminated cover, with BOPP lamination, produced with Prolen®, Polibrasil polypropylene

Miolo / Inside

Impresso em Couché Reflex Matte 170g/m², da Cia. Suzano, produzido com recursos renováveis
Printed on Cia. Suzano's Couché Reflex Matte 170 gsm paper, produced with renewable resources

Impressão por meio da flexografia em BOPP, produzido com Prolen®, o polipropileno da Polibrasil
Printing by flexography on BOPP, produced with Prolen®, Polibrasil's polypropylene

Folder duplo com aplicação de essência na tinta de impressão (por meio de processo serigráfico), com o aroma das florestas de eucalipto da Cia. Suzano. Processo "Raspe e Cheire".
Double folder with essence applied on the printing ink (by serigraphic process), with Cia. Suzano's eucalyptus forest fragrance. Process "Scrape and Smell"

Invólucro Plástico / Plastic Packaging

Embalagem feita com Prolen®, o polipropileno da Polibrasil
Packaging made from Prolen®, Polibrasil polypropylene

Caixa / Box

Estojo em Cartão TP Bulky 375g/m², da Cia. Suzano, produzido com recursos renováveis
Case of Cia. Suzano's Triplex paperboard TP Bulky 375 gsm, produced with renewable resources

Cia. Suzano de Papel e Celulose S/A
Av. Brigadeiro Faria Lima, 1355 - 5° ao 12° andar
01452-919 - São Paulo/SP - Brasil
Tel.: (55-11) 3037-9000
www.suzano.com.br

Bahia Sul Celulose S/A
Rua Dr. Fernandes Coelho, 85 - 9° ao 11° andar
05423-040 - São Paulo/SP - Brasil
Tel.: (55-11)3031-9600
www.bahiasul.com.br

Rio Polímeros S/A
Rua Sete de Setembro, 54 - 5° andar
20050-000 - Rio de Janeiro/RJ - Brasil
Tel.: (55-21) 2524-1814
www.riopolimeros.com.br

Polibrasil Resinas S/A
Av. Dr. Chucri Zaidan, 80 - 11° andar - bloco C
04583-110 - São Paulo/SP - Brasil
Tel.: (55-11) 3345-5900
www.polibrasil.com.br

Politeno Indústria e Comércio S/A
Rua Tenente Negrão, 140 - 2° andar
04530-030 - São Paulo/SP - Brasil
Tel.: (55-11) 3704-6900
www.politeno.com.br

Petroflex Indústria e Comércio S/A
Rua Marumbi, 600
25221-000 - Duque de Caxias/ RJ - Brasil
Tel.: (55-21) 2677-1241
www.petrolex.com.br

Relatório de Gestão 2001
Bahia Sul Celulose S.A.

MANAGEMENT REPORT 2001 BAHIA SUL CELULOSE S.A.




CUIDAD
LAMINA DE
TRANSBORDO
PODE ESTAR AFIA



Bahia Sul Celulose: orientada para crescer em bases sustentáveis e oferecer os melhores resultados de forma ética e responsável

Bahia Sul Celulose: directed to grow on sustainable basis and to offer the best results in an ethical and responsible way



Bahia Sul Celulose conquistou o Prêmio Nacional da Qualidade (PNQ) em 2001: excelência de gestão empresarial

Bahia Sul Celulose won the National Quality Award (PNQ) in 2001: excellence in corporative management

SEM LIMITES PARA CONQUISTAS

A história desta empresa se confunde com a história de Max Feffer, mentor e idealizador do projeto Bahia Sul, em parceria com a Vale do Rio Doce e o BNDESPAR. Por isso, quando a Cia. Suzano concluiu as negociações que a tornaram, definitivamente, a controladora da Bahia Sul, após exatos 30 dias de seu falecimento, vivemos o momento com profunda emoção. Este teria sido, certamente, um momento de muito orgulho para Max Feffer, um líder de grande carisma, sensível, arrojado e ousado como poucos.

Na seqüência desse episódio, um novo e significativo passo: o início da *Gestão Unificada Suzano e Bahia Sul*, a partir do que a adoção das melhores práticas, somada à conclusão dos projetos em andamento, garantirá às empresas significativa competitividade internacional, reforçando a posição entre as líderes nos mercados nacional e mundial.

Orientada para crescer em bases sustentáveis e oferecer os melhores resultados de forma ética e responsável, a Bahia Sul experimentou, meses depois, um novo episódio grandioso: conquistou o Prêmio Nacional da Qualidade, obtendo o melhor desempenho entre as 30 empresas inscritas.

Para nós, o PNQ consagrou uma trajetória de muita dedicação e sólidas relações com nossos colaboradores, clientes, fornecedores e demais parceiros, verdadeiros responsáveis pelo prêmio.

Como entendemos qualidade como um alvo móvel, que requer aprimoramento constante, concluímos os resultados de 2001, que ora apresentamos, com a grata satisfação do dever cumprido e a certeza de que, junto com todos os nossos parceiros, não há limites para novas conquistas.

Murilo Passos
Diretor Superintendente

OPENING

CONQUESTS WITH NO LIMITS

This company's history blends with the history of Max Feffer, mentor and idealiser of the Bahia Sul project, in partnership with Vale and BNDESPAR. Consequently, when Cia. Suzano concluded the negotiations, which definitively gave it Bahia Sul's control, after exactly 30 days of his death, we felt the moment with great emotion. Definitely, this would have been a very proud moment for Max Feffer, one of a few very charismatic, sensitive, courageous and daring leaders.

Following this episode, a new and significant step: the beginning of Suzano's and Bahia Sul's Unified Management, *which adopting the best practices, plus the conclusion of the ongoing projects, will guarantee the companies a significant international competitiveness, reinforcing the position among the leaders in the local and world markets.*

Directed to grow on sustainable basis and to offer the best results in an ethical and responsible way, Bahia Sul underwent, months later, a new remarkable episode: it won the Prêmio Nacional da Qualidade (National Quality Award), accomplishing the best performance among the 30 indicated companies.

For us, the PNQ rewarded a path of great dedication and solid relationships with our collaborators, customers, suppliers and other partners: those truly responsible for the award.

Since we consider quality as a moving goal, which requires constant improvement, we have concluded the results of 2001 that we now present, with the great satisfaction of a well done job and the certainty that, along with all our partners, there are no limits for new conquests.

Murilo Passos
Superintendent Director

GESTÃO UNIFICADA, RECORDE DE


O Modelo Bahia Sul de Gestão adota os critérios do PNQ desde 1996
The Bahia Sul Management Model has adopted the PNQ criteria since 1996

Para a Bahia Sul, o ano de 2001 trouxe consigo muitas transformações. Levando em conta o cenário mundial, os resultados da empresa – como não poderia deixar de ser – sofreram influência em função da queda de preços da celulose no mercado internacional e das fortes oscilações da taxa de câmbio entre o real e o dólar norte-americano.
Mas foram as mudanças internas que fizeram com que o ano entrasse para a história da Bahia Sul. No primeiro semestre, a Cia. Suzano de Papel e Celulose assumiu o controle acionário da empresa, depois de adquirir a participação que pertencia à Companhia Vale do Rio Doce.
A Cia. Suzano anunciou, em setembro, sua reestruturação. Separou as operações de papel e celulose das de petroquímica. Na mesma época, a

P R E S E N T A T I O N

UNIFIED MANAGEMENT, RECORD OF PRODUCTION AND OTHER ACHIEVEMENTS

The year 2001 brought many changes to Bahia Sul. Taking into account the world scenario, the company's results – as it could not be otherwise – were influenced by the fall of the pulp price in the international market and by the great oscillations of the Real exchange rates to the American dollar.
But it was the internal changes that made the year become part of Bahia Sul's history. In the first half, Companhia Suzano de Papel e Celulose took over the company's stock share control, after purchasing the stocks belonging to Companhia Vale do Rio Doce.
Companhia Suzano announced, in September, its restructuring. It separated the paper and pulp operations from the petrochemical ones. Meanwhile, Bahia Sul became an associated to the Portuguese group Sonae, aiming to participate of Portucel's privatization process, opening a new strategic front for the consolidation of Suzano's companies globally.
It is important to point out the conquest of the Prêmio Nacional da Qualidade (PNQ), offered by Fundação para o Prêmio Nacional da Qualidade (Foundation for the National Quality Award) (FNPQ), which distinguishes Bahia Sul for its corporative management Excellence. The company has adopted the PNQ management criteria since 1996.
The great accomplishments did not stop there: in October Bahia Sul management was joined to Companhia Suzano's paper and pulp business area, after a wide assessment of the possible synergies and best practices of both companies. And more positive results came out. The company's net sales were 5.5% above the previous year. From the total of sales, 71% were to the foreign market and 29% to the domestic market. As a matter of fact, our domestic market was stimulated by the opening of the Paper Conversion Unit, in Mucuri (BA).
Other outstanding events: the industrial area broke its production record of totally bleached pulp and finished products. In the Natural Resources division, the planting area increased 67% and the development program grew 447% in comparison to 2000.
Bahia Sul was intensely dedicated in research and development, signing important partnerships with suppliers, customers and universities that will result in improvements in the industrial production. The attention to the environment has gone on with important achievements, such as the reduction of fiber losses and emissions in the industrial process and the continuity of important corporative programs and projects, such as the Integrating Project for the Biodiversity Conservation, Hydrographical Micro-basin Project, Residue Recycling and Selective Collection Program and Alternative Studies for the Use and Final Disposal of Solid Residues.

ODUÇÃO E OUTRAS CONQUISTAS

Bahia Sul associou-se ao grupo português Sonae, tendo como meta participar do processo de privatização da Portucel, abrindo uma nova frente estratégica para a consolidação das empresas Suzano em escala global. Vale destacar a conquista do Prêmio Nacional da Qualidade (PNQ), concedido pela Fundação para o Prêmio Nacional da Qualidade (FNPQ), que distingue a Bahia Sul pela excelência de sua gestão empresarial. A empresa vem adotando os critérios PNQ de gestão desde 1996.
Os grandes acontecimentos não pararam por aí: em outubro ocorreu a coordenação da gestão da Bahia Sul com a área de negócios de papel e celulose da Cia. Suzano, após extensa avaliação das sinergias possíveis e das melhores práticas entre as duas empresas.
E mais resultados positivos foram surgindo. A receita líquida de vendas da empresa foi 5,5% superior ao resultado do ano anterior. Do total de vendas, 71% foram para o mercado externo e 29% para o mercado doméstico. Aliás, sobre esse mercado, ele ganhou fôlego com a inauguração da Unidade de Conversão de Papel, em Mucuri (BA).
Mais destaques: a área industrial superou seu recorde de produção de celulose total branqueada e de produtos acabados para comercialização. Sobre a Divisão de Recursos Naturais, a área de plantio próprio teve um incremento de 67% e o programa de fomento cresceu 447% em relação a 2000.
A Bahia Sul dedicou-se intensamente na área de pesquisa e desenvolvimento, firmando importantes parcerias com fornecedores, clientes e universidades que resultarão em melhorias na produção industrial.
A atenção ao meio ambiente prosseguiu com importantes ganhos, tais como a redução da perda de fibras e de emissões no processo industrial e a continuidade de significativos projetos ou programas corporativos, como o Projeto Integrado de Conservação da Biodiversidade, Projeto Microbacia Hidrográfica, Programa de Coleta Seletiva e Reciclagem de Resíduos e Estudos de Alternativas para Uso e Disposição Final de Resíduos Sólidos.
No campo social, tiveram destaque importantes projetos ou programas da empresa na região de influência do empreendimento, tais como o Programa de Voluntariado Empresarial e de Formação de Gestores de Entidades Sociais, Projeto Sementeira – Educar para o Futuro, Projeto Educação – Capacitação de Professores, Projeto Cidadão Educar, Programa Nosso Vizinho, Projeto Biblioteca para Todos e o apoio à Associação Comunitária Golfinho e ao Centro Cultural Golfinho.
Mudanças à parte, os resultados positivos de 2001 deixaram otimistas as perspectivas para 2002. As metas a serem atingidas são o aperfeiçoamento das práticas corporativas e a busca de maior transparência para o mercado.

In the social field, we can point out the important company projects or programs in its region of influence, such as the Corporative Volunteering and Social Entities Management Training Programs, Seed-Bed Project – Educate for the Future, Education Project – Training for Teachers, Citizen's Education Project, Our Neighbor Program, Library for All Project and the support to the Golfinho Community Association and to the Golfinho Cultural Center.
Apart from the changes, the positive results of 2001 left optimistic perspectives for 2002. The targets to be attained are the improvement of corporative practices and the seeking of greater transparency for the market.



A unidade industrial superou em 2001 seu recorde de produção de celulose e papel
The industrial unit broke its record in pulp and paper production in 2001

Direcionados com precisão, os investimentos efetuados na Bahia Sul em 2001 permitiram à empresa a obtenção de resultados importantes para o sucesso de seu negócio, como a maior flexibilidade no atendimento aos clientes e o recorde no plantio de mudas de eucalipto.

Unidade de Conversão de Papel

Em agosto, entrou em operação a Unidade de Conversão de Papel, instalada na unidade industrial em Mucuri (BA), que eliminou a necessidade de contratação de terceiros para o corte e acabamento de papel em resmas (folio size). O investimento de US$ 12 milhões permitiu à Bahia Sul atender com mais agilidade às necessidades do mercado.

Ampliação da Base Florestal e do Viveiro de Mudas

As metas de expansão foram plenamente atingidas em 2001: a aquisição de 15 mil hectares de área, o plantio de 18 mil hectares de eucalipto – que significou um novo recorde de plantio anual na empresa – e a ampliação do Viveiro de Produção de Mudas de Eucalipto, elevando para 15 milhões de mudas clonais a capacidade anual de produção.



ARQUIVO BAHIA SUL

Celulose branqueada de eucalipto
Eucalyptus bleached pulp

I N V E S T M E N T S

Managed with accuracy, the investments made in Bahia Sul in 2001 brought to the company important results for its business success, such as a greater flexibility in serving the customers and the record in the planting of eucalyptus seedlings.

Paper Conversion Unit

In August, the Paper Conversion Unit began operations, installed in the industrial unit in Mucuri (BA), what eliminated the need of hiring third parties to cut and finish the paper in reams (folio size). The investment of US$ 12 million allowed Bahia Sul to meet the requirements of the market with a greater agility.

Enlargement of the Forest Basis and of the Seedling Nursery

The expansion goals were fully reached in 2001: the purchase of an area of 15 thousand hectares, the planting of 18 thousand hectares of eucalyptus – that represents a new annual planting record in the company – and the expansion of the Eucalyptus Seedling Production Nursery, increasing to 15 million the cloned seedlings annual production capacity.



Ao longo de 10 anos, a Bahia Sul alcançou patamares de desempenho de gestão compatíveis com as melhores práticas mundiais

Throughout 10 years, Bahia Sul has reached management performance levels compatible to the best practices worldwide

Sempre atenta e disposta a aperfeiçoar seus sistemas de gestão, a Bahia Sul fez em 2001 algumas alterações relevantes ligadas à ética interna, à saúde, à segurança, à comunicação com os colaboradores e à administração das atividades florestais.

Código de Ética é elaborado com participação dos colaboradores

A Bahia Sul concluiu e implantou seu Código de Ética, cuja elaboração contou com amplo envolvimento dos colaboradores. Com o lançamento do código, a empresa divulga o conjunto de valores que norteiam seu relacionamento com os diversos públicos.

Bahia Sul filia-se à FPNQ

Depois de conquistar o Prêmio Nacional da Qualidade, a Bahia Sul filiou-se à Fundação para o Prêmio Nacional da Qualidade (FPNQ). Com essa adesão, a empresa reafirma seu comprometimento em dar continuidade a seu processo de excelência empresarial.

Sistema Integrado de Segurança e Saúde Ocupacional

A Bahia Sul consolidou o Sistema Integrado de Segurança e Saúde Ocupacional (SISSO), com base na norma OHSAS 18001, que tem como foco a prevenção de incidentes e acidentes. A Política de Gestão para a Qualidade precisou ser revista e resultou na inclusão de mais exigências normativas que privilegiavam esses dois aspectos.

Criatividade e Inovação

Click – Criatividade e Inovação é o nome do programa implantado na Bahia Sul que tem como objetivo estimular a participação dos colaboradores na formulação de idéias e sugestões voltadas para a melhoria dos processos internos e do ambiente de trabalho. Em 2001 foram apresentadas 1.645 idéias por meio desse canal aberto.

Projeto Meta 45

A empresa alcançou a meta de produtividade volumétrica prevista no projeto Meta 45, que exigiu ações gerenciais nos Distritos Operacionais e no Viveiro de Produção de Mudas e inovações tecnológicas.



ARQUIVO BAHIA SUL

Produção de 15 milhões de *mudas clonadas por ano*
Production of 15 million cloned seedlings per year

Sistemas Florestais

Incremento no SAP, o programa de gestão empresarial que integra on-line todos os dados gerados na empresa: adicionou-se a ele o sistema de planejamento operacional das atividades florestais.

CORPORATE MANAGEMENT

Always alert and ready to improve its management systems, in 2001, Bahia Sul made some relevant changes connected to internal ethics, health, safety, communication with its collaborators and administration of forest activities.

Ethic Code prepared with the participation of its collaborators

Bahia Sul concluded and implanted its Ethic Code, which had the full involvement of its collaborators. With the launching of the Ethic Code, the company makes public a group of values that guide its relationship with the different publics.

Bahia Sul joins FPNQ

After winning the Prêmio Nacional da Qualidade, Bahia Sul joined Fundação para o Prêmio Nacional da Qualidade (FPNQ). With this action, the company reaffirms its commitment to continue its corporative management excellence process.

Integrated System of Occupational Health and Safety

Bahia Sul consolidated the Integrated System of Occupational Health and Safety (Sisso), based on the OHSAS 18001 standards, which focus the prevention of incidents and accidents. The Management Policy for Quality had to be revised and resulted in the inclusion of more normative requirements that privileged both of these aspects.

Creativity and Innovation

Click – Creativity and Innovation is the program's name implanted at Bahia Sul aiming to encourage the participation of its collaborators in new ideas and suggestions to improve internal processes and the work environment. In 2001, 1,645 ideas were presented through this open channel.

Goal 45 Project

The company met the volumetric productivity goal anticipated in the Goal 45 Project, which required technological innovations and management actions in the Operational Districts and at the Seedling Production Nursery.

Forest Systems

Improvement in the SAP, the corporative management program that integrates on-line all data generated in the company: it was added to it the forest activity operational planning system.


VOITH

Bahia Sul Celulose: uma das indústrias mais modernas do mundo

Bahia Sul Celulose: one of the world's most modern industries



A Bahia Sul aplica-se constantemente em novas ações que visam o bem-estar, a saúde, a satisfação e o desenvolvimento profissional e pessoal de seus colaboradores. Em 2001, a diversidade dessas iniciativas abrangeu itens tão variados quanto o treinamento de gerentes, o coral de funcionários e o programa de ginástica.

Gestão por Competências

Em 2001, a empresa deu início ao Sistema de Gestão de Competências que, na primeira etapa, teve como objetivo a identificação dos perfis de competências de todos os profissionais e sua preparação para o processo de avaliação e feedback. A gestão de competências constitui uma ferramenta importante para suportar os diversos processos de recursos humanos, gerando subsídios para os programas de aprendizagem e educação, seleção de pessoal e para a política de remuneração, possibilitando o estabelecimento de critérios para a progressão horizontal dos colaboradores, na faixa salarial.

Team Building

Foram formadas duas novas turmas do programa, que é dirigido ao corpo gerencial da Unidade Industrial para o desenvolvimento de equipe, da prática e feedback e do fortalecimento do inter-relacionamento.

Coral EmCanto

Em 2001, a empresa formou o Coral EmCanto, com a participação de 46 colaboradores das unidades Industrial e de Recursos Naturais. Nesse periodo, o coral lançou o projeto EmCanto em Todo Canto, por meio do qual fez dez apresentações e gravou seu primeiro CD.



Com 1.217 colaboradores, a Bahia Sul registrou em 2001 uma receita de R$ 774,4 milhões
With 1,217 collaborators, Bahia Sul registered a profit of R$ 774.4 million in 2001

Gente 10

Há quatro anos a Bahia Sul premia os colaboradores que completam dez anos de empresa. Em 2001, 239 colaboradores foram homenageados com presente e placa comemorativa.

Programa de Ginástica na Empresa (PGE)

Com foco na saúde e no bem-estar dos colaboradores, a Bahia Sul ampliou, em 2001, o programa de ginástica que contribui para a melhoria da condição física dos colaboradores, reduzindo a possibilidade de ocorrência de acidentes de origem postural e ergonômica. Atualmente, o programa atinge todas as áreas da Unidade Industrial e 74% das áreas da Divisão de Recursos Naturais.

H U M A N R E S O U R C E S

Bahia Sul is constantly involved in new actions that aim the well being, health, satisfaction and professional and personal development of its collaborators. In 2001, the diversity of these initiatives included several items, such as the training of management, the choir of employees and the gym program.



Em 2001: sistema de gestão por competência
In 2001: management system by competencies

Management by Competencies

In 2001, the company began the Competencies' Management System that, in the first phase, had the objective of identifying the competencies' profiles of all the professionals and their preparation for the evaluation and feedback process. The management by competencies constitutes an important tool to support the different human resources processes, generating subsidies for the learning and education programs, personnel selection and for the salary policy, allowing the establishment of criteria for the horizontal progression of the collaborators, within the salary range.

Team Building

It was formed two new groups in the program, which is directed to the management of the Industrial Unit for the development of teams, in practice and feedback and the strengthening of the inter-relationships.

EmCanto (InChant) Choir

In 2001, the company created the Emcanto Choir, with the participation of 46 collaborators of the Natural Resources and Industrial units. During that period, the Choir launched the project EmCanto em Todo Canto (InChant in Everywhere), giving ten presentations and recording its first CD.

People 10

For the last four years, Bahia Sul awards the collaborators in their tenth anniversary in the company. In 2001, 239 collaborators received the homage by mean of a gift and a commemorative silver plaque.

Company's Gym Program (PGE)

Focusing on the health and well being of its collaborators, Bahia Sul increased, in 2001, the gymnastics program that contributes to the improvement of its collaborators' fitness, reducing the probability of postural and ergonomic problems. At the present, the programs include all the areas of the industrial units and 74% of the Natural Resources Division areas.

Trainees

Em 2001, a Bahia Sul concluiu com êxito o programa de trainees com a participação de oito treinandos que atuaram em diversas áreas da Unidade Industrial. Eles foram selecionados entre os 2,2 mil candidatos que se inscreveram no programa.

Colaboradores selecionados na comunidade

Os colaboradores da Unidade de Conversão de Papel participaram de um treinamento técnico de 980 horas para aprender a operar a máquina de cortar papel. Em seguida, passaram por um estágio técnico supervisionado, realizado na Cia. Suzano, em São Paulo. Os 50 profissionais que compõem a equipe foram selecionados na comunidade regional.



Capacitação de pessoas e investimentos em novas tecnologias: maior flexibilidade gera novas soluções mercadológicas
Training people and investment in new technologies: greater flexibility generates new marketing solutions



Coral Bahia Sul EmCanto: em apenas 1 ano já gravou o primeiro CD
Bahia Sul EmCanto Choir: in only one year it has already recorded its first CD

Trainees

In 2001, Bahia Sul concluded with success the trainees program with the participation of 8 trainees who worked in different areas of the industrial unit. They were chosen from the 2,200 candidates that applied to the program.

Collaborators selected in the community

The Paper Conversion Unit collaborators participated in a 980 hour technical training learning how to operate the paper-cutting machine. Then, they underwent a supervised technical training, at Companhia Suzano, in São Paulo. The 50 professionals that took part of the team were chosen in the region's community.



ul: Prêmio Fornecedor Passe Livre (Editora Abril)
ul: Free Pass Supplier Award (Editora Abril)

Para a Bahia Sul, os prêmios não são a causa, mas a conseqüência do exercício de uma atividade responsável e comprometida com todos os seus públicos-alvo. A seguir, aqueles que foram conferidos em 2001. Para a empresa, esta não é uma simples divulgação, é um gesto de agradecimento a todos os verdadeiros responsáveis por tantas conquistas: colaboradores, clientes e fornecedores.

Prêmio Nacional da Qualidade

Em 2001, a Bahia Sul foi a única empresa vencedora do Prêmio Nacional da Qualidade, concedido pela Fundação para o Prêmio Nacional da Qualidade (FPNQ). A premiação é um reconhecimento à excelência de gestão de qualidade alcançada pela empresa.

Homenagem ao RH

Em setembro, a revista *RH em Síntese* concedeu o Prêmio Destaque RH 2001 ao Gerente Corporativo de Recursos Humanos e Comunicação da Bahia Sul. O prêmio foi um reconhecimento à implantação do Sistema de Avaliação e Satisfação do Colaborador (SASC), que permitiu à empresa aprimorar os processos de gestão e estabelecer as prioridades e estratégias para as ações de Recursos Humanos.

Prêmio Fornecedor Passe Livre

O papel Bahia Sul ganhou, pelo segundo ano consecutivo, o Prêmio Fornecedor Passe Livre, concedido pela Editora Abril. Instituído há 17 anos, o Fornecedor Passe Livre ganhou notoriedade e credibilidade no mercado e analisa a performance de mais de 3 mil fornecedores dos diversos segmentos.

Concurso de Redação

Seis alunos da Casa do Estudante – escola mantida pela Bahia Sul Celulose, em Mucuri (BA) – tiveram seus textos classificados entre as 60 melhores redações do concurso de redação Tirando de Letra, ação integrante do Programa Ler é Preciso, do Instituto Ecofuturo. Mais de 3,6 mil crianças de escolas de todo o País participaram dessa edição do concurso, cujo tema foi "A turma do folclore e eu em defesa do meio ambiente".

A W A R D S   A N D   H O M A G E

For Bahia Sul, the awards are not the cause, but the consequence of an exercise of a responsible activity committed with all its target public. Following are the ones awarded in 2001. For the company, this is not a simple divulgation, it is a gesture of gratitude to all those truly responsible for so many achievements: collaborators, customers and suppliers.

National Quality Award

In 2001, Bahia Sul was the only company to win the National Quality Award, offered by the Foundation for the National Quality Award (FPNQ). The award is the recognition of the excellence in quality management reached by the company.

Homage to the HR

In September, the RH em Síntese *magazine granted the Prêmio Destaque RH 2001 (HR Best Professional Award 2001) to the Bahia Sul's Corporative Manager of Human Resources and Communication. The award was in recognition for the implantation of the Collaborator's Evaluation and Satisfaction System (SASC), which allowed the company to improve the management processes and establish the priorities and strategies for the Human Resources activities.*



Bahia Sul: conquista do PNQ 2001
Bahia Sul: wins the PNQ 2001

Bahia Sul wins Prêmio Fornecedor Passe Livre (Free Pass Supplier Award)

Bahia Sul's paper won, for the second year in a row, the Prêmio Fornecedor Passe Livre, granted by Editora Abril. Created 17 years ago, the "Fornecedor Passe Livre" has got notoriety and credibility in the market and analyses the performance of more than 3 thousand suppliers of the various segments.

Essay Writing Contest

Six pupils of Casa do Estudante (Student's House) – school maintained by Bahia Sul Celulose, in Mucuri (BA) – had their texts classified among the 60 best essays of the essay writing contest Tirando de Letra (Very Easy to Do), activity that is part of Ler é Preciso (Reading is Necessary) Program, from Ecofuturo Institute. Over 3,600 children from schools throughout the Country took part of this contest's edition. The theme was "The Folklore Gang and I defending the Environment".

A relação direta e transparente que a Bahia Sul procura manter com seus clientes e membros das comunidades circunvizinhas ganhou novos ingredientes em 2001, com o sucesso do Programa de Visitas Institucionais, a consolidação do Comitê das Relações com a Comunidade e a ampliação do serviço Disque Meio Ambiente.

Programa de Visitas Bahia Sul

Cerca de 3,5 mil pessoas visitaram a Bahia Sul em 2001. O Programa de Visitas Institucionais constitui uma das iniciativas da empresa para o diálogo e a integração com a comunidade, em consonância com sua Política de Gestão para a Qualidade.

Disque Meio Ambiente

O Disque Meio Ambiente – criado para prestar informações, registrar reclamações e sugestões relacionadas às atividades da empresa – foi ampliado em 2001, passando a atender a toda área de influência da empresa.

Comitê das Relações com a Comunidade

Mais uma medida para estreitar as relações empresa-comunidade: a Bahia Sul consolidou, em 2001, o CRC – Comitê das Relações com a Comunidade.



ARQUIVO BAHIA SUL

Cerca de 80% de celulose de mercado e 35% da produção de papel são destinadas ao mercado externo
Approximately 80% of the pulp market and 35% of the paper production are destined to the foreign market

RELATIONSHIP WITH CUSTOMERS AND THE COMMUNITY

The direct and transparent relationship Bahia Sul tries to keep with its customers and members of the neighboring communities got new impulse in 2001, with the success of the program "Visiting the Company", the consolidation of the Committee of Relationship with the Community and the expansion of the "Dial Environment" service.

Bahia Sul Visits Program

Approximately 3.5 thousand people visited Bahia Sul in 2001. The Visits Program constitutes one of the company's initiatives to increase the dialogue and integration with the community, according to its Quality Management Policy.

Dial Environment

Dial Environment – created to give information, register complaints and suggestions related to the company's activities – was expanded in 2001 to cover all the area under the company's influence.

Committee for the Relationship with the Community

One more measure to tighten the company-community relationship: in 2001, Bahia Sul consolidated the CRC – Committee for the Relationship with the Community.



Programa de Visitas Institucionais: mais de 3,5 mil pessoas estiveram na fábrica de Mucuri (BA) em 2001
Institutional Visiting Program: over 3.5 thousand people visited the plant at Mucuri (BA) in 2001

Ciente da relevância da educação no progresso pessoal, a empresa conduziu importantes programas nessa área nas comunidades próximas a ela, que vão de cursos para alunos, professores e funcionários de empresas contratadas até a implantação de bibliotecas comunitárias. A atuação voluntária dos colaboradores também foi incentivada.

Programa Voluntariado

A Bahia Sul implantou o Programa de Voluntariado, com o objetivo de criar oportunidades para que os colaboradores exerçam seu papel de cidadão, com responsabilidade social. Uma das medidas imediatas foi a capacitação de um grupo de colaboradores voluntários para serem instrutores do curso de Formação de Gestores de Entidades Sociais, que já atendeu 14 entidades. As atividades foram desenvolvidas em parceria com a Associação dos MBAs da USP e o Movimento Capixaba de Voluntários.

Cidadão Educar

Em parceria com o Sesi, a Bahia Sul implantou o programa Cidadão Educar, dirigido a colaboradores e outros profissionais de empresas contratadas que ainda não possuem o ensino fundamental – de 1ª a 4ª série. Em 2001, 220 pessoas aderiram ao programa.

Projeto Sementeira

A Bahia Sul, com o apoio do Banco Nacional de Desenvolvimento Social (BNDES), promoveu, em setembro, por meio do Projeto Sementeira, o segundo módulo do curso de capacitação de professores nos municípios de Alcobaça, Caravelas e Nova Viçosa. "A escola de hoje, a ecologia do belo" foi o tema trabalhado no módulo, que enfatizou a possibilidade da participação e da criatividade. O curso marcou o lançamento do Clube da Semente, que prevê a criação de projetos de preservação do meio ambiente elaborados por professores, alunos e comunidade para suas escolas. A Bahia Sul apóia a implementação desses projetos.

Biblioteca para Todos

A Bahia Sul, a Cia. Suzano, o Instituto Ecofuturo, a Fundação Nacional do Livro Infantil e Juvenil, a organização não-governamental Viva o Livro, a Secretaria de Turismo e Cultura do Estado da Bahia e as prefeituras de 14 municípios baianos lançaram o Projeto Biblioteca para Todos. Ele prevê a implantação de bibliotecas comunitárias e a formação de agentes de leitura no extremo sul da Bahia e em municípios próximos a Salvador. Em 2001, foram inauguradas oito delas.



o Cidadão Educar: incentivo à complementação fundamental
's Education Project: incentive to complement elementary education

S O C I A L   R E S P O N S I B I L I T Y

Aware of the relevance of education in the personal progress, the company conducted important programs in that area in the nearby communities, including courses for pupils, teachers and employees from contracted companies and the community libraries implantation. The voluntary work of the collaborators was also encouraged.

Voluntary Program

Bahia Sul implanted the Voluntary Program to create opportunities for the collaborators to exercise their role as citizens with social responsibility. One of the immediate measures was to capacitate a group of voluntary collaborators to be the instructors in the course of Social Entity Management, which has already attended 14 entities. The activities were developed in partnership with the MBAs Association from USP and the Voluntary Movement of Espirito Santo State.

Educating the Citizen

In partnership with SESI, Bahia Sul implanted the Educating the Citizen program for those collaborators and other professionals from contracted companies that haven't finished yet the Elementary School – from 1st to 4th grade. In 2001, 220 people joined the program.

Projeto EducAção

Mais de 200 professores de 5ª a 8ª séries de Mucuri e Nova Viçosa já passaram pela reciclagem prevista no Projeto EducAção, que visa o aprimoramento do ensino público no extremo sul da Bahia. O programa de atualização contempla os professores de Língua Portuguesa, Matemática, História, Geografia e Ciências. São parceiros da Bahia Sul nessa iniciativa a Fundação Carlos Chagas, o Instituto Anísio Teixeira, o BNDES e as secretarias de Educação dos municípios envolvidos. O EducAção segue até 2002 e será estendido a outros municípios da área de influência da empresa.



Colégio Leon Feffer: a Bahia Sul incentiva e investe no desenvolvimento de crianças e jovens
Leon Feffer School: Bahia Sul encourages and invests in the development of children and youngsters

Seed-Bed Project

In September, Bahia Sul, with the support of the Banco Nacional de Desenvolvimento Social (BNDES) (National Bank for Social Development), promoted, through the Seed-Bed Project, the second module of the teachers training course in the municipalities of Alcobaça, Caravelas and Nova Viçosa. "The school of today, the ecology of the beauty" was the module's subject, which stressed the importance of participation and creativity. The course marked the launching of the Seed's Club, which anticipates the creation of environmental preservation projects prepared by teachers, pupils and community. Bahia Sul supports the implementation of those projects.

Library for All

Bahia Sul, Companhia Suzano, Ecofuturo Institute, the National Foundation for the Children and Juvenile Book, the non-governmental organization Viva o Livro, the Secretariat of Tourism and Culture of Bahia State and from the City Halls of 14 of its counties launched the Library for All Project. It plans the implantation of community libraries and the training of reading agents in the extreme South of Bahia and in the counties near Salvador. In 2001, eight were implanted.

EducAction Project

Over two hundred 5th to 8th grades teachers from Mucuri and Nova Viçosa already went through the recycling program in the EducAction Project to improve the public school's level in the extreme South of Bahia. The updating program includes Portuguese, Mathematics, History, Geography and Science teachers. Carlos Chagas Foundation, Anísio Teixeira Institute, the BNDES and the counties' secretariats of Education are Bahia Sul partners in that initiative. The EducAction has gone on until 2002 and will be expanded to other counties of the area under the company's influence.



A Bahia Sul investe na qualidade de ensino no extremo sul da Bahia

Bahia Sul invests in education quality in the extreme South of Bahia State

A aquisição de um software vai permitir à Bahia Sul prevenir e combater melhor as pragas que eventualmente ataquem as plantações de eucaliptos. E, com a integração à Rede Mata Atlântica de Sementes Florestais, a empresa ajuda a conservar a ameaçada Mata Atlântica.

Prevenção de Pragas

Os oito distritos operacionais da empresa – para a área de Fomento e para a Coordenação de Ambiência – passaram a usar o software Infosecta, desenvolvido pelo Programa de Proteção Florestal do Instituto de Pesquisa em Estudos Florestais da Universidade de São Paulo. O programa possui um banco de dados repleto de informações sobre ocorrência e comportamento biológico de diversos tipos de pragas, além de fotografias e características específicas de cada uma delas. A aquisição teve por objetivo prevenir e combater as pragas que possam proliferar no plantio de eucaliptos.

Rede Mata Atlântica de Sementes Florestais

A Bahia Sul passou a integrar a Rede Mata Atlântica de Sementes Florestais, que visa a integração de instituições privadas, governamentais e não-governamentais que trabalham com a produção e reprodução de sementes e reflorestamento de espécies nativas. O intercâmbio entre as instituições vem servindo para aprimorar os trabalhos de preservação da Mata Atlântica.



de mudas, Mucuri (BA)
nursery, Mucuri (BA)

E N V I R O N M E N T

The purchase of a software is going to allow Bahia Sul to better prevent and fight the diseases that eventually attack the eucalyptus plantings. And, with the integration of the Mata Atlântica's Forest Seed Program, the company helps to preserve the threatened Mata Atlântica.

Pest Prevention

The eight company's operational Districts – for the Development and Environmental Coordination areas – began to use the Infosecta software, developed by the Forest Protection Program of the Research in Forest Studies Institute of the University of São Paulo. The program has a database full of information on the occurrence and biological behavior of several types of pests, as well as pictures and specific characteristics to prevent and fight diseases that can affect the eucalyptus planting.

Mata Atlântica's Forest Seed Program

Bahia Sul became part of the Mata Atlântica's Forest Seed Program, which intends to integrate private, governmental and non-governmental institutions that work in the production and reproduction of seeds and reforestation of native species. The exchange between these institutions has helped to improve the preservation work of Mata Atlântica.

Bahia Sul

MANAGEMENT REPORT AND FINANCIAL STATEMENTS

Year ended December 31, 2001

BAHIA SUL CELULOSE S.A.

MANAGEMENT REPORT

SUMMARY

The year 2001 was a year full of highly relevant events for Bahia Sul Celulose.

In the first semester of the year, Cia. Suzano de Papel e Celulose acquired the share interest held by Cia. Vale do Rio Doce (CVRD) in the Company becoming the holder of 100% of the common shares and 73% of the total capital shares. With this major step, Suzano consolidated its strategic base for future growth.

Later, in September, after detailed studies were carried out, the restructuring of Companhia Suzano de Papel e Celulose was announced to the market, beginning with the spin-off, in November, of its petrochemical area and the reorganization of its pulp and paper operations. Continuing with the restructuring measures, in February 2002 a plan was announced whereby minority shareholders of Bahia Sul could migrate to become Suzano shareholders; this had as final objective the closing of the capital of Bahia Sul. Among the main objectives of this proposal are the increase in liquidity of the shares and the utilization, to its full potential, of current and future synergies of both companies.

Also in 2001, in September, Bahia Sul entered into association with the Portuguese group Sonae to participate in the privatization process of Portucel, thus opening a new strategic front for consolidation of the Suzano group in a global scale. Through Bahia Sul International Trading Ltd., its wholly-owned subsidiary, the Company now holds 49.99% of the capital stock of SONAE-Produtos e Derivados Florestais, SGPS, S.A (SPDF) which, in turn, detains 29% of the shares of Portucel. If SPDF is successful in the acquisition of the block of 25% of the shares, which the Portuguese government intends to sell through public auction in 2002, it will become the controller of Portucel and the ultimate objective of the association with Sonae will have been accomplished.

Another fact worth highlighting was the winning by Bahia Sul of the Brazilian National Quality Award (PNQ) in 2001, in recognition of the quality of its management.

The operational result, in turn, was strongly influenced by the slump in market pulp prices in the international market and by the strong oscillations in the exchange rate of the Real to the American dollar, which partially compensated the lower prices.

Cash flow generation, measured by the EBITDA was R$ 376.4 million, against R$ 434.4 million in 2000, which contributed to decrease the level of indebtedness. Excluding the portion of the debt contracted in 2001 for the investment in Portugal (Portucel), the company debt reached R$ 728 million, equivalent to US$ 314 million, in comparison with the final position of the previous year of R$ 773 million, equivalent to US$ 395 million.

Net income was R$ 107.1 million in comparison with R$ 215.2 million of the previous year.

In addition to the interim dividend of R$ 6.2 million paid in September 2001, payment of a supplementary dividend of R$ 11.1 million is being proposed to the General Meeting, totaling dividends of R$ 17.3 million on the results for the period.

RESULTS

Net Sales were R$ 774.4 million in 2001, up 5.5% compared to the previous year as a combination of 9.7% growth in sales volume and a decrease of 3.8% of the average unit price in Reais.

The average unit cost of the products in Reais/ton, increased 16.5% in comparison with the previous year, due to the pressure of inflation and exchange rates on the cost of main inputs, the full effect of the changes in the paper production process started in the year 2000 (alkaline sizing and whiter paper), greater participation of exports in the sales "mix" and the beginning of production of its own folio size paper in the industrial plant.

Gross margin was 47% against 56% obtained in 2000, and operational earnings before indebtedness and taxes (EBIT) was R$ 284.5 million compared to R$ 350.2 million in 2000; these reductions are attributable, mostly, to the strong decrease in prices in the international market.

Net interest expenses (income – expenses) totaled R$ 82.1 million, compared to R$ 80.1 million in 2000, increasing 2.5%, which reflects the effect of the exchange variation on the company debt measured in Reais, and the increase of the net indebtedness.

Net exchange and monetary variations totaled R$ 92.3 million in 2001, against R$ 60.3 million in 2000, influenced, mainly, by the greater variation of the exchange rate in the year.

Net indebtedness had an increase of R$ 245.6 million in relation to the previous year, going from R$ 773.1 million to R$ 1.018.7 million, due to the investment of US$ 125 million in Portugal. The net-debt to EBITDA ratio rose to 2.7 in comparison with 1.8 in the previous year.

MARKET AND SALES

The upward trend in the prices for pulp started in 1999, which continued in 2000, was not sustained in 2001. Average reference price of eucalyptus bleached pulp, CIF North of Europe that was US$ 690/ton in the fourth quarter of 2000, dropped gradually along 2001 to US$ 420/t in the last quarter. The NORSCAN inventories, already high at 1.7 million tons by the end of 2000, were kept high during most of the year 2001, reaching about 1.8 million tons in December, contributing to push down the pulp prices during the year.

In 2001 the Company had sales of 634 thousand tons of finished products against 578 thousand tons in 2000. Out of total sales, 71% went to export market and 29% to the domestic market, against, 67% and 33%, respectively, in 2000. Sales of market pulp totaled 425 thousand tons, against 367 thousand in the previous year, with a growth of 16%. Pulp sales to the export market accounted for 88% of the total sales of the product.

The total volume of paper sold in 2001 was 209 thousand tons, against 211 thousand in 2000. Sales to the domestic market totaled 135 thousand tons (65% of the total, against 63% in the previous year).

There was an increase in the sales of paper sheets in the domestic market, leveraged by the entry into operation of the conversion unit in Mucuri (BA); exports of the product were also started in the period. A volume of 48 thousand tons of paper sheets was sold against 36 thousand in 2000, with a growth of 33% in the period.

INDUSTRIAL PRODUCTION

The industrial production attained new records in 2001. The total production of bleached pulp, intended for finished products reached 588 thousand tons, with a growth of 1.8% compared to the previous year. The production of finished products for sale (market pulp and paper in reels and sheets), totaled 616 thousand tons, up about 2.2 % in comparison with the 603 thousand tons sold in 2000; of this total, 408 thousand tons were pulp sales and 208 thousand tons were paper, with a growth of 3.8% in pulp sales and a decrease of 1% in paper sales compared to 2000.

The average production cost of pulp, without depreciation, measured in dollars was US$ 143 per ton, down 7.7% compared to 2000, due to the devaluation of the Real.

Despite the impact of increases that were higher than the inflation rates in main inputs, due to the exchange variation and changes in the production process (for paper), the production costs remained among the lowest in the world for the industry of short-fiber eucalyptus pulp and uncoated printing and writing paper.

NATURAL RESOURCES

Own plantation during the year totaled 9.8 thousand hectares, up 67% in relation to the previous year. The third party planting program (conducted by the company with wood producers), also had an exceptional growth in 2001; an additional 8.2 thousand ha were planted, against 1.5 thousand ha in 2000 with an increase of 447%. A total of 2.6 million m^2 of wood was cut and transported, to supply the record requirements of the plant during the year. The stabilization of wood production costs was also one of the highlights for 2001.

HUMAN RESOURCES

The first maintenance cycle of the wages and compensation system was carried out during the year and competence models for all organizational levels were also implemented, which represented a relevant advance in the management of organizational performance and in the development of the potential of employees.

The Code of Ethics of the Company was implemented, with ample involvement of all employees, and also a Voluntary Work Program joined by a significant number of employees , creating an opportunity for their engagement in voluntary activities, and for the development of their skills, putting these to the service of the community and increasing the level of the Company's involvement in social and community service.

The third cycle of the organizational climate survey was concluded. through the SASC (Employee's Satisfaction Evaluation System), providing evidence of the high degree of maturity of the program with the achievement of more than 80% of the goals set. The level of satisfaction with the Company increased in practically all categories, when compared to the previous cycle.

INVESTMENTS

In 2001 the Company and its subsidiaries made total investments of R$ 397.5 million. Of this total, R$ 290.1 million were applied for the acquisition, through the subsidiary BAHIA SUL INTERNATIONAL TRADING LTD, of an equity interest in SONAE – Produtos e Derivados Florestais, SGPS, S.A from Portugal and R$ 0.5 million for acquisition of capital interest in Pakprint S.A (Portal of pulp and paper companies in the Internet).

The Company made operational investments in the order of R$ 106.9 million. In addition to current investments, some other investments were made to the manufacture of new products and future expansion. In the first case, one of the highlights in the industrial area was the completion of the investments in the installation of the paper-cutting machines amounting to US$ 11.7 million, enabling the company to produce up to 90 thousand ton/year of folio size paper. Regarding the investments for the future expansion of the plant, the main event recorded in the area of natural resources was the acquisition of land and new plantations (company-owned and through the third party planting program) totaling 14.7 thousand ha and 12.9 thousand ha in 2001, respectively, accumulating a gross total of 30.2 thousand ha of land already acquired, and 15.9 thousand ha of new plantation.

RESEARCH AND DEVELOPMENT

The year was marked by intensive activity in research and development, especially in the aspects relating to the production processes, examining and evaluating technical alternatives to be used for improvement of industrial production.

The activities related with the improvement of wood quality, forestry , pulp production, recovery and utilities, paper production, environment and market (with particular attention to product quality differentiation) were developed generating better-than-expected results. Also worthy of highlight is the consolidation of the activities in partnership with suppliers, clients and universities, enabling potential relevant improvements, both in production costs and quality of the products.

The R&D area played an important role in the technical divulgation of the company through the publication of three papers and attendance of and contribution to congresses and seminars.

ENVIRONMENT AND SOCIAL WORK

In 2001 the Company maintained a strong focus on environmental and social issues, which have been a constant characteristic of its actions since the beginning of its operations in 1992. Among the achievements and advances obtained in 2001 in environment-related projects or actions, stands out the ISO 9002 and ISO 14001 recertification, with total absence of nonconformities.

Another important achievement, related to the environment, attained in the year was the reduction in the loss of fibers and of harmful emissions in the industrial process, as well as the continuity of important corporate projects or programs, such as the Integrated Project for Biodiversity Conservation, Hydrographic Microbasin Project, Selective Collection and Residue Recycling Program, and Studies of Alternatives for the Use and Final Disposal of Solid Residues.

In 2001 the Company obtained the license for expansion of the production capacity of its current pulp plant to 680 thousand ton/year, and once again as a pioneer in the industry, it was certified by the SISSO-Sistema Integrado de Saúde e Segurança Operacional (Integrated Health and Operational System) according to the International Standard OHSAS 18.001 for Occupational Health and Safety.

The Company carried out important projects and programs in the social work, education, community and cultural areas in the south region of Bahia and north of the Espírito Santo states; among these are the Corporate Voluntary Work Program, and the Program for Training Social Entities Managers, the "Sementeira Project" – Educating for the Future, the Education Project – for training teachers, the "Projeto Cidadão Educar", "Programa Nosso Vizinho", Centro Cultural Golfinho and Project "Biblioteca para Todos" (Libraries for All).

FINANCE

During the 1st semester of 2001 financial management focussed on reducing short-term indebtedness and interest rates on loans. In the 2nd semester all efforts were made to extend maturity dates of loans.

Among the financial transactions concluded in 2001 the relevant were those related to the Eurobonus, to the supply of export performance to Cia. Suzano for structuring the funding for acquisition of the share interest that Cia. Vale do Rio Doce (CVRD) held in Bahia Sul and, also, the investment in Portucel.

In the management of the financial risks of the Company, the main actions were concentrated on issues involving exchange rates and international interest rates. Regarding the exchange rates some swap transactions were made for protection of bank deposits in Reais, especially the reserve constituted for investment in Portucel, since the respective debt is dollar-denominated.

Regarding international interest rates, the favorable market conditions led the company to analyze and contract LIBOR swap operations, in order to have fixed interest rates on part of the loans originally contracted with floating rates; the effects of these swaps should begin in 2002.

The shares of Bahia Sul rose from R$ 237 per thousand shares, corresponding to a market value of R$ 763,6 million for the Company at the end of 2000, to R$ 244 per thousand shares, corresponding to a market value of R$ 786,1 million at the end of 2001, a valuation of 3%. The value of the shares of Bahia Sul traded in 2001 amounted to R$ 44 million involving 2,101 transactions, in comparison with the value of R$ 57 million in 2000 involving 2,407 transactions.

CORPORATE MANAGEMENT

The highlight of the Company's corporate management in 2001, was the conquest of the National Quality Award (PNQ) for 2001, a highly prestigious distinction awarded by the FPNQ – Fundação para o Prêmio Nacional da Qualidade (Foundation for the National Quality Award). Since 1998 the Company has adopted the criteria set by the PNQ in its program for the pursuit of excellence.

The seven requisites of the PNQ are: Leadership, Planning and Strategy, Customers and Community, Information and Knowledge, Personnel, Processes and, finally, Results of the Organization; these seven requisites, as recognized by the FPNQ itself, represent the state-of-the-art of corporate management.

Another important event that took place in 2001 was the unification of the management of Bahia Sul with that of the pulp and paper business of Companhia Suzano de Papel e Celulose, after an extensive evaluation of the possible synergies and of best practices between the two companies. With a reformulated administration and a totally revised managerial structure, since October 2001 the two companies have implemented a unified team responsible for their management.

PROSPECTS FOR 2002

The improvement of the economic activity expected for 2002, with the recovery and growth of both the American and Brazilian economies, may revert the weak demand conditions prevailing at the end of 2001. The start-up of new plants, adding to the pulp production capacities in 2002 may be compensated by the growth in demand associated to the recovery of economic growth.

In 2002 the Company will start the operational execution of the project for expansion of the capacity of its current pulp production line, that should reach a total production of 645 thousand tons/year of bleached fiber.

The activities for the operational restructuring of Cia. Suzano de Papel e Celulose and Bahia Sul Celulose will continue to be carried out, always seeking possible synergies and the best market position for the shareholders of the Company. The improvement of corporate governance practices and the pursuit of greater transparency towards the market will also be one of the focuses of the Company.

BALANCE SHEETS – DECEMBER 31, 2001 AND 2000

(In thousands of reais)

ASSETS

	Parent company		Consolidated	
	2001	2000	2001	2000
CURRENT ASSETS				
Cash and cash equivalents	5,109	3,035	12,302	15,350
Interest earning bank deposits	232,660	117,004	329,421	121,893
Trade accounts receivable	235,795	132,747	117,188	93,228
Inventories	71,323	68,953	86,192	80,329
Other accounts receivable	9,942	3,355	9,949	3,355
Prepaid expenses	1,123	934	1,123	934
Deferred income tax	28,633	-	28,633	-
Deferred social contribution	8,248	7,358	8,248	7,358
	592,833	333,386	593,056	322,447
NONCURRENT ASSETS				
Deferred income tax	153,373	174,637	155,757	174,637
Deferred social contribution	41,805	44,255	42,776	44,255
Advances to suppliers	9,615	1,050	9,615	1,050
Judicial deposits	7,665	346	7,665	346
Prepaid expenses	198	331	198	331
	212,656	220,619	216,011	220,619
PERMANENT ASSETS				
Investments	7,905	5,945	290,612	-
Property, plant and equipment	1,862,183	1,849,098	1,862,183	1,849,098
Deferred charges	16,809	21,124	16,809	21,124
	1,886,897	1,876,167	2,169,604	1,870,222
	2,692,386	2,430,172	2,978,671	2,413,288

LIABILITIES

	Parent company		Consolidated	
	2001	2000	2001	2000
CURRENT LIABILITIES				
Accounts payable to suppliers	26,419	21,106	26,807	21,274
Loans and financing	364,738	355,251	654,830	355,251
Debentures	-	1,467	-	1,467
Accrued interest	25,779	20,942	23,882	20,942
Accrued payroll taxes and salaries	13,972	9,977	13,972	9,977
Taxes payable other than on income	2,003	2,512	2,003	2,512
Other accounts payable	524	4,613	682	700
Provisions	33,204	21,560	38,179	23,879
Dividends	11,070	15,797	11,070	15,797
Social contribution	3,650	1,151	3,650	1,151
	481,359	454,376	775,075	452,950
NONCURRENT LIABILITIES				
Loans and financing	705,629	553,622	705,629	553,622
SHAREHOLDERS' EQUITY				
Capital	1,238,024	1,236,609	1,238,024	1,236,609
Capital reserves	91,783	66,740	91,783	66,740
Profit reserves	175,591	118,825	175,591	118,825
Accumulated losses	-	-	(7,431)	(15,458)
	1,505,398	1,422,174	1,497,967	1,406,716
	2,692,386	2,430,172	2,978,671	2,413,288

STATEMENTS OF INCOME – DECEMBER 31, 2001 AND 2000

(In thousands of reais, except share data)

	Parent company		Consolidated	
	2001	2000	2001	2000
Gross sales	771,667	748,110	813,789	775,978
Sales taxes	(39,379)	(41,718)	(39,379)	(41,718)
Net sales	732,288	706,392	774,410	734,260
Cost of goods sold	(355,618)	(286,636)	(410,916)	(321,717)
Gross profit	376,670	419,756	363,494	412,543
Selling expenses	(65,875)	(52,512)	(35,388)	(28,596)
Administrative and general expenses	(36,612)	(27,131)	(37,139)	(27,323)
Management remuneration	(5,361)	(4,431)	(5,361)	(4,431)
Financial expenses	(211,429)	(159,780)	(218,835)	(162,497)
Financial income	41,901	21,261	44,378	22,125
Equity interest in subsidiaries	1,441	2,646	-	-
Reversal of provision for loss in subsidiary	-	18,913	-	-
Amortization of deferred charges	(6,908)	(6,887)	(6,908)	(6,887)
Other operating income	5,476	3,957	5,805	4,901
Operating income	99,303	215,792	110,046	209,835
Nonoperating result	906	(199)	(4,888)	(199)
Income before income and social contribution taxes	100,209	215,593	105,158	209,636
Income tax	7,369	19,475	9,476	19,115
Social contribution	(8,490)	(13,545)	(7,519)	(13,545)
Net income for the year	99,088	221,523	107,115	215,206
Net income per share – R$	0.031	0.069		
Shares outstanding at year-end	3,221,859,700	3,216,807,525		

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of reais)

		Capital reserves	Profit reserves			Retained earnings	
	Capital	Tax incentive reserve	Legal	For capital increase	Special for dividends	(accumulated losses)	Total
Balances at December 31, 1999	1,543,284	-	-	-	-	(307,436)	1,235,848
Capital reduction as determined in the March 28, 2000 Ordinary Shareholders Meeting	(307,436)	-	-	-	-	307,436	-
Capital increase in cash	761	-	-	-	-	-	761
Net income for the year	-	-	-	-	-	221,523	221,523
Distributions:							
Dividends:							
Paid	-	-	-	-	-	(20,161)	(20,161)
Proposed	-	-	-	-	-	(15,797)	(15,797)
Tax incentive reserve	-	66,740	-	-	-	(66,740)	-
Legal reserve	-	-	11,076	-	-	(11,076)	-
Reserve for capital increase	-	-	-	96,974	-	(96,974)	-
Special reserve for dividends	-	-	-	-	10,775	(10,775)	-
Balances at December 31, 2000	1,236,609	66,740	11,076	96,974	10,775	-	1,422,174
Capital increase in cash	1,415	-	-	-	-	-	1,415
Net income for the year	-	-	-	-	-	99,088	99,088
Distributions:							
Dividends:							
Paid	-	-	-	-	-	(6,213)	(6,213)
Proposed	-	-	-	-	-	(11,066)	(11,066)
Tax incentive reserve	-	25,043	-	-	-	(25,043)	-
Legal reserve	-	-	4,954	-	-	(4,954)	-
Reserve for capital increase	-	-	-	46,631	-	(46,631)	-
Special reserve for dividends	-	-	-	-	5,181	(5,181)	-
Balances at December 31, 2001	1,238,024	91,783	16,030	143,605	15,956	-	1,505,398

STATEMENTS OF CHANGES IN FINANCIAL POSITION
DECEMBER 31, 2001 AND 2000
(In thousands of reais)

	Parent company		Consolidated	
	2001	2000	2001	2000
Sources of funds				
Operations				
Net income for the year	99,088	221,523	107,115	215,206
Items not affecting working capital				
Depreciation, amortization and depletion	90,806	85,995	90,806	85,995
Deferred income tax	(1,511)	(19,475)	(3,895)	(19,475)
Deferred social contribution	1,852	909	881	909
Monetary variation of noncurrent assets	56,073	36,408	56,073	36,408
Residual cost on disposal of permanent assets	7,339	1,127	7,339	1,127
Equity interest in subsidiaries	(1,440)	(2,646)	-	-
From operations	252,207	323,841	258,319	320,170
From shareholders				
Capital increase in cash	1,415	761	1,415	761
From third parties				
Noncurrent loans and financing	304,245	90,635	304,245	90,635
Transfer of noncurrent assets to current assets	23,455	7,490	23,455	7,490
	581,322	422,727	587,434	419,056
Applications of funds				
Increase in property, plant and equipment and deferred charges	106,915	77,706	106,915	77,706
Increase in investments	520	-	290,612	0
Noncurrent assets	15,833	498	15,833	498
Transfer of noncurrent liabilities to current liabilities	208,311	159,316	208,311	159,316
Distribution of dividends	17,279	35,958	17,279	35,958
	348,858	273,478	638,950	273,478
Increase (decrease) in working capital	232,464	149,249	(51,516)	145,578
Changes in working capital				
Current assets:				
At the end of the year	592,833	333,386	593,056	322,447
At the beginning of the year	333,386	275,235	322,447	259,604
	259,447	58,151	270,609	62,843
Current liabilities:				
At the end of the year	481,359	454,376	775,075	452,950
At the beginning of the year	454,376	545,474	452,950	535,685
	(26,983)	(91,098)	(322,125)	(82,735)
	232,464	149,249	(51,516)	145,578

STATEMENTS OF CASH FLOWS – YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of reais)

	Parent company		Consolidated	
	2001	2000	2001	2000
Cash flows from operating activity				
Net income for the year	99,088	221,523	107,115	215,206
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, amortization and depletion	90,806	85,995	90,806	85,995
Result on sale of fixed assets	4,888	199	4,888	199
Equity interest in subsidiaries	(1,440)	(2,646)	-	-
Increase in the provision for losses in foreign subsidiaries investments	-	(18,913)	-	-
Deferred income tax	(7,369)	(19,475)	(9,753)	(19,475)
Deferred social contribution	1,560	909	589	909
Exchange rate and monetary variation charges	112,906	60,500	69,036	62,189
Changes in assets and liabilities				
(Decrease) increase in trade accounts receivable	(103,048)	16,576	(23,960)	10,605
(Increase) in inventories	(2,370)	(14,647)	(5,863)	(16,842)
(Increase) in other accounts receivable, other debtors and prepaid expenses	(22,527)	(2,084)	(22,534)	(1,838)
(Increase) decrease in suppliers	5,313	199	5,533	(497)
Increase in accrued interest, accrued payroll taxes and salaries, taxes payable other than on income, accounts payable, dividends and provisions	13,650	15,964	18,480	15,055
Net cash from operating activities	191,457	344,100	234,337	351,506
Cash flows from investing activities				
Acquisition of property, plant and equipment	(106,915)	(77,706)	(106,915)	(77,706)
Acquisition of investment	(520)	-	(290,612)	-
Proceeds generated from sale of fixed assets	2,451	928	2,451	928
Net cash used in investing activities	(104,984)	(76,778)	(395,076)	(76,778)
Cash flows from financing activities				
Capital increase	1,415	761	1,415	761
Dividends	(17,279)	(35,958)	(17,279)	(35,958)
Proceeds from loans and financing	536,252	332,661	870,213	368,140
Payments on loans financing and debentures	(489,131)	(513,781)	(489,130)	(559,895)
Net cash from (used in) financing activities	31,257	(216,318)	365,219	(226,952)
Increase in cash and cash equivalents	117,730	51,004	204,480	47,776
At the end of the year	237,769	120,039	341,723	137,243
At the beginning of the year	120,039	69,035	137,243	89,467

NOTES TO THE FINANCIAL STATEMENTS – YEARS ENDED DECEMBER 31, 2001 AND 2000

((In thousands of reais)

1 - OPERATIONS

The Company's operations consist of the manufacture and sale, locally and abroad, of short fiber pulp and paper for printing and writing, as well as the development and maintenance of forests for lumber, used by the Company or sold to third parties.

Its products are sold abroad through its subsidiaries Bahia Sul International Trading and Bahia Sul América Inc. which head offices are respectively located in Grand Cayman and Wilmington, Delaware, in the USA.

The Company is established in a tax incentive area (SUDENE) and has been granted an exemption from income tax for a period of ten years up to December 31, 2001 for pulp (Portaria DAI/PTE 330/93) and up to December 31, 2002 for paper (Portaria DAI/PTE 428/93). For the exempted tax, the Company is obliged to constitute a capital reserve.

2 - PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

Description of significant accounting practices

a. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income. For the foreign operations, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date.

b. Derivative financial instruments

The utilization of derivate financial instruments, such as "swaps" and future options, is to minimize the exposure to financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

The fair value of "swaps" and future options is the estimated amount that the Company would receive or pay to terminate the transaction at the balance sheet date.

c. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances and call deposits.

d. Interest earning bank deposits

Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

e. Allowance for doubtful accounts

Established at an amount considered sufficient to cover any possible losses arising on the collection of accounts receivable.

f. Inventories

Stated at the lower of average cost of acquisition or production, which does not exceed market value.

g. Investments

Investments in subsidiaries were valued using the equity method, and other investments were valued at cost.

h. Property, plant and equipment

Recorded at cost of acquisition, formation or construction (including interest and other financial charges). Timber resources is comprised by costs of acquisition, formation and maintenance. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets. Depletion of timber resources is computed on the basis of harvests at the average cost of timber.

i. Deferred charges

Recorded at purchase or formation cost and are being amortized over a maximum period of 10 years.

j. Rights and obligations

Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

k. Interest on loans and financing

Interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.

l. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

m. Revenue

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.

n. Income and Social contribution taxes

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date.

The current tax rates are as follows:

- Income tax – Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).
- Social contribution tax – Computed at the rate of 9% of adjusted taxable income.

Deferred tax is calculated for temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. The amount of deferred tax recorded is based on the expected realization or settlement of the taxable income on the realization of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilized.

o. Recognition of effects of inflation

The fixed asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

p. Statements of cash flows

The Company is voluntarily presenting the statements of cash flows prepared in accordance to NPC 20 – Statement of Cash Flows, issued by IBRACON – Brazilian Institute of Independent Accountants.

3 - CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Bahia Sul Celulose S.A. and its wholly-owned subsidiaries Bahia Sul Trading and Bahia Sul América Inc., referred to in Note 6, considering the adjustments and elimination required by the Brazilian consolidation accounting practices. The year-ends of the subsidiaries included in the consolidated financial statements are the same as that of the Parent company.

Description of main consolidation procedures

a. Elimination of inter-company asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings; and
c. Elimination of inter-company income and expense balances and unearned income arising from inter-company transactions. Those balances are eliminated to the extent of the Company's interest in the enterprise, against the investment in the subsidiary. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of assets.

A reconciliation of the results for the year and shareholders' equity is shown below:

	Income for the year		Shareholders' equity	
	2001	2000	2001	2000
Parent Company	99,088	221,523	1,505,398	1,422,174
Elimination of unrealized profits in transactions with subsidiaries	4,672	(6,317)	(10,786)	(15,458)
Income and social contribution taxes	3,355	-	3,355	-
Consolidated	107,115	215,206	1,497,967	1,406,716

4 - TRADE ACCOUNTS RECEIVABLE

	Parent company		Consolidated	
	2001	2000	2001	2000
Domestic	58,520	38,162	58,520	38,162
Foreign:				
Subsidiaries	182,032	97,949	-	-
Third parties	5,575	1,622	71,209	60,052
	246,126	137,733	129,729	98,214
Export bills discounted	(5,575)	(1,622)	(5,575)	(1,622)
Allowance for doubtful accounts	(4,757)	(3,364)	(6,966)	(3,364)
	235,795	132,747	117,188	93,228

5 - INVENTORIES

	Parent company		Consolidated	
	2001	2000	2001	2000
Finished goods	15,901	22,603	30,770	33,979
Work in process	1,774	1,052	1,774	1,052
Raw materials	11,401	9,109	11,401	9,109
Eucalyptus logs	7,042	7,565	7,042	7,565
Maintenance materials	30,729	23,713	30,729	23,713
Advances to suppliers and others	4,476	4,911	4,476	4,911
	71,323	68,953	86,192	80,329

6 - INVESTMENTS

	Percent held	Parent company		Consolidated	
		2001	2000	2001	2000
Bahia Sul International Trading	100%	1,795	1,706	-	-
Bahia Sul América Inc.	100%	5,590	4,239	-	-
SPDF (Portucel)	49.99%	-	-	290,092	-
Others	-	520	-	-	-
		7,905	5,945	290,612	-

By means of a Memorandum of Intent, dated on September 18, 2001, the Company, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., agreed with Sonae SGPS, S.A., an important Portuguese group, to participate with SONAE in a 29% share in Portucel – Empresa Produtora de Pasta e Papel S.A (PORTUCEL) and, in a second step, to join in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of the voting shares. This is foreseen to occur in 2002, which, if successful, Bahia Sul and SONAE will have joint control of PORTUCEL.

PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products amounting to 1.3 million tons.

The interest of the Company in PORTUCEL is performed through a company named Sonae Produtos e Derivados Florestais – SGPS, S.A. (SPDF), in which the Company has 49.99% of capital and SONAE the remaining 50.01%.

In accordance with the conditions stated on the Memorandum of Intent, if the parties do not succeed in acquiring the shares in the privatization process, which would result in the joint-control of PORTUCEL, the Company can sell its current participation.

On September 2001, the Company made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions (US$ 125 millions), equivalent to R$ 290 millions on December 31, 2001.

Considering that this investment is contractually conditioned on a future event (success in the acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in the Investment group until the future event occurs. The success of the acquisition will determine if the nature of this investment is permanent, that is the joint-control of PORTUCEL.

7 - PROPERTY, PLANT AND EQUIPMENT

	Useful life (year)	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
Buildings	35	475,865	463,131	475,865	463,131
Machinery and equipment	35	1,665,724	1,628,763	1,665,724	1,628,763
Vehicles	5	13,282	13,021	13,282	13,021
Others	10	18,305	17,714	18,305	17,714
		2,173,176	2,122,629	2,173,176	2,122,629
Accumulated depreciation		(588,359)	(530,096)	(588,359)	(530,096)
Timber resources		163,544	154,365	163,544	154,365
Land and farms		91,204	68,069	91,204	68,069
Construction-in-progress		22,618	34,131	22,618	34,131
		1,862,183	1,849,098	1,862,183	1,849,098

8 - DEFERRED CHARGES

	Amortization period (year)	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
Software development charges	10	17,600	15,005	17,600	15,005
Pre-operational expenses	10	35,478	35,480	35,478	35,480
Accumulated amortization		(36,269)	(29,361)	(36,269)	(29,361)
		16,809	21,124	16,809	21,124

9 - LOANS AND FINANCING

Index	Interest		Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
For acquisition of equipment:						
Local currency:						
BNDES – Finem	TJLP (1) (2)	7,00% to 12% p.a.	257,120	252,706	257,120	252,706
BNDES – Finame	TJLP (1) (2)	7,5% to 10,5% p.a.	11,565	27,970	11,565	27,970
BNDES – Automático	TJLP (1) (2)	8% to 9,5% p.a.	3,505	4,134	3,505	4,134
Working capital:						
Eurobonds	US$ (2) (3)	10,625% p.a.	232,040	195,540	-	195,540
Syndicated loan	US$ (2) (3)	LIBOR + 2,6% p.a.	-	-	232,040	-
BNDES – Exim	TJLP (1)	7,65% to 7,70% p.a	26,799	15,513	26,799	15,513
Loans from shareholders:						
Companhia Suzano de Papel e Celulose	TJLP (1) (2)	11% p.a.	24,652	47,707	24,652	47,707
Advances on export contracts	US$	4,17% to 9,5% p.a.	514,686	365,303	514,686	365,303
Promissory note loan	US$ (4)	LIBOR+2,00 and 2,5% p.a.	-	-	290,092	-
		1,070,367	908,873	1,360,459	908,873	
Current portion included in current liabilities			364,738	355,251	654,830	355,251
Noncurrent liabilities			705,629	553,622	705,629	553,622

The maturities of loans and financing are as follows:

2003	126,184
2004	343,496
2005	94,977
2006	94,734
2007	19,425
2008 onwards	26,813
	705,629

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) issued by the Brazilian Central Bank.
(2) Financing is secured by guarantees by its shareholder Companhia Suzano de Papel e Celulose and/or by mortgages of plant, rural properties and timbers and pledges of the financed assets.
(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost of LIBOR plus 2,60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.
(4) Short-term "Bridge" loan, for the purpose of obtaining funds for the investment in association with SONAE (Portucel – see Note n. 6).

10 - DEBENTURES

Corresponds to 7.5 debentures related to a 2nd serie issued on July 1st, 1993 bearing interest at LIBOR plus 1.5% p.a. plus exchange rate variation to the US dollar. The withdrawal at these debentures was performed on July 1st 2001. The guarantees provided to these debentures are related to the Company's machinery and equipment.

11 - PROVISIONS

	Parent Company		Consolidated	
	2001	2000	2001	2000
Provision for contingencies	24,021	13,521	24,021	13,521
Provision for programmed maintenance	6,772	6,649	6,772	6,649
Other provisions	2,411	1,390	7,386	3,709
	33,204	21,560	38,179	23,879

Provision for contingencies - relates to tax, labour and social security lawsuits for which the Company established provisions considered sufficient by management, based on the advice of its legal counsel.
Provision for programmed maintenance - based on estimates made by the technical area for the expenses that will be incurred in preventive maintenance.

12 - SHARE CAPITAL

The Company's share capital at December 31, 2001 was represented by 1,364,356,856 (1,364,356,856 in 2000) common shares and 1,833,313,825 (1,833,313,825 in 2000) preferred class "A" and 24,189,019 (19,136,844 in 2000) preferred class "B" shares with no par value. Preferred "A" and "B" shares are nonvoting shares, but have priority in an eventual return of capital.
Nonresident investors hold 1.25 % of the share capital, represented by preferred shares.
Shareholders are guaranteed a minimum compulsory dividend of 25% on the annual net income, calculated in accordance with the Brazilian Corporation Law.

13 - NET INCOME FOR THE YEAR – DISTRIBUTIONS

Distributions of net income for the year and their amounts are presented in the statements of changes in shareholders' equity.
The Company's by-laws assure a minimum compulsory dividend of 25% of the adjusted net income for the year.
The Company's management is proposing the payment of the minimum amount established by the by-laws, which was calculated as follows:

Net income for the year	99,088
Legal reserve	(4,954)
Tax incentives reserve	(25,043)
Adjusted net income for the year	69,091
Minimum compulsory dividend of 25%	17,273

According to a management's decision, the proposed dividend is R$ 17,279, of which R$ 6,213 were paid as interim dividends, related to the net income for the first semester of 2001, resulting in a remaining balance to be paid of R$ 11,066.
Dividends will be distributed by types of shares as follows: common shares – R$ 0.00319; preferred class "A" – R$ 0.00351; preferred class "B" existing at beginning of the year – R$ 0.01153; and preferred "B" issued on March 16, 2001 – R$ 0.01156.
As established in the Company's by-laws, the remaining balance of the net income for the year was allocated to the reserve for capital increase and the special reserve for dividend.

14 - RELATED PARTIES

Transactions with related parties are carried out at regular market prices and terms. The amounts related to operations involving companies included in the consolidation process have already been eliminated for the consolidated financial statements. Transactions with related parties are substantially represented by:

	Assets	Liabilities	Purchases/ expenses	Sales
Bahia Sul International Trading				
Trade accounts receivable	182,032	-	-	430,738
Loans financing and accounts payable	-	243,956	-	-
Companhia Suzano de Papel e Celulose				
Loans – Principal	-	24,652	-	-
Loans – Interest	-	430	-	-
Purchases of raw material	-	834	2,040	-

15 - FINANCIAL INSTRUMENTS

The financial instruments included in the balance sheet such as: cash and banks, interest earning bank deposits, loans and financing are presented at their contractual values, which closely approximates to their fair values.
The Company has performed derivative transactions. As of December 31,

2001 the outstanding position with derivatives related to "swaps" of CDI interest rate to US dollars in an amount equivalent to US$ 61.4 million (US$ 40 million in 2000) as protection to short-term investments in domestic currency, facing the financial commitments in US dollar.
The gains and losses on derivative operations performed up to December 31, 2001 were recognized in the financial statements.

16 - INCOME AND SOCIAL CONTRIBUTION TAXES

Income tax – exemption of SUDENE (regional incentive)

The Company has been granted an exemption from income tax (SUDENE) which expired in 2001 for pulp and will expire in 2002 for paper.
The income tax charge relating to the SUDENE tax exemption has not been accounted for in the statement of income. The amount of R$ 25,043 (related to the exemption obtained during the year) was allocated to a tax incentive reserve, thus complying with the legal provision that prohibits the distribution of the exemption to shareholders. This tax incentive reserve may only be utilized for capital increase or to offset accumulated losses.

Deferred income tax and social contribution

The recorded deferred income and social contribution taxes is derived from:

Tax loss carry-forwards	R$ 222.855
Provision for doubtful accounts	R$ 9.204
Total	R$ 232.059

The Company presented, as at December 31, 2001, tax losses carry forward of R$ 751,719 and a negative basis of social contribution of R$ 576,811.
The balances of tax losses carry forward and negative basis of social contribution were offset by an allowance in the amount of R$ 16,988 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets, considering that their utilization will occur only after the exemption period.
The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Income before income and social contribution taxes	100.209	215.593	105.158	209.636
Combined tax rates	34%	34%	34%	34%
Income and social contribution at the combined tax rates	(34.071)	(73.301)	(35.754)	(71.276)
Permanent additions:				
Nondeductible expenses	(5.301)	(462)	(5.301)	(462)
Permanent exclusions:				
Interest on equity of subsidiaries	(491)	900	-	-
Reversal of the provision for loss on investment in subsidiary	-	6.430	-	6.430
Tax exempt income	9.204	-	9.204	-
Other items:				
Income tax – exemption SUDENE	25.043	66.740	25.043	66.740
Income tax effect on the consolidated financial statements related to unrealized profit earned in transactions with subsidiaries	-	-	3.355	(1.485)
Realization of inflationary income	-	(18.672)	-	(18.672)
Tax credits on losses from previous years (including taxes losses carry-forward)	(4.495)	24.622	(5.410)	24.622
Change in the social contribution rate	-	(327)	-	(327)
Income and social contribution at the end of the year	(1.121)	5.930	1.957	5.570
Effective rate	(1,12%)	2,75%	1,86%	2,66%
Income and social contribution tax – current	5.809	18.566	9.164	18.566
Income and social contribution tax – deffered	(6.930)	(12.636)	(7.207)	(12.996)
	(1.121)	5.930	1.957	5.570

17 - INSURANCE COVERAGE

The Company maintains insurance coverage against operational risks and others for its property, plant and equipment, and inventories.
On December 31, 2001, the Company had insurance coverage, for amounts deemed sufficient by its insurance advisors, to cover possible losses.

18 - GUARANTEES

On December 31, 2001, there were outstanding vendor operations with its clients in the amount of R$ 42,845 (R$ 56,531 in 2000), in which the Company participated as an intervening guarantor.

19 - SUBSEQUENT EVENT

On February 6, 2002 Bahia Sul (Company), and its parent company Cia. Suzano de Papel e Celulose (CSPC), publicly notified their intention of canceling the registration of the Company as public-held company. For this purpose, CSPC will make an offer to acquire the shares of the Company held by other shareholders, in accordance with the conditions of CVM Normative Instruction nr. 229/95. The price offered for the Company shares, of R$ 646.43 per one thousand shares, will constitute a credit to the seller against CSPC, usable exclusively to subscribe preferred shares in a capital increase of CSPC which will be done by the issuing price of R$ 12.96 per share. The relation resulting from these two prices – purchase and subscription – are derived from economic-financial appraisals of the two companies proceeded separately by J. P. Morgan S.A. Bank and by UBS Warburg S.A. Bank. In the Extraordinary General Shareholders Meeting of the Company, held on February 26, 2002, the cancellation of the registration as public-held company was approved.

INDEPENDENT AUDITORS' REPORT

To
The Board of Directors and Shareholders
Bahia Sul Celulose S.A.
Salvador – BA

We have examined the balance sheets of Bahia Sul Celulose S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2001 and 2000 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries, (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Bahia Sul Celulose S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices derived from the Brazilian Corporation Law.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows for the years ended December 31, 2001 and 2000 are supplementary information to the financial statements, and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 30, 2002 (February 26, 2002 for note nº 19 to the financial statements)

KPMG Auditores Independentes
CRC-SP-14.428"S"BA

José Luiz Ribeiro de Carvalho
Accountant CRC-SP-141128/O-S"BA"

BOARD OF DIRECTORS

DAVID FEFFER
Chairman
ADHEMAR MAGON
Vice-Chairman
BORIS TABACOF
AUGUSTO ESTEVES DE LIMA JUNIOR
DANIEL FEFFER
JORGE EDUARDO MARTINS MORAES

MANAGEMENT BOARD

MURILO CESAR LEMOS DOS SANTOS PASSOS
C.E.O.
BERNARDO SZPIGEL
ROGERIO ZIVIANI
ELOY FELIZ JANESCH
JOSÉ CARLOS MACEDO FERREIRA
CARLOS PONTINHA PEREIRA

MARCELO RIMOLI
Accountanting Manager
Accountant – CRC BA-021.146/P

Manegement Report printed on Reciclato, Cia. Suzano's 100% recycled offset, manufactured with pre and post consumption shavings. Part of the profit from the sale of this product is given to the social and environmental projects of the Ecofuturo Institute, ONG created by Cia. Suzano in order to promote the sustainable development of Brazil (5/2002).

Bahia Sul

E X P E D I E N T E / E X P E D I E N T

RELATÓRIO DE GESTÃO / *MANAGEMENT REPORT*

BAHIA SUL CELULOSE S.A.

Coordenação / *Coordination*

Vice-presidência Corporativa /

Corporative Vice-presidency

Realização / *Realization*

Gabarito de Marketing Editorial

Editores / *Editors*

Ana Luiza Guimaro

Leonel Prata

Projeto Gráfico / *Graphic Design*

Idéia & Imagem Comunicação

Textos / *Writing*

Eduardo Araia

Cristina Thomaz

Tradução / *Translation*

Ana Godward

Sandra Sciulli Vital

Revisão / Revision

Márcia Menin

Fotos / Photos

Puppin Fotógrafos

(fotos sem menção de crédito /

photos without credit)

Impressão / Printing

Takano Editora Gráfica

Capa / *Cover*

Impressa em Couché Reflex Matte 230g/m², da Cia. Suzano, produzido com recursos renováveis.

Printed on Cia. Suzano's Couché Reflex Matte 230 gsm paper, produced with renewable resources

Capa revestida com laminação fosca de BOPP, produzido com Prolen®, o polipropileno da Polibrasil

Opaque laminated cover, with BOPP lamination, produced with Prolen®, Polibrasil polypropylene

Miolo / *Inside*

Impresso em Couché Reflex Matte 170g/m², da Cia. Suzano, produzido com recursos renováveis.

Printed on Cia. Suzano's Couché Reflex Matte 170 gsm paper, produced with renewable resources

Demonstrações Financeiras / *Financial Statements*

Impresso em papel Reciclato 120g/m², da Cia Suzano, produzido a partir de aparas pré e pós-consumo

Printed on Cia. Suzano's Reciclato 120 gsm paper, produced from paper scraps before and after consumption

Invólucro Plástico / *Plastic Packaging*

Embalagem feita com Prolen®, o polipropileno da Polibrasil

Packaging made from Prolen®, Polibrasil polypropylene

Caixa / *Box*

Estojo em Cartão TP Bulky 375g/m², da Cia. Suzano, produzido com recursos renováveis.

Case of Cia. Suzano's Triplex paperboard TP Bulky 375 gsm, produced with renewable resources

Bahia Sul Celulose S/A

Rua Dr. Fernandes Coelho, 85 - 9° ao 11° andar

05423-040 - São Paulo/SP - Brasil

Tel.: (55-11) 3031-9600

www.bahiasul.com.br